# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934

# SCHEDULE 14A

### Amendment No. 5

### (Rule 14a-101)
### SCHEDULE 14A INFORMATION

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to Rule 14a-12



# TIMBERLINE RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

(Name of Person(a) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐ No fee required

☒ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)  Title of each class of securities to which transaction applies: Common stock, $0.001 par value

   (2)  Aggregate number of securities to which transaction applies: 4,672,897 shares

   (3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

      $3.25/share of Common Stock — pursuant to Rule 0-11(c)(1) under the Securities Exchange Act of 1934, the average of the high and low prices, as quoted on the OTC Bulletin Board on April 22, 2008

   (4)  Proposed maximum aggregate value of transaction: $80,186,915 *

   (5)  Total fee paid: $3,152

☒ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1)  Amount Previously Paid:

   (2)  Form, Schedule or Registration Statement No.:

   (3)  Filing Party:

   (4)  Date Filed:

* Calculated in accordance with Rule 0-11 of the Exchange Act solely for the purpose of determining the registration fee in connection with this proxy statement.

# TIMBERLINE RESOURCES CORPORATION
**101 East Lakeside Avenue**
**Coeur d'Alene, Idaho 83814**

## Notice of Annual Meeting of Stockholders

To all Stockholders of Timberline Resources Corporation:

You are invited to attend the 2008 Annual Meeting of Stockholders (the "Annual Meeting") of Timberline Resources Corporation (the "*Company*"). The Annual Meeting will be held at the **[Place]**, **[Date]**, and **[Time]**. The purposes of the meeting are:

1. The election of the nominees to the Company's Board of Directors to serve until the Company's 2009 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill and James Moore;

2. Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2008;

3. Approval of the acquisition of Small Mine Development, LLC (the "SMD Purchase"), including the issuance of common stock as partial consideration;

4. Approval of the issuance of up to 35,000,000 Common Shares of the Company at the discretion of the Board of Directors to further implement our business model by accommodating future growth and acquisition opportunities, including, but not limited to, the SMD Purchase, to repay the loan used to repurchase the Timberline Resources Series A Preferred Shares, and for working capital requirements (the "Financing and Share Authorization");

5. Approval of an increase in the number of shares available under the Company's Amended 2005 Equity Incentive Plan (the "Awards Increase");

6. Approval of the reincorporation of the Company into Delaware (the "Reincorporation"); and

7. Any other business that may properly come before the meeting.

The Board of Directors has fixed July 1, 2008, as the record date for the Annual Meeting. Only stockholders of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, the Annual Meeting. A list of stockholders as of July 1, 2008, will be available at the Annual Meeting for inspection by any stockholder. Stockholders will need to register at the meeting to attend the meeting. If your shares are not registered in your name, you will need to bring proof of your ownership of those shares to the meeting in order to register to attend and vote. You should ask the broker, bank or other institution that holds your shares to provide you with either a copy of an account statement or a letter that shows your ownership of Company stock as of July 1, 2008. Please bring that documentation to the meeting.

**IMPORTANT**

Whether or not you expect to attend the Annual Meeting, please sign and return the enclosed proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.

**By Order of the Board of Directors,**

[Corporate Secretary Signature]
Randal Hardy
**Timberline Resources Corporation**
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

**[Date]**

# TIMBERLINE RESOURCES CORPORATION
**101 East Lakeside Avenue**
**Coeur d'Alene, Idaho 83814**

**Proxy Statement**
**for**
**Annual Meeting of Shareholders**

**To Be Held [Date of Annual Meeting]**

Unless the context requires otherwise, references in this statement to "*Timberline Resources*," "*Timberline*," the "*Company*," "*we*," "*us*" or "*our*" refer to Timberline Resources Corporation.

The Annual Meeting of Stockholders of Timberline Resources (the "*Annual Meeting*") will be held on **[Date]**, **[Location]**, **[Time]**.

We are providing the enclosed proxy materials and form of proxy in connection with the solicitation by the Company's Board of Directors (the "*Board*") of proxies for this Annual Meeting. The Company anticipates that this Proxy Statement and the form of proxy will first be mailed to holders of the Company's stock (Timberline Resources common stock will be referred to as the "Common Shares") on or about **[Date]**.

You are invited to attend the meeting at the above stated time and location. If you plan to attend and your shares are held in "street name" – in an account with a bank, broker, or other nominee – you must obtain a proxy issued in your name from such broker, bank or other nominee.

You can vote your shares by completing and returning the proxy card or, if you hold shares in "street name," by completing the voting form provided by the broker, bank or other nominee.

**A returned signed proxy card without an indication of how shares should be voted will be voted FOR the election of all Directors, FOR the ratification of the appointment of the Company's independent registered public accounting firm, FOR the approval of the SMD Purchase, FOR the approval of the Financing and Share Authorization, FOR the Awards Increase, and FOR the Reincorporation.**

Our corporate bylaws define a quorum as a majority of the issued and outstanding voting stock present in person or by proxy. The Company's Articles of Incorporation do not allow cumulative voting for Directors. The nominees who receive the most votes will be elected. A majority of the voting power of the voting shares present, whether in person or by proxy, is required to ratify the appointment of the Company's independent registered public accounting firm, for the approval of the Financing and Share Authorization, the approval of the SMD Purchase and the approval of the Awards Increase. The approval of the Reincorporation requires approval of a majority of the voting power of the voting shares present, whether in person or by proxy, for each voting group of the Company's shares. However, since the Series A Preferred Shares have been repurchased and cancelled, there is now only one voting group—the Common Shares.

**QUESTIONS AND ANSWERS ABOUT PROXY MATERIALS AND VOTING**

**Why am I receiving this Proxy Statement and proxy card?**

You are receiving this Proxy Statement and proxy card because you were a stockholder of record at the close of business on July 1, 2008 and are entitled to vote at the Annual Meeting. This Proxy Statement describes issues on which the Company would like you, as a stockholder, to vote. It provides information on these issues so that you can make an informed decision. You do not need to attend the Annual Meeting to vote your shares.

When you sign the proxy card you appoint Randal Hardy, President and Chief Executive Officer to the Company, and John Swallow, Executive Chairman to the Company, as your representatives at the Annual Meeting. As your representatives, they will vote your shares at the Annual Meeting (or any adjournments or postponements) as you have instructed them on your proxy card. With proxy voting, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is a good idea to complete, sign and return your proxy card in advance of the Annual Meeting, just in case your plans change.

If an issue comes up for vote at the Annual Meeting (or any adjournments or postponements) that is not described in this Proxy Statement, your representatives will vote your shares, under your proxy, at their discretion, subject to any limitations imposed by law.

**When is the record date?**

The Board has fixed July 1, 2008, as the record date for the Annual Meeting. Only holders of Timberline Resources voting stock as of the close of business on that date will be entitled to vote at the Annual Meeting.

**How many shares are outstanding?**

As of July 1, 2008, the Company had 28,479,903 Common Shares issued and outstanding.

The outstanding Series A Preferred Shares were repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008 for the aggregate purchase price of $10.0 million. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

**What am I voting on?**

You are being asked to vote on the following:

1.  The election of the nominees to the Company's Board of Directors to serve until the Company's 2009 Annual Meeting of Stockholders or until successors are duly elected and qualified; the following are nominees for election as Directors: Randal Hardy, John Swallow, Paul Dircksen, Vance Thornsberry, Eric Klepfer, Ron Guill and James Moore;

2.  Ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year of 2008;

3.  Approval of the acquisition of Small Mine Development, LLC (the "SMD Purchase"), including the issuance of common stock as partial consideration;

4.  Approval of the issuance of up to 35,000,000 Common Shares of the Company at the discretion of our Board of Directors to further implement our business model by accommodating future growth and acquisition opportunities, including, but not limited to, the SMD Purchase, to repay the loan used to repurchase the Series A Preferred Shares, and for working capital requirements (the "Financing and Share Authorization");

5.  Approval of an increase in the number of shares available under the Company's Amended 2005 Equity Incentive Plan (the "Awards Increase"); and

6. Approval of the reincorporation of the Company into Delaware (the "Reincorporation"); and

7. Any other business that may properly come before the meeting.

**How many votes do I get?**

Each Common Share is entitled to one vote. No cumulative rights are authorized, and dissenters' rights are not applicable to any of the matters being voted upon.

The Board recommends a vote **FOR** each of the nominees to the Board, **FOR** the ratification of the appointment of the Company's independent registered public accounting firm, **FOR** the approval of the SMD Purchase, **FOR** the approval of the Financing and Share Authorization, **FOR** the approval of the Awards Increase, and **FOR** the approval of the Reincorporation.

**How do I vote?**

You have several voting options. You may vote by:

· Signing your proxy card and mailing it in the enclosed, prepaid and addressed envelope;

· Signing and faxing your proxy card to our Corporate Secretary for proxy voting at the number provided on the proxy card;

· Attending the Annual Meeting and voting in person.

If your shares are held in an account with a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in a "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy card from your broker, bank, or other nominee.

**Can stockholders vote in person at the Annual Meeting?**

The Company will pass out written ballots to anyone who wants to vote at the Annual Meeting. If you hold your shares through a brokerage account but do not have a physical share certificate, or the shares are registered in someone else's name, you must request a legal proxy from your stockbroker or the registered owner to vote at the meeting.

**What if I share an address with another shareholder and we received only one copy of the proxy materials?**

If certain requirements are met under relevant U.S. securities law, including in some circumstances, the shareholder's prior written consent, we are permitted to deliver one annual report and one proxy statement to a group of shareholders who share the same address. If you share an address with another shareholder and have received only one copy of the proxy materials, but desire another copy, please send written request to our offices at the address below or call us at (208) 664-4859 to request another copy of the proxy materials. Please note that each shareholder should receive a separate proxy card to vote the shares they own.

Send requests to:

> **Randal Hardy**
> Timberline Resources Corporation
> 101 East Lakeside Avenue
> Coeur d'Alene, Idaho 83814
>
> Attention: Randal Hardy
> Corporate Secretary

**What if I change my mind after I return my proxy?**

You may revoke your proxy and change your vote at any time before the polls close at the Annual Meeting. You may do this by:

· Signing another proxy with a later date and mailing it to the attention of: Craig Crowell, Inspector of Elections, at 101 E. Lakeside Avenue, Coeur d'Alene, ID 83814, so long as it is received prior to **[Time]**, on **[Date]**;

· Voting in person at the Annual Meeting; or

· Giving written notice to the Company's Secretary, Randal Hardy, at the address given above, prior to **[Time]** and **[Date]**.

**How many votes do you need to hold the meeting?**

To conduct the Annual Meeting, the Company must have a quorum, which means that a majority of the outstanding voting shares of the Company as of the record date must be present at the Annual Meeting. Based on 28,479,903 voting shares outstanding as of the record date of July 1, 2008, 14,239,952 shares must be present at the Annual Meeting, in person or by proxy, for there to be a quorum. Your shares will be counted as present at the Annual Meeting if you:

· Submit a properly executed proxy card (even if you do not provide voting instructions); or

· Attend the Annual Meeting and vote in person.

**What if I abstain from voting?**

Abstentions with respect to a proposal are counted for the purposes of establishing a quorum. Since the Company's By-laws state that matters presented at a meeting of the shareholders must be approved by the majority of the voting power of the voting shares present at the meeting, a properly executed proxy card marked *ABSTAIN* with respect to a proposal will have the same effect as voting *AGAINST* that proposal. However, as described below, election of directors is by a plurality of the votes cast at the meeting. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* any of the nominees.

**What effect does a broker non-vote have?**

Brokers and other intermediaries, holding shares in street name for their customers, are generally required to vote the shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the shares on routine matters, such as the election of directors, but not on non-routine matters. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) will have no impact in the election of directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger proportion of votes cast for the election of directors. Any shares represented at the Annual Meeting but not voted (whether by abstention, broker non-vote or otherwise) with respect to the proposal to ratify the appointment of the independent registered public accountant, the proposal to approve the SMD Purchase, the proposal to approve the Financing and Share Authorization, the proposal to approve the Awards Increase, and the proposal to approve the reincorporation will have the same effect as a vote against such proposal.

**How many votes are needed to elect directors?**

The nominees for election as directors at the Annual Meeting will be elected by a plurality of the votes cast at the meeting. The nominees with the most votes will be elected. A properly executed proxy card marked *WITHHELD* with respect to the election of directors will not be voted and will not count *FOR* or *AGAINST* any of the nominees.

**How many votes are needed to ratify the appointment of the independent registered public accountant?**

The ratification of the appointment of the independent registered public accountant will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

**How many votes are needed to approve the SMD Purchase?**

The SMD Purchase will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

**How many votes are needed to approve the Financing and Share Authorization?**

The Financing and Share Authorization will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

**How many votes are needed to approve the Awards Increase?**

The Awards Increase will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

**How many votes are needed to approve the Reincorporation?**

The Reincorporation will be approved if a majority of the voting power of the Common Shares present at the meeting votes FOR the proposal. A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal. Due to the fact that Common Shares received upon conversion of the Series A Preferred Stock retain the redemption rights of the Series A Preferred Stock and those redemption rights will be eliminated in the Reincorporation, a majority of the voting power of such converted Common Stock present at the meeting must approve the Reincorporation. The converted Common Stock is also entitled to vote with the Common Stock in connection with the Reincorporation.

**Will my shares be voted if I do not sign and return my Proxy Card?**

If your shares are held through a brokerage account, your brokerage firm, under certain circumstances, may vote your shares, otherwise your shares will not be voted at the meeting.

If your shares are registered in your name, and you do not sign and return your proxy card, your shares will not be voted at the meeting.

**Where can I find the voting results of the meeting?**

The Company will publish the final results in the Company's Quarterly Report on Form 10-Q for the next quarter subsequent to the Annual Meeting, which will be filed with the Securities and Exchange Commission (SEC). Within four (4) business days of the Annual Meeting, the Company will file a current report on Form 8-K if the shareholders elect new directors or the amendment to the stock option plan is approved.

**Who will pay for the costs of soliciting proxies?**

The Company will bear the cost of soliciting proxies. In an effort to have as large a representation at the meeting as possible, the Company's directors, officers and employees may solicit proxies by telephone or in person in certain circumstances. These individuals will receive no additional compensation for their services other than their regular salaries. Additionally, the Company may hire a proxy solicitor to help reach the quorum requirement. The Company will pay a reasonable fee in relation to these services. Upon request, the Company will reimburse brokers, dealers, banks, voting trustees and their nominees who are holders of record of the Company's Common Shares on the record date for the reasonable expenses incurred for mailing copies of the proxy materials to the beneficial owners of such shares.

**When are stockholder proposals due for the 2009 annual meeting of Stockholders?**

In order to be considered for inclusion in next year's 2009 proxy statement, stockholder proposals must be submitted in writing to the Company's Secretary, Randal Hardy, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814, and received no later than **[Date]**. Similarly, stockholder proposals not submitted for inclusion in the proxy statement and received after **[Date]** will be considered untimely pursuant to Rule 14a-5(e)(2) of the Securities and Exchange Act of 1934.

**How can I obtain a copy of the 2007 Annual Report on Form 10-KSB?**

The Company's 2007 Annual Report on Form 10-KSB, including financial statements accompanies this proxy statement but is also available through the SEC's website at http://www.sec.gov.

**At the written request of any stockholder who owns Common Shares on the record date, the Company will provide to such stockholder, without charge, a paper copy of the Company's 2007 Annual Report on Form 10-KSB as filed with the SEC, including the financial statements, but not including exhibits.**

If requested, the Company will provide copies of the exhibits for a reasonable fee.

Requests for additional paper copies of the 2007 Annual Report on Form 10-KSB should be mailed to:

> Timberline Resources Corporation
> 101 East Lakeside Avenue
> Coeur d'Alene, Idaho 83814
>
> Attention: Randal Hardy
> Corporate Secretary

**What materials accompany or are attached to this proxy statement?**

In addition to the Company's 10-KSB, the following materials accompany or are attached to this proxy statement:

APPENDIX A    Form Proxy Card;
APPENDIX B    Amended 2005 Equity Incentive Plan
APPENDIX C    Stock Purchase Agreement for Small Mine Development, LLC
APPENDIX D    Fairness Opinion of Jefferies & Company, Inc.
APPENDIX E    Historical Financial Statements of Small Mine Development, LLC
APPENDIX F    Agreement and Plan of Merger Between Timberline Idaho and Timberline (Delaware)
APPENDIX G    Certificate of Incorporation for Timberline Resources Corporation (Delaware)
APPENDIX H    Bylaws of Timberline Resources Corporation (Delaware)

## PROPOSAL 1 — ELECTION OF DIRECTORS

## GENERAL QUESTIONS

**What is the current composition of the Board?**

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of seven Directors.

**Is the Board divided into classes? How long is the term?**

No, the Board is not divided into classes. All directors serve one-year terms until their successors are elected and qualified at the next Annual Meeting.

**Who is standing for election this year?**

The Board of Directors has nominated the following seven, current Board Members for election at the 2008 Annual Meeting, to hold office until the 2009 Annual Meeting:

- John Swallow
- Randal Hardy
- Paul Dircksen
- Vance Thornsberry
- Eric Klepfer
- Ron Guill
- James Moore

**What if a nominee is unable or unwilling to serve?**

Should any one or more of these nominees become unable or unwilling to serve, which is not anticipated, the Board may designate substitute nominees, in which event the proxy representatives will vote proxies that otherwise would be voted for the named nominees for the election of such substitute nominee or nominees.

**How are nominees elected?**

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting.

**The Board recommends a vote FOR each of the nominees. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the election of all nominees.**

**INFORMATION ON THE BOARD OF DIRECTORS, EXECUTIVE OFFICERS, AND KEY EMPLOYEES**

The following table sets forth certain information with respect to our current Directors and executive officers. The term for each Director expires at our next Annual Meeting or until his or her successor is appointed and qualified. The ages of the Directors and officers are shown as of December 31, 2007.

| Name | Current Office | Principal Occupation | Director/Officer Since | Age |
|---|---|---|---|---|
| John Swallow | Executive Chairman | Executive Chairman, Director to Timberline Resources | September 22, 2006 | 41 |
| Randal Hardy | Chief Executive Officer; Chief Financial Officer; Director | Chief Executive Officer; Chief Financial Officer; Director to Timberline Resources | August 27, 2007 | 46 |
| Paul Dircksen | Vice President, Exploration; Director | Vice President, Exploration; Director to Timberline Resources | September 22, 2006 | 62 |
| Vance Thornsberry* | Director | Consulting geologist | September 22, 2006 | 62 |
| Eric Klepfer* | Director | Principal of Klepfer Mining Services | September 22, 2006 | 50 |
| Ron Guill* | Director | Founder, General Manager of Small Mine Development, LLC | November 9, 2007 | 59 |
| James Moore* | Director | Chief Financial Officer to Mines Management, Inc. | January 1, 2008 | 62 |

\* Indicates that the director is "independent" in accordance with Rules 121 and 803A of the American Stock Exchange Company Guide.

The following is a description of the business background of the Directors and executive officers of Timberline Resources Corporation.

**Randal Hardy – Chief Executive Officer, Chief Financial Officer & Director**

Mr. Hardy (46) was appointed as our Chief Executive Officer, Chief Financial Officer and to our board of directors in August 2007. Prior to his appointment by us, since September 2006, Mr. Hardy was the President of HuntMountain Resources, a publicly held U.S.-based junior exploration company. Prior to that, from August 2005, he was HuntMountain's Chief Financial Officer. Previously, from 1997 to 2005, he held positions as President and CEO of Sunshine Minting, Inc. a privately held, precious metal custom minting and manufacturing firm. Prior to his tenure at Sunshine Minting, Inc., Mr. Hardy has served as Treasurer of the NYSE-listed Sunshine Mining and Refining Company. Mr. Hardy has a Business Administration degree from Boise State University and has attained certifications as a Certified Management Accountant and a Certified Cash Manager. Mr. Hardy is currently a director of HuntMountain Resources.

**John Swallow – Executive Chairman**

Mr. Swallow (41) served as Timberline's CEO from January 2006 through August 2007 and is largely responsible for enacting the Company's current business plan. From 1994 to December 2005, Mr. Swallow founded and ran Coeur d'Alene Appraisals, Inc., a real estate appraisal firm. He was formerly the President of Sterling Mining Corporation in 1998 and served on its board of directors until November 2003. He brings wide-ranging experience from within the local mineral exploration industry as well as extensive knowledge of the junior equity markets. Mr. Swallow holds a B.S. in Finance from Arizona State University.

**Paul Dircksen – Vice President, Exploration & Director**

Mr. Dircksen (62) has over 35 years of experience in the mining and exploration industry, serving in executive, managerial, and technical roles at several companies. He has been a director since January 2005 and our Vice President of Exploration since May 1, 2006. Working in the United States and internationally, he has a strong technical background, serving as a team member on approximately nine gold discoveries, seven of which later became operating mines. From January 2005 to May 2006 he was self employed as a consulting geologist until joining Timberline Resources. Mr. Dircksen was the president of Brett Resources from January 2004 to December 2004, and prior to that, from January 2003 to December 2003, he was President of Bravo Venture Group, a junior exploration company. During 2002 he was self employed as an independent mineral geologist. Between 1987 and

2001, Mr. Dircksen was Senior Vice-President of Exploration for Orvana Minerals Corp. He holds an M.S. in Geology from the University of Nevada. Mr. Dircksen currently serves as a director of Bravo Venture Group and is employed on a full-time basis with Timberline Resources.

**Eric Klepfer - Director**

Mr. Klepfer (50) has over 23 years of experience in the mining industry, serving in environmental, engineering and management positions at Placer Dome, Newmont Mining, Coeur d'Alene Mines, and Mines Management. He has been a director since January 2004. Since November 2003, he has been the President of Klepfer Mining Services. In addition, from August 2004 to August 2007 he was the Vice President of Operations at Mines Management, Inc. From 1995 to November 2003, Mr. Klepfer was simultaneously the Director of Environmental Affairs for Coeur d'Alene Mines Corporation and the Vice President of Operations and Technical Services of its subsidiary Earthworks Technology, Inc. He holds B.S. degrees in Mining Engineering and Engineering Administration from Michigan Technological University.

**Ron Guill - Director**

Mr. Guill (59) is the founder, owner, and general manager of Small Mine Development ("SMD"), one of the largest underground mine contractors in the United States. He was appointed to the Board in November 2007. Mr. Guill founded and has been fully employed by SMD since 1982. SMD now has more than 300 full-time employees working at [five] mine sites, serving world-class clients such as Newmont Mining. He has served as a trustee for the Northwest Mining Association which recognized him, and SMD, with their 2006 Platinum Award for Corporate Excellence. He holds a degree in Mining Engineering from the Mackay School of Mines at the University of Nevada. Upon the closing of the acquisition of SMD as contemplated by this proxy statement, Mr. Guill has agreed to remain with SMD as President for at least four (4) years during which time he will continue to manage SMD.

**Vance Thornsberry - Director**

Mr. Thornsberry (62) has been a director since January 2004 and is a Registered Professional Geologist with over 35 years of experience in the mining and exploration industry. Since December 2007, Mr. Thornsberry has worked as a consulting geologist, but has not been a consultant for Timberline at any time in the past three years. From January 2005 until December 2007, Mr. Thornsberry served as a consulting geologist and Vice-President of Exploration for TSX-listed Northland Resources. He also served as Vice President of Exploration for Timberline from January 2004 to May 2006. From 1997 through December 2004, Mr. Thornsberry consulted for a variety of exploration companies, including Golden Queen Mining Company, Beartooth Mining Company, Thunder Mountain LLC and Romarco Minerals. He held senior positions with Inspiration Development Company in the 1970s and 1980s, and has since worked as a consulting geologist for over fifteen mining companies worldwide. He holds a B.S. in Geology from the University of Missouri.

**James Moore – Director**

Mr. Moore (62) has been a director since January 2008, and since March 2004 has been Chief Financial Officer of Mines Management, Inc. Mr. Moore has over 30 years of senior level experience in financial management with the mining sector. Prior to joining Mines Management, from November 2002 to March 2004, Mr. Moore was an independent mining consultant for Idaho General Mining Inc. From September 1997 through August 2003 he was the Vice President of Business Development for RAHCO International, Inc., a heavy mining equipment designer and manufacturer in Spokane, Washington. Prior to that time Mr. Moore was employed by Barrick Gold Corporation in Santiago, Chile as Vice President and Chief Financial Officer for its Latin American division. Other experience includes service as Division Controller Mobil Oil, Energy Minerals Division, and Operations Controller for United Nuclear Corporation. Mr. Moore attended Stanford University and graduated from University of Utah with a B.S. in accounting.

**Family Relationships**

None of our Directors are related by blood, marriage, or adoption to any other Director, executive officer, or other key employees. To our knowledge, there is no arrangement or understanding between any of our officers and any other person, including Directors, pursuant to which the officer was selected to serve as an officer.

<center>CORPORATE GOVERNANCE</center>

**Board of Directors Structure**

The Company's current bylaws require the Board to have three or more persons, and may be increased or decreased from time to time, exclusively by resolution approved by the affirmative vote of a majority of the Board. The current Board is composed of seven Directors.

**Director Independence**

We have seven directors as of January 1, 2008, including four independent directors, as follows:

- Eric Klepfer
- Vance Thornsberry
- James Moore
- Ron Guill

An "independent" director is a director whom the Board of Directors has determined satisfies the requirements for independence under Rules 121 and 803A of the American Stock Exchange Company Guide.

Upon the closing of the SMD Purchase as contemplated by this proxy statement, Ron Guill will no longer be considered independent. We intend to increase our Board to include an additional independent director, but we have not yet identified a person to fill this position. If we still have not identified such a person at the time the SMD acquisition is complete, a current inside director will resign to maintain compliance with the independence requirements of the American Stock Exchange Company Guide.

**Meetings of the Board and Board Member Attendance at Annual Meeting**

During the fiscal year ending September 30, 2007, the Board held one (1) meeting of the Board. None of the incumbent Directors attended fewer than 75% of the board meetings. Going forward, we intend to hold Board meetings on a quarterly basis in compliance with the American Stock Exchange rules.

Board members are not required to attend the annual meeting. There were four members of the Board at last year's annual meeting.

**Communications to the Board**

Shareholders who are interested in communicating directly with members of the Board, or the Board as a group, may do so by writing directly to the individual Board member c/o Corporate Secretary, Randal Hardy, at Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814. The Company's Secretary will forward communications directly to the appropriate Board member. If the correspondence is not addressed to the particular member, the communication will be forwarded to a Board member to bring to the attention of the Board. The Company's Secretary will review all communications before forwarding them to the appropriate Board member.

**Board Committees**

Our Board of Directors has established three board committees: an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee.

The information below sets out the current members of each of Timberline Resources' board committees and the advisory board and summarizes the functions of each of the committees in accordance with their mandates.

**Audit Committee and Audit Committee Financial Experts**

We have a standing audit committee and audit committee charter, which complies with Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the requirements of the American Stock Exchange ("AMEX"). Our audit committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. Our audit committee is comprised of three (3) directors all of whom, in the opinion of the Company's Board of Directors are independent (in accordance with Rule 10A-3 of the Exchange Act and the requirements of the AMEX): Eric Klepfer, Vance Thornsberry and James Moore. James Moore satisfies the requirement of a "financial expert" as defined under Item 401(e) of Regulation S-B and is, in the opinion of the Company's Board of Directors, "independent" as that term is used in Rules 121 and 803A of the AMEX Company Guide and rule 10A-3(b)(i) of the Exchange Act.

Our audit committee meets with our management and our external auditors to review matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. Our audit committee reviews our significant financial risks, is involved in the appointment of senior financial executives and annually reviews our insurance coverage and any off-balance sheet transactions.

Our audit committee monitors our audit and the preparation of financial statements and all financial disclosure contained in our SEC filings. Our audit committee appoints our external auditors, monitors their qualifications and independence and determines the appropriate level of their remuneration. The external auditors report directly to the audit committee. Our audit committee has the authority to terminate our external auditors' engagement and approve in advance any services to be provided by the external auditors that are not related to the audit.

During the fiscal year ended September 30, 2007, the Audit Committee functions were handled by the full Board of Directors, because the Audit Committee had not yet been composed.  A copy of the Audit Committee charter is available on our website at www.timberline-resources.com.

**Audit Committee Report**

The Company's Audit Committee oversees the Company's financial reporting process on behalf of the Board.  The Committee has three (3) members, each of whom is "independent" as determined under Rule 10A-3 of the Exchange Act and the rules of the AMEX. The Committee operates under a written charter adopted by the Board.

The Committee assists the Board by overseeing the (1) integrity of the Company's financial reporting and internal control, (2) independence and performance of the Company's independent auditors, (3) and provides an avenue of communication between management, the independent auditors and the Board.

In the course of providing its oversight responsibilities regarding the 2007 financial statements, the Committee reviewed the 2007 audited financial statements, which appear in the 2007 Annual Report to Shareholders, with management and the Company's independent auditors. The Committee reviewed accounting principles, practices, and judgments as well as the adequacy and clarity of the notes to the financial statements.

The Committee reviewed the independence and performance of the independent auditors who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, and such other matters as required to be communicated by the independent auditors in accordance with Statement on Auditing Standards 61 (Codification of Statements on Auditing Standards, AU 380), as modified or supplemented.

The Committee meets with the independent auditors to discuss their audit plans, scope and timing on a regular basis, with or without management present. The Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board, Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees), as may be modified or supplemented.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report to the Securities and Exchange Commission on Form 10-KSB for the year ended September 30, 2007. The Committee and the Board have also recommended the selection of  DeCoria, Maichel and Teague P.S. as independent auditors for the Company for the fiscal year 2008.

Submitted by the Audit Committee Members

- Eric Klepfer
- Vance Thornsberry
- James Moore

**Compensation Committee**

We have a Compensation Committee comprised of three (3) directors all of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the AMEX Company Guide): Eric Klepfer, Vance Thornsberry and Ron Guill.  We have a Compensation Committee charter that complies with the requirements of the AMEX.  Our Compensation Committee is responsible for considering and authorizing terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. Our Chief Executive Officer may not be present during the voting determination or deliberations of his or her compensation, however, our Compensation Committee does consult with our Chief Executive Officer in determining and recommending the compensation of directors and other executive officers.

In addition, our Compensation Committee reviews both our overall salary objectives and significant modifications made to employee benefit plans, including those applicable to executive officers, and proposes awards of stock options.

The Compensation Committee does not and can not delegate its authority to determine director and executive officer compensation.

During the fiscal year ended September 30, 2007, the Compensation Committee functions were handled by the full Board of Directors, because the Compensation Committee had not been composed. A copy of the Compensation Committee charter is available on our website at www.timberline-resources.com.

Upon the closing of the SMD Purchase as contemplated by this proxy statement, Ron Guill will no longer be considered independent. We intend to increase our Board to include an additional independent director, but we have not yet identified a person to fill this position. If we still have not identified such a person at the time the SMD acquisition is complete, a current inside director will resign to maintain compliance with the independence requirements of the American Stock Exchange Company Guide.

**Corporate Governance and Nominating Committee**

We have a Corporate Governance and Nominating Committee composed of 3 directors all of whom, in the opinion of the Company's Board of Directors, are independent (under Rules 121 and 803A of the AMEX Company Guide): Eric Klepfer, Ron Guill and James Moore. We have a Nominating Committee charter that complies with the requirements of the AMEX. Upon the closing of the SMD Purchase as contemplated by this proxy statement, Ron Guill will no longer be considered independent. We intend to increase our Board to include an additional independent director, but we have not yet identified a person to fill this position. If we still have not identified such a person at the time the SMD acquisition is complete, a current inside director will resign to maintain compliance with the independence requirements of the American Stock Exchange Company Guide.

Our Corporate Governance Committee is responsible for developing our approach to corporate governance issues. The Committee evaluates the qualifications of potential candidates for director and recommends to the Board nominees for election at the next annual meeting or any special meeting of stockholders, and any person to be considered to fill a Board vacancy resulting from death, disability, removal, resignation or an increase in Board size. The Committee has adopted a Director Nominating Process and Policy which sets forth the criteria the Board will assess in connection with the consideration of a candidate, including the candidate's integrity, reputation, judgment, knowledge, independence, experience, accomplishments, commitment and skills, all in the context of an assessment of the perceived needs of the Board at that time. A copy of the Director Nominating Process and Policy is available on our website at www.timberline-resources.com.

The Committee will consider recommendations for director nominees made by shareholders and others if these individuals meet the criteria set forth in the Director Nominating Process and Policy. For consideration by the Committee, the nominating shareholder or other person must provide the Corporate Secretary's Office with information about the nominee, including the detailed background of the suggested candidate that will demonstrate how the individual meets the Company's director nomination criteria. If a candidate proposed by a shareholder meets the criteria, the individual will be considered on the same basis as other candidates. No shareholder or shareholders holding 5% or more of the Company's outstanding stock, either individually or in aggregate, recommended a nominee for election to the Board.

All of the nominees included on the proxy card accompanying this proxy statement were nominated by the Corporate Governance and Nominating Committee and were recommended by the Company's current Board.

During the fiscal year ended September 30, 2007, the Corporate Governance and Nominating Committee functions were handled by the full Board, because the Corporate Governance and Nominating Committee had not yet been composed. A copy of the Corporate Governance and Nominating Committee charter is available on our website at www.timberline-resources.com.

**Advisory Board**

Mr. Douglas Kettle and Mr. David Deeds (the "Kettle Shareholders") were appointed to unofficial capacities as Advisory Directors of Timberline Resources pursuant to the acquisition of Kettle Drilling by Timberline in March 2006.  In such capacities, Mr. Kettle and Mr. Deeds provided input and advice to our Board of Directors.  Effective with their resignations from Kettle Drilling on May 15, 2008, Mr. Kettle and Mr. Deeds have resigned as Advisory Directors of Timberline Resources.  There are no other Advisory Directors to our Board.

# EXECUTIVE COMPENSATION

The following summary compensation tables set forth information concerning the annual and long-term compensation for services in all capacities to the Company for the year ended September 30, 2007 of those persons who were, at September 30, 2007 (i) the chief executive officer (Randal Hardy) and (ii) the other most highly compensated executive officers of the Company, whose annual base salary and bonus compensation was in excess of $100,000 (John Swallow – Executive Chairman, Paul Dircksen—Vice President of Timberline, Doug Kettle---President of Kettle Drilling, Inc. ("Kettle"), Dave Deeds---CEO of Kettle, and William Higgins – Vice President of Kettle):

## SUMMARY COMPENSATION TABLE

| Name and principal position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Awards Vested ($) | Non-Equity Incentive Plan Compensation ($) | Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| John Swallow, Executive Chairman, Former CEO | 2007 | 144,750 | 0 | 0 | 0 | 0 | 0 | 0 | 144,750 |
| Randal Hardy, Chief Executive Officer and Chief Financial Officer | 2007 | 13,500 | 0 | 37,000 (1) | 0 | 0 | 0 | 0 | 50,500 |
| Paul Dircksen, Vice President | 2007 | 162,000 | 0 | 0 | 130,000 (2) | 0 | 0 | 0 | 292,000 |
| Doug Kettle, Former President of Kettle | 2007 | 162,000 | 71,311 | 1,310 (3) | 0 | 0 | 0 | 0 | 234,621 |
| Dave Deeds, Former CEO of Kettle | 2007 | 162,000 | 71,311 | 1,310 (3) | 0 | 0 | 0 | 0 | 234,621 |
| William Higgins, Former VP of Kettle | 2007 | 112,295 | 0 | 1,310 (3) | 0 | 0 | 0 | 0 | 113,605 |

(1)  A signing bonus of 10,000 shares of common stock awarded on August 27, 2007 with a fair value of $3.70 per share.  The fair value of stock awarded was determined using the closing market value of the Company's common shares on the award date.

(2)  250,001 stock options vested. The valuation of the option award is calculated using the Black-Scholes method in accordance with FAS 123(R).  Vesting dates for the option awards range from March 2007 through September 2007.

(3)  200 shares of common stock awarded on April 25, 2007 with a fair value of $2.50 per share and 200 shares of common stock awarded on August 8, 2007 with a fair value of $4.05 per share.  The fair value of stock awarded was determined using the closing market value of the Company's common shares on the respective award dates.

## Executive Compensation Agreements and Summary of Executive Compensation

### *Report on Executive Compensation*

During the year ended September 30, 2007, the Company's Board and the Company's Compensation Committee, once appointed, was responsible for establishing a compensation policy and administering the compensation programs of our executive officers.

The amount of compensation paid by the Company to each of our officers and the terms of those persons' employment is determined by the Compensation Committee. The Compensation Committee evaluates past performance and considers future incentive and retention in considering the appropriate compensation for the Company's officers.  The Company believes that the compensation paid to the Company's directors and officers is fair to the Company.

Our Compensation Committee believes that the use of direct stock awards is at times appropriate for employees, and in the future intends to use direct stock awards to reward outstanding service or to attract and retain individuals with exceptional talent and credentials. The use of stock options and other awards is intended to strengthen the alignment of interests of executive officers and other key employees with those of our stockholders.  In this regard, on October 24, 2007, our Compensation Committee and the Board of Directors authorized the issuance of 1,230,000 stock option awards. Pursuant to his employment agreement, Mr. John Swallow was awarded 500,000 options. In addition, the following stock option issuances were made in the normal course of business: 100,000 options to Mr. John Swallow; 300,000 options to Mr. Randal Hardy; 100,000 to Mr. Dircksen; and 50,000 options each to our directors Eric Klepfer, Ron Guill and Vance Thornsberry.  An additional 80,000 options were granted to non-executive employees at this time.  All options issued are exercisable at $3.40 until October 24, 2012, and are subject to different vesting schedules, with all options vesting by two years from the date they were granted.  We intend to make similar awards in the future.

Certain of these options may require shareholder approval.  See Proposal 5.

**Executive Compensation Agreements-**

*Swallow Employment Agreement*

As of May 1, 2006, John Swallow, entered into a three year employment agreement. Pursuant to the terms of this agreement, he agreed to function as and perform the customary duties of Chief Executive Officer and Chairman of the Company's Board of Directors. His original compensation under the employment agreement was $90,000, but was later increased to $162,000 in 2007 to match the salaries of Paul Dircksen, Doug Kettle and David Deeds.  In addition to this annual salary, his compensation includes fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year.  The agreement permits the issuance of a signing bonus of our common stock, automobile benefits (encompassing a Company truck), performance benefits and incentives. The agreement permits the issuance of stock options per the terms of the 2005 Stock Incentive Plan with an exercise price of $0.75 per share, but such options were not issued in conjunction with the signing of this agreement.  In October 2007, Mr. Swallow was granted 500,000 stock options with an exercise price of $3.40, a term of five years, with one half vesting immediately and the remainder vesting in one year.  In the event of a change of control, if Mr. Swallow's employment is terminated by the Company without Manifest Cause or by Mr. Swallow for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.  Good Reason is defined in the Swallow employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company.  Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.  Under the agreement, Mr. Swallow is permitted to engage in other business activities.  Mr. Hardy succeeded Mr. Swallow as Chief Executive Officer on August 27, 2007.

*Hardy Employment Agreement*

In connection with his appointment, Mr. Hardy entered into an employment agreement with us, effective August 27, 2007.  A brief description of the material terms of this agreement are as follows:  the term is three years, with a provision for mutually agreed upon annual renewals thereafter. It can be terminated by us for cause (without notice), without cause (with three months' notice) or upon a takeover, acquisition or change in control.  Mr. Hardy is to act as both Chief Executive and Financial Officer until such time as a new Chief Financial Officer is appointed. Thereafter, he will remain as Chief Executive Officer during the term of his employment.  His compensation includes: an annual salary of $162,000, payment or reimbursement of up to $12,000 per year of premiums for health insurance coverage for him and his family, and reimbursement of Mr. Hardy's personal automobile related expenses.  In addition to salary and fringe benefits, Mr. Hardy shall be entitled to receive performance bonuses and other incentive compensation as authorized by the Board of Directors.  Per the agreement, Mr. Hardy was granted 10,000 shares of our restricted common stock as a "signing bonus", and incentive stock options to purchase 200,000 shares of our restricted common stock (at the closing stock price on the effective date of the agreement, August 27, 2007) pursuant to our Amended 2005 Stock Incentive Plan.  In the event of a change of control, if Mr. Hardy's employment is terminated by the Company without Manifest Cause or by Mr. Hardy for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.  Good Reason is defined in the Hardy employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company.  Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

*Dircksen Employment Agreement*

Mr. Dircksen entered into a three year employment with us, effective May 1, 2006, to become our Vice President of Exploration.  Pursuant to the terms of this agreement, he will function as and perform the customary duties of Vice President of Exploration and a member of the Company's Board. His compensation includes an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing a Company truck) and performance benefits and incentives. Regarding the performance benefits and incentives, the agreement called for the issuance of 50,000 shares of our common stock as a signing bonus, and the issuance of 500,000 incentive stock options with an exercise price of $.75 per share. These signing bonus shares and the incentive stock options were issued pursuant to this agreement. In the event of a change of control, if Mr. Dircksen's employment is terminated by the Company without Manifest Cause or by Mr. Dircksen for Good Reason, he will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay. Mr. Dircksen is permitted to engage in other business activities. Good Reason is defined in the Dircksen employment agreement to mean a reduction in his compensation, title or level of responsibility, a forced relocation or other change to the terms of his employment, or a change of control of the Company. Manifest cause is defined as a felony conviction, a gross and willful failure to perform his duties, or dishonest conduct which is intentional and materially injurious to the Company.

The Company issued the 50,000 shares due as a signing bonus on June 21, 2006 and the 500,000 incentive stock options on March 15, 2006.

Prior to May 1, 2006, he had a consulting arrangement with us to provide services related to geologic evaluation and marketing of the Company's mineral properties. Under this arrangement, he received payment of $400 per day or $50 per hour.

### Guill Employment Agreement

Mr. Guill will enter into a four year employment agreement with us to remain at SMD, continuing to function as and perform the customary duties of President that he has performed in the past. Employment may be renewed annually. His compensation will likely include: an annual salary of $250,000, fringe benefits including payment of health insurance premiums of up to $12,000 per year, automobile benefits and performance benefits and incentives.

### Kettle Employment Agreement

On March 3, 2006, Doug Kettle and Kettle Drilling, Inc. ("Kettle"), our wholly owned subsidiary, entered into a three year employment agreement. Pursuant to the terms of this agreement, Doug Kettle was to function as and perform the customary duties of President and a member of the board of directors of Kettle. His compensation included an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance and a revenue-based bonus of 2% of gross revenues exceeding $4,800,000 annually and a net income-based bonus of 5% of net income (before income taxes and depreciation expense) exceeding $760,000 annually. In addition, he was entitled to an acquisition-based bonus of the greater of 5% of total assets or 5% of gross revenue of any drilling company acquired during the term of the agreement. Mr. Kettle was not required to devote more than 15 to 20 hours per week to the business affairs of Kettle. As discussed below, pursuant to an agreement between the Company and Mr. Kettle, his employment agreement was terminated effective May 15, 2008.

On March 10, 2008, we entered into an agreement (the "Kettle Agreement") with Douglas Kettle and David and Margaret Deeds which provides for, among other things, severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary Kettle. For more information on the Kettle Agreement, please see "Certain Relationships and Related Transactions" below.

Under the terms of the Kettle Agreement, in connection with the resignations, we agreed to pay each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, an additional cash severance of $300,000 paid out over installments during 2008, the balance of their 2007 bonuses ($135,822 each), and the Company agreed to repurchase the Series A Preferred Shares of Mr. Kettle and Mr. and Mrs. Deeds for an aggregate price of $10.0 million. We also agreed to transfer certain personal property to Mr. Kettle and Mr. Deeds.

Also on March 10, 2008, Mr. Kettle entered into an agreement with Mr. and Mrs. Deeds whereby Mr. Kettle purchased all of the Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from Timberline. The effect of this agreement is that Timberline will purchase all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate price of $10.0 million.

Effective on May 15, 2008, Mr. Kettle resigned from Kettle Drilling and his employment agreement was terminated. Effective May 15, 2008, Mr. Kettle also has resigned as an Advisory Director of Timberline Resources. As of May

21, 2008 Timberline has paid the cash severance amount of $600,000 and the 2007 bonus amount of $135,822 to Mr. Kettle.

The outstanding Series A Preferred Shares were repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008 for the aggregate purchase price of $10.0 million. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

### *Deeds Employment Agreement*

On March 3, 2006, David Deeds and Kettle, our wholly owned subsidiary, entered into a three year employment agreement. Pursuant to the terms of this agreement, David Deeds was to function as and perform the customary duties of Chief Executive Officer and a member of the board of directors of Kettle. His compensation included an annual salary of $162,000, fringe benefits including payment of medical and dental insurance coverage premiums of up to $12,000 per year, automobile benefits (encompassing two vehicles), a $1,500 per month non-accountable expense allowance and a revenue-based bonus of 2% of gross revenues exceeding $4,800,000 annually and a net income-based bonus of 5% of net income (before income taxes and depreciation expense) exceeding $760,000 annually. In addition, he was entitled to an acquisition-based bonus of the greater of 5% of total assets or 5% of gross revenue of any drilling company acquired during the term of the. Mr. Deeds was not required to devote more than 15 to 20 hours per week to the business affairs of Kettle. As discussed below, pursuant to an agreement between the Company and Mr. Kettle, his employment agreement was terminated effective May 15, 2008.

On March 10, 2008, we entered into the Kettle Agreement with Douglas Kettle and David and Margaret Deeds which provides for, among other things, severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary Kettle. For more information on the Kettle Agreement, please see "Certain Relationships and Related Transactions" below.

Under the terms of the Kettle Agreement, in connection with the resignations, we will pay each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, an additional cash severance of $300,000 paid out over installments during 2008, the balance of their 2007 bonuses ($135,822 each), and the Company has agreed to repurchase the Series A Preferred Shares of Mr. Kettle and Mr. and Mrs. Deeds for an aggregate price of $10.0 million. We will also transfer certain personal property to Mr. Kettle and Mr. Deeds.

Also on March 10, 2008, Mr. Kettle entered into an agreement with Mr. and Mrs. Deeds whereby Mr. Kettle purchased all of the Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from Timberline. The effect of this agreement is that Timberline will purchase all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate price of $10.0 million.

Effective on May 15, 2008, Mr. Deeds resigned from Kettle Drilling and his employment agreement was terminated. Effective May 15, 2008, Mr. Deeds also has resigned as an Advisory Director of Timberline Resources. As of May 21, 2008 Timberline has paid the cash severance amount of $600,000 and the 2007 bonus amount of $135,822 to Mr. Deeds.

The outstanding Series A Preferred Shares were repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008 for the aggregate purchase price of $10.0 million. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

**Outstanding Equity Awards At Fiscal Year-End**

The following table sets forth the stock options granted to our named executive officers as of September 30, 2007. No stock appreciation rights were awarded.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (1)(2) | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that have not Vested (#) | Market Value of Shares or Units of Stock that have not Vested ($) | Equity Incentive Plan Awards: Number of Securities Unearned Shares, Units or Other Rights That have not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have not Vested ($) |
| Randal Hardy | 0 | 200,000 | 0 | $3.70 | 8/27/2012 | 0 | $0.00 | 0 | $0.00 |
| Paul Dircksen | 83,334 | 249,999 | 0 | $0.75 | 3/14/2011 | 0 | $0.00 | 0 | $0.00 |

(1) As of September 30, 2007, John Swallow has no option awards or stock awards and therefore has been omitted from the table.

(2) Randal Hardy's unexercisable options vest at a rate of 33% annually, with vesting dates ranging from August 2008 through August 2010. Paul Dircksen's unexercisable options vest in equal increments on a quarterly basis, with vesting dates ranging from December 2007 through March 2009.

**Retirement, Resignation or Termination Plans**

We sponsor no plan, whether written or verbal, that would provide compensation or benefits of any type to an executive upon retirement, or any plan that would provide payment for retirement, resignation, or termination as a result of a change in control of our Company or as a result of a change in the responsibilities of an executive following a change in control of our Company. Specific executive employment agreements described above do, however, provide that in the event of a change of control, if the executive's employment is terminated by the Company without Manifest Cause or by the executive for Good Reason, as such terms are defined in their respective employment agreements, the executive will be entitled to receive a lump sum payment equaling three (3) times his annual base salary and the continuation of medical and dental insurance benefits as the Company is then obligated to pay.

Kettle, our wholly owned subsidiary, does maintain a Supplemental Executive Retirement Plan (SERP), which is funded by insurance and covers several of its executive officers, including Paul Dircksen, Douglas Kettle and David Deeds. As of May 15, 2008, Mr. Kettle and Mr. Deeds resigned and their SERPs were discontinued.

The Supplemental Income Agreement ("Agreement" for purposes of this paragraph) between Kettle Drilling, Inc. and Paul Dircksen provides for the payment of deferred compensation to Mr. Dircksen upon his death, Disability, Retirement or Early Retirement, or upon a Change in Control as defined in Regulations issued by the Internal Revenue Service under IRC Section 409A. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Retirement (defined as his voluntary termination of employment on or after attaining age 65) or his death, Mr. Dircksen will be paid $100,000 pursuant to the Agreement. If Mr. Dircksen remains actively and continuously employed on a full time basis until his Early Retirement (defined as his voluntary termination of employment after attaining age 60 and before attaining age 65) or his Disability (as defined in the Agreement) he will be paid each year for ten years an amount equal to 5% of the cash surrender value of the life insurance policy funding the Agreement (the "Policy'). Upon a Change in Control, the Policy will be distributed to Mr. Dircksen and the Agreement will be terminated, with no further obligations on the part of the Company.

# DIRECTOR COMPENSATION

The following table sets forth the stock options granted to our directors during the fiscal year ended September 30, 2007.  Compensation to directors that are also executive officers is detailed above and is not included on this table.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($) | Non-Equity Incentive Plan Compensation ($) | Non-Qualified Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|------|------|------|------|------|------|------|------|
| Eric Klepfer | 0 | 0 | 3,467 (1) | 0 | 0 | 0 | 3,467 |

(1)   A vested option to purchase 8,334 shares was granted to this director on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011.

## *Compensation of Directors*

Directors receive no monetary compensation for their work for the Company.  Directors are granted non-qualified stock options as compensation.

# OTHER GOVERNANCE MATTERS

## Code of Business and Ethical Conduct

We have adopted a corporate Code of Business and Ethical Conduct administered by our Chief Executive Officer, Randal Hardy. We believe our Code of Business and Ethical Conduct is reasonably designed to deter wrongdoing and promote honest and ethical conduct, to provide full, fair, accurate, timely and understandable disclosure in public reports, to comply with applicable laws, to ensure prompt internal reporting of code violations, and to provide accountability for adherence to the code. Our Code of Business and Ethical Conduct provides written standards that are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
- Compliance with applicable governmental laws, rules and regulations; and
- The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
- Accountability for adherence to the code.

Our Code of Business and Ethical Conduct is available on our web site at www.timberline-resources.com.  A copy of the Code of Business and Ethical Conduct will be provided to any person without charge upon written request to the Company at its executive offices: Timberline Resources Corporation, 101 East Lakeside Avenue, Coeur d'Alene, Idaho 83814.  We intend to disclose any waiver from a provision of our code of ethics that applies to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions that relates to any element of our code of ethics on our website. No waivers were granted from the requirements of our Code of Business and Ethical Conduct during the year ended September 30, 2007, or during the subsequent period from October 1, 2007 through the date of this proxy statement.

## Compensation Interlocks and Insider Participation

There were no compensation committee or board interlocks among the members of our Board.

## Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors, and persons who beneficially own more than 10% of the Company's common stock ("10% Stockholders"), to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Such officers, directors and 10% Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file. Based solely upon information provided to us by individual officers, directors and 10% Stockholders, we believe that all of these filing requirements were satisfied by our officers, directors, and 10% Stockholders in the fiscal year ended September 30, 2007.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following tables set forth information as of July 1, 2008, regarding the ownership of our common stock by:

- each named executive officer, each director and all of our directors and executive officers as a group; and
- each person who is known by us to own more than 5% of our shares of common stock

The number of shares beneficially owned and the percentage of shares beneficially owned are based on 28,479,903 shares of common stock outstanding as of July 1, 2008.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Shares subject to options that are exercisable within 60 days following July 1, 2008 are deemed to be outstanding and beneficially owned by the optionee for the purpose of computing share and percentage ownership of that optionee but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

### DIRECTORS AND EXECUTIVE OFFICERS

| Name and Address of Beneficial Owner | Number of Shares of Common Stock/Common Shares Underlying Options or Warrants Beneficially Owned | Percentage of Common Shares** |
|---|---|---|
| Randal Hardy(b)(5) Chief Executive Officer; Chief Financial Officer; Director | 55,000 / 102,500 | * |
| John Swallow(b)(4) Executive Chairman | 3,121,349 / 308,334 | 11.91% |
| Paul Dircksen(b)(3) Vice President, Exploration; Director | 505,691 / 241,669 | 2.60% |
| Vance Thornsberry(a)(1) Director | 100,000 / 66,667 | * |
| Eric Klepfer(a)(2) Director | 59,009 / 28,335 | * |
| Ron Guill (7) Director | 1,000 / 16,667 | * |
| James Moore Director | 1,000 | * |
| Total Directors and Executive Officers as a group ( 9 persons) | 3,843,049 / 764,172 | 15.75% |

**5% Stockholders**

| | | |
|---|---|---|
| Praetorian Capital Management LLC (6) 119 Washington Ave., Ste 600 Miami Beach, FL 33139 | 5,320,333 / 675,000 | 20.56% |

\*    less than 1%.

\*\*    The percentages listed for each shareholder are based on 28,479,903 shares outstanding as of July 1, 2008 and assume the exercise by that shareholder only of his or its entire option or warrant, exercisable within 60 days of July 1, 2008.

(a)    Director only

(b)    Officer and Director

(1)    An option to purchase 50,000 shares was granted to this shareholder on February 7, 2005 with an exercise price of $0.56 per share and an expiration date of February 7, 2010.  A vested option to purchase 16,667 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

(2)    A vested option to purchase 11,668 shares was granted to this shareholder on August 15, 2006 with an exercise price of $0.75 per share and an expiration date of August 14, 2011.  A vested option to purchase 16,667 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

(3)    A vested option to purchase 208,335 shares at $.75 per share was granted to this shareholder on May 1, 2006 which expire on May 1, 2011.  A vested option to purchase 33,334 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

(4) 2,733,849 of the shares are held in the name of Cougar Valley LLC, an entity controlled by Mr. Swallow, our Executive Chairman of the Board of Directors, and 337,500 are held in the name of J. Swallow Roth IRA. 62,500 warrants granting the right, but not the obligation, to purchase 62,500 shares were issued to J. Swallow Roth IRA on March 13, 2006 with an exercise price of $1.00 per share. The warrants were exercised on January 30, 2008. This shareholder purchased 50,000 units in the Company's private placement on November 21, 2006 consisting of 50,000 shares of common stock and 25,000 warrants. Each warrant grants the holder the right to purchase an additional share at $1.00 per share until December 31, 2008. A vested option to purchase 283,334 was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012.

(5) A vested option to purchase 100,000 shares was granted to this shareholder on Oct. 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. This shareholder purchased 5,000 units in the Company's private placement on October 11, 2007 consisting of 5,000 shares of common stock and 2,500 warrants. Each warrant grants the holder the right to purchase an additional share at $3.50 per share until October 11, 2009.

(6) This shareholder purchased 3,350,000 units in the Company's private placement on November 21, 2006 consisting of 3,350,000 shares of common stock and 1,675,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $1.00 per share. 1,150,000 warrants have been exercised with 525,000 remaining. This shareholder also purchased 300,000 units in the Company's private placement on September 30, 2007 consisting of 300,000 shares of common stock and 150,000 warrants. Each warrant grants the holder the right to purchase an additional share of stock at $3.50 per share. All of these warrants remain outstanding. This shareholder also purchased 497,833 shares on the open market.

(7) A vested option to purchase 16,667 shares of common stock was granted to this shareholder on October 24, 2007 with an exercise price of $3.40 per share and an expiration date of October 24, 2012. See also Proposal 3 for a discussion of the shares to be issued to Mr. Guill upon the closing of the SMD Purchase.

It is believed by us that all persons named have full voting and investment power with respect to the shares indicated, unless otherwise noted in the table. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

We have no knowledge of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

We are not, to the best of our knowledge, directly or indirectly owned or controlled by another corporation or foreign government.

**Change in Control**

We are not aware of any arrangement that might result in a change in control in the future.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reportable transactions with related parties, including named security holders, during the two years ended September 30, 2007 and 2006 are as follows.

Except as indicated herein, no officer, Director, promoter, or affiliate of Timberline has or proposes to have any direct or indirect material interest in any asset acquired or proposed to be acquired by Timberline through security holdings, contracts, options, or otherwise. In cases where we have entered into such related party transactions, we believe that we have negotiated consideration or compensation that would have been reasonable if the party or parties were not affiliated or related.

Loan Agreement with John Swallow

On March 1, 2006, the Company entered into a loan agreement with John Swallow wherein it borrowed from Mr. Swallow $400,000, repayable at 9% interest on an interest only basis. Monthly payments were $3,000, beginning on April 1, 2006. The term of the loan was from March 1, 2006 to March 1, 2007. These funds were borrowed to partially finance the May 6, 2006 acquisition of Kettle as our wholly-owned subsidiary. This loan was subsequently repaid in full during fiscal year 2007.

This loan was approved by the disinterested members of our Board. In each case, management believes that the terms and conditions of the loans from Mr. Swallow or entities that he controls are under similar terms and conditions that would be available to the Company from an unrelated third party, if such loans were actually available from an unrelated third party.

Kettle Acquisition

On March 6, 2006, Timberline Resources Corporation completed the acquisition of all of the outstanding capital stock of Kettle, a privately held, Idaho corporation owned by Douglas Kettle (75%) and David Deeds (25%) (the "Sellers") for a purchase price of $2,800,000 (comprised of a cash payment of $2,400,000 and two promissory notes in the total principal amount of $400,000 issued to the Sellers, hereinafter referred to as the as the "Seller's Notes") and 5,000,000 shares of convertible preferred stock (with certain registration and redemption rights) (the "Acquisition"). The Acquisition was approved by the disinterested members of our Board. The Company, on December 19, 2005, had acquired the option to make this acquisition in consideration of the issuance of 100,000 shares of its common stock to the Sellers which also have registration rights attached to them. In connection with the Acquisition, as of February 23, 2006, the parties entered into a Stock Purchase and Sale Agreement (the "Stock Purchase and Sale Agreement") a copy of which was attached as an exhibit to and was the subject of the Company's Current Report on Form 8-K filed on March 1, 2006 (the "March 1, 2006 8-K"). The March 1, 2006 Form 8-K is incorporated by reference hereto and made a part hereof. The Acquisition was completed with the issuance of the Series A convertible preferred stock (the "Series A Preferred Shares") to Mr. Kettle and Mr. Deeds (the "Kettle Shareholders") on March 6, 2006.

Funds for the $2,400,000 cash payment of the purchase price derive from three sources: $400,000 from the above mentioned March 1, 2006 loan from the Company's former Chief Executive Officer; $200,000 from a February 2006 exercise of warrants by Cougar Valley LLC, an entity controlled by Mr. Swallow; and the balance from the proceeds of a "best efforts" Private Placement Offering of shares of common stock and warrants to purchase additional shares of common stock which the Company closed on May 19, 2006. A total of $3,074,438 was raised in this private offering. Offering proceeds that were not applied to the Acquisition have been earmarked for working capital.

Kettle, formerly a closely-held company, provides drilling services to the mining and mineral exploration industries across North America and worldwide. Kettle recorded over $5.0 million in revenues for year ended September 30, 2006 and has been profitable every year since its inception in 1996. Included in the Acquisition, are all of Kettle's assets and liabilities, including existing contracts and account's receivable and payable.

The aforementioned Seller's Promissory Notes included in the Acquisition purchase price, which was entered into as of March 3, 2006, are summarized as follows:

Kettle Loan

- lender: Douglas Kettle

- principal: $300,000

- annual interest rate: prime plus three percent

- payment: lump sum of interest and principal

- due date: September 1, 2006 (there is no prepayment penalty)

Deeds Loan

- lender: David Deeds

- principal: $100,000

- annual interest rate: prime plus three percent

- payment: lump sum of interest and principal

- due date: September 1, 2006 (there is no prepayment penalty)

The loans from Douglas Kettle and David Deeds were approved by the disinterested members of our Board. The loans from Douglas Kettle and David Deeds were subsequently repaid in full prior to fiscal year ending September 30, 2007.

The aforementioned 5,000,000 shares of Series A Preferred Shares issued as part of the Acquisition purchase price were issued as follows: 1,250,000 shares to David Deeds and Margaret Deeds, husband and wife, and 3,750,000 shares to Doug Kettle.

Finally, in connection with the Acquisition, Messrs Kettle and Deeds entered into three year employment agreements with our wholly owned subsidiary, Kettle Drilling, Inc. See "Executive Compensation" above.

In March 2007, Mr. Kettle and Mr. and Mrs. Deeds sold a total of 300,000 of the Series A Preferred Shares, which were converted to Common Shares by the purchaser, leaving a total of 4,700,000 Series A Preferred Shares outstanding.  Pursuant to an agreement between Mr. Kettle and Mr. and Mrs. Deeds, Mr. Kettle later became the sole owner of all of the outstanding Series A Preferred Shares.  These remaining outstanding Series A Preferred Shares were then repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008.  The Company repurchased and cancelled 3,525,000 Series A Preferred Shares.  The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor. The result of this transaction is that there is now only one class of stock, the Common Shares, and no holder has any rights associated with the Series A Preferred Shares, as all Series A Preferred Shares have been cancelled.  See "Kettle Employment Agreement" above for more information.

Kettle Voting Trust Agreement

As of March 3, 2006, the Registrant, the Sellers (individually and collectively) and certain of the Registrant's shareholders (individually and collectively) entered into a voting trust agreement upon the completion of the acquisition of Kettle.  The Kettle voting trust agreement was approved by the disinterested members of our Board. The voting trust agreement is no longer in effect as the Series A Preferred Shares have been cancelled after repurchase by the Company and a private investor on June 27, 2008.

Consulting Agreements with Former Directors and Officers

During the year ended September 30, 2006, we incurred $32,010.50 for consulting services including services provided by former directors and/or officers.  These consulting agreements were each approved by the disinterested members of our Board.  The following table details to whom and amounts paid for consulting services during the year ended September 30, 2006:

|  | | 2006 |
| --- | --- | --- |
| Stephen Goss*** | | 22,000.00 |
| Tom Gurkowski** | $ | 10,010.50 |
| Bill Hoyt * | $ | — |
| Total | $ | 32,010.50 |

\*      Former Director

\*\*     Former Officer

\*\*\* Former Director and Officer

December Private Placement

In December 2006, we completed a private placement of our securities wherein we raised gross proceeds of $2,730,000. John Swallow (former CEO and Chairman of the Board), Paul Dircksen (Vice President and Director) and Michael P. Wilson (former CFO) participated in this private placement, each purchasing 50,000 units for $32,500. The 50,000 units contained 50,000 shares of common stock and 25,000 warrants to purchase 25,000 shares of common stock at $1.00 per share.  This private placement was approved by the disinterested members of our Board.

Small Mine Development, LLC Letter of Intent

On December 5, 2007, we announced that we had signed a non-binding Letter of Intent to acquire Small Mine Development, LLC, one of the largest underground mine contractors in the United States.  Ron Guill, a Director to Timberline, is the founder, owner and general manager of SMD.  On February 27, 2008, we announced that we had signed a Stock Purchase Agreement (Appendix C) with Mr. Guill to acquire all of the outstanding membership interests of SMD.  See Proposal 3 for terms of the SMD Purchase.  The SMD letter of intent was approved by the disinterested members of our Board.

Kettle Agreement and Preferred Stock Repurchase

On March 10, 2008, we entered into the Kettle Agreement with Douglas Kettle and David and Margaret Deeds providing for (i) severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary Kettle; and (ii) the repurchase by the Company of all of the Preferred Stock of Mr. Kettle and Mr. and Mrs. Deeds. The Kettle Agreement and the repurchase of the Series A Preferred Stock were approved by the disinterested members of our Board.

The primary business purpose for entering into the Kettle Agreement was to eliminate, through the repurchase of the Series A Preferred Shares, the potentially burdensome redemption provisions of the Series A Preferred Shares. Upon certain occurrences, including a failure to list on AMEX or another national securities exchange on a timely basis, a subsequent delisting from such exchange, or a failure to maintain adequate trading volume, the holder would have the right to require the Company to redeem the Series A Preferred Shares. If the Company was unable to do so, the terms of the Series A Preferred Shares provide that such failure to repurchase would be deemed an offer to sell Kettle Drilling back to the holders of the Series A Preferred Shares. The consent provisions relating to the Series A Preferred Shares and the uncertainty relating to the redemption provisions caused the Company to conclude that it was in the best interests of the Company and its shareholders to repurchase the Series A Preferred Shares.

At the time of we acquired Kettle, there was a $2,000,000 portion of the purchase price that was paid by delivery of 5,000,000 shares of Series A Preferred Stock, of which 300,000 were subsequently converted and resold. The fair value of the stock was determined to be $0.40 per share because that was the approximate market price at the time the acquisition price was negotiated and the buyer and the seller agreed it was the fair value of the stock at the time of the acquisition. During the arm's length negotiations regarding the terms of the repurchase of the Series A Preferred Stock, Messrs. Kettle and Deeds offered to sell all of their Series A Preferred Shares for a total price of $10.0 million. This price was significantly below the then market price for the Company's common shares, and we determined the repurchase of the Series A Preferred Stock at this price to be advantageous to the Company and our shareholders. As discussed below, the outstanding Series A Preferred Shares were repurchased by the Company and a private investor on June 27, 2008 for the aggregate purchase price of $10.0 million. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million of the aggregate purchase price and thought it advantageous to bring in a private investor to repurchase the remaining 1,175,000 Series A Preferred Shares for $2.5 million, so that the Company did not have to enter into a loan for the full $10.0 million amount. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

Under the terms of the Agreement, we will pay $10.0 million in aggregate to repurchase the 4,700,000 Series A Preferred Shares held by Mr. Kettle and Mr. and Mrs. Deeds. Additionally, in connection with the resignations, we will pay each of Mr. Kettle and Mr. Deeds a cash severance amount of $600,000 at the time of their resignation, an additional cash severance of $300,000 paid out over installments during 2008, as well as the balance of their 2007 bonuses ($135,822 each). We will also transfer certain personal property to Mr. Kettle and Mr. Deeds.

As of May 21, 2008, we have paid the cash severance amount of $600,000 and 2007 bonus amount of $135,822 out of our working capital to each of Mr. Kettle and Mr. Deeds. We will pay the additional cash severance of $300,000 to each of Mr. Kettle and Mr. Deeds in installments during 2008 out of our working capital as well.

On March 10, 2008, Mr. Kettle entered into an agreement with Mr. and Mrs. Deeds whereby Mr. Kettle purchased all of the Series A Preferred Shares held by Mr. and Mrs. Deeds, contingent upon receiving payment from Timberline. The effect of this agreement is that Timberline will purchase all of the Series A Preferred Shares solely from Mr. Kettle for the aggregate price of $10.0 million.

The outstanding Series A Preferred Shares were repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008 for the aggregate purchase price of $10.0 million. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares for $7.5 million, which funds came from a short-term $8.0 million loan entered into by the Company on June 27, 2008. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor, who waived any redemption rights that might attach to the converted common stock, for $2.5 million. The result of this transaction is that there is now only one class of stock, the Common Shares, as all Series A Preferred Shares have been cancelled or converted into common stock.

## EQUITY COMPENSATION PLANS

| | Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a) | Weighted-average exercise price of outstanding options, warrants, and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 3,712,500 (2) | | 0 (2) |
| Equity compensation plans not approved by security holders | | | |
| TOTAL | 3,712,500 (2) | | 0 (2) |

(1) In February 2005, our Board adopted the 2005 Equity Incentive Plan which was approved by shareholders on September 23, 2005. This plan authorizes the granting of up to 750,000 non-qualified 10 year stock options to Officers, Directors and consultants. In August 2006, the Board adopted the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. This amended plan increases the number of non-qualified 10 year stock options that are authorized to be issued to Officers, Directors and consultants to 2,750,000.

(2) The current number of securities to be issued upon exercise of outstanding options exceeds the authorized shares to be issued under the Amended 2005 Equity Incentive Plan which was approved by shareholders on September 22, 2006. 1,059,588 options are vested as of December 18, 2007 and the remaining options vest over the next 3 years. The company is seeking an increase in the number of authorized shares available under the Amended 2005 Equity Incentive Plan in this proxy statement (see Proposal 5). If the requested increase in the number of authorized shares is not approved, only 2,750,000 options will vest and may be exercised.

As to the options granted to date, there were none exercised during the year ended September 30, 2006. For the year ended September 30, 2007, 409,167 options were exercised.

On October 24, 2007, the Company's Compensation Committee and Board of Directors authorized the issue of 1,230,000 stock option to the following employees, directors and officers. At the time the stock options were granted, 2,482,000 options were already issued under the Amended 2005 Plan, leaving only 267,500 options to be granted. The remaining 962,500 options are subject to shareholder approval. See Proposal 5 – Approval of Awards Increase for more information. If shareholder approval is not received, the 962,500 options will be cancelled.

| Security Holder | Number of Options Granted | Exercise Price | Date Granted | Qty Granted under Current Plan Cap | Qty Subject to Shareholder Approval | Expiration Date |
|---|---|---|---|---|---|---|
| Art Glover | 50,000 | 3.40 | 10/24/2007 | 10,874 | 39,126 | October 24, 2007 |
| Eric Klepfer | 50,000 | 3.40 | 10/24/2007 | 10,874 | 39,126 | October 24, 2007 |
| John Swallow | 100,000 | 3.40 | 10/24/2007 | 21,748 | 78,252 | October 24, 2007 |
| John Swallow | 500,000 | 3.40 | 10/24/2007 | 108,740 | 391,260 | October 24, 2007 |
| Paul Dircksen | 100,000 | 3.40 | 10/24/2007 | 21,748 | 78,252 | October 24, 2007 |
| Randal Hardy | 300,000 | 3.40 | 10/24/2007 | 65,244 | 234,756 | October 24, 2007 |
| Ron Guill | 50,000 | 3.40 | 10/24/2007 | 10,874 | 39,126 | October 24, 2007 |
| Vance Thornsberry | 50,000 | 3.40 | 10/24/2007 | 10,874 | 39,126 | October 24, 2007 |
| Zach Dircksen | 30,000 | 3.40 | 10/24/2007 | 6,524 | 23,476 | October 24, 2007 |
| **Totals** | **1,230,000** | | | **267,500** | **962,500** | |

# PROPOSAL 2 — RATIFICATION OF
## THE APPOINTMENT OF THE
### INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**What am I voting on?**

The Audit Committee has selected DeCoria, Maichel & Teague P.S. to be the Company's Independent Registered Public Accounting Firm for the current fiscal year ending September 30, 2008.

This proposal seeks shareholder ratification of the appointment of DeCoria, Maichel & Teague P.S..

**Will a representative of DeCoria, Maichel & Teague P.S. be present at the Annual Meeting?**

The Company expects that a representative of DeCoria, Maichel & Teague P.S. will be present at the Annual Meeting and will be available to answer questions.

_____

### INFORMATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DeCoria, Maichel & Teague P.S. was the Independent Registered Public Accounting Firm for the Company in the fiscal year ended September 30, 2007.

Our financial statements have been audited by DeCoria, Maichel & Teague P.S., independent registered public accounting firm, for the years ended September 30, 2007 and 2006. Williams & Webster P.S. was the Company's independent registered public accounting firm for the fiscal year ended September 30, 2005.

The following table sets forth information regarding the amount billed to us by our independent auditor, DeCoria, Maichel & Teague P.S. for our two fiscal years ended September 30, 2007 and 2006, respectively:

|  | Years Ended September 30 | |
| --- | --- | --- |
|  | **2007** | **2006** |
| Audit Fees | $116,768 | $76,357 |
| Audit Related Fees | $6,643 | $0 |
| Tax Fees | $0 | $5,000 |
| All Other Fees | $0 | $0 |
| Total | $123,411 | $81,357 |

**Audit Fees**

Consists of fees billed for professional services rendered for the audit of our financial statements and review of interim consolidated financial statements included in quarterly reports and services that are normally provided by the principal accountants in connection with statutory and regulatory filings or engagements.

**Audit Related Fees**

Consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees".

**Tax Fees**

Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include preparation of federal and state income tax returns.

**All Other Fees**

Consists of fees for product and services other than the services reported above.

**Policy on Pre-Approval by Audit Committee of Services Performed by Independent Auditors**

Our audit committee approves all services provided by our independent accountant.

**The Board recommends a vote FOR the ratification of the appointment of the independent registered public accounting firm. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the ratification of the appointment of the independent registered public accounting firm.**

## PROPOSAL 3 – APPROVAL OF THE SMD PURCHASE

You are being asked to approve the purchase of SMD, including the issuance of 4,672,897 Common Shares as partial consideration for the acquisition.

This summary of the purchase and the principal terms of the Stock Purchase Agreement, dated February 23, 2008, (the "Purchase Agreement") by and among Timberline Resources and Ron Guill, sole owner of SMD, is subject to, and qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is attached as Appendix C, and the more comprehensive discussion found beginning on page 32 of these materials.

Pursuant to our Articles of Incorporation and applicable state law, and limited only by the number of shares authorized for issuance under our Articles of Incorporation, our Board has the power, without submitting the matter to shareholder vote or approval, to issue shares of the Company, from time to time, for any consideration the Board deems appropriate. However, under Idaho law, if we enter into a series of integrated transactions where the number of securities issued will comprise more than 20% of the voting power of the shares of the Company that were outstanding immediately before the transactions and if some of the securities will be issued for consideration other than cash, then we are required to seek shareholder approval for the transaction or related transactions. The shares anticipated to be issued in the SMD Purchase and the securities anticipated to be issued in the Financing trigger this shareholder approval requirement under Idaho law.

We were recently granted a listing on the American Stock Exchange and therefore need to comply with the rules contained in the American Stock Exchange Company Guide. Sections 712 and 713 of the American Stock Exchange Company Guide require shareholder approval of any transaction, other than a "public offering," involving the sale, issuance, or potential issuance by an American Stock Exchange-listed company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock, even though shareholder approval is not otherwise required pursuant to applicable state or federal law. Under section 712 of the American Stock Exchange Company Guide, a series of closely related transactions may be regarded as one transaction for the purpose of this policy. Because the closing of the SMD Purchase is conditioned on obtaining adequate financing, this proposal may not be of effect unless both this proposal and Proposal 4 are passed. Consequently, this proposal and Proposal 4 are linked. Accordingly, we require shareholder approval of this proposal (in addition to the approval of Proposal 4) to be in compliance with the rules of the American Stock Exchange. The table below shows how the shareholder vote was triggered.

The Company is considering alternative financing arrangements that would not require shareholders to approve SMD Acquisition under Idaho law. The Company will finance the SMD Acquisition with one of these alternative arrangements if it deems such financing to be more advantageous to the Company and its shareholders than the currently anticipated financing described in this proxy statement. However, even if Idaho law does not require shareholder approval of the SMD acquisition, American Stock Exchange rules do require such approval. .

Calculation of Shareholder Vote Trigger

The following is a summary of the currently outstanding shares and the amount of shares expected to be issued in connection with the SMD Purchase, Financings and reserved for issuance under the Equity Incentive Plan, as well as the percentage of currently outstanding Common Shares for each category listed.

| | |
|---|---|
| **Timberline Common Shares Authorized** | 100,000,000 |
| **Timberline Common Shares Outstanding** | 28,479,903 |
| **Common Shares Expected to be Issued in SMD Purchase (Proposal 3)** | 4,672,897/4,672,897 (fully diluted)<br>16.4%/16.4% of outstanding Common Shares, respectively |
| **Common Shares Expected to be Issued in the Financing (Proposal 4)** | 11,538,462/21,153,846 (fully diluted)<br>40.5%/74.3% of outstanding Common Shares, respectively |
| **Common Shares to be Reserved for Issuance Under the Equity Incentive Plan (Proposal 5)** | 4,250,000/4,250,000 (fully diluted)<br>14.9%/14.9% of outstanding Common Shares, respectively |

The transaction in this proposal is related to Proposal 4 (and consequently needs shareholder approval) because a condition to closing the SMD Purchase is that Timberline Resources will have obtained satisfactory financing needed in order to consummate the SMD Purchase and fund the working capital requirements of SMD. In Proposal 4, we are asking for shareholder approval of discretion for our Board to issue up to 35 million Common Shares including Common Shares issuable upon exercise or conversion of equity or debt securities for general corporate purposes, including, but not limited to, the SMD Purchase.

This proposal is asking you to approve the issuance of 4,672,897 Common Shares to Ron Guill as partial consideration of the SMD Purchase. The closing of the SMD Purchase is contingent on receiving satisfactory financing in order to consummate the SMD Purchase and fund the working capital requirements of SMD and receiving proper shareholder approval of the Financing in Proposal 4 in addition to obtaining approval of the SMD Purchase. We may not be able to complete the SMD Purchase unless both this proposal and Proposal 4 are passed.

If you vote FOR both Proposals 3 and 4, you are authorizing us to issue up to 39,672,897 Common Shares (4,672,897 Common Shares under this proposal to be issued to the owner of SMD as partial consideration for the SMD Purchase, and up to 35 million Common Shares to be issued at the discretion of the Board under Proposal 4).

This proxy does not constitute an offer of any securities of the Company for sale. Any securities to be issued in the SMD Purchase and sold in the private sale of the Company's securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

## SUMMARY

| | |
|---|---|
| **Description of Purchase**:<br>(see page 34) | Timberline Resources, an Idaho corporation, desires to buy all of the outstanding membership interests of SMD, a limited liability company formed in Idaho. |
| **Principal Business**:<br>(see page 32) | SMD is an underground mine development and production contractor specializing in hardrock underground mining in the western United States. |
| **Purchase Price**:<br>(see page 34) | $80 million consisting of $35 to $45 million in cash at closing, 4,672,897 Common Shares of Timberline Resources (valued at $15 million based on $3.21 per share, the average closing price for the 30 day period prior to the date of signing the Purchase Agreement), and deferred cash payments totaling $20 to $30 million, payable in equal, annual installments over four years on the anniversary of closing.<br><br>We expect to pay the deferred cash payments of $20 million out of SMD revenues and from consolidated cash flow. |
| **Employment Agreement with Ron Guill**:<br>(see page 36) | Timberline Resources anticipates entering into an employment agreement with Ron Guill, the sole owner of SMD, that will provide for an annual salary of $250,000 plus benefits, upon closing. |
| **Conditions**:<br>(see page 36) | The Purchase Agreement is subject to closing conditions including:<br><br>· no law or governmental order will have been enacted or deemed applicable so as to prohibit the closing;<br><br>· obtaining required consents from applicable third parties; and<br><br>· Timberline Resources will have obtained satisfactory financing needed in order to consummate the SMD Purchase and fund the working capital requirements of SMD. See Proposal 4 for more details on the proposed Financing and Share Authorization. We need to raise no less than net proceeds of $45 million in order to close the SMD Purchase. |

| **Termination of Purchase Agreement**: | The Purchase Agreement may be terminated prior to the closing on certain grounds including: |
|---|---|
| (see page 37) | |

- by mutual written consent of the parties;

- upon a material breach of a representation, warranty or agreement contained in the Purchase Agreement;

- a law or governmental order is enacted or deemed applicable to the transaction that prohibits the closing;

- by Timberline Resources, if we are not able to obtain satisfactory financing needed in order to consummate the Purchase and fund the working capital requirements of SMD; and

- if you do not approve the acquisition of SMD as set forth in this proposal or the issuance of additional shares necessary to raise the financing for the SMD Purchase under Proposal 4.

| **Appraisal Rights**: | You have no appraisal rights relating to the SMD Purchase. |
|---|---|
| (see page 37) | |
| **Required Vote**: | The SMD Purchase will be approved if the votes cast FOR the proposal exceed the votes cast AGAINST the proposal. A properly executed proxy card marked ABSTAIN with respect to this proposal will have the same effect as voting AGAINST this proposal. |
| (see page 36) | |

## TRANSACTION INFORMATION

**Small Mine Development, LLC**

*Description of Business*

Founded in 1982, SMD is an underground mine development and production contractor specializing in hardrock mining in the western United States. SMD offers comprehensive mining services, including planning, drilling, development and extraction, and mine shut down at the end of production. Development activities include planning and construction of portals, ramps, raises, shops and shotcrete. SMD also offers definition drilling in support of ongoing operations and production stoping. It offers technical services including engineering, grade control, and surveying.

*Contact Information*

The principal executive office of SMD is located at 967 E. Park Center Blvd., PMB 396, Boise, Idaho 83706. SMD's telephone number is (208) 338-8880. SMD's website is located at http://www.undergroundmining.com.

**Timberline Resources**

*Description of Business*

Timberline Resources Corporation has taken the complementary businesses of mine development, contract mining, drilling and mineral exploration and combined them into a unique, forward-thinking investment vehicle. The Timberline business model provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. The "picks and shovels" aspect of our business includes the mining services provided by Kettle and the services which SMD will provide if the proposed acquisition is approved. We use the term "blue sky" to mean the potential of our exploration properties. Because of the nature of exploration for precious metals, a property's exploration potential is not known until a significant amount of geologic information has been generated. As the work progresses, the potential of the property becomes more and more clear. If the exploration results are favorable, the value of the property may increase significantly, and the term "blue sky" refers to the upside potential of that value. Our business model offers the opportunity to participate both the "picks and shovels" and "blue sky" aspects of the business—we can participate in the surging markets for precious and base metal mining without the degree of risk inherent to mine operation and/or sole reliance on speculative early-stage drill-plays. Following the closing of its proposed acquisition of SMD, we believe Timberline will be poised to become North America's premier vertically-integrated emerging resource company.

We are in the process of acquiring a growing and consistently profitable company in SMD, one of the largest mine contractors in the United States. Since acquiring our drilling subsidiaries two years ago, our U.S. operations have quadrupled to 16 active rigs while our Mexican operations have evolved from a start-up venture to 7 active rigs, with our primary focus on underground jobs at current and future mine sites for some of the world's largest mining companies. Our exploration division has spring drill plans for our district-scale gold projects at Conglomerate Mesa and Butte Highlands, while we seek partners to advance East Camp Douglas and Snowstorm. We continue to pursue growth opportunities, building upon our in-house capabilities to explore, permit, drill, develop, and mine.

In February 2008, we signed a definitive Purchase Agreement to acquire SMD. In the agreement, we agreed to pay a total purchase price of $80 million, consisting of $45 million in cash at closing, $15 million in Timberline Common Shares (valued at $3.21 per share, the average closing price for the 30 day period prior to the date of signing the Purchase Agreement), and $20 million paid in $5 million increments over four years. Ron Guill, the founder and owner of SMD and a Timberline Director, has agreed to continue to lead SMD for at least the next four years.

In 2007, SMD had revenues of $101.4 million. SMD was founded in 1982 and has more than 300 employees working at six mine sites. SMD has added two new contracts since Timberline Resources publicly announced its intent to acquire SMD in December 2007 and is actively evaluating and bidding on additional contracts in the western United States.

The SMD acquisition is expected to roughly quadruple our revenue and provide us with the "critical mass" to be a significant player in the North American mining services industry. We anticipate that with more than $150 million in total annualized revenue, predictable earnings, a strong balance sheet, and an American Stock Exchange listing, our market position will be similar to an emerging, profitable, mid-tier gold producer, but with significantly more exploration upside and far fewer potential operational liabilities. It is our opinion that we will be an attractive candidate for investment among resource and commodity focused funds.

The SMD acquisition will add underground mine development and operation, along with other production-related skills, to our in-house capabilities at Timberline. Furthermore, we believe that the SMD purchase will position us well for additional acquisitions and organic growth, especially in the exploration sector.

Our drilling subsidiaries, Kettle and World Wide Exploration, S.A. de C.V. ("World Wide"), provide underground and surface drilling services to mining and mineral exploration companies throughout North America, combining state of the art equipment, world-class expertise, and a good safety record. We specialize in underground drilling in support of active mining operations and development projects. Working primarily with well-established companies, our business is less cyclical than that of competitors that focus strictly on surface drilling at early-stage exploration sites, where supplies, infrastructure, and funding are less predictable.

In our 2007 fiscal year, our drilling operations reported gross revenues of $19.23 million, a 210-percent increase over 2006. Looking ahead to the 2008 fiscal year, we anticipate consistent profitability from our drilling operations on revenues of approximately $30 million as our primary focus shifts from aggressive growth to cost reduction and increased profitability. With commodity prices strong and the drilling business correspondingly robust, we expect improved performance from our drilling subsidiaries going forward.

We remain committed to providing "blue sky" exploration to our investors, and will be significantly more active on our projects in 2008. Our near-term exploration plans include drilling at Conglomerate Mesa and Butte Highlands, and possibly at some of our Walker Lane gold properties. We continue to pursue joint-venture possibilities for our East Camp Douglas and Snowstorm properties.

Our goals and objectives for 2008 include:

- Close the acquisition of SMD and related financings to fund future growth.
- Achieve substantially increased profitability to further our business model.
- Complete exploration and drilling programs at several project sites.
- Increase our exploration activity with reduced financial risk through increased use of strategic partnerships with larger mining and exploration companies.
- Continue evaluating additional merger and acquisition opportunities in both mining services and mineral exploration.

Certain of these goals and objectives may be curtailed or delayed due to the amount of capital raised in the proposed Financings.

***Contact Information***

Our principal executive office is located at 101 East Lakeside Avenue, Coeur d' Alene, Idaho 83814. Our telephone number is (208) 664-4859. Kettle maintains its administrative office at 2775 Howard Street, Suite 2, Coeur d'Alene, Idaho 83815. Kettle's telephone number is (208) 665-7211.

## TERMS OF THE SMD PURCHASE

**Brief Description of the Purchase**

Timberline Resources desires to acquire all of the outstanding membership interests of SMD, an underground mine development and production contractor specializing in hardrock mining in the western United States. If the transaction is approved and we acquire all of the outstanding membership interests in SMD, SMD would become a wholly-owned subsidiary of Timberline Resources. Ron Guill, the sole owner of SMD, currently sits on our Board and will enter into an employment agreement and retain title as President of SMD to help guide the direction of SMD going forward.

**Consideration Offered to Mr. Guill**

Under the terms of the Purchase Agreement, we will pay Mr. Guill consideration totaling $80 million, consisting of:

- $45 million in cash payable at closing;

- 4,672,897 Common Shares of Timberline Resources with a total value of $15 million (valued at $3.21 per share, based on the average closing price for the 30 day period prior to February 23, 2008, the date of signing of the Purchase Agreement), payable at closing; and

- deferred cash payments totaling $20 million, payable as follows:

  o deferred cash payments of $5 million a year, paid on the first, second, and third anniversary of the closing; and
  o a final deferred cash payment of $5 million payable on the fourth anniversary of closing, that is subject to reduction based on expenses paid out.

We have agreed that the $20 million in deferred cash payments will be secured by a proportionate amount of the membership interests we are acquiring in SMD. We expect to pay the deferred cash payments of $20 million out of SMD revenues and from consolidated cash flow.

As part of the consideration, Mr. Guill will cause an amount of working capital equal to the debt of SMD to remain with SMD at closing. All working capital of SMD in excess of this amount will be paid out to Mr. Guill.

Subsequent to the execution of the Purchase Agreement, Mr. Guill expressed flexibility with regard to the amount of the initial payment under the Purchase Agreement. As a result, the Company and Mr. Guill may agree to decrease the cash payable at closing to $35 million and increase the deferred cash payment to $30 million.

**Description of Timberline Common Shares**

Timberline is authorized to issue 100,000,000 Common Shares. As of July 1, 2008, there are 28,479,903 Common Shares issued and outstanding. Each record holder of a Common Share is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by our Articles of Incorporation.

Holders of outstanding Common Shares are entitled to such dividends as may be declared from time to time by the Board out of legally available funds. Furthermore, in the event of liquidation, dissolution or winding up of the affairs of Timberline Resources, holders of Common Shares are entitled to receive, ratably, the net assets of Timberline Resources available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding Common Shares have no preemptive, conversion or redemptive rights. All of the issued and outstanding Common Shares are, and all un-issued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that our additional Common Shares are issued, the relative interests of then existing stockholders may be diluted.

We have not paid any cash dividend to date, and we have no intention of paying any cash dividends on our Common Shares in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our Board and to certain limitations imposed under the Idaho Business Corporations Act. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operation, financial condition, cash requirements and other factors deemed relevant by our Board.

**Reasons for Engaging in the Purchase**

SMD is an underground mining development company with approximately $100 million in annual revenues. The purchase of SMD is expected to quadruple our revenue, and with Kettle, provide us with the critical mass to be a significant player in the North American mining services industry.

Further, we believe that the combination of Timberline Resources and SMD will result in greater long-term growth opportunities for us and our shareholders. SMD's full range of mining services are a perfect match for the strategic direction of Timberline Resources, allowing our shareholders the opportunity for exposure to both our "blue sky" exploration potential and SMD's expertise in underground mining development. We believe SMD's over 25 years of mining experience, combined with our drilling subsidiaries and the exploration potential of Timberline's property portfolio result in a more diversified company with greater growth potential.

**Post-Closing Liquidity Outlook**

Assuming the Financings are completed (see Proposal 4) for net proceeds of $45 million and the $10 million SMD credit facility is retained, we believe that we will have sufficient capital resources to continue operations for the next 24 months and will not be required to seek additional capital through debt or equity financings in the foreseeable future. However, while the Financings will provide sufficient capital resources to continue operations, we would be required to limit certain capital expenditures, including, but not limited to, exploration activities on our properties and expenditures related to our pursuit of potential acquisitions, strategic investments and other growth or business opportunities. As of July 1, 2008, no amounts were outstanding under the SMD credit facility, and the SMD credit facility will not terminate upon a change of control of SMD. A line of credit previously maintained by Kettle has been paid-off and no longer exists. As of June 27, 2008, Timberline obtained a short-term $8.0 million loan to repurchase a portion of the Series A Preferred Shares from Mr. Kettle. The remaining Series A Preferred Shares were sold by Mr. Kettle in a private transaction to an investor unrelated to the Company. The $8.0 million loan is due no later than October 31, 2008, bears interest at a rate of 12% per annum, and required a cash closing fee of 4% and the issuance of 160,000 restricted shares. The monthly payments during the term of the loan are payments of interest only. If the Company did not repurchase the Series A Preferred Shares by June 30, 2008, the holders of the Series A Preferred Shares would have been able to trigger redemption provisions deemed burdensome and unfavorable to the Company. Depending on the amount of proceeds from the Financings, we plan to use a portion of the proceeds to repay the short-term loan used to repurchase the Series A Preferred Shares.

Our future cash requirements will depend on several factors, including, but not limited to, the level of revenues generated from Kettle Drilling and SMD and the extent to which we use cash to finance acquisitions, strategic investments and other growth or business opportunities. Although no acquisitions or major strategic investments are currently planned, unanticipated expenses, poor financial results or unanticipated opportunities requiring financial commitments could give rise to additional capital requirements and accelerate our need for financing. In addition, we do not currently anticipate any expenditures outside the ordinary course of business in pursuing the market strategies of our current business plan, as described in this proxy statement and our annual report on Form 10-KSB. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our current shareholders would be diluted, and these securities might have rights, preferences or privileges senior to those of our common stock. If we raise additional capital through the issuance of debt securities, the terms of the securities may place restrictions on us, which may limit our operating and financing flexibility. These terms may include terms such as, but not limited to, collateral guarantees, limitations on future indebtedness or limitation on dividends. See "Risk Factors Relating to the SMD Acquisition and Proposed Financings".

As of June 6, 2008, SMD has withdrawn from all Barrick projects. The early withdrawal from these projects will cause SMD revenues in 2008 to be lower than revenues in 2007. Management expects that the decrease in revenue will be approximately 10%, or $10 million, less than revenues in 2007.

SMD may be exposed to certain damages in regard to the fatality at the Getchell mine, but SMD does carry insurance against such damages, and we believe that these potential damages will not have a material impact on SMD's liquidity or financial results.

Additional financing may not be available on terms acceptable to us, or at all. If adequate financing is not available or is not available on acceptable terms, our ability to fund our business plan, take advantage of growth or business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict our operations.

**Interested Parties**

Mr. Guill, who is selling all of his membership interests in SMD to us, is a member of the Board of Timberline Resources.  Mr. Guill has recused himself from all discussions, deliberations, meetings and actions of, with or by, the Board with respect to the transactions contemplated by the Purchase Agreement.

**Vote Required for Approval of the Purchase**

The SMD Purchase will be approved if a majority of the voting power of the voting shares present at the meeting votes FOR the proposal.  A properly executed proxy card marked *ABSTAIN* with respect to this proposal will have the same effect as voting *AGAINST* this proposal.

Please note that a returned signed proxy card without an indication of how shares should be voted will be voted FOR the approval of this proposal.

**Difference in Rights of Timberline Resources Shareholders as a Result of the SMD Purchase**

There would be no change in your rights as a shareholder of Timberline Resources as a result of the SMD Purchase.

**Accounting Treatment of the Purchase**

The SMD Purchase will be accounted for using the purchase method of accounting.

**Employment Agreement with Mr. Guill**

Mr. Guill will enter into a four year employment agreement with us to remain at SMD, continuing to function as and perform the customary duties of President that he has performed in the past.  Employment may be renewed annually.  His compensation will likely include: an annual salary of $250,000, fringe benefits including payment of health insurance premiums of up to $12,000 per year, automobile benefits and performance benefits and incentives.

**Financing Needed for the SMD Purchase**

We need to obtain satisfactory financing in order to consummate the transactions contemplated by the Purchase Agreement and to fund the working capital requirements of SMD after closing.  In addition to approving the SMD Purchase, you are being asked to approve the issuance of securities, a portion of which will be issued to fund the SMD Purchase, although there can be no assurance that we will complete the financing on terms favorable to us, or at all.  See Proposal 4 of this proxy statement for details on the proposed Financing and Share Authorization.  We need to raise no less than net proceeds of $45 million in order to close the SMD Purchase.  Unless this proposal and Proposal 4 are approved, we will not be able to complete the SMD Purchase.

**Conditions to Closing**

The obligations of Timberline Resources and SMD relating to the SMD Purchase are subject to certain customary closing conditions, including the following:

- the representations and warranties of Mr. Guill and SMD set forth in the Purchase Agreement shall be true and correct in all material respects as of the closing;

- the parties shall have complied with all of the agreements contained in the Purchase Agreement in all material respects;

- any consents required for the transaction have been obtained and be in full force and effect;

- no law or governmental order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by the Purchase Agreement by any governmental entity that prohibits the closing;

- delivery of any agreements, certificates, instruments and other documents that the party is obligated to deliver under the Purchase Agreement;

- Timberline obtaining satisfactory financing needed to consummate the SMD Purchase and fund the working capital requirements of SMD after close (see Proposal 4 for more information regarding the proposed Financing and Share Authorization—we need to raise no less than net proceeds of $45 million in order to close the SMD Purchase); and

- obtaining the proper approval from our shareholders for issuance of the Common Shares and the financing arrangements as part of the consideration for the SMD Purchase.

**Termination of Purchase Agreement**

While there is no outside date for termination of the Purchase Agreement, the Purchase Agreement may be terminated prior to the closing on certain grounds, including the following:

- by the mutual written consent of Timberline Resources and Mr. Guill;

- upon a material breach of a representation, warranty or agreement contained in the Purchase Agreement;

- a law or governmental order is enacted or deemed applicable to the transaction by a governmental entity that prohibits the closing;

- as of May 1, 2008 both parties have the right to terminate the Purchase Agreement for failure to close by the agreed upon closing date, provided that the transactions are not being prevented because the terminating party has failed to comply with its obligations under the Purchase Agreement;

- the occurrence of certain material adverse effects after the signing of the Purchase Agreement;

- certain conditions to closing have become impossible to satisfy;

- by Timberline Resources, if we are not able to obtain satisfactory financing needed in order to consummate the Purchase and fund the working capital requirements of SMD; and

- if our shareholders do not approve the issuance of our Common shares in connection with the SMD Purchase or the financing arrangements contemplated as part of the Purchase Agreement.

**Appraisal Rights**

You have no appraisal rights in connection with the SMD Purchase transaction.

**RISK FACTORS RELATING TO THE SMD ACQUISITION AND PROPOSED FINANCINGS**

You should carefully consider the risks and uncertainties described below and other information in this proxy statement before deciding whether to approve the proposals herein.

***The combined company may not realize the benefits from the transaction because of various challenges.***

Timberline's ability to realize the anticipated benefits of the acquisition will depend, in part, upon the following:

- the ability of Timberline to successfully integrate SMD's business, employees and processes with those of Timberline;

- how efficiently the combined company's officers can manage its operations;

- the amount of charges associated with the purchase accounting for the acquisition;

- economic conditions affecting both the general economy and the mining industry in particular;

- the actual closing date of the acquisition;

- potential loss of key employees; and

- the diversion of management's attention from ongoing business concerns.

Some of these factors are also outside the control of either company. One or more of these factors could result in increased operating costs, lower revenues, lower earnings or losses or negative cash flows, any of which could reduce the price of Timberline's stock, harming your investment. To the extent the Company pursues other acquisitions as part of its strategy, these risks may be exacerbated.

***If the proposed acquisition is not consummated, Timberline will have incurred substantial costs that may adversely affect Timberline's financial results and operations and the market price of Timberline's Common Shares.***

Timberline has incurred and will incur substantial costs in connection with the proposed acquisition. These costs are primarily associated with the fees of attorneys, accountants and Timberline's financial advisor. In addition, Timberline has diverted significant management resources in an effort to complete the acquisition. If the acquisition is not completed, Timberline will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit.

In addition, if the acquisition is not consummated, Timberline may experience negative reactions from the financial markets and Timberline's employees. Each of these factors may adversely affect the trading price of Timberline Common Shares and/or its financial results and operations.

***Timberline may raise funds for the completion of the SMD acquisition, in addition to other purposes described in this proxy statement, through the issuance of Common Shares, debt instruments or other securities convertible into Common Shares and such financings may result in the dilution of present and prospective shareholdings.***

In order to finance the SMD acquisition and provide funds for other purposes described in Proposal 4, Timberline may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security. This dilution may affect the earnings per share and voting rights of current holders of Common Shares.

***Timberline may raise funds for the completion of the SMD acquisition, in addition to other purposes described in this proxy statement, through the issuance of Common Shares, debt instruments or other securities convertible into Common Shares and such financings may result in a decrease in the price of Timberline's Common Shares.***

In order to finance the SMD acquisition and provide funds for other purposes described in Proposal 4, Timberline may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. Except as described in Proposal 4, Timberline cannot predict the terms of the future issuances of Common Shares or the issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of Timberline's securities will have on the market price of its Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders and may have a depressive effect on the market price for Timberline's Common Shares. Additionally, Common Shares issued may be issued at a discount to market, which may also have a depressive effect on the market price for Timberline's Common Shares.

***The issuance of Common Shares or securities convertible into Common Shares may allow someone to exert substantial influence over shareholder voting.***

If a significant amount of securities issued in the proposed Financings were acquired by one person or entity, then that person or entity would be able to exert substantial influence over or actually control the outcome of subsequent shareholder votes.

***The proposed financings may include notes that may place restrictions on Timberline, and the incurrence of such debt may limit its operating and financial flexibility.***

If the proposed financings include notes, the notes may impose material operating and financial restrictions on us. Some of those restrictions could, among other things, limit our ability to:

- incur additional indebtedness;

- pay dividends, repurchase subordinated indebtedness or make other restricted payments;

- enter into transactions with affiliates;

- create or incur liens;

- transfer or sell assets;

- incur dividend or other payment restrictions affecting certain subsidiaries; and

- consummate a merger, consolidation or sale of all or substantially all of our assets.

These restrictions could limit Timberline's ability to obtain debt financing, complete acquisitions for cash or debt, make certain investments or react to changes in our operating environment, among other things. However, as there are no agreements yet with any investors, Timberline does not know any definitive terms for the proposed financings. It is possible that if Timberline issues notes, the terms of the notes may place additional restrictions on it.

Timberline's ability to comply with these covenants will likely be affected by events beyond its control and it cannot assure you that it will satisfy those requirements. A breach of any of these provisions could result in a default under these instruments, which could allow all amounts outstanding thereunder to be declared immediately due and payable, which would in turn trigger cross-acceleration and cross-default rights under Timberline's other debt instruments. Timberline may also be prevented from taking advantage of business opportunities that arise if we fail to meet certain ratios or because of the limitations imposed on us by the restrictive covenants under these instruments.

In addition, any debt Timberline incurs in connection with the Financings may require it to dedicate a substantial portion of its cash flow from operations to debt service and will not be available for other purposes, could limit its flexibility in planning for and reacting to changes in the industry and economic conditions generally, and could place it at a competitive disadvantage compared to its competitors that have less debt. If any debt Timberline incurs in connection with the Financings is secured by certain of Timberline's assets and Timberline were to default on such debt, holders of that debt could foreclose on the assets pledged to secure such debt. Any such foreclosure could have a material adverse effect on Timberline.

Further, while Timberline expects that the notes would contain restrictions on its ability to incur additional indebtedness, those restrictions will be subject to customary expectations and Timberline could be permitted to incur additional indebtedness.

***In May 2008, Barrick Gold terminated SMD's contract for mining services being performed at Barrick Gold's properties due to a fatality at the Getchell Project, and the contract termination may have an adverse financial impact on SMD's results.***

On April 21, 2008, a SMD employee was fatally injured when cemented backfill fell on him while working in the Getchell underground gold mine. Following this occurrence, SMD asked to withdraw from the Getchell mine. In response, Barrick Gold ("Barrick") exercised an option in their contracts to have SMD terminate their work at all Barrick projects within 30 days. In addition to the Getchell mine, SMD had existing contracts with Barrick at the Cortez Hills project, Storm Production project and Golden Sunlight II project.

As of June 6, 2008, SMD has withdrawn from all Barrick projects. The early withdrawal from these projects will not allow SMD to generate all of the expected revenue at the various projects, which may have an adverse impact on SMD's financial results. A material reduction in revenue will reduce SMD's expected working capital, making it more difficult to meet any debt payments while allowing for less flexibility in pursuing future business opportunities.

***As part of our business model, Timberline pursues a "blue sky" strategy that may cause us to expend significant resources exploring properties that may not become revenue-producing sites.***

Part of Timberline's business model is to pursue a "blue sky" strategy, which refers to the exploration activities conducted by Timberline. Because of the nature of exploration for precious metals, a property's exploration potential is not known until a significant amount of geologic information has been generated. We may spend significant resources exploring a property and gathering certain geologic information only to determine that a property is not capable of being a revenue-producing property for the Company.

***If Timberline's cash flows prove inadequate to service its debt, including any notes issued in connection with the Financings, and provide for its other obligations, it may be required to refinance all or a portion of such existing and future debt at terms that are unfavorable to it.***

Timberline's ability to make payments on and refinance its debt, including any notes issued in connection with the Financings, and other obligations, and to fund its operations and capital expenditures will depend on its ability to generate substantial operating cash flow. If Timberline's cash flows prove inadequate to meet its debt service obligations, including its obligations under any notes issued in the Financings, in the future, it may be required to refinance all or a portion of its existing or future debt or to sell assets or to obtain additional financing. Timberline cannot assure you that any such refinancing or that any such sale of assets or additional financing would be possible on favorable terms, or at all.

***Timberline's ability to generate the cash needed to acquire SMD, to repay the loan used to repurchase the Series A Preferred Shares, to pay interest and principal amounts on any debt instruments issued, to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on the Timberline's ability to complete the Financings and to commence production and generate material revenues or to obtain suitable financing in the future.***

To close the acquisition of SMD, Timberline needs to raise minimum net proceeds of $45 million in this offering. If Timberline is only able to raise net proceeds of $45 million, the entire net proceeds of this offering will be paid to the owner of SMD as part of the purchase price, and Timberline will not have any proceeds remaining for working capital requirements. Timberline has repurchased and cancelled 3,525,000 shares of the Series A Preferred Shares (the remaining 1,175,000 of which were converted into Common Shares and purchased by a private investor) using a $8.0 million short-term loan, $7.5 million of which was used to repurchase the Series A Preferred Shares, and $0.5 million of which was used for working capital and to pay fees associated with the loan. If Timberline only raises net proceeds of $45 million in this offering, Timberline's cash flow would be further restricted because it would not have the funds to immediately pay off the $8.0 million short-term loan. Timberline intends to fund its obligations under any debt instruments and its plan of operations from working capital, which will largely come from the cash flow of SMD. However, Timberline anticipates that if it only raises net proceeds of $45 million in this offering, its cash flows will be restricted and it may be difficult to meet all of its financial obligations in the short-term, in which case Timberline may need to seek additional financing. There can be no assurances that Timberline would be able to obtain financing on terms favorable to it or at all. .

If Timberline raises net proceeds of $53 million in this offering, $45 million will go to the owner of SMD as part of the purchase price of the acquisition, and the remaining $8 million will go to repay the short-term loan entered into to repurchase the Series A Preferred Shares. Accordingly, in this scenario Timberline will not have any proceeds left over for any working capital requirements of Timberline. Any proceeds raised above net proceeds of $53 million will be used for the working capital requirements of Timberline.

***Proceeds from any sale of the collateral upon foreclosure or liquidation may be insufficient to repay the Notes or other secured or unsecured indebtedness in full.***

Timberline expects the Notes issued under the proposed financings to be secured by liens on substantially all of our tangible and intangible assets. In addition to our existing secured indebtedness, we expect to incur additional future secured indebtedness (including under any new credit facility) that will also be secured by liens on substantially all of our tangible and intangible assets.

We cannot assure you that we will have sufficient assets to pay amounts due on the Notes or other secured or unsecured indebtedness following a sale of the collateral upon foreclosure or a liquidation of our assets. Therefore, we may not have sufficient assets to make any payments to our shareholders after we pay our creditors upon a liquidation or foreclosure.

***The notes Timberline may issue in the Financings may contain requirements to repurchase the notes upon a change of control and Timberline faces several risks regarding that right.***

Holders of any notes that Timberline may issue in the Financings may have the right to require it to repurchase the notes upon a change of control prior to maturity. Timberline may not have sufficient future cash flow from operations to make any required repurchase in cash at any later time or the ability to arrange additional financing, if necessary, on acceptable terms. In addition, Timberline's ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to its debt outstanding at the time. If Timberline fails to repurchase the notes in cash as may be required by the indenture governing such notes, it would constitute an event of default under such indenture, which, in turn, could also constitute an event of default under its other then existing debt instruments.

***An active, liquid market for the Common Shares may not develop.***

Even though Timberline was successful in listing its Common Shares on the American Stock Exchange, it is likely that the Common Shares will have a relatively small public float and may be less liquid than the common stock of companies with broader public ownership, and the trading prices for Timberline's Common Shares may be more volatile than generally may be the case for more widely-held common stock.

## REGULATORY APPROVALS

Other than shareholder approval, there are no federal or state regulatory requirements that must be complied with or regulatory approval that must be obtained in connection with the SMD Purchase.

## REPORTS, OPINIONS, APPRAISALS

**Opinion of Jefferies & Company, Inc.**

Jefferies & Company, Inc. ("Jefferies"), a global, full service investment banking and institutional securities firm, was engaged to render an opinion to the Board as to whether the Consideration to be paid by the Company for the membership interests of Small Mine Development, LLC ("SMD") pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company. For purposes of this section, "Transaction" means the purchase by the Company of all membership interests in SMD and "Consideration" means (i) $45,000,000 cash at closing; (ii) $20,000,000 in deferred cash payments, payable in equal installments over four years; and (iii) the number of Common Shares, par value $0.001 of the Company, calculated by dividing $15,000,000 by the average closing price of the Common Shares for the 30 day period prior to the date of the Purchase Agreement.

A Jefferies employee contacted and met with Timberline Resources regarding a possible money management relationship, but no money management relationship was ever put in place. Management of Timberline Resources later thought of asking Jefferies to help in connection with the acquisition of SMD. The discussions with Jefferies regarding the acquisition of SMD began in late October 2007. There was no relationship between Timberline and Jefferies prior to late October 2007. The relationship with Jefferies was formalized in an engagement letter dated November 1, 2007. The compensation to be paid to Jefferies is 1.50% of the transaction value, as defined in the engagement letter, including the fee for the opinion.

On February 21, 2008, Jefferies delivered to the Board its oral opinion, confirmed in writing, that, as of the date of its opinion, based upon and subject to the assumptions, limitations, qualifications and factors contained in its opinion, the Consideration to be paid by the Company for the membership interests of SMD pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company. The February 21, 2008 opinion of Jefferies is referred to hereinafter in this "Opinion of Jefferies" section as the "Opinion." There were no material differences between the oral and written versions of the fairness opinion.

**The full text of the Opinion is attached to this Proxy Statement as Appendix D and incorporated into this Proxy Statement by reference. We urge you to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at the Opinion.**

The Opinion is for the use and benefit of the Board of the Company in its consideration of the Transaction. The Opinion does not address the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Purchase Agreement or the documents referred to therein. In addition, the Board of the Company has not asked Jefferies to address, and the Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. In that regard, the Board of the Company has informed Jefferies that Ronald Guill is a director of the Company and that he has recused himself from all discussions, deliberations, meetings and actions of, with or by, the Board of the Company with respect to the transactions contemplated by the Purchase Agreement. Jefferies expresses no opinion as to the price at which shares of Company common stock will trade at any time. The Opinion has been authorized by the Fairness Committee of Jefferies.

In arriving at the Opinion, Jefferies has, among other things:

1. reviewed a draft dated February 19, 2008 of the Purchase Agreement;

2. reviewed certain unaudited financial and other information about SMD;

3. reviewed certain information furnished to Jefferies by Company management and SMD management, including financial forecasts and analyses, relating to the business, operations and prospects of SMD;

4. held discussions with members of senior management of the Company concerning the matters described in clauses (2) and (3) above;

5. reviewed the valuation multiples for SMD and compared them with those of certain companies that Jefferies deemed relevant;

6. compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Jefferies deemed relevant;

7. reviewed certain publicly available information with respect to certain other publicly traded companies that Jefferies believed to be comparable to the Company and the trading markets for certain of such other companies' securities;

8. reviewed certain cost savings and other operating synergies projected by management of the Company to result from the Transaction; and

9. conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies' review and analysis and in rendering the Opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on the assurances of management of the Company, SMD and Ronald Guill that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company or SMD. Jefferies has not been furnished with any such evaluations or appraisals of such physical inspections, nor does Jefferies assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies notes that projecting future results of any company is inherently subject to uncertainty. The Company and SMD have informed Jefferies, however, and Jefferies has assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Company and SMD as to the future financial performance of the Company and SMD, respectively. Jefferies expresses no opinion as to any such financial forecasts or the assumptions on which they are made.

Jefferies has made no independent investigation of any legal or accounting matters affecting the Company or SMD. Jefferies has assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Company, SMD and their respective Boards of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Purchase Agreement to the Company and its stockholders. Jefferies has assumed that the final form of the Purchase Agreement will be substantially similar to the draft, dated February 19, 2008, reviewed by Jefferies. Jefferies has also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, SMD or the contemplated benefits of the Transaction in any way meaningful to the analysis performed by Jefferies.

The Opinion was based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date of the Opinion. Jefferies has no obligation to advise any person of any change in any fact or matter affecting the Opinion of which Jefferies becomes aware after the date of the Opinion.

The following is a brief summary of the analyses performed by Jefferies in connection with the Opinion. This summary is not intended to be an exhaustive description of the analyses performed by Jefferies, but includes all material factors considered by Jefferies in rendering the Opinion. Jefferies did not attribute any particular weight to any analysis, methodology or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor; accordingly, the analyses performed by Jefferies must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed in the Opinion. Each analysis performed by Jefferies is a common methodology utilized in determining valuations. Although other valuation techniques may exist, Jefferies believes that the analyses described below, when taken as a whole, provide the most appropriate analyses for Jefferies to arrive at the Opinion.

### *Comparable Public Company Analysis*

Comparable Public Company Analysis is a method of valuing an entity relative to publicly-traded companies with similar products or services, similar operating or financial characteristics, or servicing similar customers markets. Jefferies reviewed and compared selected financial data for seven publicly-traded companies chosen by Jefferies that were deemed to be comparable to SMD based on their participation in the industrial services sectors, in which companies derive their revenue and profitability principally as a sub-contractor to asset owners and developers. The comparable companies chosen by Jefferies included:

- Granite Construction, Inc.
- Insituform Technologies, Inc.
- North American Energy Partners Inc.
- Perini Corporation

- Schuff International, Inc.
- URS Corporation
- Willbros Group, Inc.

For each of the comparable companies, Jefferies calculated total enterprise value as a multiple of (i) that company's revenue for the last twelve-month period ("LTM") ended September 30, 2007, except in respect of Granite Construction, Inc. and North American Energy Partners Inc., which revenue was for the LTM ended December 31, 2007, as reflected in periodic reports filed with the SEC; (ii) that company's estimated revenue, to the extent available, for the year ending December 31, 2008, as estimated in publicly available consensus analyst projections quoted on Bloomberg; (iii) that company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the LTM ended September 30, 2007, except for Granite Construction, Inc. and North American Energy Partners Inc., which EBITDA was for the LTM ended December 31, 2007, as reflected in periodic reports filed with the SEC; and (iv) that company's estimated EBITDA, to the extent available, for the year ending December 31, 2008, as estimated in publicly available consensus analyst projections quoted on Bloomberg. Total enterprise value ("TEV") was calculated as equity market value, plus total debt, less cash, cash equivalents, and equity investments, all as of February 20, 2008.

Jefferies next calculated a range of implied enterprise values by multiplying the most representative multiple range within the comparable public company set by: (i) SMD revenue for the LTM ended December 31, 2007; (ii) SMD projected revenue for the year ending December 31, 2008, based on SMD management's financial projections; (iii) SMD EBITDA for the LTM ended December 31, 2007; and (iv) SMD projected EBITDA for the year ending December 31, 2008, based on SMD management's financial projections. The resulting ranges of implied enterprise values are set forth in the table below:

|  | Representative Comparable Public Company Multiple Range | Implied SMD Enterprise Value (millions) |
|---|---|---|
| TEV/LTM Revenue | 0.6x - 0.8x | $60.8 - $81.1 |
| TEV/Revenue 2008E | 0.5x - 0.7x | $62.3 - $87.2 |
| TEV/LTM EBITDA | 4.0x - 5.0x | $95.2 - $119.0 |
| TEV/EBITDA 2008E | 3.5x - 4.5x | $102.3 - $131.5 |
| **Transaction** |  | $80.0 |

Jefferies then compared the implied enterprise values to the aggregate Consideration to be paid by the Company for SMD pursuant to the Purchase Agreement. Jefferies noted that the aggregate Consideration is below the ranges of implied enterprise value based on: (i) SMD EBITDA for the LTM ended December 31, 2007 and (ii) SMD projected EBITDA for the year ending December 31, 2008, and within the ranges of implied enterprise value based on: (a) SMD revenue for the LTM ended December 31, 2007 and (b) SMD projected revenue for the year ending December 31, 2008.

No company utilized in the Comparable Public Company Analysis is identical to SMD. Mathematical analysis of comparable public companies in isolation from other analyses is not an effective method of evaluating transactions.

*Comparable Transaction Analysis*

Comparable Transaction Analysis is a method of valuing an entity relative to recent mergers and acquisitions transactions involving companies having similar products or services, similar operating or financial characteristics, or similar customers or markets. Jefferies analyzed 16 previous transactions involving the acquisition of industrial mining and oilfield services providers with transaction values between $25 million and $1.5 billion announced between January 1, 2003 and February 15, 2008. Such transactions are summarized in the following table:

| Date Announced | Acquiror | Target |
|---|---|---|
| 10/31/07 | Willbros USA, Inc. | Integrated Service Company LLC |
| 08/24/07 | Chicago Bridge & Iron Company N.V. | ABB Lummus Global, Inc. |
| 08/21/07 | EMCOR Group Inc. | Ohmstede Ltd. |
| 07/23/07 | The Brock Group of Companies | Steeplejack Industrial Group Inc. |
| 05/09/07 | Petrowest Energy Services Trust | Five Road (construction, gravel crushing and log hauling businesses) |
| 05/03/07 | Aquilex Corporation | Hydrochem Industrial Services, Inc. |
| 04/20/07 | FNX Mining Company Inc. | Dynatec Mining Corporation |
| 02/08/07 | Worley Parsons Ltd. | Colt Engineering Corporation |
| 12/12/06 | Not Disclosed | CRH plc (disposal of certain APAC contracting and asphalt activities in Georgia, North and South Carolina, Texas and Virginia) |
| 06/19/06 | Savanna Energy Services Corp. | Western Lakota Energy Services Inc. |
| 06/19/06 | Oldcastle Materials, Inc. (a subsidiary of CRH plc) | Ashland Paving and Construction, Inc. |
| 06/08/06 | Transfield Services Ltd. | US Maintenance |
| 06/05/06 | Fortress International Group Inc. | Two Mission-Critical Facilities Provider Companies |
| 03/16/06 | Newport Partners Income Fund | Quantum Murray LP |
| 11/28/05 | Apax Partners Worldwide LLP | CONTECH Construction Products, Inc. |
| 02/11/03 | Matrix Service Company | Hake Group, Inc. |

Jefferies considered certain publicly available historic financial data relating to each transaction and calculated each target company's TEV (based on the implied transaction value) as a multiple of (i) the relevant target company's revenue for the LTM prior to the announcement of the transaction and (ii) the relevant target company's EBITDA for the LTM prior to the announcement of the transaction. Jefferies then calculated a range of implied transaction values for SMD by multiplying the most representative range within the comparable transaction multiples by the corresponding SMD metrics: SMD revenue for the LTM ended December 31, 2007 and SMD EBITDA for the LTM ended December 31, 2007. The resulting ranges of implied enterprise values are set forth in the table below:

| | Representative Comparable Transaction Multiple Range | Implied SMD Enterprise Value (millions) |
|---|---|---|
| TEV/LTM Revenue | 0.5x - 1.0x | $50.7 - $101.4 |
| TEV/LTM EBITDA | 2.5x - 5.0x | $59.5 - $119.0 |
| **Transaction** | | $80.0 |

Jefferies then compared the implied enterprise values to the aggregate Consideration to be paid by the Company for SMD pursuant to the Purchase Agreement. Jefferies noted that the aggregate Consideration fell within the range of implied enterprise values for both metrics used in the Comparable Transaction Analysis.

The transactions utilized in the Comparable Transaction Analysis are not identical to the Transaction. Mathematical analysis of comparable transactions in isolation from other analyses is not an effective method of evaluating transactions.

### Discounted Cash Flow Analysis

Discounted Cash Flow Analysis values a company as the sum of its unlevered (before financing costs) free cash flows over a forecast period and the company's terminal or residual value at the end of the forecast period. Jefferies examined the value of SMD based on projected free cash flow estimates generated utilizing financial projections from January 1, 2008 to December 31, 2011 that were prepared by SMD management and refined by Company management, and subsequently furnished to Jefferies. Jefferies used both the Perpetuity Growth Method and the EBITDA Exit Multiple Method to determine a range of terminal values at December 31, 2011.

For the Perpetuity Growth Method, Jefferies ascribed perpetuity growth rates, which ranged from 2.0% to 3.0%, to SMD's projected tax-adjusted earnings before interest and taxes for the LTM ending December 31, 2011. Jefferies selected these perpetuity growth rates based on the industry practice to assume that most companies eventually revert to the overall growth rate of the U.S. economy (for example, Morningstar, Inc. has stated that its analysts typically use a 3.0% perpetuity growth rate assumption). Jefferies calculated a discount factor of 20.0% based on the Capital Asset Pricing Model using the weighted average cost of capital of the comparable public companies listed in *Opinion of Jefferies & Company, Inc.–Comparable Public Company Analysis*. Based on a range of perpetuity growth rates (2.0%-3.0%) and discount rates (19.0%-21.0%), Jefferies calculated implied SMD enterprise values ranging from $75.6 million to $89.8 million with a median SMD enterprise value of $82.1 million, calculated using a discount rate of 20.0% and a perpetuity growth rate of 2.5%. Jefferies then compared the implied SMD enterprise values to the aggregate Consideration to be paid by the Company for SMD pursuant to the Purchase Agreement and noted that the Consideration fell within the range of implied enterprise calculated using the Perpetuity Growth Method.

For the EBITDA Exit Multiple Method, Jefferies ascribed EBITDA multiples, which ranged from 4.0x to 5.0x, to SMD's projected EBITDA for the LTM ending December 31, 2011. Jefferies selected these EBITDA multiples because they are the most representative range of multiples of the comparable public companies listed in *Opinion of Jefferies & Company, Inc.–Comparable Public Company Analysis*. Jefferies calculated a discount factor of 20.0% based on the Capital Asset Pricing Model using the weighted average cost of capital of the comparable public companies listed in *Opinion of Jefferies & Company, Inc.–Comparable Public Company Analysis*. Based on a range of EBITDA multiples (4.0x-5.0x) and discount rates (19.0%-21.0%), Jefferies calculated implied SMD enterprise values ranging from $101.4 million to $126.7 million with a median enterprise value of $113.6 million, calculated using a discount rate of 20.0% and an EBITDA multiple of 4.5x. Jefferies then compared the implied SMD enterprise values to the aggregate Consideration to be paid by the Company for SMD pursuant to the Purchase Agreement and noted that the aggregate Consideration fell below the range of implied enterprise values calculated using the EBITDA Exit Multiple Method.

While Discounted Cash Flow Analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates (using the Perpetuity Growth Method), EBITDA multiples (using the EBITDA Exit Multiple Method) and discount rates (using both methods). The valuation derived from the discounted cash flow analysis is not necessarily indicative of SMD's present or future value or results. Mathematical analysis of discounted cash flows (including the EBITDA Exit Multiple and Perpetuity Growth Methods) in isolation from other analyses is not an effective method of evaluating transactions.

### Conclusion

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinion, Jefferies considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Jefferies believes that selecting any portion of its analysis, without considering all the analyses, would create an incomplete view of the process underlying the Opinion. In performing its analyses, Jefferies made judgments and assumptions with regard to industry performance; general business, economic, market and financial conditions; and other matters, many of which are beyond the control of the Company. The analyses performed by Jefferies are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Jefferies did not recommend any specific consideration to the Board or that any specific consideration constituted the only appropriate consideration with respect to the Purchase Agreement and the transactions contemplated thereby, including the Transaction.

*Miscellaneous*

Jefferies has, in the past, provided financial advisory and financing services to the Company and may continue to do so. Jefferies has received, and may receive, fees for the rendering of such services. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company or entities that are affiliated with the Company, for which Jefferies would expect to receive compensation.

Jefferies was engaged by the Company to (i) act as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable upon delivery of the Opinion and a significant portion of which is payable contingent upon consummation of the Transaction and (ii) assist the Company in obtaining the financing necessary to consummate the Transaction through a combination of a PIPE offering and an offering of convertible notes, in each case, in accordance with the terms of Jefferies' engagement letter with the Company. Jefferies also will be reimbursed for expenses incurred. The Company has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement.

In the ordinary course of its business, Jefferies and its affiliates may trade or hold securities of the Company, SMD and/or their respective affiliates for their own account and the accounts of their customers and, accordingly, may at any time hold long or short positions in those securities.

**Certain Forecasts**

The Company does not publicly disclose forecasts of future revenues, earnings or other results. However, we provided Jefferies with certain non-public financial information about SMD in connection with the preparation of its fairness opinion and related financial analyses. The information provided to Jefferies included our results of operations and financial position for the quarter ended March 31, 2008 and forecasts for the fiscal years 2008 through 2011. The forecasts included estimates of revenue, gross profit, EBITDA and EBIT. The forecasts were not prepared with a view to public disclosure and are included in this proxy statement only because such information was provided to Jefferies. The forecasts were not prepared in accordance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts included in this proxy statement were prepared by SMD and refined by the Company, and are the responsibility of, the Company's management. The inclusion of the forecasts in this proxy statement should not be regarded as an indication that such forecasts will be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any security holder of the Company regarding the ultimate performance of SMD compared to the information contained in the forecasts. The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error or become out-dated. These forecasts do not give effect to the merger.

The forecasts are summarized below:

| In millions of dollars, except per share amounts and percentages | 2008 | 2009 | 2010 | 2011 |
|---|---|---|---|---|
| **Revenue** | $ 124.5 | $ 150.1 | $ 157.6 | $ 165.5 |
| *% Growth* | *22.8%* | *20.6%* | *5.0%* | *5.0%* |
| **Gross Profit** | **24.4** | **29.4** | **30.9** | **32.5** |
| *% Margin* | *19.6%* | *19.6%* | *19.6%* | *19.6%* |
| **EBIT** | **21.6** | **26.0** | **27.3** | **28.7** |
| *% Margin* | *17.4%* | *17.4%* | *17.4%* | *17.4%* |
| **EBITDA** | **29.2** | **35.2** | **37.0** | **38.8** |
| *% Margin* | *23.5%* | *23.5%* | *23.5%* | *23.5%* |
| *% Growth* | *22.8%* | *20.6%* | *5.0%* | *5.0%* |
| **Capital Expenditures** | **11.2** | **13.5** | **14.2** | **14.9** |

In preparing the above projections, SMD and the Company made a number of assumptions, including assumptions regarding inflation, commodity pricing, production costs, mix of services provided, and growth rates. No assurances can be given that these assumptions will accurately reflect future conditions. These forecasts do not reflect the withdrawal from the Barrick projects, which management expects will decrease SMD's revenue by approximately 10%, or $10 million, in 2008 as compared to 2007. No assurances can be given that these assumptions will accurately reflect future conditions. Although presented with numerical specificity, these projections reflect numerous assumptions and estimates as to future events made by the Company's management that the Company's management believed were reasonable at the time the projections were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of the Company's management. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those reflected in the projections. You should review our most recent SEC filings for a description of risk factors with respect to our business.

## PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

In October 2007, we began initial discussions with Mr. Guill, the owner of SMD, about joining our Board. Paul Dircksen, our Vice President of Exploration, had been friends with Mr. Guill for over 25 years and knew him to be an excellent businessman with a great amount of experience in the mining and exploration business.

On October 5, 2007, Mr. Guill visited our corporate offices, agreed to join our Board, and we began initial discussions about how SMD could fit into the Timberline organization. We learned that Mr. Guill was looking for a strategy to allow for the future growth of SMD. He was very concerned about his employees, about the legacy he had created at SMD, and about maintaining continuity with what he had accomplished over the 25 years since he had started SMD. During our discussions, we agreed that a combination of SMD and Timberline would give us a great opportunity for growth while addressing Mr. Guill's concerns. We agreed to continue our discussions.

On October 25 and 26, 2007, we visited SMD at their Boise office and toured a few of their Nevada projects. We were accompanied on this visit by representatives from Jefferies. During this visit, we discussed a proposal for the purchase of SMD.

In November 2007, we announced that Mr. Guill had joined our Board. We continued exploring the possibility of a combination with SMD and on December 5, 2007 we announced that we had signed a non-binding letter of intent to acquire SMD.

From December 2007 through February 2008, SMD provided Timberline with a large volume of operational and financial information as a part of Timberline's due diligence process. Timberline, Timberline's counsel and Jefferies have been involved in the review and analysis of the due diligence information. The purchase price and the terms of payment, including the equity portion and the 4-year payout, were established early in the discussions in October 2007. Internal discussions centered around the potential of SMD to fulfill a part of our business plan, including cash flow that could be used for exploration, and how the employees of SMD would benefit by being part of our growing, public company. In addition, a fairness opinion with enterprise values of comparable companies was generated by Jefferies and presented to our Board on February 21, 2008. Based upon the Jefferies analysis and the recommendation of management, the Board approved the terms of the purchase at that same meeting on February 21, 2008. Mr. Guill did not attend or participate in the Board discussions regarding SMD.

The definitive agreement for the SMD acquisition was signed on February 23, 2008.

On December 17, 2007, Jefferies presented its report to management relating to potential financing alternatives for the SMD acquisition. This was a written report, but it was presented orally and discussed with Company management. This report only discussed financing alternatives and did not contain any appraisal relating to any proposed consideration or the fairness of any proposed consideration to be offered in the SMD acquisition.

On February 21, 2008, a fairness report related to the proposed transaction with SMD was presented to the Board. The report was made in conjunction with the fairness opinion rendered by Jefferies. The February 21, 2008 fairness opinion is described in detail under Proposal 3 of this proxy, under the section titled "Reports, Opinions, Appraisals."

### *Why Pursue SMD?*

Our business model is to acquire operating companies leveraged to the resources and mining industry in order to provide cash flow to invest in our exploration programs. In March 2006, we acquired Kettle Drilling, Inc. as the initial operating company for this model. Since that time, we have advanced our exploration property portfolio and enhanced our internal capabilities to grow our company. In October 2007, we asked Ron Guill, the owner of SMD, to join our Board. Coincident with those discussions, we learned that Mr. Guill was looking for a strategy to allow for the future growth of SMD. We concluded that SMD was a good fit with our business model and that it would be a good foundation for growing our mining services division. Given our relationship with Mr. Guill, his willingness to stay and run the company, and the profitable nature of SMD's mining services business, we decided to pursue the acquisition of SMD.

We have considered a number of other acquisitions, both for operating and exploration companies. Such additional targets are in addition to, and not as alternatives for, the SMD acquisition.

## SELECTED FINANCIAL DATA

Unless otherwise indicated in this document, all financial information relating to Timberline Resources and SMD is presented in U.S. dollars, has been prepared in accordance with U.S. GAAP and has been derived from consolidated financial statements prepared in accordance with U.S. GAAP.

### Selected Consolidated Financial and Operating Data of SMD

Set forth below is a summary of selected consolidated financial information with respect to SMD which has been derived from SMD's audited and unaudited consolidated financial statements. The data for the periods ended December 31 of 2005, 2006 and 2007 and March 31, 2008 were prepared in accordance with U.S. GAAP. More comprehensive financial information is included in SMD's consolidated financial statements. The selected consolidated financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, SMD's complete consolidated financial statements, including the notes thereto.

We have not included financial information for the years ended December 31, 2003 and 2004, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2005, 2006 and 2007 and three months ended March 31, 2008, and this information cannot be obtained without unreasonable effort or expense. SMD historically prepared limited financial statements for internal purposes and to support tax return information only, as SMD is a wholly-owned LLC. Such financial information for the years ended December 31, 2003 and 2004 cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

### Balance Sheet Data
(US$ thousands)

| | As at December 31, | | | As at March 31, | |
| | 2005 (unaudited)* | 2006 | 2007 | 2008 (unaudited) | 2007 (unaudited) |
|---|---|---|---|---|---|
| Working capital (1) | $ 20,596 | $ 26,199 | $ 28,616 | $ 27,445 | $ 26,629 |
| Current assets | 24,916 | 30,137 | 35,201 | 34,936 | 33,649 |
| Total assets | 36,278 | 49,361 | 61,296 | 62,309 | 53,750 |
| Current liabilities | 4,320 | 3,938 | 6,585 | 7,491 | 7,020 |
| Long term obligations | 966 | 1,006 | 2,082 | 1,556 | 602 |
| Total liabilities | 5,286 | 4,944 | 8,668 | 9,047 | 7,622 |
| Owner's equity | 30,992 | 44,417 | 52,628 | 53,262 | 46,128 |

\* The 2005 numbers are unaudited, as it was impracticable to have them audited prior to the filing of the proxy statement.

(1) Working capital is current assets less current liabilities.

### Statement of Operations Data
(US$ thousands)

| | Year ended December 31, | | | Three months ended March 31, | |
| | 2005 (unaudited)* | 2006 | 2007 | 2008 (unaudited) | 2007 (unaudited) |
|---|---|---|---|---|---|
| Operating Revenue | $ 56,341 | $ 80,389 | $ 100,997 | $ 26,428 | $ 22,121 |
| Income (loss) from continuing operations | 13,063 | 18,354 | 19,615 | 4,147 | 2,840 |

\* The 2005 numbers are unaudited, as it was impracticable to have them audited prior to the filing of the proxy statement.

**Selected Consolidated Financial and Operating Data of Timberline Resources**

Set forth below is a summary of selected consolidated financial information with respect to Timberline Resources which has been derived from our consolidated financial statements and prepared in accordance with U.S. GAAP for the six months ended March 31, 2008 and 2007 and for the five-year period ended September 30, 2007. More comprehensive financial information is included in our consolidated financial statements and annual reports as previously filed with the Securities and Exchange Commission. The selected consolidated financial data set forth below is qualified in its entirety by reference to, and should be read in conjunction with, our complete consolidated financial statements, including the notes thereto, and annual reports. We have also included selected operating data for the six months ended March 31, 2008 and 2007 and for the five-year period ended September 30, 2007.

**Balance Sheet Data**
(US$ thousands)

| | As at September 30, | | | | | As at March 31, | |
| | **2003** | **2004** | **2005** | **2006** | **2007** | **2007** (unaudited) | **2008** (unaudited) |
|---|---|---|---|---|---|---|---|
| **Balance sheet data** | | | | | | | |
| Working capital (1) | ** | - | 62 | (916) | 3,164 | 239 | 4,201 |
| Current assets | ** | 111 | 174 | 2,991 | 10,138 | 4,814 | 11,424 |
| Total assets | ** | 112 | 175 | 10,595 | 22,011 | 13,215 | 25,179 |
| Current liabilities | ** | 111 | 112 | 3,907 | 6,974 | 4,575 | 7,223 |
| Long term obligations | ** | - | 135 | 1,224 | 1,219 | 1,151 | 1,330 |
| Total liabilities | ** | 111 | 247 | 5,131 | 8,193 | 5,726 | 8,553 |
| Redeemable preferred stock | ** | - | - | 2,000 | 1,880 | 2,000 | 1,880 |
| Cash dividends per common share | ** | - | - | - | - | - | - |
| Stockholders' equity (deficit) | ** | 1 | (72) | 3,464 | 11,938 | 5,489 | 14,746 |

** Company was inactive during the period

(1) Working capital is current assets less current liabilities.

**Statement of Operations Data**
(US$ thousands)

| | Year ended September 30, | | | | | Six months ended March 31, | |
| | **2003** | **2004** | **2005** | **2006** | **2007** | **2007** (unaudited) | **2008** (unaudited) |
|---|---|---|---|---|---|---|---|
| **Statement of operations data** | | | | | | | |
| Operating Revenue | ** | - | - | 6,207 | 19,233 | 7,042 | 14,821 |
| Income (loss) from continuing operations | ** | (517) | (531) | (1,966) | (2,688) | (1,361) | (2,481) |
| Income (loss) from continuing operations per common share | ** | (0.11) | (0.08) | (0.19) | (0.15) | (0.08) | (0.09) |

** Company was inactive during the period

We commenced our exploration stage in January 2004 with the change in the management of the Company. From January 2004 until March 2006, we were strictly a mineral exploration company. Beginning with the management appointments of John Swallow and Paul Dircksen and our acquisition of Kettle, a drilling services company, in March 2006, we have advanced a new, aggressive business plan. Prior to our new business model, the addition of new management, and the purchase of Kettle, the Company had no reported revenues and accumulated losses.

Our 2007 results demonstrate our commitment to grow our drilling services business while establishing and building a portfolio of mineral exploration projects that range from early to advanced stage. As 2007 was our first full year with Kettle, as well as our first with a full-time exploration division and staff, comparisons to previous years may not be meaningful or helpful in assessing our Company on a year over year basis. Our 2006 results include Kettle revenues and expenses only from March through September, our fiscal year-end.

## SELECTED PRO FORMA COMBINED FINANCIAL DATA
## AND UNAUDITED PER SHARE DATA

The following tables set forth selected per share historical information and unaudited pro forma combined per share historical information.  The pro forma amounts included in the tables below are presented as if the acquisition had been consummated for all periods presented, have been prepared in accordance with U.S. GAAP, but have not been audited.  You should read this information in conjunction with, and such information is qualified in its entirety by, the consolidated financial statements and accompanying notes of SMD (including the related Management's Discussion and Analysis), the consolidated financial statements and accompanying notes of Timberline Resources (including Management's Discussion and Analysis) and the unaudited pro forma combined financial statements and accompanying discussions and notes.  The pro forma amounts in the tables below are presented for informational purposes.  You should not rely on the pro forma amounts as being indicative of the financial position or the results of operations of the combined company that would have actually occurred had the acquisition been consummated during the periods presented or of the future financial position or future results of operations of the combined company.

### SMD

| | Year ended December 31, 2007 | | Three months ended March 31, 2008 (unaudited) |
|---|---|---|---|
| **Historical per share data** | | | |
| Book value per membership unit | $ | 52,628,228* | $ | 53,259,786* |
| Distribution declared per share | $ | 11,403,847* | $ | 3,595,387* |
| Income per membership unit from continuing operations | $ | 19,614,981* | $ | 9,572,806* |

* Ron Guill, the owner of SMD, has a 100% ownership interest in the LLC.  For purposes of this table, this interest is represented by one membership unit.

### Timberline Resources

| | Year ended September 30, 2007 | | Six months ended March 31, 2008 (unaudited) |
|---|---|---|---|
| **Historical per share data** | | | |
| Book value per share | $ | 0.48 | $ | 0.54 |
| Cash dividends declared per share | $ | - | $ | - |
| Income (loss) per share from continuing operations | $ | (0.15) | $ | (0.09) |

**Pro Forma Combined SMD and Timberline Resources**

Timberline Resources reports its financial results on a calendar year basis ending September 30 of each year. SMD reports its financial results on a calendar year basis ending December 31 of each year. All pro forma balance sheet data is presented as of March 31, 2008. In accordance with SEC rules, for the income statement financials presented for the year ended September 30, 2007, Timberline Resources' 12-month period ending September 30, 2007 is combined with SMD's 12-month period ended December 31, 2007.

| ($000 thousands) | | As at March 31, 2008 (unaudited) |
|---|---|---|
| **Pro forma selected financial data**: | | |
| **Balance Sheet** | | |
| Total assets | $ | 151,112 |
| Current liabilities | $ | 37,110 |
| Long term obligations | $ | 60,386 |
| Total liabilities | $ | 97,496 |
| Shareholders' equity | $ | 53,626 |
| Capital stock | $ | 37 |

| ($000 thousands) | Year ended September 30, 2007 | | Six months ended March 31, 2008 (unaudited) | |
|---|---|---|---|---|
| **Pro forma selected financial data**: | | | | |
| **Income Statement** | | | | |
| Operating Revenue | $ | 120,229 | $ | 68,280 |
| Income (loss) from continuing operations | $ | 9,663 | $ | 3,527 |

| | | As at March 31, 2008 (unaudited) |
|---|---|---|
| **Pro forma per share data**: | | |
| **Balance Sheet** | | |
| Book value per share | $ | 1.47 |
| Cash dividends declared per share | $ | - |

| | Year ended September 30, 2007 | | Six months ended March 31, 2008 (unaudited) | |
|---|---|---|---|---|
| **Pro forma per share data**: | | | | |
| **Income Statement** | | | | |
| Income (loss) per share from continuing operations | $ | 0.26 | $ | 0.08 |

**UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS**

The following unaudited pro forma condensed combined financial statements are based on the respective historical consolidated financial statements and the accompanying notes of Timberline Resources and SMD adjusted to give effect to the following transactions:

- The proposed acquisition of SMD by Timberline Resources, and the related issuance of 4,672,897 Common Shares as partial consideration for the purchase;

- The completion of the proposed financing resulting in net proceeds of $68,800,000. While the terms of the financing have not been determined, for purposes of this table we assumed the financing would consist of the issuance of an aggregate principal amount of $37.5 million convertible senior secured notes (the "Notes") and the issuance of 11,538,462 Common Shares and warrants, using an assumed per share price of $3.25 per common share (Timberline's historical 20 day average closing share price as of July 3, 2008); and

- The repurchase for $7.5 million by Timberline Resources of 3,525,000 of its Series A Preferred Shares outstanding and the conversion to Common Shares of the remaining 1,175,000 Series A Preferred Shares outstanding, along with the execution of severance agreements entered into with management of the Company's Kettle subsidiary.

Timberline Resources reports its financial results on a calendar year basis ending September 30 of each year. SMD reports its financial results on a calendar year basis ending December 31 of each year. The unaudited pro forma condensed combined balance sheet is based on historical balance sheets of Timberline Resources and SMD and has been prepared to reflect the purchase as if it had been completed on March 31, 2008. The unaudited pro forma condensed combined statements of income assume that the purchase had been completed as of October 1, 2006. Timberline Resources' audited consolidated statement of income for the year ended September 30, 2007 has been combined with SMD's audited consolidated statement of income for the year ended December 31, 2007. These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of Timberline Resources (including their Management's Discussion and Analysis) and SMD (including their Management's Discussion and Analysis) incorporated by reference into this proxy statement as well as the summary selected historical consolidated financial data included elsewhere in this proxy statement.

The acquisition of SMD by Timberline will be accounted for as a purchase in accordance with Statement of Accounting Financial Standards No. 141, Business Combinations. Under the purchase method of accounting, the total purchase price will be allocated to the assets acquired and the liabilities assumed of SMD based on their respective fair values. A preliminary allocation of the purchase costs has not been made for major categories of assets and liabilities in the accompanying pro forma financial statements. The actual allocation of purchase cost and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein once a valuation and the allocation process is completed.

Timberline Resources management believes that the unaudited pro forma condensed combined financial statements reflect a reasonable estimate of the SMD Purchase based on currently available information as set forth in the notes to such statements and are not necessarily an indication of the results that would have been achieved had the purchase been completed as of the dates indicated or that may be achieved in the future. The acquisition will be accounted for under the purchase method of accounting. The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructurings resulting from the acquisition. Therefore, the actual amounts recorded as of the completion of the purchase and thereafter may differ materially from the information presented herein.

## UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
(In thousands)

| | Timberline Resources as of March 31, 2008 | | SMD as of March 31, 2008 | | Pro Forma Adjustments | | Pro Forma Combined | |
|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | |
| | | | | | | | | |
| Current Assets: | | | | | | | | |
| Cash and cash equivalents | $ | 4,068 | $ | 5,294 | $ | 11,006 (1) | $ | 20,368 |
| Accounts receivable, net | | 3,999 | | 26,569 | | - | | 30,568 |
| Inventories | | 2,958 | | 1,263 | | - | | 4,221 |
| Other current assets | | 399 | | 1,811 | | - | | 2,210 |
| | | | | | | | | |
| Total current assets | | 11,424 | | 34,937 | | 11,006 | | 57,367 |
| Property and equipment, net | | 9,966 | | 27,370 | | | | 37,336 |
| Goodwill | | 2,808 | | - | | - | | 2,808 |
| Other non-current assets | | 981 | | - | | 52,630 (3) | | 53,611 |
| | | | | | | | | |
| Total assets | $ | 25,179 | $ | 62,307 | $ | 63,636 | $ | 151,122 |
| | | | | | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | |
| | | | | | | | | |
| Current liabilities: | | | | | | | | |
| Lines of credit | $ | 599 | $ | - | $ | - | $ | 599 |
| Accounts payable | | 3,478 | | 1,992 | | - | | 5,470 |
| Accrued liabilities | | 1,803 | | 898 | | 1,800 (4) | | 4,501 |
| Deferred revenue | | 528 | | - | | - | | 528 |
| Other current liabilities | | 815 | | 4,601 | | 20,596 (2) | | 26,012 |
| Total current liabilities | | 7,223 | | 7,491 | | 22,396 | | 37,110 |
| Other long-term liabilities | | 1,330 | | 1,556 | | 57,500 (5) | | 60,386 |
| | | | | | | | | |
| Total liabilities | | 8,553 | | 9,047 | | 79,536 | | 97,136 |
| Temporary equity | | 1,880 | | - | | (1,880) (6) | | - |
| Total shareholders' equity | | 14,746 | | 53,260 | | (14,380) (7) | | 53,626 |
| | | | | | | | | |
| Total liabilities and shareholders' equity | $ | 25,179 | $ | 62,307 | $ | 63,636 | $ | 151,122 |

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

**UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS**
(In thousands, except per share data)

| | Timberline Resources Twelve Months Ended September 30, 2007 | | SMD Twelve Months Ended December 31, 2007 | | Pro Forma Adjustments | | Pro Forma Combined |
|---|---|---|---|---|---|---|---|
| Revenue | $ | 19,233 | $ | 100,996 | $ | - | $ 120,229 |
| Cost of goods sold | | 14,741 | | 80,636 | | | 95,377 |
| Gross margin | | 4,492 | | 20,360 | | | 24,852 |
| Operating expenses | | 6,748 | | 891 | | 1,800 (8) | 9,439 |
| | | | | | | | |
| Income (loss) from operations | | (2,256) | | 19,469 | | (1,800) | 15,413 |
| Interest expense | | (409) | | (568) | | (2,625) (9) | (3,602) |
| Interest income | | 87 | | 714 | | | 801 |
| | | | | | | | |
| Income (loss) before income taxes | | (2,578) | | 19,615 | | (4,425) | 12,612 |
| Income tax benefit (expense) | | (110) | | - | | (2,839) (10) | (2,949) |
| | | | | | | | |
| Net income | $ | (2,688) | $ | 19,615 | $ | (7,264) | $ 9,663 |
| | | | | | | | |
| Net income per share: | | | | | | | |
| Basic | $ | (0.15) | $ | N/A | | (0.42) | $ 0.26 |
| | | | | | | | |
| Diluted | $ | (0.15) | $ | N/A | | (0.42) | $ 0.17 |
| | | | | | | | |
| Shares used in per share calculation: | | | | | | | |
| Basic | | 19,155,693 | | N/A | | 17,386,359 | 36,542,052 |
| | | | | | | | |
| Diluted | | 29,547,087 | | N/A | | 28,070,974 | 57,618,061 |

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

## UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(In thousands, except per share data)

| | Timberline Resources Six Months Ended March 31, 2008 | | SMD Six Months Ended March 31, 2008 | | Pro Forma Adjustments | | | Pro Forma Combined | |
|---|---|---|---|---|---|---|---|---|---|
| Revenue | $ | 14,821 | $ | 53,459 | $ | - | | $ | 68,280 |
| Cost of goods sold | | 11,283 | | 44,119 | | | | | 55,402 |
| Gross margin | | 3,538 | | 9,340 | | | | | 12,878 |
| Operating expenses | | 5,733 | | (200) | | 1,800 | (8) | | 7,333 |
| Income (loss) from operations | | (2,195) | | 9,540 | | (1,800) | | | 5,545 |
| Interest expense | | (252) | | (351) | | (1,313) | (9) | | (1,916) |
| Interest income | | 292 | | 384 | | - | | | 676 |
| Income (loss) before income taxes | | (2,155) | | 9,573 | | (3,113) | | | 4,305 |
| Income tax benefit (expense) | | (326) | | - | | (452) | (10) | | (778) |
| Net (loss)income | $ | (2,481) | $ | 9,573 | $ | (3,565) | | $ | 3,527 |
| Net income (loss) per share: | | | | | | | | | |
| Basic | $ | (0.09) | $ | N/A | | (0.21) | | $ | 0.08 |
| Diluted | $ | (0.09) | $ | N/A | | (0.21) | | $ | 0.05 |
| Shares used in per share calculation: | | | | | | | | | |
| Basic | | 26,428,180 | | N/A | | 17,368,359 | | | 43,814,539 |
| Diluted | | 37,371,830 | | N/A | | 28,070,974 | | | 65,442,804 |

See accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

**NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS**

1. *Cash and cash equivalents*

This reflects the net effects on the cash and cash equivalents balance after giving effect to the transactions, assuming the transactions occurred as of March 31, 2008.

| | | |
|---|---|---:|
| Proposed financings necessary to complete the purchase of SMD, net of expenses | $ | 68,800 |
| Cash paid in consideration for SMD | | (45,000) |
| Excess working capital paid to Ron Guill (Note 2, below) | | (5,294) |
| Repurchase of Series A Preferred Shares | | (7,500) |
| | $ | 11,006 |

2. *SMD Working Capital*

Under the terms of the Purchase Agreement to acquire SMD, Ron Guill will cause an amount of working capital equal to the debt of SMD to remain with SMD at closing. All working capital of SMD in excess of this amount will be paid out to Mr. Guill. This adjustment reflects the net impact to the pro forma financial statements as a result.

| | | |
|---|---|---:|
| SMD current assets at March 31, 2008 | $ | 34,937 |
| SMD current liabilities at March 31, 2008 | | 7,491 |
| SMD working capital | | 27,446 |
| SMD other long term liabilities at March 31, 2008 | | 1,556 |
| Working capital in excess of debt to be paid out | | 25,890 |
| Cash available from SMD to be paid to Ron Guill | | 5,294 |
| Other current liability for payable to Ron Guill | $ | 20,596 |

3. *Other Non-Current Assets*

The acquisition of SMD will be accounted for using the purchase method of accounting. In accordance with SFAS 141, the total purchase costs will be allocated to the assets acquired and liabilities assumed of SMD based upon their respective fair values. Management has not attempted to estimate how the purchase price will be allocated to major categories of assets nor the amount of amortization expenses, if any, arising from the acquisition for purposes of the pro forma financial statements.

| | | |
|---|---|---:|
| Purchase price of SMD | $ | 80,000 |
| Less book value of net assets at March 31, 2008 | | (53,260) |
| Adjustment to working capital (Note 2, above) | | 25,890 |
| Excess purchase price reflected as non-current assets | $ | 52,630 |

4. *Accrued Liabilities*

On March 10, 2008, we entered into an agreement (the "Kettle Agreement") with Douglas Kettle and David and Margaret Deeds providing for severance arrangements relating to the resignation of Messrs. Kettle and Deeds, the President and CEO, respectively, of our subsidiary, Kettle Drilling. This adjustment represents the payment of $1,800 in severance.

5. *Other Long Term Liabilities*

Reflects the incurrence of debt as follows:

| | | |
|---|---|---:|
| Proposed convertible debentures | $ | 37,500 |
| Payable to Ron Guill on acquisition of SMD | | 20,000 |
| Total | $ | 57,500 |

6. *Temporary Equity*

On March 10, 2008, we entered into an agreement (the "Kettle Agreement") with Douglas Kettle and David and Margaret Deeds providing for the repurchase by the Company of all of the Preferred Stock of Mr. Kettle and Mr. and Mrs. Deeds. This adjustment represents the redemption of 3,525,000 of the 4,700,000 Timberline's Series A Preferred Shares outstanding at March 31, 2008 and the conversion to Common Shares of the remaining 1,175,000 Series A Preferred Shares.

7. *Shareholders' Equity*

The estimated pro forma adjustment to  shareholders' equity reflects the following:

| | | |
|---|---|---:|
| Elimination of historical SMD shareholder's equity | $ | (53,260) |
| Issuance of common stock of Timberline, net of expenses | | 31,300 |
| Conversion of Series A Preferred Shares to Common Stock | | 2,500 |
| Issuance of common stock as consideration for the acquisition of SMD | | 15,000 |
| Pro forma adjustments to net income for severance agreements | | (1,800) |
| Reduction in paid up capital due to redemption of Series A Preferred Shares | | (8,120) |
| | | |
| Total adjustment to shareholders' equity | $ | (14,380) |

8. *Operating Expenses*

Reflects the cost of execution of severance agreements with management of the Timberline's Kettle subsidiary (see Note 4, above).

9. *Interest Expense*

It is anticipated that the interest rate on convertible debentures to be issued as part of the proposed financing will be in a range between 4% and 10%.  Interest expense has been reflected in the pro forma income statements assuming an interest rate at the midpoint of this range (7%) and that the aggregate principal amount of convertible notes will be $37.5 million.  The actual interest rate of any convertible debentures issued, as well as the dollar amount of convertible debentures to be issued may differ significantly from the amounts used to determine interest expense for the pro forma income statements.

| | **Twelve months ending December 31, 2007** | **Six months ending March 31, 2008** |
|---|---:|---:|
| Interest expense | $ 2,625 | $ 1,313 |

10. *Income Taxes*

The financial statements of SMD do not include a provision for current income tax expense because SMD elected tax treatment under Subchapter S provisions of the Internal Revenue Code, wherein SMD's taxable income is reported on the individual income tax return of SMD's owner.  The pro forma adjustment reflects a provision for current income tax expense if SMD's earnings were combined with the losses incurred by Timberline Resources and taxed on the combined entity's corporate tax return.

| | Twelve months ending December 31, 2007 | Six months ending March 31, 2008 |
|---|---|---|
| Timberline total income (loss) from continuing operations | $ (2,578) | $ (2,155) |
| Less: Timberline foreign income from continuing operations | 580 | 769 |
| Timberline domestic income (loss) from continuing operations | (3,158) | (2,924) |
| SMD income from continuing operations | 19,615 | 9,573 |
| Effect of other pro forma adjustments on income | (4,425) | (3,113) |
| Combined domestic pro forma income from continuing operations | 12,032 | 3,536 |
| | | |
| Net operating losses of Timberline available for carry forward, subject to estimated limitations on losses | (4,753) | (2,377) |
| Domestic income from continuing operations | 7,279 | 1,159 |
| | | |
| Estimated Federal and State income taxes using an assumed effective tax rate of 39% | $ 2,839 | $ 452 |

**INFORMATION ABOUT SMALL MINE DEVELOPMENT, LLC**

**Description of Business**

SMD is an underground mine development and production contractor specializing in hardrock mining in the western United States. Its mission is to be the leader in safe, productive and innovative mining solutions. SMD was founded in 1982 by Ron Guill, a former Marine Corps officer who graduated from the Mackay School of Mines in Reno, Nevada with a degree in Mining Engineering.

Over the past 25 years, SMD has driven over 300,000 feet of development drift and mined more than 8 million tons of ore. SMD offers comprehensive mining services, including planning, drilling, development and extraction, and mine shut down at the end of production. In 1984, SMD pioneered the use of 100% cemented backfill for use in underhand cut and fill mining which is now used frequently in Nevada underground gold projects.

Development activities include planning and construction of portals, ramps, raises, shops and shotcrete. SMD also offers definition drilling in support of ongoing operations and production stoping. Its technical services offered include engineering, grade control, and surveying.

SMD prides itself on teamwork and a "make it work attitude". For example, during the 4.5 years SMD was at the Diamond Hill project in Montana, it completed 12,000 feet of drifting and produced over 850,000 tons of ore at a production rate between 500 to 1,000 tons per day utilizing longhole stoping with remote mucking – while averaging 0.25 ounces per ton. This was done in spite of the project's remote location, low grade, challenging geometry and other difficulties.

SMD emphasizes safety at each of its projects and in 2000, received the Department of Labor's Sentinels of Safety award, which recognizes achievement of outstanding safety records, to stimulate greater interest in safety and to encourage development of more effective accident prevention programs among the nation's mineral extractive industries.

Each day SMD drives hundreds of feet of drift and produces thousands of tons of ore for various clients. Its strengths are its ability to partner with each client and serve a wide range of underground mining needs – from planning and development, to full production. Since 2004, SMD has provided mining services to Newmont Mining Corp., Barrick Goldstrike Mines Inc., and Queenstake Resources USA (now called Yukon-Nevada Gold Corp.).

Recently completed and ongoing underground mining and development projects include:

- Chukar Project (Newmont) – Increased production approximately 45%, at client request, to 1,265 ore tons per day and 4,400 feet of waste development drift. This project commenced in 2002 and will continue through 2008 and beyond.

- Getchell Project (Barrick) – In response to a fatality at this job site on April 21, 2008, we asked to be released from our contractual obligation at Getchell after mining 1,400,000 more ore tons than originally contracted. Production was down to 775 ore tons per day due to diminishing stoping areas and 8,100 feet of waste development drift was driven.

- Leeville Project (Newmont) – This project is operated by Newmont crews, and SMD's primary role is to drive a waste development drift. However, SMD is occasionally requested to mine ore. SMD drove 11,275 feet of development drift and averaged 800 ore tons per day in 2007, resulting in a 30% increase in revenue over 2006. This work is slated to continue through 2008 with the type and quantity of work scheduled by the client on a monthly basis.

- Weird II Project (Barrick) – The project was completed in the early part of 2007 with equipment and crews transferring to a new project located 10 miles west at Storm.

- Cortez Hills Project (Barrick) – This is a major dual decline development into a world class ore body. At this project, 8,400 feet of 18 foot by 18 foot development drift was completed. As of June 6, 2008, we had withdrawn from this project.

- Questa Development Drifting (Chevron) – This project was started in 2006 and ended in September, 2007. This was a waste development project driving extraction drifts in a block cave. Total drifting completed in

2007 was 4,675 feet. Total drifting on this project ended up at 12,805 feet, or 70% more than the original contract amount.

- Storm Production (Barrick) – This project was started in early 2007. 5,250 feet of waste development drift was driven and 400 ore tons per day were mined in 2007. As of June 6, 2008, we had withdrawn from this project.

- Golden Sunlight II (Barrick) – We moved back into the Golden Sunlight open pit in early 2007 for a second mining contract after completing the first contract in 2004. We developed 5,000 feet of waste development in the first half of the year then averaged 1,400 tons per day of ore mined for the last six months of the year. As of June 6, 2008, we had withdrawn from this project.

In May 2008, subsequent to a fatality at the Getchell project operated by SMD, SMD asked to be released from their contractual obligations at that particular mine. In response, Barrick exercised an option in their contracts to have SMD terminate their work at all Barrick projects within 30 days. Several of those projects were near completion. As of June 6, 2008, SMD completed their work at all Barrick projects and arranged to begin projects for other clients with the available equipment and personnel from the Barrick projects. There are five projects for five different companies that are expected to begin in July - September 2008 that will nearly replace the terminated Barrick projects. Management believes that this will not have a material impact on SMD's financial results or on our proposed acquisition of SMD.

SMD's principal office is located in Boise, Idaho. As of March 22, 2008, SMD employs 329 full-time employees. SMD has no part-time employees.

### Description of SMD Equity

SMD is a limited liability company that is wholly-owned by Mr. Guill, who owns all of the outstanding membership interests. There is no existing class of common equity.

### SMD Supplementary Financial Information
(in thousands except per share data)

| (unaudited) | 2008 March 31 | 2007 March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|---|
| Net Sales | $ 26,428 | $ 22,053 | $ 25,912 | $ 25,486 | $ 27,545 |
| Gross Profit | 4,319 | 3,321 | 7,259 | 4,245 | 5,535 |
| Net income | 4,147 | 3,198 | 7,059 | 3,932 | 5,426 |
| Per share net income*** | N/A | N/A | N/A | N/A | N/A |

***Private company, data not available.

| (unaudited) | 2006 March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|
| Net Sales | $ 18,762 | $ 19,141 | $ 18,952 | $ 23,534 |
| Gross Profit | 4,597 | 5,684 | 3,116 | 5,283 |
| Net income | 4,462 | 5,531 | 2,880 | 5,481 |
| Per share net income*** | N/A | N/A | N/A | N/A |

***Private company, data not available.

### SMD Management's Discussion of Financial Condition and Results of Operations

*You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this proxy statement. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors Related to the SMD Acquisition and Proposed Financings" above and elsewhere in this prospectus.*

*Overview*

SMD is a mechanized underground mining services company that operates in the western U.S. Over the past 25 years, SMD has driven over 300,000 feet of development drift and mined more than 8 million tons of ore. The overall trend in metals prices has been bullish for a number of years, and SMD believes that global supply/demand dynamics support a continuation of this trend within the industry for the foreseeable future. As a result, SMD expects to be able to grow revenues and profits in the future. SMD experienced continued growth during 2007. The Weird II project and the Questa Development project were completed during the year. New projects that began during 2007 included Storm and Golden Sunlight, along with client requested expansions at Leeville and Chukar. These projects contributed to a 26% increase in total revenue compared to the prior year.

In 2007 SMD reported $101.0 million in total revenue for the year, an increase of $20.6 million over the $80.4 million reported for 2006. Gross profit for 2007 was $20.4 million, an increase of $1.7 million over the $18.7 million reported for 2006.

*2007 Accomplishments*

In 2007 SMD accomplished several objectives within our underground mining projects, as well as the corporate level.

Corporate Highlights:

- Subsequent to year end, SMD signed a Purchase Agreement to be acquired by Timberline Resources Corporation.

- During 2007, a total of 47,000 feet of development drift and 1.4 million tons of ore were mined for SMD clients.

Underground Mining and Development Highlights:

- Chukar Project (Newmont) – Increased production approximately 45%, at client request, to 1,265 ore tons per day and 4,400 feet of waste development drift. This project commenced in 2002 and will continue through 2008 and beyond.

- Getchell Project (Barrick) – We withdrew from this project on June 6, 2008 after mining 1,400,000 more ore tons than originally contracted. Production was down to 775 ore tons per day due to diminishing stoping areas and 8,100 feet of waste development drift was driven.

- Leeville Project (Newmont) – This project is operated by Newmont crews, and SMD's primary role is to drive a waste development drift. However, SMD is occasionally requested to mine ore. SMD drove 11,275 feet of development drift and averaged 800 ore tons per day in 2007, resulting in a 30% increase in revenue over 2006. This work is slated to continue through 2008 with the type and quantity of work scheduled by the client on a monthly basis.

- Weird II Project (Barrick) – The project was completed in the early part of 2007 with equipment and crews transferring to a new project located 10 miles west at Storm.

- Cortez Hills Project (Barrick) – This is a major dual decline development into a world class ore body. At this project, 8,400 feet of 18 foot by 18 foot development drift was completed. We withdrew from this project as of June 6, 2008.

- Questa Development Drifting (Chevron) – This project was started in 2006 and ended in September, 2007. This was a waste development project driving extraction drifts in a block cave. Total drifting completed in 2007 was 4,675 feet. Total drifting on this project ended up at 12,805 feet, or 70% more than the original contract amount.

- Storm Production (Barrick) – This project was started in early 2007 and continues through 2008. 5,250 feet of waste development drift was driven and 400 ore tons per day were mined in 2007. We withdrew from this project as of June 6, 2008.

- Golden Sunlight II (Barrick) – We moved back into the Golden Sunlight open pit in early 2007 for a second mining contract after completing the first contract in 2004. We developed 5,000 feet of waste development in the first half of the year then averaged 1,400 tons per day of ore mined for the last six months of the year. We withdrew from this project as of June 6, 2008.

## Management Forecast for 2008:  Key Issues, Challenges, and Opportunities

SMD is client oriented and believes it has good relations with its clients. Higher commodity prices are encouraging more production and the advancement of new projects as well as expansion of existing underground projects.  As metal prices remain high, lower grade deposits are being mined by SMD's customers.  This makes SMD's services and expertise even more valuable and sought after.

SMD's greatest challenge in meeting the needs of our customers, as well as SMD's own targets for growth and profitability is to find and retain qualified staff for SMD projects.  The decades long slowdown in mining activity prior to the industry's revival in more recent times has led to a dearth of qualified and experienced workers. SMD has the continued good fortune to be employer of choice wherever SMD works, and SMD strives every day to make sure that this does not change by managing a motivated workforce that is rewarded for working safely and productively.

An additional challenge is to develop and maintain a diversity of clients and projects.  While it can be desirable to have a number of projects with one client or in one geographic location, should the situation occur when that client chooses to either mine or develop a project itself, seek a new contractor, or the project simply is completed, our source of revenue could be impacted.  We recently experienced such a situation with our contracts at a number of Barrick job sites.  After a fatality at the Getchell Mine on April 21, 2008, SMD recently informed Barrick that it did not wish to continue with the contract at the Getchell Mine.  Barrick honored that request and as of June 6, 2008 we have withdrawn from this site.  Additionally, Barrick informed us that it was concluding all of our contracts with them in June of 2008, or as outlined by the various site managers.  As of June 6, 2008, we have withdrawn from all of the Barrick projects.

We have arranged to begin projects for other clients with the available equipment and personnel from the Barrick projects.  There are five projects for five different companies that are expected to begin in July - September 2008 that will nearly replace the terminated Barrick projects. We believe that the Barrick contract termination will not have a material impact on our financial results or on our proposed acquisition by Timberline.

## Goals and Objectives for 2008

- SMD's goal has been, and will continue to be, to maintain a motivated workforce outfitted with quality capital equipment, which focuses on safety, productivity and client satisfaction. SMD will accomplish this by maintaining an independent mining philosophy at each project where each superintendent is held responsible and accountable for the success of the project.  In addition to diversifying, streamlining and focusing on increasing profitability, SMD plans to accelerate planned projects and add new projects during 2008 to compensate for the loss of the contracts at Barrick.

- To evaluate opportunities in both the mine development and mine operation facets of SMD's business and ensure that those opportunities match SMD personnel and equipment availabilities.

- After 25 years without a fatality at SMD, we had a fatality in August of 2007 at the Getchell mine owned by Barrick.  At the same mine, we had two additional fatalities in January and April of 2008.  Although the accidents are still under investigation by MSHA, these incidents have deeply affected each and every employee within SMD.  SMD is focusing on building an increasingly strong safety and awareness presence on all of our projects. SMD has added a professional safety manager and three additional site safety superintendents to our staff of four, and will add more as projects increase.  SMD was scheduled to be done at Getchell in September, 2008, however subsequent to the latest accident, we requested that Barrick terminate our contract at Getchell early.

- To complete SMD's acquisition by Timberline Resources Corporation.

## Results of Operations for the Quarters Ended March 31, 2008 and 2007

For the quarter ended March 31, 2008, we reported $25.9 million in revenue compared to $22.1 million in 2007. Our revenues were derived from underground mine development and contract mining at seven project sites. Our revenue increase was primarily due to the Golden Sunlight project increasing revenue by $1.7 million and the Storm project increase of $2.1 million as they came to full production. Gross profit was $3.8 million and $3.3 million respectively for the quarters ended March 31, 2008 and 2007.

Our overall net income for the quarter ended March 31, 2008 after operating expenses and investment income was $4.1 million compared to a net income of $3.2 million for the quarter ended March 31, 2007.

### Results of Operations for Years Ended December 31, 2007 and 2006

For the year ended December 31, 2007, we reported $101.0 million in revenue compared to $80.4 million in fiscal 2006. Our revenues in 2007 were derived from underground mine development and contract mining at seven project sites, including two new projects at Storm and Golden Sunlight. Our revenue increase was primarily due to the Golden Sunlight project beginning in 2007 which added $11.0 million in revenue and the Storm project coming to full production which added $9.5 million. Gross profit was $20.4 million and $18.7 million respectively for the years ended December 31, 2007 and 2006.

Our overall net income for the year ended December 31, 2007 after operating expenses and investment income was $19.6 million compared to a net income of $18.4 million for the year ended December 31, 2006.

### Results of Operations for Years Ended December 31, 2006 and 2005

For the year ended December 31, 2006, we reported $80.4 million in revenue compared to $56.3 million in fiscal 2005. Our revenues in 2006 were derived from underground mine development and contract mining at ten project sites. Our revenue increase was primarily due to the Cortez Hills project beginning in 2006 which added $15.8 million in revenue and increased production at Leeville which added $6.3 million in revenue. Gross profit was $18.7 million and $13.6 million respectively for the years ended December 31, 2006 and 2005.

Our overall net income for the year ended December 31, 2006 after operating expenses and investment income was $18.4 million compared to a net income of $13.1 million for the year ended December 31, 2005.

### Financial Condition and Liquidity

At March 31, 2008, we had assets of $62.3 million consisting of cash in the amount of $5.7 million; accounts receivable in the amount of $26.6 million; inventory in the amount of $1.3 million; investments in the amount of $1.4 million; and property, plant, and equipment, net of depreciation of $27.3 million. We also maintain a $10 million credit facility that we anticipate will be maintained after SMD is acquired.

Management is unaware of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in our liquidity decreasing or increasing in any material way. The Company's primary source of liquidity is its operating cash flow, although capital assets are typically financed through one to two year term loan terms specific to each capital asset purchased.

There were no material commitments for capital expenditures as of March 31, 2008.

### Off-Balance Sheet Arrangements

SMD does not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, results of operations, liquidity or capital expenditures.

### Summary of Critical Accounting Policies and Estimates

The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements for the years ending December 31, 2005, 2006 and 2007 and the quarters ending March 31, 2008 and 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalent. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash

Revenue Recognition

Service and sales revenue and costs are recognized when billed. Service contract revenue and costs are recognized using the units of delivery method. The units-of-delivery method recognizes as revenue the contract price of units of a basic production product delivered during a period and as the cost of earned revenue the costs allocable to the delivered units; costs allocable to undelivered units are reported in the balance sheet as inventory or work in progress. The method is used in circumstances in which an entity produces units of a basic product under production-type contracts in a continuous or sequential production process to buyers' specifications. Service contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and repairs. General and administrative costs are charged to expense as incurred.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

Materials and Supplies Inventory

The Company values its materials and supplies inventory at the lower of average cost or market. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits.

Property & Equipment

Property and equipment are recorded at cost. Depreciation is provided on a straight line basis over the useful life of the asset. Maintenance and repairs are charged to expense as incurred; major renewals or betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in income.

Income Taxes

Effective January 1, 2006, the stockholder of SMD elected to report SMD's taxable earnings or losses under Subchapter S provisions of the Internal Revenue Code, wherein corporation taxable income is reported on the individual federal tax returns of the stockholder. Accordingly, no provision has been made for federal income tax in the SMD's financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48") which prescribes a recognition threshold and measurement attribute, as well as criteria for subsequently recognizing, derecognizing and measuring uncertain tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes assets and liabilities. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be recognized as a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption.

**Recently Issued Accounting Standards**

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements, (SFAS 157), which will become effective in our 2008 financial statements. SFAS 157 establishes a framework for measuring fair value and expands disclosure about fair value measurements, but does not require any fair value measurements. SMD has not yet determined the effect that adoptions of SFAS 157 may have on the results of operations or financial position.

The FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115, in the first quarter 2007. The statement allows entities to value financial instruments and certain other items at fair value. The statement provides guidance over the election of the fair value option, including the timing of the election and specific items eligible for the fair value accounting. Changes in fair values would be recorded in earnings. SMD is evaluating the impact the adoption of this statement will have, if any, on its financial statements.

### Contractual Obligations

Below is a table, which presents SMD's contractual obligations and commitments at December 31, 2007:

**Payments Due by Period** ($ thousands)

| | Total | Less than One Year | 1-3 years | 4-5 years | After 5 years |
|---|---|---|---|---|---|
| Long-Term Debt Obligations | 6,150 | 4,067 | 2,082 | - | - |
| Capital Lease Obligations | - | - | - | - | - |
| Operating Leases | 487 | 121 | 323 | 43 | - |
| Purchase Obligations | - | - | - | - | - |
| Total | 6,637 | 4,188 | 2,405 | 43 | - |

### Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

N/A.

### Quantitative and Qualitative Disclosures About Market Risk

N/A.

**Our Board investigated, considered and evaluated the terms of the Purchase Agreement for the SMD Purchase. Based on its review, our Board has determined that the SMD Purchase is advisable, fair to, and in the best interests of the shareholders of Timberline Resources and recommends that you vote FOR approving the issuance of our Common Shares to be paid as consideration pursuant to the Purchase Agreement. All proxies executed and returned without an indication of how shares should be voted will be voted FOR ratification and approval of the issuance of the Common Shares to be paid as consideration pursuant to the Purchase Agreement.**

# PROPOSAL 4 - PROPOSAL TO APPROVE THE FINANCING AND SHARE AUTHORIZATION

This proxy does not constitute an offer of any securities of the Company for sale. Any securities to be issued in the SMD Purchase and sold in the private sale of the Company's securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

## General Information

The purpose of this proposal is to obtain shareholders approval, for the purposes of satisfying the requirements of Idaho law and sections 712 and 713 of the American Stock Exchange Company Guide, of the issuance, at the discretion of the Board, of up to 35 million Common Shares of Timberline Resources or securities convertible or exercisable into such Common Shares in the proposed Financings (as defined below) as outlined below (the "Financing and Share Authorization"). The Company intends to use the net proceeds of the Financings to fund the purchase price of SMD, to repay a short-term loan entered into to repurchase the Series A Preferred Shares, for working capital and general corporate purposes and to pay related fees and expenses.

The Company is considering alternative financing arrangements not requiring shareholder approval to complete the SMD Acquisition. The Company will finance the SMD Acquisition with one of these alternative arrangements if it deems such financing to be more advantageous to the Company and its shareholders than the currently anticipated financing. However, even if shareholder approval is not required to approve the financing method the Company ultimately selects, shareholder approval of the SMD Acquisition will still be required under American Stock Exchange rules.

The outstanding Series A Preferred Shares were repurchased from Mr. Kettle by the Company and a private investor on June 27, 2008. The Company repurchased and cancelled 3,525,000 Series A Preferred Shares using $7.5 million of an $8.0 million short-term loan entered into for the purpose of repurchasing the Series A Preferred Shares. The remaining 1,175,000 Series A Preferred Shares that were outstanding were converted into Common Shares and transferred to a private investor. The result of this transaction is that there is now only one class of stock, the Common Shares, and no holder has any rights associated with the Series A Preferred Shares, as they have all been cancelled. We will use a portion of the Financings in part to repay the $8.0 million short-term loan used to fund the repurchase of the Series A Preferred Shares.

In addition to the anticipated issuance of shares in the private placement discussed by this proposal, 4,672,897 shares of common stock (valued at $15 million based on $3.21 per share, the average closing price for the 30 day period prior to the date of signing of the Purchase Agreement) will be issued directly to the owner of SMD as partial consideration for the anticipated SMD Purchase pursuant to Proposal 3. See Proposal 3 of this proxy statement for information regarding the SMD Purchase.

Pursuant to our Articles of Incorporation and applicable state law, and limited only by the number of shares authorized for issuance under our Articles of Incorporation, our Board has the power, without submitting the matter to shareholder vote or approval, to issue securities of the Company, from time to time, for any consideration the Board deems appropriate. Under Idaho law, if we enter into a series of integrated transactions where the number of securities issued will comprise more than 20% of the voting power of the shares of the Company that were outstanding immediately before the transactions and if some of the securities will be issued for consideration other than cash, then we are required to seek shareholder approval for the transaction or related transactions. The shares to be issued in the SMD Purchase and the securities to be issued in the Financings trigger this shareholder approval requirement under Idaho law. See the table on page 30 as to how we calculated the triggering of the shareholder approval requirement.

We were recently granted a listing on the American Stock Exchange and therefore need to comply with the rules contained in the American Stock Exchange Company Guide. Sections 712 and 713 of the American Stock Exchange Company Guide require shareholder approval of any transaction, other than a "public offering," involving the sale, issuance, or potential issuance by an American Stock Exchange-listed company of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock.

## Anticipated Financing

Our Board has determined that it is in the best interests of the Company and our shareholders to raise up to an aggregate of $75,000,000 through a private placement consisting of Units and Notes (together the "Financings").

While the exact terms of the Financings are not yet determined, we are seeking shareholder approval for the Financings within the parameters set forth below.  We do not currently expect that the securities to be issued in the Financings will consist of or be convertible or exercisable into all 35 million shares for which approval is sought in this proposal.  We will not treat a shareholder approval under this proposal as an approval to issue any other Common Shares up to the 35 million Common Shares that were not issued under the Financings.  However, shareholder approval of this proposal is not considered applicable for the issuance of any shares other than in the Financings, even if all shares are not issued or issuable in the Financings.

If the conversion or exercise prices on the warrants and/or convertible notes adjusts such that upon conversion or exercise more than 35 million Common Shares would be issued in the Financing, unless and until shareholder approval of an increased number of Common Shares is received, the number of Common Shares issuable initially in the financing and upon conversion or exercise of the notes and warrants may not exceed 35 million Common Shares.

The American Stock Exchange has indicted its preference to us that any action taken pursuant to this proposal be completed within 90 days of the meeting date.  We do not currently anticipate any problems arising that would prevent us from taking action under this proposal within 90 days of the meeting date, however, no assurance can be given that we will be able to meet AMEX's preference for action within 90 days.

*Parameters of Financing Terms*

*Unit Terms*

| | |
|---|---|
| *Units* | Each Unit shall consist of: |
| | <ul><li>one share of common stock, par value $.001 per share (the "Common Shares"); and</li><li>one-quarter to one-half of a warrant (each whole warrant, a "Warrant") to purchase a share of common stock (a "Warrant Share") with an initial exercise price set at no less than a 15% premium to the trading price of the Company's common stock on the trading day immediately preceding the closing date of the Financings</li></ul> |
| *Offering Price per Unit* | The price will be no more than a 10% discount to the trading price of the Company's common stock on the trading day immediately preceding the closing date of the Financings. |
| *Warrant Exercise Rights* | The Warrants will be exercisable until the second anniversary of the closing.  The exercise price of the Warrants shall be subject to adjustments for customary dilutive events, including stock splits, stock dividends, combinations of shares and recapitalizations and equity offerings at a price below the initial exercise price or the then applicable exercise price on a weighted average basis to reflect the size and price of the offering. |

*Note Terms*

| | |
|---|---|
| *Maturity Date* | [          ], 2013, or approximately five years from the date of issuance. |
| *Interest Rate* | [4-10]% per year.  Interest will be payable in cash semi-annually in arrears. |
| *Guarantors* | The Notes will be unconditionally guaranteed, jointly and severally, by all of the Company's existing and future domestic subsidiaries (together, the "Guarantors").  Although terms have not yet been determined, if the Notes are secured, the Notes will be unconditionally guaranteed on a senior secured basis. |
| *Security Interest* | In addition to the existing security interests on the assets, we expect the Notes will be secured and will grant additional security interests on a portion of or substantially all of the Company's tangible and intangible assets.  However, we do not know at this time what ranking these security interests will have.  If required, the holders of the Notes, the collateral agent under the indenture governing the Notes and other collateral holders will enter into a customary intercreditor agreement to reflect the sharing of collateral and related matters. |

| | |
|---|---|
| *Offering Price* | Each Note will be issued at a price equal to 100% of its principal amount plus accrued interest, if any, from the closing date. |
| *Conversion Rights* | Holders of the Notes may convert Notes into shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at any time and from time to time prior to maturity, with an initial exercise price set at no less than a 15% premium to the trading price of the Company's common stock on the trading day immediately preceding the closing date of the Financings. |
| | For example, using the closing price on April 21, 2008 and assuming a 20% premium, the exercise price would be $4.08 (equivalent to an initial conversion rate of approximately 246 shares of Common Stock per $1,000 principal amount of Notes).  In this example, assuming the issuance of $37,500,000 of Notes, there would be approximately 9,225,000 shares initially issuable upon conversion of the Notes, as of the closing of the offering, subject to adjustment under certain circumstances. |
| | The conversion price and conversion rate will be adjusted for customary dilutive events, including stock splits, stock dividends, combinations of shares and recapitalizations and equity offerings at a price below the initial conversion price or the then applicable conversion price, in each case on a weighted average basis to reflect the size and price of the offering. |
| *Fundamental Change Protection* | If Holders elect to convert Notes in connection with a change of control transaction constituting a fundamental change pursuant to which approximately 10% to 20% or more of the consideration for the Company's Common Stock (other than with respect to cash payments for fractional shares or dissenters' appraisal rights) consists of cash, securities or other property that is not Common Stock or other equity interests to be traded on a U.S. national securities exchange immediately following such transaction, then we will increase the then applicable conversion rate by a number of additional shares. The number of additional shares will be determined by reference to a customary table  based on the effective date and the price paid per share of our Common Stock in such transaction. |
| | If Holders of the Company's Common Stock are to receive only cash in the fundamental change transaction pursuant to the agreement relating to such transaction, then the price paid per share will be the cash amount paid per share.  Otherwise, the price paid per share will be the average of the closing sale prices of our Common Stock on the five trading days prior to but not including the effective date of such fundamental change transaction. |
| | In the case of a fundamental change pursuant to which the acquiror or survivor is a public, listed company, the Company may, in lieu of adjusting the conversion rate as described in the first paragraph of this section, elect to adjust the conversion obligation and the conversion rate such that, from and after the effective date of such transaction, Holders will be entitled to convert Notes, subject to the satisfaction of certain conditions, based on the number of shares of common stock of the public acquirer by adjusting the then applicable conversion rate of the Notes in effect immediately before this fundamental change transaction by a fraction: |

- the numerator of which will be:

  - in the case of a share exchange, consolidation, merger or binding share exchange pursuant to which the Company's Common Stock is converted into cash, securities or other property, the average value of all cash and any other consideration as determined by the Company's board of directors paid or payable per share of Common Stock, or

  - in the case of any other such fundamental change transaction, the average of the closing sale prices of the Company's Common Stock for the five consecutive trading days prior to but excluding the effective date of such transaction, and

- the denominator of which will be the average of the closing sale prices of the public acquiror common stock for the five consecutive trading days next succeeding the effective date of such transaction.

| | |
|---|---|
| *Dividend Protection* | Each Holder of the Notes will be entitled to receive, at the Company's option, a cash payment or an adjustment to the then applicable conversion price to provide the Holder with the benefit of any cash dividends paid in respect of the Company's Common Stock. |
| *Change of Control Repurchase Right of Holders* | Upon a change of control, the Company will be required to make an offer to repurchase all or a portion of the Notes at a repurchase price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the repurchase date. |
| *Principal Covenants* | The indenture governing the Notes will contain covenants limiting the Company and the Company's restricted subsidiaries ability to: |

- incur additional indebtedness or issue certain preferred stock;

- pay dividends, redeem preferred stock or subordinated indebtedness or make other restricted payments;

- issue capital stock of its subsidiaries;

- designate its subsidiaries as unrestricted subsidiaries;

- change its line of business;

- transfer or sell assets, including capital stock of its subsidiaries;

- grant liens on its assets;

- enter into certain transactions with affiliates; and

- merge, consolidate or transfer substantially all of its assets.

The covenants to be contained in the indenture governing the Notes will be based of certain definitions and will be subject to customary exceptions.

| | |
|---|---|
| *Events of Default* | The indenture under which the Notes will be issued will contain customary events of default and remedies.  If an event of default on the Notes occurs, the principal amount of the Notes, plus accrued and unpaid interest and additional interest, if any, may be declared immediately due and payable, subject to certain conditions set forth in the indenture.  These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events of default involving the Company. |

**Other General Terms applicable to the Financings**

| | |
|---|---|
| *Registration Rights* | The Company expects it would be obligated to file a registration statement with respect to the resale of the Common Shares and the Warrant Shares to be sold in this offering, the Notes, and the shares of Common Stock issuable upon conversion of the Notes (the "Registrable Securities") with the SEC.  If the registration statement is not effective within the time period negotiated in the Financings (currently expect to be 180 days from Closing), we may be obligated to pay liquidated damages to the investors in the Financings. |
| *Private Placement; Form* | The Common Shares and Warrants are being offered and sold pursuant to Section 4(2) and/or Regulation D of the Securities Act of 1933. |
| *Conditions to Closing* | Investors' obligation to purchase the securities in the Financings would be subject to the following conditions: |

- satisfactory completion by the purchasers of due diligence;

- execution of satisfactory definitive documentation;

- no material adverse change in the business, assets, condition or prospects of the Company;

- consummation of the acquisition of Small Mine Development, LLC;

- receipt of necessary consents; and

- other customary conditions precedent for a similar transactions.

There can be no assurance that we will be able to complete the Financings within these parameters.  The 35 million Common Shares we are asking you to approve in this proposal would cover all of the underlying shares to be issued and initially issuable at the closing based on the expected initial exercise prices of the warrants and conversion price of the Notes without giving effect to any anti-dilution protections contained in the agreements under which these securities will be issued in the Financings.  The securities may be issued for less than the greater of book or market value of the stock.  We expect that the Units will be issued at no more than a 10% discount to the Company's common stock on the trading day immediately preceding the closing date of the Financings.  We will only consider the shareholder vote as valid for the amount of Common Shares or securities convertible or exercisable into such Common Shares as are issued in the Financings.

The American Stock Exchange has indicted its preference to us that any action taken pursuant to this proposal be completed within 90 days of the meeting date.  We do not currently anticipate any problems arising that would prevent us from taking action under this proposal within 90 days of the meeting date, however, no assurance can be given that we will be able to meet AMEX's preference for action within 90 days.

The closing of the SMD Purchase (see Proposal 3) is contingent on receiving satisfactory Financings in order to consummate the SMD Purchase and fund the working capital requirements of SMD and receiving proper shareholder approval of these Financings in addition to obtaining approval of the SMD Purchase.  We cannot complete the SMD Purchase unless both this proposal and Proposal 3 are approved, unless an alternative financing arrangement that does not require shareholder approval is obtained.

The Company is considering alternative financing arrangements not requiring shareholder approval to complete the SMD Acquisition.  The Company will finance the SMD Acquisition with one of these alternative arrangements if it deems such financing to be more advantageous to the Company and its shareholders than the currently anticipated financing. However, even if shareholder approval is not required to approve the financing method the Company ultimately selects, shareholder approval of the SMD Acquisition will still be required under American Stock Exchange rules.

If you vote FOR both Proposals 3 and 4, you are authorizing us, within the limitations set forth in the Proposals, to issue up to 39,672,897 Common Shares (up to 35 million Common Shares under this proposal and 4,672,897 shares under Proposal 3 to be issued to the owner of SMD as partial consideration for the SMD Purchase).

**Use of the Financings Proceeds**

If the Financings are completed, we intend to use the net proceeds for the following:

- $35,000,000 to $45,000,000 to be paid to Mr. Guill in cash as part of the purchase price for the SMD Purchase (see Proposal 3);

- $8,000,000 to be used to repay the $8.0 million short-term loan entered into, $7.5 million of which was used to repurchase the Series A Preferred Shares held by former Kettle Drilling Inc. owners (see "Certain Relationships and Related Transactions" in Proposal 1 for a description of the Series A Preferred Shares); and

- approximately $13,800,000 to $23,800,000 for working capital requirements.

There can be no assurance that we will complete the Financings or the SMD Purchase.

**Effect on Existing Stockholders**

As of July 1, 2008, there are 28,479,903 Common Shares issued and outstanding. All the existing holders of our Common Shares will be diluted proportionately if the 35 million shares or any portion thereof of Common Shares issued through the Financings are approved. Additionally, if a substantial portion of the Common Shares approved in this proposal is acquired by one person or entity, or a group of persons or entities acting together, then that person(s) or entities will be able to exert substantial influence over or actually control the outcome of subsequent shareholder votes.

Our Common Shares have no preemptive or similar rights, although such right could be granted in the Financings or future capital raises.

For a discussion of risk factors related to the SMD Purchase and the related Financings, please see the "Risk Factors Relating to the SMD Acquisition and Proposed Financings" discussion in Proposal 3.

**Principal Effects of Nonapproval**

If shareholders do not approve this proposal, issuance of the Common Shares under the Financing and Share Authorization will not be approved. Consequently, we may not have the financial resources to close the SMD Purchase, which would then be terminated.

**The Board recommends that you vote FOR the approval of this proposal to give the Board discretion to issue up to 35 million Common Shares to complete the Financings. All proxies executed and returned without an indication of how shares should be voted will be voted FOR ratification and approval of the issuance of Common Shares.**

# PROPOSAL 5 — APPROVAL OF THE AWARDS INCREASE

## GENERAL QUESTIONS

**What am I voting on?**

The Company's Board of Directors has approved an increase in the number of shares authorized for issuance under the Company's Amended 2005 Equity Incentive Plan ("Amended 2005 Plan").

The Board determined that is was in the best interests of the Company and the stockholders for the Company to increase the number of shares available for issuance under the Amended 2005 Plan for the issuance of awards under the plan, to reflect an increase in the number of Common Shares issued and outstanding. Currently, the Company's Amended 2005 Plan as approved by the shareholders provides for the issuance of up to 2,750,000 Common Shares.

Based on Common Shares issued and outstanding as of September 30, 2007, the Board has recommended an increase of 4,250,000 shares of common stock to the shares available for issuance of options under the Amended 2005 Plan. Following the amendment, the Amended 2005 Plan will provide for 7,000,000 shares of common stock for stock options.

This proposal is to ratify the Awards Increase as approved by the Board.

**Who is eligible to participate in the Amended 2005 Plan?**

Any employee, officer, director, consultant, independent contractor, or director of or providing services to the Company or any parent, affiliate, or subsidiary of the Company is eligible to be designated a participant in the Plan.

**What benefit amounts will be received under the Amended 2005 Plan?**

Awards under the Amended 2005 Plan will be determined by the Board of Directors or the Committee.

The following description of the material features of the Amended 2005 Plan is intended to be a summary only. The summary is qualified in its entirety by the full text of the Amended 2005 Plan that is attached hereto as Exhibit B. Capitalized terms used herein are defined in Paragraph 2 of the Amended 2005 Plan.

**How many stock options have been authorized under the Amended 2005 Plan?**

On October 24, 2007, the Company's Compensation Committee and Board of Directors authorized the issue of 1,230,000 stock options to the following employees, directors and officers. At the time the stock options were granted, 2,482,000 options were already issued under the Amended 2005 Plan, leaving only 267,500 options to be granted, for a total of 2,750,000. The remaining 962,500 options are subject to shareholder approval of this proposal. If shareholder approval is not received, the 962,500 options will be cancelled. For a detailed breakdown of the options issued on October 24, 2007, see the table under "Equity Compensation Plans" above.

**Purpose of the Amended 2005 Plan**

The purpose of the Amended 2005 Plan is to advance the interests of our Company by allowing us to attract, retain, reward and motivate employees, directors, and consultants by providing them with an opportunity to acquire or increase a proprietary interest in our Company and incentives to expend maximum effort for the growth and success of our Company so as to strengthen the mutuality of the interests between the participating individuals and the shareholders of the Company.

**Eligibility**

Awards may be granted under the Amended 2005 Plan to any eligible employee, director, and consultant as determined by the Board of Directors or the Compensation Committee (the "Committee") that may be appointed by the Board of Directors, from time to time on the basis of their importance to the business of the Company pursuant to the terms of the Amended 2005 Plan. "Employee" is defined in the Amended 2005 Plan to include any person employed by the Company or an affiliate of the Company, but mere service as a director is not sufficient to constitute "employment".

## Administration

The Amended 2005 Plan shall be administered by Board of Directors or the Committee, which has the full power and authority to take all actions, and to make all determinations not inconsistent with the specific terms and provisions of the Amended 2005 Plan deemed by the Board or the Committee to be necessary or appropriate to the administration of the Amended 2005 Plan, any award granted or any award agreement entered into thereunder. The Board or the Committee may correct any defect or supply any omission or reconcile any inconsistency in the Amended 2005 Plan or in any award agreement in the manner and to the extent it shall deem expedient to carry the Amended 2005 Plan into effect as it may determine in its sole discretion. The decisions by the Board or the Committee are final, conclusive and binding with respect to the interpretation and administration of the Amended 2005 Plan, any award or any award agreement entered into under the Amended 2005 Plan.

## Liability and Indemnification

No covered individual shall be liable for any action or determination made in good faith with respect to the Amended 2005 Plan, any award granted or any award agreement entered into hereunder.  The Company shall, to the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company, as amended, indemnify and hold harmless each covered individual against any cost or expense (including reasonable attorney fees reasonably acceptable to the Company) or liability (including any amount paid in settlement of a claim with the approval of the Company), and amounts advanced to such covered individual necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the Amended 2005 Plan, any award granted or any award agreement entered into hereunder. Such indemnification shall be in addition to any rights of indemnification such individuals may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company, as amended.  Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by a covered individual with regard to awards granted to such covered individual under the Amended 2005 Plan or arising out of such covered individual's own fraud or bad faith.

## Awards

The Amended 2005 Plan covers the granting of the following awards: (i) Incentive Stock Options, (ii) Non-qualified Stock Options, (iii) Stock Bonuses, and (iv) Stock Appreciation Rights.

An Incentive Stock Option is defined under the Amended 2005 Plan to mean an option intended to qualify as an incentive stock option within the meaning of §422 of the Code and the regulations promulgated thereunder.

A Non-qualified Stock Option is defined under the Amended 2005 Plan to mean an option not intended to qualify as an Incentive Stock Option.

A Stock Bonus is defined under the Amended 2005 Plan to mean an outright grant of common stock to a participant, for which a participant pays no consideration or less than fair market value.

A Stock Appreciation Right is defined under the Amended 2005 Plan to mean the contractual right to receive a cash bonus on or before a designated date in an amount equal to the increase (if any) between the fair market value as of the date of issuance of the SAR (or other designated base date) and the fair market value as of the date of exercise or expiration of the SAR (or other designated end date).

## Common Stock Available for Awards

The common stock that may be issued pursuant to awards granted under the Amended 2005 Plan is treasury shares or authorized but unissued shares of the Company's common stock. The total number of shares of common stock that may be issued pursuant to awards granted under the Amended 2005 Plan is currently 2,750,000 shares.  If the Awards Increase is authorized, the number of common stock that may be issued pursuant to awards granted under the Amended 2005 Plan will be 7,000,000.

## Options, Term and Exercise Price

Unless otherwise determined by the Board of Directors or the Committee, the exercise price of the common stock subject to an option is the fair market value of the stock on the date the option is granted.  Under the Amended 2005 Plan, there is no restriction applicable to ten percent shareholders and they can participate on an equal basis as other participants.

The Board of Directors or the Committee determines the option exercise period for each option, not to exceed ten years from the grant date.

**Change in Control**

Unless otherwise provided in an award agreement, upon the occurrence of a "Change in Control" of the Company (as defined in the Amended 2005 Plan), the Board of Directors or the Committee may in its sole and absolute discretion, provide on a case by case basis that (i) some or all outstanding awards may become immediately exercisable or vested, without regard to any limitation imposed pursuant to this Amended 2005 Plan, (ii) that awards shall terminate, provided however, that participants shall have the right, immediately prior to the occurrence of such Change in Control and during such reasonable period as the Committee in its sole discretion shall determine and designate, to exercise any vested award in whole or in part, and/or (iii) that awards shall terminate provided that participants shall be entitled to a cash payment equal to the excess of the aggregate Change in Control Price (as defined in the Amended 2005 Plan) with respect to shares subject to the vested portion of the award over the aggregate exercise price of the shares subject to the vested portion of the award. In the event that the Committee does not terminate an award upon a Change in Control of the Company, then each outstanding award shall upon exercise thereafter entitle the holder thereof to such number of shares of common stock or other securities or property to which a holder of shares of common stock would have been entitled to upon such Change in Control.

**Transferability of Awards**

Incentive Stock Options ("ISO"). An ISO is not transferable except by will or by laws of descent and distribution and is exercisable during the lifetime of the holder of the ISO only by the holder of the ISO.

Non-qualified Stock Options. Unless otherwise provided in the applicable award agreement, a Non-qualified Stock Option is not transferable except by will or by laws of descent and distribution and is not exercisable during the lifetime of the holder of the option only by the holder of the option.

Stock Appreciation Rights ("SAR"). Unless otherwise provided in the applicable award agreement, a SAR is not transferable during the life time of the participant.

Unvested Rights. No participant is entitled to sell, pledge or otherwise transfer, with or without consideration, any SARs, any unvested option shares, or any unvested bonus shares.

**Amendment and Termination of Plan**

The Board of Directors may, at any time and from time to time, amend, suspend or terminate the Amended 2005 Plan as to any shares of common stock as to which awards have not been granted; provided, however, that the approval by a majority of the votes present and entitled to vote at a duly held meeting of the stockholders of the Company at which a quorum representing a majority of all outstanding voting stock is, either in person or by proxy, present and voting on the amendment, or by written consent in accordance with applicable state law and the Certificate of Incorporation and By-Laws of the Company, as amended.

The Board of Directors, or the Committee that may be appointed by the Board of Directors to administer the Amended 2005 Plan, may suspend or terminate the plan at any time. Unless sooner terminated, the Amended 2005 Plan will terminate on the fifth (5th) anniversary of its plan adoption date. No award may be granted under the Amended 2005 Plan while it is suspended or after it is terminated.

**The Board recommends that you vote FOR the approval of the Awards Increase. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the approval of the Awards Increase.**

**PROPOSAL 6 –**
**APPROVAL OF THE REINCORPORATION OF THE COMPANY**
**INTO THE STATE OF DELAWARE**

**Introduction**

For the reasons set forth in "Principal Reasons for the Reincorporation Proposal" below, the Board of the Company believes that it is advisable and in the best interests of the Company and its stockholders to change the state of incorporation of the Company from Idaho to Delaware. The Company proposes to accomplish the reincorporation in Delaware by merging the Company into a newly formed wholly-owned subsidiary of the Company that is incorporated in Delaware (the "reincorporation merger"). The Company intends to complete the reincorporation prior to its acquisition of SMD, if that acquisition is approved by our shareholders. The name of the Delaware corporation, which will be the successor to the Company in the reincorporation merger, is also Timberline Resources Corporation. This proxy statement refers to Timberline Resources Corporation, the Idaho corporation, as "Timberline Resources Corporation" or the "Company" and to Timberline Resources Corporation, the Delaware corporation, as "Timberline Delaware" or the "surviving corporation."

Timberline Delaware was incorporated under Delaware law in June 2008 under the name Timberline Resources Corporation. As of the date and time immediately prior to the effective date of the reincorporation merger, if the reincorporation merger is effected, Timberline Delaware will not have any material assets or liabilities and will not have carried on any material business.

As discussed in "Principal Reasons for the Reincorporation Proposal," management believes that reincorporation in Delaware is beneficial to the Company because Delaware corporate law is more comprehensive, widely used and extensively interpreted than other state corporate laws, including Idaho corporate law. Further, management believes that Delaware law is better suited than Idaho law to protect stockholders' interests in the event of an unsolicited takeover attempt. The Company, however, is not aware that any person is currently attempting to acquire control of the Company, to obtain representation on the Board of the Company or take any action that would materially affect the governance of the Company.

**The Reincorporation Merger**

The reincorporation merger would be effected pursuant to the merger agreement in substantially the form attached as Appendix F. Upon completion of the reincorporation merger, the Company would cease to exist as a corporate entity and Timberline Delaware, which would be the surviving corporation, would continue to operate the business of the Company under the name Timberline Resources Corporation. The Company intends to complete the reincorporation prior to its acquisition of SMD, if that acquisition is approved by our shareholders. The discussion of the reincorporation merger set forth below is qualified in its entirety by reference to the attached merger agreement.

Pursuant to the merger agreement, each outstanding share of common stock, par value $.001 per share, of the Company would be converted automatically into one share of common stock, par value $.001 per share, of Timberline Delaware upon the effective date of the reincorporation merger. Each stock certificate representing issued and outstanding shares of common stock of the Company would continue to represent the same number of shares of common stock of Timberline Delaware. If the Company and Timberline Delaware effect the reincorporation merger, stockholders of the Company would not need to exchange their existing stock certificates of the Company for stock certificates of Timberline Delaware. Stockholders may, however, exchange their certificates if they choose to do so. Assuming that the Company and Timberline Delaware effect the reincorporation merger, the surviving corporation may decide to issue substitute stock certificates in the future to replace the current certificates that are outstanding. If the surviving corporation were to decide to issue substitute stock certificates, the surviving corporation would notify its stockholders.

The Company's current articles of incorporation designated a class of Series A Preferred Stock, all shares of which have now been cancelled or converted into common stock. While Timberline Delaware's certificate of incorporation provides for blank-check preferred stock, no series of preferred stock will have been created at the time of the reincorporation merger. As discussed above, all of the Company's currently outstanding common stock, including those shares converted into common stock from the Series A Preferred Shares, will convert into the common stock of Timberline Delaware upon the effective date of the reincorporation merger.

Pursuant to the merger agreement, the Company and Timberline Delaware agree to take all actions that Delaware law and Idaho law require for the Company and Timberline Delaware to effect the reincorporation merger. Timberline Delaware also agrees, if required, to qualify to do business as a foreign corporation in the states in which the Company is qualified to do business before the Company and Timberline Delaware effect the reincorporation merger.

The merger agreement provides that the respective obligations of the Company and Timberline Delaware under the merger agreement are subject to the following conditions:

- The stockholders of the Company have approved, the merger agreement; and

- No court or governmental authority, whether by statute, rule, regulation, executive order, decree, ruling, injunction or other order, has prohibited, restrained, enjoined or restricted the consummation of the reincorporation merger.

As soon as reasonably practicable after the reincorporation merger, Timberline Delaware will seek to cause the American Stock Exchange ("AMEX") to quote the common stock of the surviving corporation under the symbol "TLR", which is the same symbol as AMEX currently lists the Company's common stock.

If the Company and Timberline Delaware effect the reincorporation merger, all employee benefit plans (including stock option and other equity-based plans) of the Company would be continued by the surviving corporation, and each stock option and other equity-based award issued and outstanding pursuant to such plans would be converted automatically into a stock option or other equity-based award with respect to the same number of shares of common stock of the surviving corporation, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award.

If the stockholders of the Company approve the reincorporation merger, the Company and Timberline Delaware plan to effect the reincorporation merger as soon as practicable after the 2008 Annual Meeting. The merger agreement provides that the Board of either the Company or Timberline Delaware may abandon the reincorporation merger for any reason, notwithstanding shareholder approval. If the stockholders do not approve the reincorporation merger, the Company and Timberline Delaware would not consummate the merger and the Company would continue to operate as an Idaho corporation.

Under Idaho law, stockholders of the Company will not have appraisal rights with respect to the reincorporation proposal. See "Dissenters' or Appraisal Rights" below.

**Vote Required for the Reincorporation Proposal**

Idaho law and the Company's bylaws require the affirmative vote of a majority of the voting power of the voting shares present at the meeting for each voting group of the Company's shares. Due to the fact that Common Shares received upon conversion of the Series A Preferred Stock retain the redemption rights of the Series A Preferred Stock and those redemption rights will be eliminated in the Reincorporation, a majority of the voting power of such converted Common Stock present at the meeting must approve the Reincorporation. The converted Common Stock is also entitled to vote with the Common Stock in connection with the Reincorporation.Abstentions and broker non-votes will have the same effect as votes against the reincorporation proposal. A vote in favor of the reincorporation proposal is a vote to approve the merger agreement and therefore the reincorporation merger. A vote in favor of the reincorporation proposal is also effectively a vote in favor of the Certificate of Incorporation of Timberline Delaware and the Bylaws of Timberline Delaware . If the stockholders approve the merger agreement and the reincorporation merger becomes effective, the Certificate of Incorporation of Timberline Delaware ("Delaware Certificate") and the Bylaws of Timberline Delaware ("Delaware Bylaws") in effect immediately prior to the effective date of the reincorporation merger would respectively become the certificate of incorporation and bylaws of the surviving corporation. The forms of the Delaware Certificate and the Delaware Bylaws are attached as Appendix G and Appendix H, respectively.

**Principal Reasons for the Reincorporation Proposal**

The Company was originally incorporated in Idaho on August 28, 1968. The incorporators chose to incorporate in the State of Idaho because the laws of Idaho were suitable for the Company's operations at the time. For many years, Delaware has followed a policy of encouraging incorporation in Delaware and, in furtherance of that policy, has been the leader in adopting, construing and implementing comprehensive, flexible corporate laws that are responsive to the legal and business needs of the corporations organized under Delaware law. Unlike most states, including Idaho, Delaware has established progressive principles of corporate governance that the Company could draw upon when making business and legal decisions. In addition, any direct benefit that Delaware law provides to corporations indirectly benefits the stockholders, who are the owners of the corporations. Because Delaware law is responsive to the needs of stockholders, Delaware law also directly benefits stockholders. For these reasons, the Company has determined that Delaware law would better suit the current needs of the Company and its stockholders than Idaho law does.

To take advantage of Delaware's flexible and responsive corporate laws, many corporations choose to incorporate initially in Delaware or choose to reincorporate in Delaware, as the Company proposes to do. In general, the Company believes that Delaware provides a more appropriate and flexible corporate and legal environment in which to operate than currently exists in the State of Idaho and that the Company and its stockholders would benefit from such an environment. The Board of the Company has considered the following benefits available to Delaware corporations in deciding to propose reincorporation in Delaware:

- the General Corporation Law of the State of Delaware, which is generally acknowledged to be the most advanced and flexible corporate statute in the country;

- the responsiveness and efficiency of the Division of Corporations of the Secretary of State of Delaware, which uses modern computer technology;

- the Delaware General Assembly, which each year considers and adopts statutory amendments that the Corporation Law Section of the Delaware State Bar Association proposes in an effort to ensure that the corporate statute continues to be responsive to the changing needs of businesses;

- the Delaware Court of Chancery, which handles complex corporate issues with a level of experience and a degree of sophistication and understanding unmatched by any other court in the country, and the Delaware Supreme Court, which is highly regarded; and

- the well-established body of case law construing Delaware law, which has developed over the last century and which provides businesses with a greater degree of predictability than most, if not all, other jurisdictions provide.

Additionally, management believes that, as a Delaware corporation, the Company would be better able to continue to attract and retain qualified directors and officers than it would be able to as an Idaho corporation, in part, because Delaware law provides more predictability with respect to the issue of liability of directors and officers than Idaho law does. The increasing frequency of claims against directors and officers that are litigated has greatly expanded the risks to directors and officers of exercising their respective duties. The amount of time and money required to respond to and litigate such claims can be substantial. Although Idaho law and Delaware law both permit a corporation to include a provision in the corporation's articles or certificate, as the case may be, of incorporation that in certain circumstances reduces or limits the monetary liability of directors for breaches of their fiduciary duty of care, Delaware law, as stated above, provides to directors and officers more predictability than Idaho does and, therefore, provides directors and officers of a Delaware corporation a greater degree of comfort as to their risk of liability than that afforded under Idaho law.

**Idaho Statutory Provisions**

We are subject to the Idaho Control Share Acquisition Law, which is designed to protect minority shareholders in the event that a person acquires or proposes to acquire, directly or indirectly, by tender offer or otherwise, shares giving it at least 20%, at least 33 1/3% or more than 50% of the voting power in the election of directors. This law applies to a publicly held Idaho corporation which has at least 50 shareholders unless a provision in the corporation's bylaws or articles, adopted in accordance with this law, makes an express election not to be subject to this law. We do not have any such provisions in our articles or bylaws.

Under the Idaho Control Share Acquisition Law, an acquiring person is required to deliver to the corporation an information statement disclosing, among other things, the identity of the person, the terms of the acquisition or proposed acquisition, and the financing of this acquisition. An acquiring person cannot vote those shares acquired in a control share acquisition that exceed one of the cited thresholds unless a resolution approved by 66 2/3% of the voting power of all shares entitled to vote thereon, excluding shares held by the acquirer or an officer or director of the corporation, approves of such voting power. At the request of the acquiring person, such a resolution must be put forth before shareholders at a special meeting held within 55 days after receipt of the information statement, provided that the acquiring person undertakes to pay the costs of the special meeting (except the costs of the corporation in opposing the proposed acquisition, if any) and delivers to the corporation copies of definitive financing agreements with responsible entities for any required financing of the acquisition. Unless the articles of incorporation or bylaws provide otherwise, if an information statement has not been delivered to the corporation by the 10th day after the acquirer obtains shares in excess of one of the above thresholds, or the shareholders of the corporation have voted not to accord voting rights to the acquirer's shares, the corporation may repurchase all, but not less than all, of the acquirer's shares at fair market value. Shares that are not accorded voting rights pursuant to this law regain their voting rights when acquired by another person in an acquisition that is not subject to this law.

We are also subject to the Idaho Business Combination Act, which prohibits a publicly held corporation from engaging in certain business combinations with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder unless, among other things, (i) the corporation's articles of incorporation or bylaws include a provision, adopted in accordance with this law, that expressly provides that the corporation is not subject to the statute (we do not have any such provisions in our articles or bylaws), or (ii) a committee of the corporation's board of directors approves of the business combination or the acquisition of the shares before the date such shares were acquired. After the three year moratorium period, the corporation may not consummate a business combination unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares, other than those beneficially owned by the interested shareholder or an affiliate or associate thereof, entitled to vote or the business combination meets certain minimum price and form of payment requirements. An interested shareholder is defined to include, with certain exceptions, any person who is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation. Business combinations subject to this law include (among other things) certain mergers, consolidations, recapitalizations, and reverse share splits.

The application of the Idaho Control Share Acquisition Law and the Idaho Business Combination Law may have the effect of delaying, deferring or preventing a change of control of the Company.

**Anti-Takeover Implications**

Delaware, like many other states, permits a corporation to include in its certificate of incorporation or bylaws or to otherwise adopt measures designed to reduce a corporation's vulnerability to unsolicited takeover attempts. The Board of the Company, however, is not proposing the reincorporation merger to prevent a change in control of the Company and is not aware of any present attempt by any person to acquire control of the Company or to obtain representation on the Company's Board.

With respect to implementing defensive strategies, Delaware law is preferable to Idaho law because of the substantial judicial precedent on the legal principles applicable to defensive strategies. As an Idaho corporation or a Delaware corporation, the Company could implement some of the same defensive measures. As a Delaware corporation, however, the Company would benefit from the predictability of Delaware law on such matters.

**No Change in the Board Members, Business, Management, or Employee Benefit Plans**

The reincorporation proposal would effect only a change in the legal domicile of the Company and certain other changes of a legal nature, the most significant of which are described in this proxy statement. The proposed reincorporation merger would NOT result in any change in the business, management, fiscal year, assets or liabilities, or employee benefit plans. Assuming that the Company and Timberline Delaware effect the reincorporation merger, the Company's directors and officers immediately prior to the effective date of the reincorporation merger will continue to be the directors and officers of the surviving corporation. All of the Company's employee benefit plans (including stock option and other equity-based plans) would be continued by the surviving corporation, and each stock option and other equity-based award issued and outstanding pursuant to such plans would automatically be converted into a stock option or other equity-based award with respect to the same number of shares of the surviving corporation, upon the same terms and subject to the same conditions as set forth in the applicable plan under which the award was granted and in the agreement reflecting the award. Approval of the reincorporation proposal would constitute approval of the assumption of these plans by the surviving corporation. Assuming the Company and Timberline Delaware effect the reincorporation merger, the surviving corporation would continue the Company's other employee benefit arrangements upon the terms and subject to the conditions currently in effect.

**Term of Board of Directors**

The default rule in Delaware is that each director shall hold office until the next annual meeting of stockholders (and until such director's successor is elected and qualified) or until such director's earlier resignation or removal. Delaware law will allow the Company's certificate of incorporation or bylaws to provide for staggering the terms of directors by dividing the total number of directors into groups. However, Timberline Delaware's certificate of incorporation and bylaws do not provide for a staggered board.

**Comparison of Shareholder Rights Before and After the Reincorporation Merger**

There are significant similarities between the Delaware Certificate and the Company's Articles of Incorporation ("Idaho Articles"). For example, both the Delaware Certificate and the Idaho Articles provide for the authorization of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Certificate and Articles of Amendment to the Idaho Articles authorize the issuance of five million Series A Preferred Shares. The Delaware Certificate does not authorize any Series A Preferred Shares.

Set forth below is a description that summarizes some significant differences in the rights of the stockholders of the Company before and after the reincorporation merger is effective as a result of the differences between Idaho law, the Idaho Articles and the Idaho Bylaws, on the one hand, and Delaware law, the Delaware Certificate and the Delaware Bylaws, on the other hand. The summary of the differences is significant because if the Company's stockholders approve the reincorporation proposal and the reincorporation merger becomes effective, the Delaware Certificate and the Delaware Bylaws in effect immediately prior to the effective date of the reincorporation merger would become the certificate of incorporation and bylaws of the surviving corporation. The Delaware Certificate and the Delaware Bylaws are attached as Appendix G and Appendix H, respectively. All statements in this proxy statement concerning such documents are qualified by reference to the complete provisions of the documents. In addition to the differences described below, the Delaware Certificate and the Delaware Bylaws include certain technical differences from the Idaho Articles and Idaho Bylaws to reflect insignificant differences between Delaware law and Idaho law. The description below is not intended to be relied upon as a complete description of the differences, and is qualified in its entirety by reference to Idaho law, Delaware law, the Idaho Articles and Idaho Bylaws, and the Delaware Certificate and Delaware Bylaws.

**Removal of Directors**

The Idaho Business Corporation Act (the "IBCA") provides that the shareholders may remove one or more directors with or without cause (unless the articles of incorporation provide that the directors may be removed only for cause) at a meeting called for the purpose of removing the director where the meeting notice stated such purpose. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove. If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director's removal. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove. The Idaho Articles do not authorize cumulative voting.

Delaware law provides that a director may be removed with or without cause by the holders of a majority in voting power of the issued and outstanding stock entitled to vote, except that (1) members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise (Timberline Delaware does not have a classified board), and (2) in the case of a corporation having cumulative voting, directors may not be removed in certain situations without satisfying certain stockholder approval requirements (Timberline Delaware does not have cumulative voting).

Unlike the Idaho Bylaws, the Delaware Bylaws include a provision that allows directors to only be removed for cause and Delaware law does not provide a statutory mechanism for removing directors by judicial proceedings.

**Filling Vacancies on the Board of Directors**

The IBCA provides that, unless the articles of incorporation provide otherwise, a vacancy on the board of directors may be filled by the shareholders or by the directors remaining in office. If a vacant office was held by a director elected by a voting group of shareholders, only the shareholders of that voting group are entitled to vote to fill the vacancy if it is filled by a vote of the shareholders. The Idaho Bylaws require the Board of Directors to fill vacancies from among the Company's shareholders.

The Delaware Certificate provides that the Board of Directors of Timberline Delaware may fill vacancies on Timberline Delaware's Board of Directors (including vacancies resulting from an increase in the number of directors). As required by Delaware law, the Delaware Certificate provides that if a director is elected to fill a vacancy, the director would serve a term that expires upon the next election upon the conclusion for the class for which the director is appointed. The Delaware Bylaws do not require the Board of Directors to fill vacancies from among Timberline Delaware's shareholders.

**Amendments to the Charter and Bylaws**

Except in certain specified circumstances, the IBCA requires that an amendment to the articles must be adopted by the board of directors and approved by the Company's shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast is present. Unless the articles of incorporation require a greater number, shareholder approval requires that the number of votes case in favor exceed the number of votes cast against. Further, the IBCA provides that a corporation's board of directors may amend or repeal the corporation's bylaws unless: (i) the articles of incorporation reserve this power exclusively to the shareholders in whole or part; or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The IBCA also provides that a corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (1) the approval and recommendation of the board of directors, (2) the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and (3) the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class. Further, under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.

The Idaho Bylaws permit the Board of Directors to amend the Idaho Bylaws by the affirmative vote of a majority of the whole Board. The Idaho Bylaws can also be amended by the Company's shareholders by the affirmative vote of not less than 66 2/3% of the voting power of all the outstanding shares of voting stock. The Delaware Bylaws permit the amendment of the Delaware Bylaws by the affirmative vote of a majority of Timberline Delaware's shareholders. The Delaware Bylaws also permit the Board of Directors to amend the Delaware Bylaws. However, any such amendments by be changed or repealed by the affirmative vote of a majority of the shareholders.

**Limitation or Elimination of Directors' Personal Liability**

The IBCA permits the articles of incorporation to provide that no director shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director; provided, however, that the liability of a director shall not be eliminated for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, (iii) the approval of an unlawful distribution by the corporation under the IBCA, or (iv) an intentional violation of criminal law. A party seeking money damages must also establish that harm suffered by the corporation was proximately caused by the director's conduct.

The Idaho Bylaws provide that a director will be indemnified to the fullest extent authorized by the IBCA against all expense, liability and loss reasonably incurred or suffered by that director in connection with his position on the Board.

The Delaware Certificate contains a provision limiting the liability of its directors in accordance with Delaware law. Under Delaware law, if a corporation's certificate of incorporation so provides, the personal liability of a director for breach of fiduciary duty as a director may be eliminated or limited. A corporation's certificate of incorporation, however, may not limit or eliminate a director's personal liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (c) for the payment of unlawful dividends, stock repurchases or redemptions, or (d) for any transaction in which the director received an improper personal benefit.

**Shareholder Voting**

Under Idaho Law, certain extraordinary corporate actions, such as sales of the corporation's assets that would leave it without a significant continuing business activity, dissolutions, mergers, and share exchanges require the approval of shareholders. Under the Idaho bylaws shareholder approval requires the affirmative vote of a majority of the voting power of the voting shares present at the meeting. A majority of shareholders entitled to vote on the matter constitutes a quorum. If any class or series of shares is entitled to vote as a separate group on a plan of merger or share exchange, that voting group's approval is required at a meeting at which a quorum of that voting group is present. If a corporation retains a business activity that represented at least 25% of its total assets at the end of the most recently completed fiscal year, and 25% of either income from continuing operations before taxes or revenues from continuing operations for that fiscal year the corporation will conclusively be deemed to have retained a significant continuing business activity.

Under Delaware law, in the absence of a specification in the corporation's certificate of incorporation or bylaws, once a quorum is obtained, the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter is required for shareholder action; however, under Delaware law directors are elected by a plurality of votes present in person or represented by proxy and entitled to vote on the election of directors. The Delaware Bylaws provide that directors are elected by a plurality of votes present in person or represented by proxy and entitled to vote on the election of directors.

Delaware law generally requires that a merger or sale of assets be approved by a vote of a majority of the shares outstanding and entitled to vote on the transaction. However, Delaware law does not require a vote of the stockholders of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation, which the Delaware Certificate does not) if (a) the merger agreement does not amend the existing certificate of incorporation, (b) each share of the stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding or treasury share after the merger, and (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized and unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

The Idaho Bylaws provide that the affirmative vote of 66 2/3% of the voting stock issued and outstanding at any regular or special meeting of the shareholders to amend the Idaho Bylaws. The Delaware Bylaws generally require the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the shareholders to amend the Delaware Bylaws.

### Dissenters' or Appraisal Rights

Under the IBCA, appraisal rights are available in connection with the following actions in which shareholder approval is required: (a) an amendment to the articles that reduces the number of shares of a class owned by the shareholder to a fraction and the corporation has a right or obligation to repurchase the fractional share; (b) certain plans of merger or exchange; (c) a disposition of assets that would leave the corporation without a significant continuing business activity; or (d) any other amendment to the articles of incorporation, merger, share exchange or disposition of assets as provided by the corporation's articles of incorporation, bylaws or action by the board of directors; provided, however, that Idaho law does not afford appraisal rights in connection with the actions described in clauses (a) through (c) to the holders of any class or series of shares that are (i) listed on the New York stock exchange or the American stock exchange or designated as a national market system security or (ii) not so listed or designated, but have at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation's subsidiaries, senior executives, directors or beneficial shareholders owning more than 10% of such shares.

Delaware law generally affords dissenters' rights of appraisal with respect to stock of a corporation in a merger or consolidation. Delaware law, however, does not afford dissenters' rights of appraisal with respect to (a) a sale of assets, (b) stock of a corporation surviving a merger if no vote of the stockholders is required to approve the merger under the circumstances set forth above in the section of this table entitled "Shareholder Voting" or (c) stock of a corporation in a merger or consolidation if the stock is (i) listed on a national securities exchange or designated as a national market system security or (ii) widely held (by more than 2,000 stockholders); provided, however, that the holders of stock described in clauses (c)(i) or (c)(ii) will be entitled to dissenters' rights if such holders are required to accept for shares anything except stock in the surviving corporation or stock in any other corporation that is listed on a national securities exchange or designated as a national market system security or widely held.

Pursuant to Section 30-1-1302 of the IBCA, the shareholders of the Company will not be entitled to appraisal rights as a result of the reincorporation merger.

### Accounting Treatment of the Reincorporation Merger

The reincorporation merger would be accounted for as a reverse merger whereby, for accounting purposes, the Company would be considered the acquiror and the surviving corporation would be treated as the successor to the historical operations of the Company. Accordingly, the historical financial statements of the Company, which the Company previously reported to the Securities and Exchange Commission on Forms 10-KSB and 10-QSB, among other forms, as of and for all period through the date of this proxy statement, would be treated as the financial statements of the surviving corporation.

### Regulatory Approval

To the Company's knowledge, the only required regulatory or governmental approval or filings necessary in connection with the consummation of the reincorporation merger would be the filing of articles of merger with the Secretary of State of Idaho and the filing of a certificate of merger with the Secretary of State of Delaware.

### Certain Federal Income Tax Consequences

The following discussion is a summary of the material anticipated United States Federal income tax consequences of the merger reincorporation ("Transaction") to holders of common stock. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder of common stock arising from and relating to the exchange of shares in the transaction. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences or the alternative minimum tax provisions of the Code. Each shareholder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences arising from and relating to Transaction.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "**IRS**") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of Transaction. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

**Scope of this Summary**

*Authorities*

This summary is based on the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Transaction.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

*U.S. Holder*

For purposes of this summary, a "U.S. Holder" is a beneficial owner of common stock  that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

*Non-U.S. Holders*

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common stock that is neither a U.S. Holder nor a partnership (or any other entity classified as a partnership for U.S. federal income tax purposes). Additional rules apply to Non-U.S. Holders which are discussed below.

**Consequences Applicable to U.S. Holders**

It is expected that the Transaction will qualify under U.S. federal income tax rules as a tax-deferred transaction in which no gain or loss would be recognized by the stockholders of the Company on the exchange of their Company common stock for stock of Timberline Delaware and no gain or loss would be recognized by the Company or Timberline Delaware in the Transaction.  Additionally, each former holder of the Company's common stock would have the same basis in the common stock of Timberline Delaware received pursuant to the Transaction as such holder had in the Company's common stock held immediately prior to the consummation of the Transaction, and such holder's holding period with respect to such common stock of Timberline Delaware would include the period during which such holder held the corresponding common stock of the Company, provided the latter was held by such person as a capital asset immediately prior to the consummation of the Transaction.

**Consequences Applicable to Non-U.S. Holders**

If, as described above, the Transaction qualifies as a tax-deferred transaction under U.S federal income tax rules, a Non-U.S. Holder would similarly recognize no gain or loss on the exchange of Company common stock for common stock of Timberline Delaware for U.S. federal income tax purposes, with the same rules as those described above applicable to basis and holding period for the Timberline Delaware common stock received in the Transaction.  However, a Non-U.S. Holder may be subject to special rules as discussed below.

Section 897 of the Code generally subjects any gain realized by a Non-U.S. Holder in connection with the sale or exchange of a "United States real property interest," or USRPI, within the meaning of the Code, to United States federal income tax as either ordinary income or capital gain, unless an exception applies.  For purposes of Section 897, stock held in a "United States real property holding corporation," or USRPHC, generally is classified as a USRPI. A corporation generally is classified as a USRPHC if the fair market value of its interests in United States real property equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus any other assets used or held for use in its trade or business.  The Company believes that it may have been a USRPHC during one or more of the last five years and that it may be a USRPHC as of the effective time of the Transaction.

However, a Non-U.S. Holder's interest in a USRPHC will not be treated as a USRPI if (1) the stock of the USRPHC is "regularly traded on an established securities market" for purposes of Section 897(c)(3) of the Code and (2) that Non-U.S. Holder is not a significant Non-U.S. Holder.  A significant Non-U.S. Holder is generally defined as a

Non-U.S. Holder that, at any time during the five year period ending on the date of the sale or exchange, has held more than 5% of the outstanding shares of the USRPHC. For purposes of determining whether a Non-U.S. Holder owns or has owned more than 5% of the outstanding shares of a USRPHC, the constructive ownership rules of Section 318 of the Code (as modified by Section 897(c)(6)(C) of the Code) treat such holder as owning shares that are owned by certain related persons or entities or that are subject to an option held by that Non-U.S. Holder. The Company expects that its common stock will be regularly traded on the AMEX Market in the quarter preceding the quarter in which the Transaction occurs, such that the Company's common stock should be considered to be "regularly traded on an established securities market" for purposes of Section 897(c)(3) of the Code. However, the Company can provide no assurance that it will satisfy the trading volume required for its common stock to be treated as "regularly traded on an established securities market" within the meaning of Section 897(c)(3).

If the common stock of the Company were not treated as regularly traded on an established securities market as discussed above, a Non-U.S. Holder would be treated as selling a USRPI in the Transaction and Timberline Delaware would be required to deduct and withhold a tax equal to 10% of the Timberline Delaware shares to be received by the Non-U.S holder, pursuant Section 1445 of the Code. However, if a Non-U.S. Holder provides a Notice of Nonrecognition Transfer pursuant to the requirements of Treasury Regulation § 1.1445-5(b)(2)(ii) to Timberline Delaware in connection with the Transaction, Timberline Delaware will not be required to withhold any amounts from the shares it transfers to the Non-U.S. Holder.

State, local or foreign income tax consequences to stockholders may vary from the federal tax consequences described above. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE EFFECT OF THE TRANSACTION UNDER APPLICABLE FEDERAL, STATE, LOCAL OR FOREIGN INCOME TAX LAWS.

**The Board unanimously recommends a vote FOR the Reincorporation proposal 6. All proxies executed and returned without an indication of how shares should be voted will be voted FOR the Reincorporation.**

## OTHER MATTERS

As of the date of this Proxy Statement, management does not know of any other matter that will come before the meeting.

## EXHIBITS

APPENDIX A    Form Proxy Card;
APPENDIX B    Amended 2005 Equity Incentive Plan
APPENDIX C    Stock Purchase Agreement for Small Mine Development, LLC
APPENDIX D    Fairness Opinion of Jefferies & Company, Inc.
APPENDIX E    Historical Financial Statements of Small Mine Development, LLC
APPENDIX F    Agreement and Plan of Merger Between Timberline Idaho and Timberline (Delaware)
APPENDIX G    Certificate of Incorporation for Timberline Resources Corporation (Delaware)
APPENDIX H    Bylaws of Timberline Resources Corporation (Delaware)

By Order of the Board of Directors,

**Randal Hardy**
*Secretary*

Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
**[date]**

**Please sign and return the enclosed form of proxy promptly. If you decide to attend the meeting, you may, if you wish, revoke the proxy and vote your shares in person.**

# APPENDIX A

## THE PROXY CARD ACCOMPANIES THIS PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF
TIMBERLINE RESOURCES CORPORATION

**[Date of Annual Meeting]**

**PROXY SOLICITED BY BOARD OF DIRECTORS**

MAIL – Sign, date and mail your proxy card
in the envelope provided as soon as possible

FACSIMILE - Sign, date and fax your proxy card to
Corporate Secretary at (208) 664-4860

| | |
|---|---|
| COMPANY NUMBER | |
| ACCOUNT NUMBER | |
| CUSIP NUMBER | |

**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**
**PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ⊠**

**The Board of Directors Recommends**
**a Vote "FOR ALL NOMINEES" in Item 1.**

**The Board of Directors Recommends**
**a Vote "FOR" Items 2 through 6.**

**Item 1. ELECTION OF DIRECTORS.**

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY
FOR ALL NOMINEES*

NOMINEES
○ Randal Hardy
○ John Swallow
○ Paul Dircksen
○ Eric Klepfer
○ Vance Thornsberry
○ Ron Guill
○ James Moore

Vote FOR an individual nominee by
filling in the appropriate circle above.

INSTRUCTION: By marking "Withhold Authority for All Nominees" your shares will not be voted FOR or AGAINST any Nominee. However, your shares will still be counted for the purposes of establishing quorum at the annual meeting.

INSTRUCTION: **To withhold authority to vote for any individual nominee(s), strike through the name of the individual nominee(s).**

_____

To change the address on your account, please check this box ☐ and indicate your new address in the space below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

_____
_____
_____

**Items 2 through 6.**

|  |  | FOR | AGAINST | ABSTAIN |
|---|---|:---:|:---:|:---:|
| **Item 2.** | Ratification of the Appointment of Independent Registered Public Accounting Firm | ☐ | ☐ | ☐ |
| **Item 3.** | Approval of SMD Purchase | ☐ | ☐ | ☐ |
| **Item 4.** | Approval of the Financing and Share Authorization | ☐ | ☐ | ☐ |
| **Item 5.** | Approval of the Awards Increase | ☐ | ☐ | ☐ |
| **Item 6.** | Approval of the reincorporation of the Company into Delaware | ☐ | ☐ | ☐ |

_____

**If this proxy is properly executed and returned, the shares represented hereby will be voted in accordance with the votes marked hereon.**

**A vote to ABSTAIN will not be voted FOR or AGAINST any Item, but your shares will still be counted for the purposes of establishing a quorum at the annual meeting.**

**If votes are not specified on a returned proxy, a vote FOR ALL NOMINEES in Item 1 and FOR Items 2-6 will be voted at the annual meeting.**

**Cumulative voting rights are not authorized for the election of directors.**

**MARK HERE IF YOU PLAN TO ATTEND THE ANNUAL MEETING:**
☐

**PLEASE SIGN YOUR PROXY ON THE REVERSE SIDE**

**OUR RECORDS STATE THAT YOUR NAME AND SHAREHOLDINGS ARE AS FOLLOWS:**

[PASTE LABEL HERE]

**PLEASE SIGN YOUR PROXY BELOW (JOINT HOLDERS MUST BOTH SIGN):**

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Signature of Stockholder: _____ Date: _____

Print Name: _____

Title: _____

Note:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

# APPENDIX B TO PROXY STATEMENT

## TIMBERLINE RESOURCES CORPORATION

## AMENDED 2005 EQUITY INCENTIVE PLAN

**Adopted by the Board of Directors on August 31, 2006**
**Approved by Shareholders on September 22, 2006**
**Termination Date: August 31, 2011**

### 1. PURPOSES.

**Available Stock Awards.** The purpose of this Plan is to provide a means by which Eligible Recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Incentive Stock Options, (ii) Non-qualified Stock Options, (iii) Stock Bonuses, and (iv) Stock Appreciation Rights.

**General Purpose.** The Company, by means of this Plan, seeks to retain the services of Eligible Recipients, to secure and retain the services of new members of this group, and to provide incentives for Participants to exert maximum efforts for the success of the Company and its Affiliates.

### 2. DEFINITIONS.

**(a)** "**Affiliate**" of the Company means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in §§424(e) and (f), respectively, of the Code.

**(b)** "**Board**" means the board of directors of the Company, as such board may be duly constituted from time to time.

**(c)** "**Bonus Shares**" means the shares of Common Stock issued or issuable pursuant to an award of a Stock Bonus.

**(d)** "**Business of the Company**" as of any designated date means (i) mineral exploration and development, and (ii) any other business conducted or publicly announced by the Company or any of its Affiliates, if any, as of such date.

**(e)** Termination for "**Cause**" means termination of a Participant's employment or other association with the Company principally due to and within thirty (30) days following actual knowledge of the Board of any of the following:

    (i)    indictment, conviction or a plea of *nolo contendre* of the Participant of any crime involving moral turpitude, or any felony;

    (ii)    any willful misconduct, gross negligence, or gross neglect of the Participant's duties to the Company;

    (iii)    any illegal use by the Participant of any controlled substances, or any severe alcoholic intoxication on Company premises;

    (iv)    any discrimination by the Participant against or harassment of the Company's employees, customers, vendors or guests, which behavior is illegal or civilly actionable under federal or state law;

(v) falsification of any report or document (regardless of medium) by the Participant, related to the business of the Company;

(vi) failure to use best efforts to comply with any reasonable legal directive of the Board or of the Company's Chief Executive Officer, which failure continues after warning;

(vii) any repeated material violation of any generally applicable written Company policy; or

(viii) any breach by the Participant of any Employment Agreement or Confidentiality Agreement to which the Participant may be subject, which breach is not cured to the Company's reasonable satisfaction within ten (10) days following written notice thereof by Company to the Participant.

Occasional, unrelated, unrepeated, ordinary mistakes shall not constitute grounds for termination of a Participant for Cause, for purposes of this Plan.

**(f)** *"Change of Control"* means (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a consolidation or merger of the Company with or into any other corporation or other entity, or a merger of another corporation or other entity into the Company, or any other corporate reorganization, in connection with any of which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than fifty percent (50%) of the outstanding voting power of the surviving entity (or its parent) following the consolidation, merger or reorganization, or (iii) any transaction (or series of related transactions involving a person or entity, or a group of affiliated persons or entities) in which in excess of fifty percent (50%) of the Company's outstanding voting power is transferred.

**(g)** "*Code*" means the Internal Revenue Code of 1986, as amended.

**(h)** "*Committee*" shall have the meaning set forth in §3(a), below.

**(i)** "*Common Stock*" means the voting Common Stock of the Company.

**(j)** *"Company"* means Timberline Resources Corporation, an Idaho corporation.

**(k)** "*Consultant*" means any person (i) engaged full-time or part-time by the Company or an Affiliate of the Company to render consulting or advisory services and who is compensated for such services, or (ii) who is a member of the board of directors of an Affiliate of the Company.

**(l)** "*Continuous Service*" of a Participant means that the Participant's service with the Company or an Affiliate of the Company, whether as an Employee, Director or Consultant, is not interrupted. A Participant's Continuous Service shall not be deemed to have been interrupted merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate of the Company as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service (for example, a change in status from an Employee of the Company to a Consultant of an Affiliate of the Company or a Director of the Company will not constitute an interruption of Continuous Service). Authorized vacations and other authorized leaves of absence (such as sick leave, military leave, maternity leave, and jury duty) shall not result in interruption of Continuous Service. The Board shall determine in its sole discretion whether Continuous Service shall be considered interrupted in the case of any unauthorized leave of absence of a Participant.

**(m)** "*Director*" means a member of the Board, as the Board may be duly constituted from time to time.

**(n)** "*Disability*" means the permanent and total disability of a person within the meaning of §22(e)(3) of the Code.

**(o)** *"Eligible Recipients"* means the Employees, Directors and Consultants of the Company.

**(p)** "*Employee*" means any person employed by the Company or an Affiliate of the Company. Mere service as a Director or payment of a director's fee by the Company or an Affiliate of the Company shall not be sufficient to constitute "employment" by the Company or an Affiliate of the Company.

**(q)** "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

**(r)** "*Fair Market Value*" or "*FMV*" of a share of Common Stock means:

(i) in connection with any effective registration under the Securities Act and public sale of Common Stock by the Company, the gross offering price per share to the public; or

(ii) otherwise, if there exists a public market for the Common Stock, the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on any exchange on which the Common Stock is listed, as published in the Western Edition of The Wall Street Journal, for the five (5) trading days immediately preceding the date of determination of FMV; or otherwise, the fair market value thereof as determined in good faith by the Board.

**(s)** "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of §422 of the Code and the regulations promulgated thereunder.

**(t)** "*Non-qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

**(u)** "*Officer*" means a person who is an officer of the Company within the meaning of §16 of the Exchange Act and the rules and regulations promulgated thereunder.

**(v)** "*Option*" means an Incentive Stock Option or a Non-qualified Stock Option granted pursuant to this Plan.

**(w)** "*Option Agreement*" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of this Plan.

**(x)** "*Optionholder*" means a person to whom an Option is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Option.

**(y)** "*Option Shares*" means the shares of Common Stock underlying and subject to acquisition as a result of exercise of an Option.

**(z)** "*Outside Director*" means a Director of the Company who is both (i) an "outside director" for purposes of §162(m) of the Code, and (ii) a "non-employee director" for purposes of Rule 16b-3.

**(aa)** "*Participant*" means a person to whom a Stock Award is granted pursuant to this Plan or, if applicable, any other person who holds an outstanding Stock Award.

**(bb)** "*Plan*" means this Timberline Resources Corporation 2004 Equity Incentive Plan.

**(cc)** "*Public Registration*" means the earlier to occur of (i) the effectiveness of a registration statement filed by the Company with the U.S. Securities and Exchange Commission under the Securities Act with respect to the Common Stock, or (ii) registration of the Company under the Exchange Act.

**(dd)** "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

**(ee)** "***SAR***" means a Stock Appreciation Right, i.e. the contractual right to receive a cash bonus on or before a designated date in an amount equal to the increase (if any) between the FMV as of the date of issuance of the SAR (or other designated base date) and the FMV as of the date of exercise or expiration of the SAR (or other designated end date).

**(ff)** "***Securities Act***" means the Securities Act of 1933, as amended.

**(gg)** "***Stock Award***" means any right granted under this Plan, including an Option, a Stock Bonus and/or a SAR.

**(hh)** "***Stock Award Agreement***" means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant. Each Stock Award Agreement shall be subject to the terms and conditions of this Plan.

**(ii)** "***Stock Bonus***" means an outright grant of Common Stock to a Participant, for which a Participant pays no consideration or less than Fair Market Value.

**(jj)** "***Ten Percent Shareholder***" means a person who owns (or is deemed to own pursuant to §424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company.

## 3.     ADMINISTRATION.

**(a)     General.** The Board may delegate administration of this Plan to a committee of one or more Directors (a ***"Committee"***). If the Board delegates administration of this Plan to a Committee, the Committee shall have, in connection with the administration of this Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. Following a Public Registration, the Committee shall consist exclusively of one or more Outside Directors. The Board may abolish the Committee at any time and revest in the Board the administration of this Plan. If no Committee is appointed by the Board or if the Committee has been abolished without replacement, the entire Board shall constitute the Committee for purposes of this Plan.

**(b)     Administration by Committee.** The Committee shall administer this Plan. The Committee shall have the power, subject to, and within the limitations of, the express provisions of this Plan:

(i)     *Determination of Grants.* To determine from time to time which Eligible Recipients shall be granted Stock Awards; when and how each Stock Award shall be granted; what type or combination of types of Stock Award shall be granted; the provisions of each Stock Award (which need not be identical); and the number of shares with respect to which a Stock Award shall be granted to each Participant.

(ii)     *Interpretation.* To construe and interpret this Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan or in any Stock Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make this Plan fully effective.

(iii)     *Amendments.* To amend this Plan as provided in §15, below.

(iv)     *General.* Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of this Plan.

**4.      SHARES SUBJECT TO THIS PLAN.**

        **(a)      Share Reserve.**  Subject to the provisions of §6(l) below, the Common Stock that may be issued pursuant to Stock Awards (not including SARs) shall not exceed in the aggregate Two million seven-hundred fifty thousand (2,750,000) shares of Common Stock (the **"*Share Reserve"*).**  There is no limit upon the number of SARs that may be awarded to Participants.

        **(b)      Reversion of Shares to the Share Reserve.**  If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the Option Shares not acquired under such Option shall revert to the Share Reserve and again become available for issuance under this Plan.  If any Option Shares or Bonus Shares are forfeited prior to vesting, such Option Shares or Bonus Shares shall revert to the Share Reserve and again become available for issuance under this Plan.

        **(c)      Source of Shares.**  The Common Stock subject to this Plan may be unissued shares or reacquired shares in treasury.

**5.      ELIGIBILITY.**

        **(a)      Eligibility for Specific Stock Awards.**  Incentive Stock Options may be granted only to Employees.  Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

        **(b)      Ten Percent Shareholders.**  Ten Percent Shareholder shall be eligible for the grant of an Incentive Stock Option on an equal basis with any other permitted participant.

        **(c)      Section 162(m) Limitation.**  Following a Public Registration, and subject to the provisions of §6(m) below, no Employee shall be granted Stock Awards covering more than one hundred fifty thousand (150,000) shares of Common Stock during any calendar year if and to the extent that such grant(s) would cause such Employee to receive excessive (and therefore non-deductible) remuneration under §162(m) of the Code and the rules and regulations promulgated thereunder.

**6.      OPTION PROVISIONS.**

        **(a)      General.**  Each Option shall be evidenced and governed by an Option Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate.  Each Option may be exercised, to the extent vested, in whole or in part, at any time and from time to time.  All Options shall be separately designated Incentive Stock Options or Non-qualified Stock Options at the time of grant, and a separate certificate or certificates will be issued for Option Shares purchased on exercise of each type of Option.  The provisions of separate Options need not be identical, but each Option Agreement shall incorporate by reference the provisions of this Plan.

        **(b)      Term.**  *Unless otherwise provided in an individual Option Agreement*, no Option shall be exercisable after the expiration of ten (10) years from the date it is granted.

        **(c)      Exercise Price.**

                (i)      *Incentive Stock Options*.  Subject to the provisions of §5(b) above, the exercise price of each Incentive Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted.  Notwithstanding the foregoing, an Incentive Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of §424(a) of the Code.

(ii)     *Non-Qualified Stock Options.  Unless otherwise provided in an Option Agreement*, the exercise price of each Non-qualified Stock Option shall equal one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted.

**(d)     Incentive Stock Option Limitations.**

(i)     *Shareholder Approval*.  This Plan, and the ISOs issued pursuant to this Plan have not, as of the date of adoption, been approved by the shareholders of the Company as provided in Section 422(a) of the Code.  No ISO may be issued pursuant to this Plan absent such shareholder approval, which must occur, if at all, within 12 months after the date of adoption of this Plan.

(ii)     *$100,000 Limitation*.  To the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

**(e)     Consideration.**  The purchase price of Common Stock acquired pursuant to an Option shall be paid at the time the Option is exercised either (1) in cash, or (2) *if (and only if) explicitly permitted in the applicable Option Agreement*, to the extent allowed by applicable statutes and regulations:

(i)     *Pyramiding.* By delivery to the Company of already owned shares of Common Stock that either have been held for the period required to avoid a charge to the Company's reported earnings (generally six (6) months) or were not acquired, directly or indirectly, from the Company, and that are owned free and clear of any liens, claims, encumbrances, or security interests; *provided, however*, that no Option may be so exercised to the extent it would constitute a violation of the provisions of any law, regulation, or agreement restricting the redemption of the Company's stock.  Shares of Common Stock so delivered in payment of the exercise price of an Option shall be valued at the FMV thereof as of the date of exercise of the Option.

(ii)     *Net Issue ("Cashless") Exercise.* If at any time when an Option is otherwise exercisable the FMV of one share of Common Stock is greater than the exercise price for the Option, the Optionholder may notify the Company of his or her election to exercise the Option in whole or in part by Net Issue Exercise by delivering a such notification together with surrender of the Option Agreement as provided herein, and the Optionholder shall receive from the Company a number of shares of Common Stock equal to:

$$\frac{A \ x \ (FMV - Exercise\ Price)}{FMV}$$

where A equals the number of Option Shares as to which the Option is being exercised by Net Issue Exercise.

(iii)     *Other.*  In any other form of legal consideration that may be acceptable to the Committee.

**(f)     Transferability.**

i.     *Incentive Stock Options.* An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution.

ii.     (ii) *Non-qualified Stock Options.  Unless otherwise provided in the applicable Option Agreement*, a Non-qualified Stock Option shall not be transferable except by will or by the laws of descent and distribution.

**(g)     Vesting.**

(i)     *Schedule.  Unless otherwise provided in the applicable Option Agreement*, each Option shall vest (i.e. become exercisable) as to one-third of the total number of Option Shares subject to the Option one (1) year following the applicable Date of Grant, and the Option shall vest as to two-thirds (the remainder) of the Option Shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii)     *Cessation.*  Vesting of all Options shall cease upon the Optionholder's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

**(h)     Early Termination.**

(i)     *Disability*.  In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder or his or her representative may exercise his or her Option (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the Option as set forth in the Option Agreement.  If and to the extent, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(ii)     *Death*.  In the event (A) an Optionholder's Continuous Service terminates as a result of the Optionholder's death, or (B) the Optionholder dies within three (3) months after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent vested as of the date of termination) by the Optionholder's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such Option as set forth in the Option Agreement.  If and to the extent, after death, an Option is not exercised within the time specified herein, the Option shall terminate.

(iii)     *Other Termination of Continuous Service*.  In the event an Optionholder's Continuous Service terminates (other than due to the Optionholder's death or Disability, and other than due to termination for Cause), the Optionholder may exercise his or her Option (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Optionholder's Continuous Service, or (B) the expiration of the term of the Option as set forth in the Option Agreement.  If and to the extent that, after termination, an Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(iv)     *Extension of Termination Date*.  Notwithstanding the foregoing, if the exercise of an Option following termination of an Optionholder's Continuous Service is prohibited at any time when the Optionholder otherwise desires to exercise the Option, solely because an exemption from the registration requirements of the Securities Act and/or any applicable state securities law is not available, then the Option shall terminate on the earlier to occur of (A) three (3) months after the date on which such an exemption first becomes available, or (B) the expiration of the term of the Option as set forth in the Option Agreement.

(v)     *Termination for Cause.*  In the event that an Optionholder's employment or other association with the Company is terminated by the Company for Cause, all Options held by such Optionholder (whether or not vested) shall thereupon immediately terminate.

**(i)     Early Exercise.**  *If (and only if) explicitly permitted in the applicable Option Agreement*, the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise any or all of the unvested portion of the Option ("***Early Exercise***").  Any Option with respect to which Early Exercise is available, shall be subject to the following:

(i)     *Partial Exercise.*  Partial exercise of a partially vested Option shall be deemed to cover first the vested portion of the Option and then the earliest vesting installment of the unvested portion of the Option.

(ii)     *$100,000 ISO Limitation.*  If the Option is an Incentive Stock Option, then, to the extent that the aggregate Fair Market Value (determined at the time of grant) of stock with respect to which the Option plus all other Incentive Stock Options held by the Optionholder are exercisable for the first time during any calendar year (under all plans of the Company and its Affiliates) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Non-qualified Stock Options.

(iii)     *Repurchase of Unvested Shares.*  In the event that, following Early Exercise, the Optionholder's Continuous Service is interrupted prior to the date on which the Option would have been fully vested, an appropriate portion of the Option Shares acquired by Early Exercise shall be subject to repurchase by the Company, at the option of the Company exercisable at any time within sixty (60) days following the date of such interruption, for cash in an amount equal to the exercise price thereof.

**(j)     Re-Load Options.**  *If (and only if) explicitly permitted in the applicable Option Agreement*, in the event an Optionholder exercises an Option in whole or in part by pyramiding or by cashless exercise prior to expiration or earlier termination of the Option, the Optionholder shall be entitled to a further Option (a "**Re-Load Option**") upon exercise of the Option.  Any such Re-Load Option shall be subject to the following:

(i)     *Number of Shares.*  The number of Option Shares subject to a Re-Load Option shall equal (A) the number of shares surrendered as part or all of the exercise price of such Option, in the event of pyramiding, or (B) the number of Option Shares foregone, in the event of cashless exercise.

(ii)     *Expiration Date.*  The expiration date of the Re-Load Option shall be the same as the expiration date of the Option the exercise of which gave rise to such Re-Load Option.

(iii)     *Exercise Price.*  The exercise price for the Re-Load Option shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Re-Load Option on the date of exercise of the original Option.

(iv)     *Subject to Plan.*  The Re-Load Option shall be subject to this Plan.

(v)     *Same Type of Option.*  If the original Option was a Non-qualified Stock Option, the Re-Load Option also shall be a Non-qualified Stock Option. If the original Option was an Incentive Stock Option, the Re-Load Option also shall be an Incentive Stock Option; *provided, however*, that the designation of any Re-Load Option as an Incentive Stock Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on the exercisability of Incentive Stock Options described in §6(d)(ii) above and in §422(d) of the Code.

(vi)     *No Further Re-Loads.*  There shall be no Re-Load Options on a Re-Load Option.

(vii)     *Limitations.*  Any Re-Load Option shall be subject to the availability of sufficient shares under §4(a) and the "Section 162(m) Limitation" on the grants of Options under §5(c), above

**(k)     No Shareholder Rights.**  No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Option Shares subject to an Option unless and until such Participant has exercised and satisfied all requirements for exercise of the Option pursuant to its terms.

**(l)     Stock Splits.**

(i)     *Forward Stock Splits.*  If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, then, effective upon the date of such increase, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be increased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be increased proportionately.

(ii)     *Reverse Stock Splits.* If at any time the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of date of such combination, (A) the number of Option Shares to be delivered upon exercise of each outstanding Option shall be decreased so that the Optionholder will be entitled to purchase the number of shares of Common Stock that such Optionholder would have owned immediately following such action had his or her Option been exercised immediately prior thereto, and (B) the number of shares of Common Stock subject to the Share Reserve shall be decreased proportionately.

(iii)     *Exercise Price Adjustment.*  Whenever the number of Option Shares purchasable upon exercise of outstanding Options is adjusted pursuant to this §6(l), the exercise price payable upon exercise of each such Option shall be adjusted by multiplying the applicable exercise price in effect immediately prior to such adjustment by a fraction, of which the numerator shall be the number of Option Shares purchasable upon the exercise of the Option immediately prior to such adjustment, and of which the denominator shall be the number of Option Shares purchasable immediately thereafter.

**(m)     Liquidation.**  In the event of a liquidation of the Company, then effective immediately prior to such event (i) all outstanding Options shall terminate, and (ii) all unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

**(n)     Reorganization, Reclassification, Consolidation, Merger or Sale.**

(i)     *Organic Changes.* Any reorganization, recapitalization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, in each case which is effected in such a manner that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) cash, securities and/or other property of the Company and/or of any third party with respect to or in exchange for Common Stock, is referred to herein as an "***Organic Change***".  In connection with any Organic Change, absent an election by the Board permitted under §6(n)(ii) immediately below, (A) the Company shall make appropriate provision to ensure that each Optionholder shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Option Shares immediately theretofore acquirable upon exercise of his or her Option, such cash, securities and/or other property as such Optionholder would have received in connection with such Organic Change if such Optionholder had been entitled to exercise and had exercised his or her Option immediately prior to such Organic Change, and (B) the vesting, early termination and other provisions of this Plan and the applicable Option Agreement shall continue thereafter with respect to the Option and such cash, securities and/or other property to the extent possible.  The Company shall not effect any Organic Change unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument, the obligation to deliver to the Optionholder such cash, securities and/or other Property as, in accordance with the foregoing provisions, the Optionholder may be entitled to acquire.

(ii)     *Accelerated Vesting/Termination.*     In connection with any Organic Change, notwithstanding the provisions of §6(n)(i) above, the Board may elect instead (A) to accelerate the vesting of all outstanding Options, and (B) to require all Optionholders to decide whether to exercise their Options in connection with (and contingent upon the consummation of) the Organic Change.  Any Options not exercised following an election by the Board under this §6(n)(ii) shall terminate effective and contingent upon the consummation of the Organic Change.

**(o)     Notice of ISO Disposition.**  Each Optionholder acquiring Option Shares through exercise of an ISO shall notify the Company in writing within fifteen (15) days after the date of any disposition of any of such Option Shares that occurs (i) within two (2) years after the applicable Date of Grant, or (ii) within one (1) year after such Option Shares were acquired as a result of exercise of the ISO.

**(p)**    **Exercise Procedure.**  An Optionholder may exercise the vested portion of an Option (and the unvested portion of an Option if the applicable Option Agreement so permits) during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the applicable exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

**7.**    **PROVISIONS OF STOCK BONUSES.**

**(a)**    **General.**  Each Stock Bonus shall be evidenced and governed by a Stock Award Agreement, in such form and containing such terms and conditions as the Committee shall deem appropriate.  The terms and conditions of separate Stock Bonus awards need not be identical, but each Stock Bonus award shall incorporate by reference the provisions of this Plan.

**(b)**    **Consideration.**  A Stock Bonus shall be awarded in consideration for past services actually rendered to the Company or an Affiliate of the Company for its benefit.

**(c)**    **Vesting Schedule.**  *Unless otherwise provided in the applicable Stock Award Agreement*, Bonus Shares shall vest (i.e. become non-forfeitable) as follows:  one-third of the total number of Bonus Shares shall vest one (1) year following the Date of Grant, and two-thirds (the remainder) of the Bonus Shares shall vest over the subsequent two (2) year period in eight (8) equal quarterly increments.

**(d)**    **End of Continuous Service.**  Effective upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §9  below, (i) vesting of all Bonus Shares shall cease, and (ii) all unvested Bonus Shares shall be forfeited and revert to the Company.

**8.**    **PROVISIONS OF SARS.**

**(a)**    **General.**  Each SAR shall be evidenced and governed by a SAR Award, in such form and containing such terms and conditions as the Committee shall deem appropriate.  *Unless otherwise provided in the SAR Award*, each SAR may be exercised, to the extent vested, in whole or in part, at any time and from time to time. The provisions of separate SAR Awards need not be identical, but each SAR Award shall incorporate by reference the provisions of this Plan.

**(b)**    **Base Price.**  *Unless otherwise provided in a SAR Award*, the base price of each SAR shall equal one hundred percent (100%) of the Fair Market Value of the Common Stock on the date the SAR is granted.

**(c)**    **Transferability.**  *Unless otherwise provided in the applicable SAR Award*, a SAR shall only be transferable during the lifetime of the Participant.

**(d)**    **Vesting.**

(i)    *Schedule. Unless otherwise provided in the applicable SAR Award*, each SAR shall vest (i.e. become exercisable) as to one-third of the total number of shares subject to the SAR one (1) year following the applicable Date of Grant, and the SAR shall vest as to two-thirds (the remainder) of such shares over the subsequent two (2) year period in eight (8) equal quarterly increments.

(ii)    *Cessation.*  Vesting of all SARs shall cease upon the Participant's termination of Continuous Service, regardless of the reason for termination, except as otherwise provided in §10, below.

**(e)**    **Early Termination.**

(i)    *Disability*.  In the event a Participant's Continuous Service terminates as a result of his or her Disability, the Participant or his or her representative may exercise his or her SAR (to the extent vested as of the date of termination), but only within such period of time ending on the earlier of (A) the date twelve (12) months following such termination, or (B) the expiration of the term of the SAR as set forth in the SAR Award.  If and to the extent, after termination, the Participant or his or her representative does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(ii)     *Death*.  In the event (A) a Participant's Continuous Service terminates as a result of the Participant's death, or (B) the Participant dies within three (3) months after the termination of the Participant's Continuous Service for a reason other than death, then the SAR may be exercised (to the extent vested as of the date of termination) by the Participant's estate or by a person who acquired the right to exercise the SAR by bequest or inheritance, but only within the period ending on the earlier of (1) the date twelve (12) months following the date of termination, or (2) the expiration of the term of such SAR as set forth in the SAR Award.  If and to the extent, after death, a SAR is not exercised within the time specified herein, the SAR shall terminate.

(iii)     *Other Termination of Continuous Service*.  In the event a Participant's Continuous Service terminates (other than due to the Participant's death or Disability, and other than due to termination for Cause), the Participant may exercise his or her SARs (to the extent vested as of the date of termination) but only within such period of time ending on the earlier of (A) the date three (3) months following the termination of the Participant's Continuous Service, or (B) the expiration of the term of the SAR as set forth in the SAR Award.  If and to the extent that, after termination, a Participant does not exercise his or her SAR within the time specified herein, the SAR shall terminate.

(iv)     *Termination for Cause.*  In the event that a Participant's employment or other association with the Company is terminated by the Company for Cause, all SARs held by such Participant (whether or not vested) shall thereupon immediately terminate.

**(f)     Stock Splits.**  If at any time the number of shares of Common Stock outstanding shall be increased by a subdivision or split-up of shares of Common Stock, or by a stock dividend or recapitalization, or the number of shares of Common Stock outstanding shall be decreased by a combination of shares of Common Stock, then, effective upon the date of such increase, the number of shares and base price of each outstanding SAR shall be subject to appropriate adjustment.

**(g)     Liquidation.**  In the event of a liquidation of the Company, then effective immediately prior to such event, all outstanding SARs shall terminate.

**(h)     Reorganization, Reclassification, Consolidation, Merger or Sale.**  In connection with any Organic Change, (i) all outstanding unvested SARs shall vest, and (ii) absent exercise prior to consummation of the Organic Change (which exercise may be made contingent upon closing of the Organic Change), all outstanding SARs shall terminate effective upon the consummation of the Organic Change.

## 9.     PROVISIONS APPLICABLE TO ALL STOCK AWARDS

**(a)     Market Standoff.**  The Company (or a representative of its underwriters) may, in connection with a Public Registration, require that each Participant not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by the Participant for a period of time specified by the Company or its underwriter(s) following the effective date of the Public Registration.  The Company or the underwriter(s) may require the Participants to execute and deliver such other agreements that are consistent with the foregoing or that are necessary to give further effect thereto.  In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the Common Stock until the end of such period.

**(b)     Claw-back.**  This §9(b) shall apply in the event (and only in the event) that, during the term of a Participant's employment or other association with the Company or within nine (9) months thereafter, the Participant becomes employed by or otherwise affiliated with, directly or indirectly as an officer, director, employee, manager, general partner, trustee, consultant, contractor, or more than five percent (5%) owner of, any person or entity that competes with the Business of the Company anywhere in North America (a ***"Competitive Event"***). Effective upon a Competitive Event, unless waived by the Company:

(i) *Termination of Unexercised Rights.* All vested and unvested unexercised Options and SARs shall terminate.

(ii) *Forfeiture of Unvested Shares.* All unvested Option Shares and unvested Bonus Shares shall be forfeited and revert to the Company.

(iii) *Repurchase of Vested Shares.* The Company shall have the right, exercisable at any time within sixty (60) days following actual knowledge of the Competitive Event by the Committee, to repurchase any or all of the Participant's vested Option Shares and vested Bonus Shares for cash in an amount equal to the original purchase price thereof.

**(c)** **No Transfer of Unvested Rights.** No Participant shall be entitled to sell, pledge or otherwise transfer, with or without consideration (**"*Transfer*"),** any SARs, any unvested Option Shares, or any unvested Bonus Shares.

**(d)** **Right of First Refusal.**

(i) *General.* If any Participant shall at any time propose to Transfer any vested Option Shares or vested Bonus Shares ("*Offered Shares*"), other than to a spouse, a lineal descendant, or a trust all of the beneficiaries of which are the Participant's spouse and/or lineal descendants ("*Permitted Transferees*"), the Participant shall, prior to such Transfer, deliver to the Company an offer (the "*Offer*") to Transfer the Offered Shares to the Company or its assigns in accordance with this §8(d)(i). The Offer shall state the name of the proposed transferee and the terms (including the purchase price) of the proposed Transfer. The Offer shall remain open and irrevocable for a period of thirty (30) days from the delivery thereof to the Company (the "*Acceptance Period*"). The Company may accept the Offer and purchase all (but not less than all) of the Offered Shares by delivering to the Participant a notice in writing (the "*Acceptance Notice*") within the Acceptance Period. If the Company delivers an Acceptance Notice, the transfer of the Offered Shares to the Company shall be made on a business day, not less than ten (10) and not more than thirty (30) days after delivery of the Acceptance Notice, on the terms and conditions of the Offer. If the Company does not exercise within the Acceptance Period its right to purchase all of the Offered Shares, the Participant may Transfer all (and not less than all) of the Offered Shares on terms and conditions not less favorable to Participant than the terms and conditions of the Offer to (and only to) the proposed transferee within ninety (90) days after expiration of the Acceptance Period. If such Transfer is not made within such 90-day period, the restrictions provided for in this §8(d)(i) shall again become effective.

(ii) *Termination of Right of First Refusal.* This §9(d) shall terminate and become void upon a Public Registration.

**(e)** **Continuing Agreements.** As a condition to the effectiveness of any Transfer of Option Shares or Bonus Shares, the transferee shall be required to execute an acknowledgement that the provisions of this §9 shall survive the Transfer. Any Transfer in violation of this §9 shall be null and void. Each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially as follows:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF THE ISSUER'S 2004 EQUITY INCENTIVE PLAN, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICES OF THE ISSUER. AMONG OTHER PROVISIONS, SUCH PLAN RESTRICTS TRANSFER OF THE COMMON STOCK EVIDENCED BY THIS CERTIFICATE.

**10.** **CHANGE OF CONTROL.**

**(a)** **Loss of Employment.** In connection with a Change of Control, with respect to each Participant who holds any unvested Stock Awards and who is an Employee of the Company immediately prior to such Change of Control (a "*Continuing Employee*"), in the event that (A) any surviving or acquiring entity assumes unvested Stock Awards outstanding under this Plan or substitutes similar stock awards pursuant to §6(n)(i) above, and (B) either (I) the Continuing Employee is not offered employment by the surviving or acquiring entity (which employment shall not result in any reduction in the Participant's salary or any material adverse change in the Participant's package of benefits in effect at the time of the Change of Control, taken as a whole), (II) such Continuing Employee is terminated by the surviving or acquiring entity without Cause within nine (9) months following the effective date of the Change of Control, or (III) such Continuing Employee voluntarily terminates his or her employment for Good Reason (as defined herein) within nine (9) months following the effective date of the Change of Control, then with respect to such unvested Stock Awards held by such Continuing Employee, the vesting of such Stock Awards shall be accelerated in full effective immediately prior to such termination. As used herein, "*Good Reason*" shall mean (I) a reduction in compensation; (II) a relocation of the principal worksite location to a location more than thirty (30) miles from the principal worksite immediately prior to the Change of Control; or (III) for an Officer, a material reduction in responsibilities, title or authority as in effect immediately prior to the Change of Control.

(b) **Automatic Acceleration.** *The Committee shall have the authority (but not an obligation) to include as part of any Stock Award Agreement* a provision automatically vesting in full the Option or the Bonus Shares subject to the Stock Award, effective upon a Change of Control, regardless of whether the Participant is an Employee or whether the Participant's employment or other association with the Company terminates in connection with the Change of Control.

## 11. TAX BONUSES.

In connection with any Stock Award, *if specifically so provided in the Stock Award Agreement*, the Company shall have the right (but no obligation) to pay or commit itself to pay to the Participant a cash bonus (a "*Tax Bonus*") in such amount as may be sufficient to allow the Participant pay his or her incremental federal and state income taxes arising as a consequence of (i) receipt of the Tax Bonus, and (ii) as applicable, receipt of a Stock Bonus, exercise of a Non-qualified Stock Option, or exercise of a SAR.

## 12. COVENANTS OF THE PARTICIPANTS.

(a) **No Employment or other Service Rights.** Nothing in this Plan or any Stock Award Agreement (i) shall confer upon any Participant any right to continue to serve the Company or an Affiliate of the Company in the capacity in effect at the time the Stock Award was granted or in any other capacity, or (ii) shall affect the right of the Company or an Affiliate of the Company to terminate (I) the employment of an Employee with or without notice and with or without cause, subject to the terms of any employment agreement with such Employee, (II) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate of the Company, or (III) the service of a Director pursuant to the Bylaws of the Company (or its Affiliate) and any applicable provisions of the corporate law of the state in which the Company (or its Affiliate) is incorporated, as the case may be.

(b) **Investment Assurances.**

(i) By virtue of his or her acceptance of a Stock Award and execution of a Stock Award Agreement, each Participant automatically shall be deemed to have represented and warranted to the Company that:

(A) The Stock Award is being acquired for the Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Participant will not sell, hypothecate or otherwise transfer the Stock Award unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B) The Participant understands that (I) the value of the Stock Award is speculative, and (II) there may be no public or other market for the Stock Award.

(ii)       By virtue of his or her exercise of an Option, each Optionholder automatically shall be deemed to have represented and warranted to the Company that:

(A)       The Option Shares purchased as a consequence of exercise of the Option are being acquired for the Optionholder's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others. The Optionholder will not sell, hypothecate or otherwise transfer the Option Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)       The Optionholder is familiar with and understands the current and proposed business activities of the Company. The Optionholder has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company. The Company has made available to the Optionholder all documents and information that the Optionholder has requested relating to an investment in the Option Shares. With respect to tax and other economic considerations involved in the investment, the Optionholder is not relying on any advice or opinions from the Company or any person acting on its behalf.  The Optionholder has carefully considered and has, to the extent the Optionholder believes appropriate, discussed with the Optionholder's legal, tax, accounting and financial advisors the suitability of an investment in the Option Shares for the Optionholder's particular tax and financial situation and has determined that the Option Shares which the Optionholder is purchasing are a suitable investment. The Optionholder (I) has adequate means for providing for the Optionholder's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the funds invested in the Option Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to the Optionholder's net worth, and (V) the Optionholder's investment in the Option Shares will not cause such overall commitment to become excessive.

(C)       The Optionholder understands that (I) an investment in the Option Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of the Optionholder's investment, (II) the return of the Optionholder's investment, not just the return on the Optionholder's investment, is in doubt, (III) there may be no public or other market for the Option Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that the Optionholder will be able to sell or dispose of the Option Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Option Shares can be made except in accordance with the provisions of this Plan.  The Optionholder understands the risk factors related to his or her purchase of the Option Shares.

(iii)       The Company may require a Participant, as a condition of exercising an Option or a SAR, or acquiring Bonus Shares under any Stock Award, to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters, that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of acquiring Common Stock.

(iv)       By virtue of his or her acceptance of Bonus Shares, each such Participant automatically shall be deemed to have represented and warranted to the Company that:

(A)       The Bonus Shares are being acquired for such Participant's own account, for investment purposes only, not for the account of any other person and not with a view to distribution, assignment or resale to others.  Such Participant will not sell, hypothecate or otherwise transfer the Bonus Shares unless (I) the transfer is registered under the Securities Act, and registered or qualified for sale under applicable state securities laws, or (II) unless waived by the Company, the Company has received a written opinion of counsel (which opinion and counsel are satisfactory to the Company) that an exemption from the registration or qualification requirements of the Securities Act and such state laws is available.

(B)     Such Participant is familiar with and understands the current and proposed business activities of the Company.  Such Participant has been given the opportunity to obtain additional information from the Company and to discuss the current and proposed business of the Company with representatives of the Company.  The Company has made available to such Participant all documents and information that such Participant has requested relating to an investment in the Bonus Shares.  With respect to tax and other economic considerations involved in the investment, such Participant is not relying on any advice or opinions from the Company or any person acting on its behalf.  Such Participant has carefully considered and has, to the extent such Participant believes appropriate, discussed with such Participant's legal, tax, accounting and financial advisors the suitability of an investment in the Bonus Shares for such Participant's particular tax and financial situation and has determined that the Bonus Shares are a suitable investment. Such Participant (I) has adequate means for providing for such Participant's current financial needs and personal contingencies; (II) has no need for liquidity in the investment; (III) can afford a complete loss of the value of the Bonus Shares; (IV) does not have an overall commitment to investments which are not readily marketable that is disproportionate to such Participant's net worth, and (V) such Participant's investment in the Bonus Shares will not cause such overall commitment to become excessive.

(C)     Such Participant understands that (I) an investment in the Bonus Shares is speculative in nature and involves a substantial degree of risk, including risk of losing of all or a portion of such Participant's investment, (II) the return of such Participant's investment, not just the return on such Participant's investment, is in doubt, (III) there may be no public or other market for the Bonus Shares, and no assurance can be given that any such market will ever develop, (IV) there can be no assurance that such Participant will be able to sell or dispose of the Bonus Shares, and (V) no assignment, sale, transfer, exchange or other disposition of the Bonus Shares can be made except in accordance with the provisions of this Plan.  Such Participant understands the risk factors related to an investment in the Bonus Shares.

(v)     The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if the issuance of Option Shares upon the exercise of an Option or acquisition of Bonus Shares under a Stock Award has been registered under a currently effective registration statement under the Securities Act.  Absent such registration, each certificate evidencing Option Shares and Bonus Shares shall reflect a legend substantially to the following effect:

> THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR ANY STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED OR DISPOSED OF UNLESS THEY ARE REGISTERED UNDER THE 1933 ACT AND REGISTERED OR QUALIFIED FOR SALE UNDER APPLICABLE STATE SECURITIES LAWS OR, UNLESS WAIVED BY THE COMPANY, THE COMPANY HAS RECEIVED AN ACCEPTABLE OPINION OF COUNSEL THAT AN EXEMPTION FROM THE REGISTRATION OR QUALIFICATION REQUIREMENTS OF THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

(c)     **Withholding Obligations.** The Participant shall satisfy any federal, state or local tax withholding obligation relating to the exercise of an Option, the acquisition of Bonus Shares, the lapse of any substantial risk of forfeiture, and/or the disposition of Common Stock acquired in connection with a Stock Award, in one or more of the following ways to be selected by the Company: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of stock under the Stock Award; or (iii) delivering to the Company owned and unencumbered shares of Common Stock. No Option or SAR may be exercised, nor may any Bonus Shares be issued, unless the tax withholding obligations of the Company are satisfied.

**13. COVENANTS OF THE COMPANY.**

(a) **Availability of Shares.** During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b) **Securities Law Compliance.** The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of Options; *provided, however*, that this undertaking shall not require the Company to register under the Securities Act, or qualify under any state securities laws, this Plan, any Stock Award or any stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company shall be relieved from any liability for failure to issue Stock Bonuses and sell stock upon exercise of Options, unless and until such authority is obtained.

**14. USE OF PROCEEDS FROM STOCK.**

Any proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

**15. AMENDMENT OF THIS PLAN.**

(a) **Amendment of Plan.** The Board at any time, and from time to time, may amend this Plan. However, except as provided in §6(m), no amendment shall be effective unless approved by the shareholders of the Company to the extent shareholder approval is necessary to satisfy the requirements of §422 of the Code, Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) **Shareholder Approval.** The Board may, in its sole discretion, submit any other amendment to this Plan for shareholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of §162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Officers.

(c) **Contemplated Amendments.** It is expressly contemplated that the Committee may amend this Plan in any respect the Committee deems necessary or advisable to provide Eligible Recipients with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to ISOs and/or to bring this Plan and/or ISOs granted hereunder into compliance therewith.

(d) **No Impairment of Rights.** Rights under any Stock Award granted before any amendment of this Plan shall not be impaired by such amendment unless (i) the Company requests the consent of the Participant, and (ii) the Participant consents in writing.

**16. TERMINATION OR SUSPENSION OF PLAN.**

(a) **Plan Term.** The Committee may suspend or terminate this Plan at any time. Unless sooner terminated, this Plan shall terminate on the fifth (5th) anniversary of its adoption date first set forth above. No Stock Awards may be granted under this Plan while this Plan is suspended or after it is terminated.

(b) **No Impairment of Rights.** Suspension or termination of this Plan shall not impair any rights or affect any obligations under any Stock Award outstanding as of the date of the suspension or termination.

**17.     MISCELLANEOUS.**

     **(a)     Acceleration of Exercisability and Vesting.**  The Committee shall have the power to accelerate the time at which an Option may first be exercised or the time at which Option Shares or Bonus Shares or any part thereof will vest, notwithstanding any provisions in this Plan or in the applicable Stock Award to the contrary.

     **(b)     Interpretation; Governing Law.**  All questions concerning the construction, validity and interpretation of this Plan (i) shall be decided conclusively by the Committee, without appeal, and (ii) shall be governed by the law of the State of Idaho, without regard to such state's conflict of laws rules.

     **(c)     Notices.**  Any notices related to a Stock Award Agreement or this Plan shall be given in writing and shall be deemed effectively given upon actual receipt or, in the case of notices delivered by the Company to a Participant, five (5) days after deposit in the United States mail, postage prepaid, addressed to the Participant at his or her last address in the Company's records.

*          *          *          *

**APPENDIX C TO PROXY STATEMENT**

# STOCK PURCHASE AGREEMENT

**between**

**Ronald Guill,**

**The Seller Named in the First Paragraph**

**and**

**Timberline Resources Corporation**

**made as of**

**February 23, 2008**

*Buyer and Seller have not reached an agreement for the purchase and sale of the Membership Interests. The proposed transaction is subject to Buyer and Seller entering into a mutually acceptable agreement and upon satisfaction of the conditions contained therein. Unless the agreement is reduced to writing and executed by such parties, regardless of the reason that the agreement is not executed, neither Buyer nor Seller will be under any obligation to the other, except as provided in the Confidentiality Agreement dated January 13, 2008.*

# Table of Contents

I. DEFINITIONS                                                                                      5

II. PURCHASE OF MEMBERSHIP INTERESTS AND CLOSING                                                     9

    2.1        Purchase and Sale                                                           9
    2.2        Purchase Price                                                              9
    2.3        The Closing                                                                 9
    2.4        Buyer Common Stock                                                         11
    2.5        Tax Withholding.                                                           11

III. REPRESENTATIONS AND WARRANTIES OF SELLER                                                       11

    3.1        Title to Interests                                                         11
    3.2        Power and Authority                                                        11
    3.3        Valid and Binding Agreement                                                12
    3.4        Investment                                                                 12
    3.5        No Breach; Consents                                                        12
    3.6        Brokerage                                                                  12

IV. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY                                            12

    4.1        Incorporation; Power and Authority                                         12
    4.2        No Breach; Consents                                                        12
    4.3        Capitalization                                                             13
    4.4        Financial Statements                                                       13
    4.5        Absence of Undisclosed Liabilities                                         13
    4.6        Books and Records                                                          13
    4.7        Absence of Certain Developments                                            13
    4.8        Property                                                                   15
    4.9        Accounts Receivable                                                        15
    4.10      Tax Matters                                                                15
    4.11      Material Contracts                                                         17
    4.12      Litigation                                                                 18
    4.13      Insurance                                                                  18
    4.14      Compliance with Laws; Governmental Authorizations                          18
    4.15      Employees                                                                  19
    4.16      Employee Benefits                                                          19
    4.17      Environmental Matters                                                      21
    4.18      Brokerage                                                                  22
    4.19      Availability of Documents                                                  22
    4.20      Disclosure                                                                 22

V. REPRESENTATIONS AND WARRANTIES OF BUYER                                                          22

    5.1        Incorporation; Power and Authority                                         22
    5.2        Valid and Binding Agreement                                                22
    5.3        No Breach; Consents                                                        22
    5.4        Brokerage                                                                  22
    5.5        Investment Intent                                                          22
    5.6        Buyer Common Stock                                                         22
    5.7        SEC Filings; Financial Statements                                          23

VI. AGREEMENTS OF SELLER                                                                            23

| 6.1 | Conduct of the Business | 23 |
| 6.2 | Notice of Developments | 24 |
| 6.3 | Pre-Closing Access | 24 |
| 6.4 | Waivers; Payment of Indebtedness | 24 |
| 6.5 | Conditions | 24 |
| 6.6 | Consents and Authorizations; Regulatory Filings | 24 |
| 6.7 | No Sale | 24 |
| 6.8 | Litigation Support | 24 |

**VII. AGREEMENTS OF BUYER** — 25

| 7.1 | Conditions | 25 |
| 7.2 | Regulatory Filings | 25 |
| 7.3 | Buyer Shareholders' Meeting | 25 |
| 7.4 | Employee Matters | 25 |
| 7.5 | Financing | 25 |
| 7.6 | Issuance of Common Stock | 25 |
| 7.7 | Registration Rights | 25 |
| 7.8 | Responsibility for Filing Tax Returns | 25 |
| 7.9 | Straddle Period. | 26 |
| 7.10 | Cooperation on Tax Matters | 26 |
| 7.11 | Mitigation | 26 |
| 7.12 | Transfer Taxes. | 26 |

**VIII. CONDITIONS TO CLOSING** — 26

| 8.1 | Conditions to Buyer's Obligations | 26 |
| 8.2 | Conditions to Seller's Obligations | 27 |

**IX. TERMINATION** — 28

| 9.1 | Termination | 28 |
| 9.2 | Effect of Termination | 29 |

**X. INDEMNIFICATION** — 29

| 10.1 | Indemnification by Seller | 29 |
| 10.2 | Indemnification by Buyer | 30 |
| 10.3 | Third-Party Actions | 31 |
| 10.4 | Sole and Exclusive Remedy | 31 |
| 10.5 | Tax Adjustment | 31 |
| 10.6 | Indemnification in Case of Strict Liability or Indemnitee Negligence | 32 |

**XI. GENERAL** 32

| 11.1 | Press Releases and Announcements | 32 |
| 11.2 | Expenses | 32 |
| 11.3 | Amendment and Waiver | 32 |
| 11.4 | Notices | 32 |
| 11.5 | Assignment | 33 |
| 11.6 | No Third-Party Beneficiaries | 33 |
| 11.7 | Severability | 33 |
| 11.8 | Complete Agreement | 33 |
| 11.9 | Schedules | 33 |
| 11.10 | Signatures; Counterparts | 33 |

| 11.11 | Survival. | 33 |
| 11.12 | Governing Law | 33 |
| 11.13 | Specific Performance | 33 |
| 11.14 | Jurisdiction | 34 |
| 11.15 | Waiver of Jury Trial | 34 |
| 11.16 | Construction | 34 |
| 11.17 | Time of Essence | 34 |

**Signatures**...................................................................................................................................35

Exhibit A – Employment Agreement
Exhibit B – Form of Release
Exhibit C – Form of Release (of Seller)
Exhibit D – Calculation of Number of Shares

# STOCK PURCHASE AGREEMENT

This **STOCK PURCHASE AGREEMENT** (this "*Agreement*") between Timberline Resources Corporation, an Idaho corporation ("*Buyer*"), and Ronald Guill ("*Seller*") is made as of February 23, 2008.

## Recitals

**WHEREAS**, Seller owns all of the outstanding membership interests (the "Membership Interests") of Small Mine Development, LLC, a limited liability company (the "*Company*").

**WHEREAS**, Seller desires to sell, and Buyer desires to buy, all of the outstanding membership interests of the Company on the terms and subject to the conditions set forth in this Agreement.

**WHEREAS**, Seller will cause an amount of working capital equal to the amount of debt of the Company to remain with Company at Closing. Seller will cause any working capital in excess of such amount to be distributed or paid over to Seller prior to or concurrent with Closing.

**WHEREAS**, Seller will enter into an employment agreement with the Company at Closing (the *"Employment Agreement,"* a copy of which is attached as Exhibit A).

**WHEREAS**, Buyer and Seller have agreed to enter into certain agreements to be performed after the sale and purchase of the Membership Interests.

**NOW, THEREFORE**, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

## I.  Definitions

"*Active Employee*" means any employee employed on the Closing Date by the Company, including employees on temporary leave of absence, family medical leave, military leave, temporary disability or sick leave, but excluding employees on long-term disability leave.

"*Agreement*" has the meaning set forth in the first paragraph of this Agreement.

"*Affiliate*" has the meaning set forth in Rule 12b-2 under the Exchange Act.

"*Ancillary Agreements*" means _____, _____ and _____ in the form of Exhibits _____ through _____, respectively.

"*Annual Financial Statements*" has the meaning set forth in Section 0.

"*Basket Amount*" has the meaning set forth in Section 0.

"*Buyer*" has the meaning set forth in the first paragraph of this Agreement.

"*Buyer Claim*" has the meaning set forth in Section 0.

"*Buyer Common Stock*" means the common stock of Timberline Resources Corporation.

"*Buyer Indemnified Party*" has the meaning set forth in Section 0.

"*Buyer Losses*" has the meaning set forth in Section 0.

"*Buyer Material Adverse Effect*" means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations, of the Buyer.

"*Buyer SEC Reports*" has the meaning set forth in Section 0.

"*Buyer Shareholders' Meeting*" has the meaning set forth in Section 0.

"*Capital Lease*" means a lease on which the Company is a lessee that is a capital lease as determined in accordance with GAAP.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the recitals of this Agreement.

"*Consent*" means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.

"*Continuing Employee*" has the meaning set forth in Section 0.

"*Contract*" means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.

"*Department*" has the meaning set forth in Section 0.

"*Disclosure Schedule*" means the schedule delivered by Seller to Buyer on or prior to the date of this Agreement.

"*Employment Loss*" has the meaning set forth in Section 0.

"*Environmental Laws*" shall mean all federal, state, local and foreign laws, statutes, rules, regulations, ordinances, decrees and other provisions having the force or effect of law (including common law) concerning pollution or the protection of human health, safety or the environment, including laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials as such requirements are enacted and in effect on or prior to the Closing Date.

"*Encumbrance*" means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"*ERISA*" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

"*GAAP*" means United States generally accepted accounting principles, as in effect from time to time.

"*Governmental Authorization*" means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to Law.

"*Governmental Entity*" means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

"*Governmental Order*" means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

"*Hazardous Materials*" means any wastes, substances, radiation, or materials (whether solids, liquids or gases): (a) which are hazardous, toxic, infectious, explosive, radioactive, carcinogenic or mutagenic; (b) which are or become defined as "pollutants," "contaminants," "hazardous materials," "hazardous wastes," "hazardous substances," "toxic substances," "radioactive materials," "solid wastes," or other similar designations in, or otherwise subject to regulation under, any Environmental Laws; (c) the presence of which on the Real Property or Leased Real Property cause or threaten to cause a nuisance pursuant to applicable statutory or common law upon the Real Property or Leased Real Property or to adjacent properties; (d) which contain without limitation polychlorinated biphenyls (PCBs), mold, methyl-tertiary butyl ether, asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, or petroleum or petroleum products (including, without limitation, crude oil or any fraction thereof); or (e) which pose a hazard to human health, safety, natural resources, employees, or the environment.

"*Insider*" means (i) a manager or employee of the Company, (ii) any child or spouse of a manager of the Company.

"*Intellectual Property Rights*" means (i) rights in patents, patent applications and patentable subject matter, whether or not the subject of an application, (ii) rights in trademarks, service marks, trade names, trade dress and other designators of origin, registered or unregistered, (iii) rights in copyrightable subject matter or protectable designs, registered or unregistered, (iv) trade secrets, (v) rights in internet domain names, uniform resource locators and e-mail addresses, (vi) rights in semiconductor topographies (mask works), registered or unregistered, (vii) know-how and (viii) all other intellectual and industrial property rights of every kind and nature and however designated, whether arising by operation of Law, Contract, license or otherwise.

"*IRS*" means the United States Internal Revenue Service.

"*Knowledge of the Company*" and "*Knowledge of the Seller*" means the actual knowledge of the Seller.

"*Last Fiscal Year End*" has the meaning set forth in Section 0.

"*Latest Balance Sheet*" has the meaning set forth in Section 0.

"*Latest Balance Sheet Date*" has the meaning set forth in Section 0.

"*Law*" means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity.

"*Leased Real Property*" has the meaning set forth in Section 0.

"*Liability*" means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.

"*Litigation*" means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.

"*Loss*" means any Litigation, Governmental Order, complaint, claim, damage, deficiency, penalty, fine, cost, amount paid in settlement, liability, obligation, Tax, Encumbrance, loss, expense or fee, including court costs and attorneys' fees and expenses.

"*Material Adverse Effect*" means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations, of the Company.

"*Material Contracts*" has the meaning set forth in Section 0.

"*Ordinary Course of Business*" means the ordinary course of business of the Company consistent with past custom and practice (including with respect to quantity and frequency).

"*Organizational Documents*" means (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the limited liability company agreement and articles or certificate of formation of a limited liability company, (iii) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and (iv) any amendment to any of the foregoing.

"*Person*" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.

"*Plan*" means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (i) medical, surgical, health care, hospitalization, dental, vision, workers' compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not tax qualified and whether or not defined in Section 3(2) of ERISA) or (iii) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (w) that is maintained or contributed to by the Company, (x) that the Company has committed to implement, establish, adopt or contribute to in the future, (y) for which the Company is or may be financially liable as a result of the direct sponsor's affiliation with the Company or the Company's shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by the Company for the benefit of its employees or former employees) or (z) for or with respect to which the Company is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which the Company has no present or potential liability.

"*Real Property*" has the meaning set forth in Section 0.

"*Remedies Exception,*" when used with respect to any Person, means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally and by general equitable principles.

"*Required Consents*" has the meaning set forth in Section 0.

"*Returns*" means, collectively, all returns, declarations, reports, estimates, information returns and statements required to be filed with any Governmental Entity under applicable federal, state, local or any foreign Tax Law, and all returns, forms or other documents required to be retained by the Company in compliance with applicable Tax reporting and withholding Laws.

"*SEC*" means the United States Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

"*Seller*" has the meaning set forth in the first paragraph of this Agreement.

"*Seller Losses*" has the meaning set forth in Section 0.

"*Seller's Basket Amount*" has the meaning set forth in Section 0.

"*Software*" means computer programs or data in computerized form, whether in object code, source code or other form.

"*Subsidiary*" or "*Subsidiaries*" means any Person in which any ownership interest is owned, directly or indirectly, by another Person. When used without reference to a particular entity, Subsidiary means a Subsidiary of the Company.

"*Tax*" or "*Taxes*" means all taxes, charges, fees, levies or other assessments, however denominated and imposed by a taxing authority whether within or without the United States, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever including any liability for taxes of a predecessor entity, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, or with respect to any information reporting requirements imposed by any taxing authority whether arising before, on or after the Closing Date.

"*Tax Law*" means any constitution, law, ordinance, principle of common law, regulation, statute or treaty of any Governmental Entity

"*Third-Party Action*" has the meaning set forth in Section 0.

"*Treasury Regulations*" means the rules and regulations under the Code.

"*WARN Act*" means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

"*Work Permits*" has the meaning set forth in Section 0.

The following terms not defined above are defined in the sections of Article II indicated below:

| Definition | Defined |
| --- | --- |
| Closing | 0 |
| Closing Date | 0 |
| Deferred Cash Payment | 0 |
| Purchase Price | 0 |
| Membership Interests | 0 |

## II. Purchase of Membership Interests and Closing

2.1     Purchase and Sale.  At the Closing and on the terms and subject to the conditions set forth in this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to buy from Seller, all membership interest (the "Membership Interests") in the Company owned by Seller.  Seller waives any co-sale rights, rights of first refusal or similar rights that the Seller may have relating to Buyer's purchase of the Membership Interests, whether conferred by the Company's Organizational Documents, by Contract or otherwise.

2.2     Purchase Price.  The aggregate consideration for the Membership Interests (the "*Purchase Price*") is $80.0 million, to be paid as follows**:***(a)      $45.0 million in cash at Closing;*

*(b)      4,672,897 shares of Buyer Common Stock (number of shares equal to $15.0 million divided by the average closing price of Buyer Common Stock for the 30 day period prior to the date of this agreement)(See Exhibit D);*

*(c)      deferred cash payments totaling $20.0 million, payable over four years on the anniversary of Closing (the "*Deferred Cash Payment*");*

(i)      the first Deferred Cash Payment will be $5.0 million to be paid to Seller on the first anniversary of the Closing,

(ii)      the second and third payments will be $5.0 million, to be paid to Seller on the second and third anniversaries, respectively, of the Closing, and

(iii)      the final Deferred Cash Payment will be $5.0 million (the "*Final Deferred Cash Payment*"), which shall be subject to adjustment of the Purchase Price as set forth in Section 2.2(e), to be paid to Seller on the fourth anniversary of the Closing.

*(d)      Buyer acknowledges that Seller will cause an amount of working capital equal to the debt of the Company to remain with the Company at Closing.  Seller will cause the Company to distribute or pay over to Seller any and all working capital of the Company in excess of such amount.  Buyer also acknowledges that the Deferred Cash Payment will be secured with the Membership Interests.*

*(e)      The Final Deferred Cash Payment shall be reduced by the aggregate amount of expenses paid out on the fourth anniversary of the Closing set forth on Schedule A.*

2.3     The Closing.  The closing of the transactions contemplated by this Agreement (the "*Closing*") will take place at the offices of the Company at 967 E. Park Center Blvd., Boise, Idaho 83706 at 9:00 a.m. on May 1, 2008 or as soon thereafter as reasonably possible following satisfaction of the conditions set forth in Article VIII (the "*Closing Date*") or at such other place and on such other date as may be mutually agreed by Buyer and Seller, in which case Closing Date means the date so agreed. The failure of the Closing will not *ipso facto* result in termination of this Agreement and will not relieve any party of any obligation under this Agreement. The Closing will be effective as of the close of business on the Closing Date.

*(a Subject to the conditions set forth in this Agreement, on the Closing Date:*

    (1)    Seller will deliver to Buyer:

        (A)    an assignment of all of the Membership Interests, free and clear of all Encumbrances;

        (B)    a certificate of Seller dated the Closing Date stating that the conditions set forth in Section 8.1(a),(b),(c) and (h) have been satisfied;

        (C)    an updated Disclosure Schedule, prepared as though this Agreement has been dated as of the Closing Date, a good faith draft of which will have been submitted to Buyer no later than five business days prior to the Closing Date;

        (D)    the Company's operating agreement and tax returns and any other materials related to the administration of the Company or the issuance of Membership Interests, if any;

        (E)    each Ancillary Agreement to which the Seller is a party, duly executed by each Seller;

        (F)    each Ancillary Agreement to which the Company is a party, duly executed by the Company;

        (G)    the Employment Agreement between Seller and Buyer, duly executed by Seller;

        (H)    all Required Consents, duly executed by all appropriate parties;

        (I)    any other instruments of transfer reasonably requested by Buyer, duly executed by the Seller;

        (J)    evidence that the amount of working capital of the Company as of the Closing Date is not less than the amount of debt of the Company as of the Closing Date;

        (K)    executed copies of all agreements, instruments, certificates and other documents necessary or appropriate, in the opinion of Buyer's counsel, to release any and all Encumbrances against the assets of the Company; except for equipment leases;

        (L)    a Release of the Company in the form of *Exhibit B* as of the Closing Date;

        (M)    a Release of the Seller in the form of *Exhibit C* as of the Closing Date; and

        (N)    a tax clearance certificate or other evidence reasonably satisfactory to Buyer from the taxing authority of the State of Idaho, evidencing payment in full by the Company of all sales and use taxes imposed by the State of Idaho with respect to the business of the Company for all periods prior to the Closing Date.

All actions to be taken by Seller in connection with consummation of the transactions contemplated by this Agreement and all certificates, opinions, instruments and other documents required to effect the transactions contemplated by this Agreement will be in form and substance reasonably satisfactory to Buyer and Buyer's counsel.

(ii)     Buyer will deliver to Seller:

(A)     the cash portion of the portion of the Purchase Price payable at Closing by wire transfer of immediately available funds to the account designated by Seller to Buyer at the Closing;

(B)     certificates representing the registered Buyer Common Stock delivered to Seller or his assignee;

(C)     a certificate of an appropriate officer of Buyer dated the Closing Date stating that the conditions set forth in Section 8.2(b),(d) and (f) have been satisfied;

(D)     the text of the resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement including the issuance of Buyer Common Stock, certified by an appropriate officer of Buyer;

(E)     the Employment Agreement between Seller and Buyer, duly executed by Buyer;

(F)     each Ancillary Agreement to which Buyer is a party, duly executed by Buyer; and

(G)     all Required Consents, duly executed by all appropriate parties.

*(b)     All items delivered by the parties at the Closing will be deemed to have been delivered simultaneously, and no items will be deemed delivered or waived until all have been delivered.*

2.4     Buyer Common Stock.  Each certificate representing Buyer Common Stock will be imprinted with a legend substantially in the following form:

*The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred without registration or an exemption therefor.*

Each holder desiring to transfer Buyer Common Stock first must furnish Buyer with (i) a written opinion reasonably satisfactory to Buyer in form and substance from counsel reasonably satisfactory to Buyer by reason of experience to the effect that the holder may transfer such Buyer Common Stock as desired without registration under the Securities Act and (ii) a written undertaking executed by the desired transferee reasonably satisfactory to Buyer in form and substance agreeing to be bound by the restrictions on transfer contained herein.

2.5     Tax Withholding.

Buyer shall be entitled to deduct and withhold from the Purchase Price or any other amounts otherwise payable pursuant to this Agreement such amounts, if any, as it is required to deduct and withhold under the Code, any provision of state or local Tax Law, or other applicable Laws.  To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller.

### III. Representations and Warranties of Seller

Seller represents and warrants to Buyer that, except as described in the Disclosure Schedule, as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement), as to Seller:

3.1     Title to Interests.  Seller owns, of record and beneficially, all of the Membership Interests, free and clear of any Encumbrance.  At Closing, Buyer will obtain good and valid title to such Membership Interests, of record and beneficially, free and clear of any Encumbrance.

3.2     Power and Authority.  Seller has all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it will become a party.

3.3     Valid and Binding Agreement.  This Agreement has been duly executed and delivered by the Seller and constitutes the valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to the Remedies Exception.  Each Ancillary Agreement to which the Seller will become a party, when executed and delivered by or on behalf of the Seller, will constitute the valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to the Remedies Exception.

3.4     Investment.  Seller (a) understands that the shares of Buyer Common Stock have not been, and will not be, registered under the Securities Act or under any state securities laws, are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering and will contain a legend restricting transfer; (b)  is acquiring the shares of Buyer Common Stock solely for his own account for investment purposes, and not with a view to the distribution thereof; (c) is a sophisticated investor with knowledge and experience in business and financial matters; (d) has received certain information concerning Buyer and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the shares of Buyer Common Stock; (e) is able to bear the economic risk and lack of liquidity inherent in holding the shares of Buyer Common Stock; and (f) is an "*Accredited Investor*" as that term is defined under Rule 501 of the Securities Act.

3.5     No Breach; Consents.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company will become a party by the Seller will not (a) violate or conflict with any Law, Governmental Order or Governmental Authorization; (b) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against the Seller or any Governmental Authorization that is held by the Company, except for such conflict, breach, default, contraventions or failure to receive a consent that would not have a Material Adverse Effect; (c) result in the creation of any Encumbrance upon the Membership Interests held by the Seller; or (d) require any Governmental Authorization; (e) give any Governmental Entity or other Person the right to challenge any of the contemplated transactions or to exercise any remedy or obtain any relief under any Law, Governmental Order or Governmental Authorization; or (f) result in any shareholder of the Company having the right to exercise dissenters' appraisal rights.

3.6     Brokerage.  No Person will be entitled to receive any brokerage commission, finder's fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Seller for which Buyer or the Company is or could become liable or obligated.

## IV.  Representations and Warranties Regarding the Company

Seller represents and warrants to Buyer that, except as described in the Disclosure Schedule, as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement):

4.1     Incorporation; Power and Authority.

*(a)     The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all necessary power and authority necessary to own, lease and operate its assets and to carry on its business as conducted and proposed to be conducted.  The Company is duly qualified to do business as a foreign entity in each jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified other than where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.  Schedule 0 lists, for the Company, the jurisdiction of its organization and each jurisdiction in which it is so qualified.*

*(b)     The Company is in full compliance with all provisions of its Organizational Documents.*

*(c)     The Company has no subsidiaries.*

4.2     No Breach; Consents.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company will become a party will not (a) contravene any provision of the

Organizational Documents of the Company; (b) to the Knowledge of the Company, violate or conflict with any material Law, Governmental Order or Governmental Authorization, (c) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent under any Contract that is either binding upon or enforceable against the Company or any Governmental Authorization that is held by the Company; (d) result in the creation of any Encumbrance upon the Company or any of the assets of the Company; or (e) require any Governmental Authorization, except for such failure to receive a consent that would not have a Material Adverse Effect.

4.3     Capitalization.  All of the Membership Interests of the Company are held by the Seller.  There are no limitations on the ability of the Seller to vote or dispose of such Interests.  All Interests are duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights or any other third party rights and have been issued by the Company in compliance with applicable securities and limited liability company Laws, Contracts applicable to the Company and the Company's Organizational Documents and in compliance with any preemptive rights, rights of first refusal or similar rights.  The rights and privileges of the Membership Interests are set forth in the Company's Organizational Documents or otherwise provided by Law.  There is no option, warrant, call, subscription, convertible security, right (including preemptive right) or Contracts of any character to which the Company is a party or by which it is bound obligating the Company to issue, exchange, transfer, sell, repurchase, redeem or otherwise acquire any LLC interests of the Company or obligating the Company to grant, extend, accelerate the vesting of or enter into any such option, warrant, call, subscription, convertible security, right or Contract.  There are no outstanding or authorized interest appreciation, phantom interests or similar rights with respect to the Company.  Except as contemplated by this Agreement, there are no registration rights agreements, no voting trust, proxy or other Contract and no restrictions on transfer with respect to any LLC interests of the Company.

4.4     Financial Statements.  The consolidated balance sheet, as of December 31, 2007 (the "*Last Fiscal Year End*", "*Latest Balance Sheet Date*" or "*Latest Balance Sheet*") and for the each of the prior fiscal year ends, of the Company and the reviewed consolidated statements of income, cash flows, including the notes, of the Company for each of the three years ended on the Last Fiscal Year End (collectively, the "*Annual Financial Statements*") are based upon the books and records of the Company, have been prepared in accordance with accounting principles consistently applied during the periods indicated, at the respective dates and for the respective periods indicated.

4.5     Absence of Undisclosed Liabilities.  Except as reflected or expressly reserved against in the Latest Balance Sheet, the Company does not have any Liability, and there is no basis for any present or future Litigation, charge, complaint, claim or demand against it giving rise to any Liability, except (a) a Liability that has arisen after the date of the Latest Balance Sheet in the Ordinary Course of Business and that is not a Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of Governmental Order, Governmental Authorization or Law, (b) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule, or (c) a Liability, Litigation, charge, complaint, claim or demand that does not result in a material adverse effect.

4.6     Books and Records.  The books of account of the Company are complete and correct and have been maintained consistent with past practices of the Company.  Each transaction is properly and accurately recorded on the books and records of the Company, and each document upon which entries in the Company's books and records are based is complete and accurate in all material respects.  At the Closing, all such books and records will be in the possession of the Company.

4.7     Absence of Certain Developments.  Unless otherwise disclosed on a schedule to this agreement, since the Last Fiscal Year End, there has not been any Material Adverse Effect and:

    (a)     the Company has not sold, leased, licensed, transferred or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;

    (b)     the Company has not entered into any Contract (or series of related Contracts) either involving more than $1 million or outside the Ordinary Course of Business;

(c) no party (including the Company) has accelerated, suspended, terminated, modified or canceled any Contract to which the Company is a party or by which it is bound that would have been a Material Contract at the time of any such action;

(d) no Encumbrance has been imposed on any assets of the Company except those disclosed on a Disclosure Schedule to this Agreement;

(e) the Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $1 million or outside the Ordinary Course of Business;

(f) the Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans and acquisitions) either involving more than $1 million or outside the Ordinary Course of Business or acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any Person;

(g) the Company has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money (including advances on existing credit facilities) or Capital Lease either involving more than $1 million individually;

(h) the Company has not delayed, postponed or accelerated the payment of accounts payable or other Liability or the receipt of any accounts receivable, in each case outside the Ordinary Course of Business;

(i) the Company has not canceled, compromised, waived or released any right or claim (or series of related rights or claims) either involving more than $1 million or outside the Ordinary Course of Business;

(j) there has been no change made or authorized in the Organizational Documents of the Company;

(k) the Company has not issued, sold or otherwise disposed of any of its Membership Interests, or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its Membership Interests;

(l) the Company has not declared, set aside or paid any dividend or made any distribution with respect to its Membership Interests (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its Membership Interests or split, combined or reclassified any outstanding Membership Interests, except for such dividends, distributions or payments as may in the judgment of Seller be necessary to cause the working capital of the Company to be equal to the debt of the Company at Closing;

(m) the Company has not experienced any damage, destruction or loss (whether or not covered by insurance) to its property;

(n) the Company has not entered into any employment or collective bargaining agreement, written or oral, or modified the terms of any such existing agreement;

(o) the Company has not granted any increase in the base compensation or made any other change in employment terms of any of its officers or employees outside the Ordinary Course of Business;

(p) the Company has not adopted, amended, modified or terminated any Plan (or taken any such action with respect to any Plan);

(q) the Company has not discharged or satisfied any Encumbrance or paid any liability, in each case with a value in excess of $1 million, other than current liabilities paid in the Ordinary Course of Business;

(r) the Company has not disclosed to any Person other than Buyer and authorized representatives of Buyer any proprietary confidential information, other than pursuant to a confidentiality agreement prohibiting the use or further disclosure of such information, which agreement is listed on *Schedule 0* and is in full force and effect;

(s)     the Company has not  made any change in any Tax or financial accounting methods, principles, practices, periods or elections from those utilized in the preparation of the most recently filed Returns or the Annual Financial Statements, except as required by the statutory accounting principles and practices prescribed or permitted by the domiciliary state of the Company, or applicable Tax Law; and

(t)     the Company has not committed to take any of the actions described in this Section 0.

4.8     Property.

*(a)     The Company owns the real property listed on* Schedule 0(a) *(the* "Real Property"*).*

*(b)     The leases of real property listed on* Schedule 0(b) *as being leased by the Company (the "*Leased Real Property*" and are in full force and effect, and the Company holds a valid and existing leasehold interest under each of the leases listed on* Schedule 0(b)*.  The Real Property is subject to no ground lease, master lease, mortgage, deed of trust or other Encumbrance or interests that would entitle the holder thereof to interfere with or disturb use or enjoyment of the Real Property or the exercise by the lessee of its rights under such lease so long as the lessee is not in default under such lease.*

*(c)     The Company has good and marketable title to, or a valid leasehold interest in, the buildings, machinery, equipment and other tangible assets and properties used by it, located on its premises or shown in the Latest Balance Sheet or acquired after the date thereof, free and clear of all Encumbrances, except for Permitted Encumbrances, Encumbrances listed on* Schedule 0(c) *and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet.*

*(d)     The buildings, improvements, building systems, machinery, equipment and other tangible assets and properties used in the conduct of the business of the Company are in good condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business.  Each such asset is free from defects (patent and latent), and has been maintained in accordance with the Company's normal past practices.  The Company owns, or leases under valid leases, all buildings, machinery, equipment and other tangible assets and properties necessary for the conduct of its respective business as conducted.*

*(e)     The fixed asset listing attached as* Schedule 0 *includes all buildings, machinery, equipment and other tangible assets and properties of the Company as of _____.*

*(f0     The Company owns or leases all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Company's business in the manner operated by the Company.*

4.9     Accounts Receivable.  All notes and accounts receivable of the Company are reflected properly on their books of account, are valid, have arisen from bona fide transactions in the Ordinary Course of Business, are subject to no setoff or counterclaim, and are current and collectible.  Such notes and accounts receivable will be collected in accordance with their terms (none of which is beyond 60 days) at their recorded amounts, subject only to the reserve for bad debts on the face of the Latest Balance Sheet as adjusted in the Company's books of account for the passage of time through the Closing Date in the Ordinary Course of Business.

4.10     Tax Matters.

*(a)     The Company has (i) timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Entity, each of which was correctly completed and accurately reflected any liability for Taxes of the Company, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, and (iii) established in the Company's books of account consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable.*

*(b)     The Company has complied with all applicable Laws relating to the withholding of Taxes and the payment thereof, and paid over to the proper Governmental Entity all amounts required to be so withheld and paid over under all applicable Laws.  The Company is in compliance with all applicable Laws with respect to obtaining*

*from all persons to whom it makes payments all taxpayer certifications and is in compliance with all Laws regarding retention of such forms imposed by each relevant taxing authority.*

*(c)      There are no Encumbrances for Taxes upon any assets of the Company, except Encumbrances for Taxes not yet due.*

*(d)      The Company has not requested any extension of time within which to file any Return, which Return has not since been filed.*

*(e)      No deficiency for any Taxes has been proposed, asserted or assessed against the Company that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return for any Tax year subsequent to the year ended December 31, 2001, nor is any such Tax audit or other proceeding pending, nor has there been any notice to the Company by any Governmental Entity regarding any such Tax, audit or other proceeding, or, to the Knowledge of Seller or any employee of the Company responsible for Tax matters, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of the Company. The Company has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.*

*(f)      To the Knowledge of Seller, no additional Taxes will be assessed against the Company for any Tax period or portion thereof ending on or prior to the Closing Date, and there are no unresolved questions, claims or disputes concerning the liability for Taxes of the Company that would exceed the estimated reserves established on its books of account.*

*(g)      *Schedule 4.10(g) *lists all federal, state, local and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2001, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. Seller has delivered to Buyer correct and complete copies of all federal and state income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2001.*

*(h)      The Company does not have any liability for Taxes in a jurisdiction where it does not file a Return, nor has the Company received notice from a taxing authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.*

*(i)      The Company is not a party to any Contract that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by the Company that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.*

*(j)      No property of the Company is (i) property that the Company is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii)"tax-exempt use property" within the meaning of Section 168(h) of the Code or (iii) "tax-exempt bond financed property" within the meaning of Section 168(g)(5) of the Code.*

*(k)      The Company is not required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a voluntary change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method.*

*(l)      All transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) were reported by the Company in a manner for which there is substantial authority or were adequately disclosed on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code.*

*(m)      The Company is not a party to any Tax allocation or sharing agreement.*

*(n)      The Company (i) has not been a member of an affiliated group filing a consolidated Return or (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.*

*(o)      The Company has not engaged in any transaction that is subject to disclosure under present or former Treasury Regulations Sections 1.6011-4 or 1.6011-4T, as applicable.*

(p)     The Company has not been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(q)     Prior to March 6, 1998, the Company was a sole proprietorship of the Seller, and was disregarded for federal income tax purposes.  The Company was organized as a limited liability company in the State of Idaho on March 6, 1998 and was treated as a disregarded entity for federal income tax purposes from that date until _____.  The Company validly elected to be an "S corporation" within the meaning of Section 1361 et seq. of the Code for all periods since _____, has maintained its status as an "S corporation" at all times since such date, and will be an S corporation up to and including the day before the Closing Date.  The Company has been a validly electing "S corporation" in all state and local jurisdictions which recognize such status, and has made an affirmative election to attain S corporation status in such jurisdictions where required, and has maintained its status as an "S corporation" in each such jurisdiction at all times since the date of such election.  No facts exist, or have existed, which would cause, or would have caused, the status of the Company as an "S corporation" under federal, state or local law to be subject to termination or revocation.

4.11     Material Contracts.

(a)     Schedule 0 lists the following Contracts to which the Company is a party or subject or by which it is bound (with the Contracts required to be listed on Schedule 4.11, the "Material Contracts"):

(i)     each employment, agency, collective bargaining or consulting Contract;

(ii)     each Contract (A) with any Insider or (B) between or among any Insiders relating in any way to the Company;

(iii)     each distributor, reseller, OEM, dealer, manufacturer's representative, broker, sales agency, advertising agency, finder's, manufacturing or assembly Contract;

(iv)     each franchise agreement;

(v)     each Contract or group of related Contracts with the same party for the purchase of products or services with a undelivered balance in excess of $1 million;

(vi)     each Contract or group of related Contracts with the same party for the sale of products or services with an undelivered balance in excess of $1 million;

(vii)     each lease of real or personal property with aggregate annual payments in excess of $1 million;

(viii)     each Contract for the sale of any capital assets in excess of $1 million;

(ix)     each Contract for capital expenditures in excess of $1 million;

(x)     each Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing an Encumbrance on any of the assets of the Company;

(xi)     each written warranty, guaranty or other similar undertaking with respect to contractual performance extended by the Company other than in the Ordinary Course of Business;

(xii)     each Contract relating to any surety bond or letter of credit required to be maintained by the Company;

(xiii)     each Contract that contains or provides for an express undertaking by the Company to be responsible for consequential damages;

(xiv)     each Contract concerning a partnership or joint venture;

(xv)	each Contract providing for the development of any products, Software or Intellectual Property Rights or the delivery of any services by, for or with any third party;

(xvi)	each Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit the Company from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(xvii)	each Contract pertaining to confidentiality or non-disclosure;

(xviii)	each Capital Lease;

(xix)	each Contract terminable by any other party upon a change of control of the Company or upon the failure of the Company to satisfy financial or performance criteria specified in such Contract;

(xx)	each power of attorney that is currently in effect; and

(xxi)	each other Contract of the Company not entered into in the Ordinary Course of Business or that is material to the business, financial condition, results of operations or prospects of the Company taken as a whole.

(b)	*Each Material Contract is valid and binding, currently in force and enforceable in accordance with its terms, subject to the Remedies Exception. The Company has performed all obligations required to be performed by it in connection with each Material Contract. The Company has not received any notice of any claim of default by it under or termination of any Material Contract. The Company has no present expectation or intention of not fully performing any obligation pursuant to any Material Contract, and there is no breach, anticipated breach or default by the Company or any other party to any Material Contract. There is no renegotiation of, attempt to renegotiate or outstanding right to renegotiate any material terms of any Material Contract and no Person has made written demand for such renegotiation. The Company has no obligation to refund payments received for work not yet performed under a Material Contract where the percentage of work completed is less than the percentage of revenues received to date.*

4.12	Litigation. No material Litigation is pending or, to the Knowledge of the Seller, threatened against the Company and there is no reasonable basis for any Litigation against the Company. The Company is not subject to any outstanding Governmental Order.

4.13	Insurance.

(a)	Schedule 0 *lists each policy of insurance in effect, each of which is in full force and effect*

(b)	Schedule 0 *lists by year for the current policy year and each of the two preceding policy years a summary of the loss experience under each policy involving any claim in excess of $100,000, setting forth (i) the name of the claimant, (ii) a description of the policy by insurer, type of insurance and period of coverage and (iii) the amount and a brief description of the claim. Schedule 0 also describes the loss experience for all claims in excess of $100,000 that were self-insured, including the aggregate cost of such claims.*

4.14	Compliance with Laws; Governmental Authorizations

(a)	*The Company has complied with all material applicable Laws and Governmental Orders. The Company is not relying on any exemption from or deferral of any Law, Governmental Order or Governmental Authorization that would not be available to Buyer after the Closing.*

(b)	*The Company has in full force and effect all material Governmental Authorizations necessary to conduct its business and own and operate its properties. Schedule 0 lists each Governmental Authorization held by the Company. The Company has complied with all material Governmental Authorizations applicable to it.*

(c)	*The Company has not offered, authorized, promised, made or agreed to make any gifts, payments or transfers of property of any kind (other than incidental gifts of nominal value) in connection with any actual or proposed transaction, except as required or permitted by the Laws of each applicable jurisdiction and in each such case has complied with the U.S. Foreign Corrupt Practices Act.*

*(d)      The Company has never had a legal obligation to file any form, report, schedule, proxy statement or other document with the SEC.*

4.15     Employees.

*(a)      Schedule  0 lists each employee of the Company as of the date of this Agreement, and states the total number of employees.  Each employee listed on* Schedule  0  *is a permanent, full-time employee.*

*(b)      Schedule 0 lists each salaried employee of the Company as of the date of this Agreement and shows for each such employee annual salary, any other compensation payable (including compensation payable pursuant to bonus, incentive, deferred compensation or commission arrangements), date of employment and position.  To the Knowledge of the Seller, no executive employee of the Company and no group of employees of the Company has any plans to terminate his, her or their employment.  The Company has complied at all times with all material applicable Laws relating to employment and employment practices and those relating to the calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or otherwise), affirmative action and other hiring practices, occupational safety and health, workers' compensation, unemployment compensation, the payment of social security and other Taxes, and unfair labor practices under the National Labor Relations Act or applicable state law.  The Company has no material labor relations problems pending or, to the Knowledge of the Seller, threatened. There are no workers' compensation claims pending against the Company, or, to the Knowledge of the Seller, any facts that would give rise to such a claim.  No employee of the Company is subject to any secrecy or noncompetition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of the Company.*

*(c)      Schedule 0, Part 1, lists each employee of the Company as of the date of this Agreement who holds a temporary work authorization, including H-1B, L-1, F-1 or J-1 visas or work authorizations (the "*Work Permits*"), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit.  With respect to each Work Permit, all of the information that the Company provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the "*Department*") in the application for such Work Permit was true and complete.  The Company received the appropriate notice of approval from the Department with respect to each such Work Permit.  The Company has not received any notice from the Department that any Work Permit has been revoked.  There is no action pending or, to the Knowledge of the Seller, threatened to revoke or adversely modify the terms of any Work Permit.  Except as set disclosed in* Schedule 0*, Part 2, no employee of the Company is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status.  For each employee of the Company hired after November 6, 1986, the Company has retained an Immigration and Naturalization Service Form I-9, completed in accordance with applicable Law.*

*(d)      The employment of any terminated former employee of the Company has been terminated in accordance with any applicable Contract terms and applicable Law, and the Company does not have liability under any Contract or applicable Law toward any such terminated employee, except as may be required by applicable law.  The transactions contemplated by this Agreement will not cause the Company to incur or suffer any liability relating to, or obligation to pay, severance, termination or other payment to any Person.*

*(e)      The Company has paid in full to all employees all wages, salaries, bonuses and commissions due and payable to such employees and has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees.*

4.16     Employee Benefits.

*(a)      Schedule 0 lists all Plans by name and provides a brief description identifying (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan and (v) any one or more of the following characteristics that may apply to such Plan:  (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) plan that is or is intended to be tax qualified under Section 401(a) or 403(a) of the Code, (D) plan that is or is intended to be an employee stock ownership plan as defined in*

*Section 4975(e)(7) of the Code (and whether or not such plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) plan providing benefits after separation from service or termination of employment, (J) plan that owns any Company or other employer securities as an investment, (K) plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of the Company, (L) plan that is maintained pursuant to collective bargaining and (M) plan that is funded, in whole or in part, through a voluntary employees' beneficiary association exempt from Tax under Section 501(c)(9) of the Code.*

*(b)        Schedule 0 lists each corporation, trade or business (separately for each category below that applies), if any: (i) that is (or was during the preceding five years) under common control with the Company within the meaning of Section 414(b) or (c) of the Code, (ii) that is (or was during the preceding five years) in an affiliated service group with the Company within the meaning of Section 414(m) of the Code, (iii) that is (or was during the preceding five years) the legal employer of Persons providing services to the Company as leased employees within the meaning of Section 414(n) of the Code and (iv) with respect to which the Company is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et seq. of ERISA) or the Family and Medical Leave Act.*

*(c)        With respect to each Plan, a complete and correct copy of each of the following documents (if applicable) has been provided or made available to Buyer: (i) the most recent determination letter received by the Company from the IRS regarding each Plan, (ii) the most recent determination or opinion letter ruling from the IRS that each trust established in connection with Plans that are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt, (iii) all pending applications for rulings, determinations, opinions, no action letters and the like filed with any governmental agency (including the Department of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC), (iv) the financial statements for each Plan for the three most recent fiscal or plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with disclosure schedules, if any, and attachments for each Plan, (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes), (vi) plan documents, trust agreements, insurance contracts, service agreements and all related contracts and documents (including any employee summaries and material employee communications) with respect to each Plan and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan.*

*(d)        Schedule 0 lists each employee of the Company who is (i) absent from active employment due to short or long term disability, (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law, (iii) absent from active employment on any other leave or approved absence (together with the reason for each leave or absence) or (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment).*

*(e)        With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et seq. of ERISA),* Schedule 0 *lists (i) each employee, former employee or qualifying beneficiary who has elected continuation and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.*

*(f)        (i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code are so qualified, (ii) all trusts established in connection with Plans intended to be Tax exempt under Section 501(a) or (c) of the Code are so Tax exempt, (iii) to the extent required either as a matter of Law or to obtain the intended Tax treatment and Tax benefits, all Plans comply in all respects with the requirements of ERISA and the Code, (iv) all Plans have been administered in accordance with the documents and instruments governing the Plans, (v) all reports and filings with Governmental Entities (including the Department of Labor, the IRS, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made, (vi) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made and (vii) each of the Company and the Subsidiaries has made a good faith effort to comply with the reporting and taxation requirements for FICA taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.*

*(g)        (i) All contributions, premium payments and other payments required to be made in connection with the Plans have been made, (ii) a proper accrual has been made on the books of account of the Company for all contributions, premium payments and other payments due in the current fiscal year, (iii) no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419, Section 419A of the Code or otherwise) and (iv) with respect to each Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code, the Company is not liable for any "accumulated funding deficiency" as that term is defined in Section 412 of the Code and the projected benefit obligations do not exceed the assets of the Plan.*

*(h)        Except as otherwise provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not (i) cause any Plan to increase benefits payable to any participant or beneficiary, (ii) entitle any current or former employee of the Company to severance pay, unemployment compensation or any other payment, benefit or award or (iii) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee.*

*(i)        (i) No Litigation is pending with regard to any Plan other than routine uncontested claims for benefits, (ii) no Plan is currently under examination or audit by the Department of Labor, the IRS or the Pension Benefit Guaranty Corporation, (iii) the Company has no actual or potential liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating, (iv) the Company has no actual or potential liability under Section 4201 et seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan and (v) with respect to the Plans, the Company has no liability (either directly or as a result of indemnification) for (and the transactions contemplated by this Agreement will not cause any liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other Section of the Code, (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law, (vi) all accruals required under FAS 106 and FAS 112 have been properly accrued on the Annual Financial Statements, (vii) no condition, agreement or Plan provision limits the right of the Company to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA) and (viii) the Company has no liability for life insurance, death or medical benefits after separation from employment other than (A) death benefits under the Plans and (B) health care continuation benefits described in Section 4980B of the Code.*

4.17        Environmental Matters.

*(a)        The Company is and has been in material compliance with all Environmental Laws with respect to its business and has obtained, and is in material compliance with, all permits and authorizations related to its business required under applicable Environmental Laws except where failure to have obtained such permits or authorizations or be in compliance with such permits or authorizations would not have a Material Adverse Effect.*

*(b)        The Company has not received any notice, notice of violation, report or other information regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for personal injury, property damage or investigatory or cleanup obligations arising under Environmental Laws related to its business.*

*(c)        No judicial proceeding or governmental or administrative action is pending or to the Knowledge of the Seller threatened under any applicable Environmental Law pursuant to which the Company is or will be named as a party;*

*(d)        The Company has not entered into any agreement with any Governmental Entity or other Person pursuant to which the Company has any obligations related to its business with respect to the corrective action, investigation or remediation of any condition resulting from the release or threatened release of Hazardous Materials.*

*(e)        No Hazardous Materials are located and no releases of Hazardous Materials have occurred on, at, above or from the Company that has resulted or would reasonably be expected to result in a material cost, liability or obligation under any Environmental Law.*

*(f)      The Company has provided Buyer with all environmental site assessments, audits, studies and other environmental documents in Seller's possession, custody or control relating to its business.*

4.18      Brokerage.  No Person will be entitled to receive any brokerage commission, finder's fee, fee for financial advisory services or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of the Company for which Buyer or the Company is or could become liable or obligated.

4.19      Availability of Documents.  Seller has delivered to Buyer correct and complete copies of the items referred to in the Disclosure Schedule or in this Agreement (and in the case of any items not in written form, a written description thereof).

4.20      Disclosure. This Agreement, the exhibits, the Disclosure Schedule, the Annual Financial Statements or the Annual Financial Statements do not contain any untrue statement.

## V.      Representations and Warranties of Buyer

Buyer represents and warrants to Seller that as of the date of this Agreement and as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement):

5.1      Incorporation; Power and Authority.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, with all necessary power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it will become a party.

5.2      Valid and Binding Agreement.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it will become a party by Buyer have been duly and validly authorized by all necessary corporate action.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to the Remedies Exception.  Each Ancillary Agreement to which Buyer will become a party, when executed and delivered by Buyer, will constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Remedies Exception.

5.3      No Breach; Consents.  The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it will become a party by Buyer will not (a) contravene any provision of the Organizational Documents of Buyer; (b) violate or conflict with any Law, Governmental Order or Governmental Authority; (c) conflict with, result in any breach of any of the provisions of, constitute a default (or any event that would, with the passage of time or the giving of notice or both, constitute a default) under, result in a violation of, increase the burdens under, result in the termination, amendment, suspension, modification, abandonment or acceleration of payment (or any right to terminate) or require a Consent, including any Consent under any Contract or Governmental Authorization that is either binding upon or enforceable against Buyer; or (d) require any Governmental Authorization.

5.6      Brokerage.  No Person will be entitled to receive any brokerage commission, finder's fee, fee for financial advisory services (except for fees paid to Jefferies & Company, Inc.) or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Buyer for which the Seller is or could become liable or obligated.

5.7      Investment Intent.  Buyer is (a) acquiring the Membership Interests for its own account for investment purposes, and not with a view to the distribution thereof; (b) is a sophisticated investor with knowledge and experience in business and financial matters; (c) has received certain information concerning Seller and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Membership Interests; and (d) is able to bear the economic risk and lack of liquidity inherent in holding the Membership Interests.

5.8      Buyer Common Stock.  The shares of Buyer Common Stock will, when issued and delivered in accordance with this Agreement, be duly authorized, validly issued, fully paid and nonassessable.

5.9     SEC Filings; Financial Statements.

*(a)     Buyer has filed all forms, reports, schedules, statements and other documents required to be filed by it during the 12 months immediately preceding the date of this Agreement (collectively, as supplemented and amended since the time of filing, the "Buyer SEC Reports") with the SEC. The Buyer SEC Reports (i) were prepared in all material respects in accordance with all applicable requirements of the Securities Act and the Exchange Act, as applicable, and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence does not apply to any misstatement or omission in any Buyer SEC Report that was superseded by subsequent Buyer SEC Reports.*

*(b0     The audited consolidated financial statements and unaudited consolidated interim financial statements of Buyer and its consolidated Subsidiaries included or incorporated by reference in the Buyer SEC Reports have been prepared in accordance with GAAP consistently applied during the periods indicated (except as may otherwise be indicated in the notes) and present fairly the financial position, results of operations and cash flows of Buyer and its consolidated Subsidiaries on a consolidated basis at the respective dates and for the respective periods indicated (except interim financial statements may not contain all notes and are subject to year-end adjustments).*

## VI.     Agreements of Seller

Seller agrees with Buyer that:

6.1     Conduct of the Business. Seller will cause the Company to observe the following provisions up to and including the Closing Date, except with Buyer's prior written consent, which shall not be unreasonably withheld:

(a)     the Company will conduct its business only in, and will not take any action except in, the Ordinary Course of Business and in accordance with applicable Law, taking into account the Company's customary policies for capital investment;

(b)     the Company will not amend or modify any Material Contract or enter into any Contract that would have been a Material Contract if such Contract had been in effect on the date of this Agreement except that the Company may enter into Contracts with vendors or customers in the Ordinary Course of Business;

(c)     the Company will (i) use commercially reasonable efforts to preserve its business organization and goodwill, keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii), subject to applicable Laws, confer on a reasonably regular basis with representatives of Buyer to report operational matters and the general status of ongoing operations as reasonably requested by Buyer and (iii) not take any action that would render, or that reasonably may be expected to render, any Material representation or warranty made by Seller in this Agreement untrue;

(d)     except with the consent of Buyer or in the Ordinary Course of Business, the Company will not use extraordinary selling efforts that would have the effect of accelerating sales prior to the time reasonably expected, through offering of discounts, shipment of goods prior to anticipated shipping dates or otherwise;

(e)     the Company will not (i) make, change or rescind any express or deemed election or take any other discretionary position relating to Taxes, (ii) file any amended Return, (iii) settle or compromise any Litigation relating to Taxes, (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Return or payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(f)     the Company will not change an annual accounting period, or adopt or change any accounting method from those employed in the preparation of the last filed Returns or those in effect on the Latest Balance Sheet Date, other than changes required by the Code; and

(g)     the Company will not cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

6.2     Notice of Developments.  Seller will promptly notify Buyer of any emergency or other change in the Ordinary Course of Business of the Company or the commencement or threat of Litigation.  Seller will promptly notify Buyer in writing if the Seller should discover that any representation or warranty made by the Seller in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any respect.

6.3     Pre-Closing Access.  Through the Closing Date, Seller will cause the Company to afford to Buyer and its authorized representatives reasonable access at all reasonable times and upon reasonable notice to the facilities, offices, properties, technology, processes, books, business and financial records, officers, employees, business plans, budgets, and projections, customers, suppliers and other information of the Company, and otherwise provide such assistance as may be reasonably requested by Buyer in order that Buyer have a full opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of the Company. In addition, Seller will cause the Company to cooperate fully (including providing introductions where necessary) with Buyer to enable Buyer to contact third parties, including employees, suppliers, customers and prospective customers of the Company, and to offer employment to employees of the Company.  Subject to Laws, Buyer will have full access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of the Company for the purpose of preparing for and conducting employment interviews with all Active Employees.  The Company will provide such Plan documents and summary plan descriptions, employee data or other information as may be reasonably required to carry out the arrangements described in Section 0.  The Confidentiality Agreement dated January 13, 2008 (the " *Confidentiality Agreement* "), between the Company and Buyer will apply with respect to information obtained by Buyer under this Section 6.3. Buyer shall indemnify and hold harmless the Company for any Losses directly resulting from an such investigation or evaluation of the Company pursuant to this Section 6.3, subject to the limitations of such indemnification set forth in Section 10.2.

6.4     Waivers; Payment of Indebtedness. Seller waives any claim it might have against the Company, whether arising out of this Agreement or otherwise, except for the right of Seller to cause the Company to distribute or pay over funds to allow the working capital of the Company to equal the debt of the Company at Closing.  Seller will cause the Seller, a child or spouse of the Seller and any Person controlled by the Seller to repay, in full, prior to the Closing, all indebtedness owed to the Company by such Person.

6.5     Conditions.  Seller will use its commercially reasonable efforts to cause the conditions set forth in Section 0 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible and in any event prior to the Closing Date.

6.6     Consents and Authorizations; Regulatory Filings.  Seller will use commercially reasonable efforts to obtain, and will cause the Company to use commercially reasonable efforts to obtain, within 30 days after the date of this Agreement, all Consents and Governmental Authorizations (the "*Required Consents*") necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement or that could, if not obtained, adversely affect the conduct of the business of the Company as it is conducted or proposed to be conducted, including those listed on *Schedule 0*.  The Company will keep Buyer reasonably advised of the status of obtaining the Required Consents.

6.7     No Sale.  The Seller will not sell, pledge, transfer or otherwise place any Encumbrance on any Membership Interests owned by the Seller.

6.8     Litigation Support.  In the event and for so long as Buyer, the Company is actively contesting or defending against any Litigation in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing or occurring on or prior to the Closing Date involving the Company, the Seller will cooperate in the contest or defense and provide such testimony as may be necessary in connection with the contest or defense, at the cost and expense of Buyer (unless and to the extent Buyer is entitled to indemnification therefor under Article

## VII. Agreements of Buyer

Buyer agrees with Seller that:

7.1     Conditions.  Buyer will use its best efforts to cause the conditions set forth in Section 0 to be satisfied and to consummate the transactions contemplated by this Agreement as soon as reasonably possible and in any event prior to the Closing Date.

7.2     Regulatory Filings.  No later than the fourth business day after the date of this Agreement, Buyer will make all filings and submissions required by it under any Law applicable to Buyer required for the consummation of the transactions contemplated by this Agreement.

7.3     Buyer Shareholders' Meeting.

*(a)     Buyer will take all action necessary under all applicable Laws to call, give notice of and hold a meeting of its shareholders to vote on a proposal to approve the issuance of the Buyer Common Stock to be issued pursuant to this Agreement (the "Buyer Shareholders' Meeting"). The Buyer Shareholders' Meeting will be held on a date selected by the Buyer as promptly as practicable after the date of this Agreement. Buyer will ensure that all proxies solicited in connection with the Buyer Shareholders' Meeting are solicited in compliance with all applicable Laws.*

*(b)     The proxy statement for the Buyer Shareholders' Meeting will include a statement to the effect that the board of directors of the Buyer recommends that Buyer's shareholders vote to approve the issuance of the Buyer Common Stock to be issued pursuant to this Agreement at the Buyer Shareholders' Meeting.*

7.4     Employee Matters.

*(a)     Except for the employment agreement to be entered into with Seller, nothing in this Agreement will be construed to create a right in any employee of the Company to employment with Buyer (or any Subsidiary of Buyer) or the Company, and subject to any agreement between an employee and Buyer (or any Subsidiary of Buyer) or the Company, the employment of each employee of the Company who continues employment with Buyer (or any Subsidiary of Buyer) or the Company after the Closing Date (a "Continuing Employee") will be "at will" employment.*

*(b)     Each Continuing Employee will be eligible to continue to participate in the Company's health, vacation and other non-equity based employee benefit plans; provided, however, that (a) nothing in this Section 0 or elsewhere in this Agreement will limit the right of Buyer or the Company to amend or terminate any such health, vacation or other employee benefit plan at any time. Nothing in this Section 0 will be interpreted to require Buyer to provide for the participation of any Continuing Employee in any employee benefit plan, program or arrangement sponsored or maintained by the Buyer.*

7.5     Financing.

Buyer will use its best efforts to obtain the financing required in order to consummate the transactions contemplated by this Agreement and to fund the working capital requirements of the Company after the Closing.

7.6     Issuance of Common Stock.

Buyer will use its best efforts to cause the  shareholders to approve the issuance of the Buyer Common Stock to be issued in contemplation of the transaction subsumed herein, and to approve any financing arrangements required under this Agreement.

7.7     Registration Rights.

If Buyer grants registration rights to subscribers in connection with the financing contemplated in Section 8.1(i), Seller shall be granted the same rights with respect to the shares issued pursuant to Section 2.2(b).

7.8     Responsibility for Filing Tax Returns.

Buyer shall prepare and timely file (or cause to be prepared and timely filed) all Returns of the Company required to be filed by the Company on or after the Closing Date, other than the S corporation income Tax Returns of the Company for the period ending on the Closing Date, which shall be the sole responsibility of the Company.

7.9     Straddle Period.

In the case of any taxable period beginning on or before the Closing Date and ending after the Closing Date (a "*Straddle Period*"), Taxes of the Company shall be calculated as though the taxable year of the Company terminated as of the close of business on the Closing Date; *provided, however*, that in the case of Taxes that are not based on income, receipts, proceeds, profits or similar items, Taxes attributable to the period prior to the Closing Date shall be equal to the amount of Tax for the Straddle Period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the Straddle Period through the Closing Date and the denominator of which shall be the number of days in the Straddle Period.

7.10     Cooperation on Tax Matters.

Buyer and Seller shall cooperate fully in the defense of any audits, examinations, litigation or other proceedings (each, a "*Tax Proceeding*").  Such cooperation shall include, but shall not be limited to, the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any period prior to the Closing Date until the expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, allow the other party to take possession of such books and records.

7.11     Mitigation.

Buyer and Seller further agree, upon request from the other party, to use their commercially reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

7.12     Transfer Taxes.

All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Buyer when due, and Buyer shall, at its own expense, file all necessary Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Seller shall, and shall cause the Company to, join in the execution of any such Returns and documentation.

**VIII. Conditions to Closing**

8.1     Conditions to Buyer's Obligations.  The obligation of Buyer to take the actions required to be taken by it at the Closing is subject to the satisfaction or waiver, in whole or in part, in Buyer's sole discretion (but no such waiver will waive any rights or remedy otherwise available to Buyer), of each of the following conditions at or prior to the Closing:

(a)     The representations and warranties set forth in Articles III and IV not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the Closing Date and each representation and warranty of the Company that is so qualified shall be true and correct in all respects with the same effect as though such representation and warranty had been made on and as of such date, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date;

(b)     Seller will have performed and complied with each of its agreements contained in this Agreement in all material respects;

(c)      Each Required Consent will have been obtained and be in full force and effect and such actions as Buyer's counsel may reasonably require will have been taken in connection therewith;

(d)      Buyer will have obtained each Governmental Authorization required to operate the business of the Company in the manner it was operated prior to the Closing Date;

(e)      No Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the closing;

(f)      No Person will have asserted or threatened that, other than as set forth in the Disclosure Schedule, such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, the Company or (ii) is entitled to all or any portion of the Purchase Price;

(g)      Buyer will have been satisfied (in its reasonable discretion) with the results of its continuing business, legal, environmental and accounting due diligence regarding the Company;

(h)      Seller will have delivered each of the agreements, certificates, instruments and other documents that it is obligated to deliver pursuant to Section 0, and such agreements so delivered will be in full force and effect;

(i)      Buyer will have obtained on terms and conditions satisfactory to it the financing it needs in order to consummate the transactions contemplated by this Agreement and to fund the working capital requirements of the Company after the Closing;

(j)      Buyer's shareholders will have approved the issuance of the Buyer Common Stock to be issued in contemplation of the transaction subsumed herein, and will have approved any financing arrangements required under this Section 8.1; and

(k)      Buyer will have received certificates dated as of a date not earlier than the fourth business day prior to the Closing as to the good standing of the Company and payment of all applicable state Taxes by the Company, executed by the appropriate officials of the State of Idaho and each jurisdiction in which the Company is licensed or qualified to do business as a foreign corporation as specified in *Schedule 0*;

8.2     <u>Conditions to Seller's Obligations</u>.  The obligation of Seller to take the actions required to be taken by it at the Closing is subject to the Seller's satisfaction or waiver, in whole or in part, such waiver will waive any right or remedy otherwise available under this Agreement), of each of the following conditions at or prior to the Closing:

(a)      Buyer will have delivered and deposited the funds required under Section 2.2(a) of this Agreement;

(b)      Buyer will have performed and complied with each of its agreements contained in this Agreement in all material respects;

(c)      No Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(d)      [After the date of this Agreement, no Buyer Material Adverse Effect will have occurred;]

(e)      Buyer will have delivered each of the certificates, instruments and other documents that it is obligated to deliver pursuant to Section 2.3(a)(ii); and

(f)      Buyer's shareholders will have approved the issuance of the Buyer Common Stock to be issued in contemplation of the transaction subsumed herein, and will have approved any financing arrangements required under Section 8.1.

## IX. Termination

9.1    <u>Termination</u>.  This Agreement may be terminated prior to the Closing:

(a)    by the mutual written consent of Buyer and Seller;

(b)    by Seller, if

(i)    Buyer has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect;

(ii)    the transactions contemplated by this Agreement will not have been consummated on or before the Closing Date *provided*, that Seller will not be entitled to terminate this Agreement pursuant to this Section 0 if Seller's failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(iii)    a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing;

(iv)    after the date of this Agreement, a Buyer Material Adverse Effect will have occurred;

(v)    the issuance of the Buyer Common Stock will not have been approved at the Buyer Shareholders' Meeting.; or

(vi)    any of the conditions set forth in Section 0 will have become impossible to satisfy.

(c)    by Buyer, if

(i)    the Seller has or will have breached any representation, warranty or agreement contained in this Agreement in any material respect;

(ii)    the transactions contemplated by this Agreement will not have been consummated on the Closing Date; *provided*, that Buyer will not be entitled to terminate this Agreement pursuant to this Section 0 if Buyer's failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement;

(iii)    a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that would reasonably be expected to result directly or indirectly, in any of the consequences referred to in Section 0.

(iv)    1after the date of this Agreement, a Material Adverse Effect will have occurred;

(v)    any of the conditions set forth in Section 0 will have become impossible to satisfy;

(vi)    if Buyer will not have been satisfied with the results of its continuing business, legal, environmental and accounting due diligence regarding the Company;

(vii)    Buyer will not have been able to obtain by the Closing Date, on terms and conditions satisfactory to it, the financing it needs in order to consummate the transactions contemplated in this Agreement and fund the working capital requirements of the Company after the Closing;

(viii)     the Company will have been, or will have been threatened to be, materially adversely affected in any way as a result of fire, explosion, disaster, accident, labor dispute, any action by any Governmental Entity, flood, act of war, terrorism, civil disturbance or act of nature; or

(ix)     the issuance of Buyer Common Stock or the financing arrangements contemplated as part of this agreement will not have been approved at the Buyer Shareholders' Meeting.

9.2     Effect of Termination.  The right of termination under Section 0 is in addition to any other rights Buyer or Seller may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies and will not preclude an action for breach of this Agreement.  If this Agreement is terminated, all continuing obligations of the parties under this Agreement will terminate except that the Confidentiality Agreement will survive indefinitely unless sooner terminated or modified by the parties in writing.

## X.     Indemnification

10.1     Indemnification by Seller.

*(a)     Seller will indemnify in full each of Buyer and the Company (collectively, for purposes of this Article X only, "*Buyer*") and hold it harmless against any Loss, actually incurred prior to the applicable date referred to in Section 10.1(d), arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Seller contained in this Agreement, unless disclosed in the Disclosure Schedule, as the same may be brought down to the Closing Date or any closing certificate delivered by or on behalf of Seller pursuant to this Agreement (any such breach or inaccuracy to be determined without regard to any qualification for "materiality," "in all material respects" or similar qualification),(ii) any services provided by the Company prior to the Closing Date, (iii) any liability of the Company for Taxes incurred on or prior to the Closing Date ("*Pre-Closing Taxes*"); (iv) failure of Seller to cause an amount of working capital equal to the debt of the Company to remain with the Company at closing pursuant to Section 2.2(d); (v) any claim by a customer of Buyer for a credit, discount or payment arising out of any sales made by the Company on or prior to the Closing Date; (viii) [any liability under the WARN Act or any similar state or local Law that may result from an "Employment Loss" as defined by 29 U.S.C. 2101(a)(6), caused by any action of the Company prior to the Closing or by Buyer's decision not to retain employees of the Company]; (ix) any Plan established or maintained by the Company; or (x) any breach of any of the agreements of the Seller contained in this Agreement (collectively, "Buyer Losses").*

*(b)     Seller will indemnify Buyer for Buyer Losses,  (i) resulting from breaches or inaccuracies of Article 4 and (ii) pursuant to Section 0(ii) only if the aggregate amount of all Buyer Losses attributable to clauses (i) and (ii) exceeds $250,000 (the "Basket Amount"), in which case Seller will be liable only for the aggregate amount of all such Buyer Losses in excess of the Basket Amount.*

*(c)     Seller's liability will not exceed $5,000,000 for Buyer Losses (i) resulting from undisclosed breaches or inaccuracies of Article 4, or (ii) pursuant to Section 0(ii). Notwithstanding any provision herein to the contrary, the limitations set forth in subclauses (a) and (b) of this Section 10.1 shall not apply to [(i) breaches or inaccuracies of the representations and warranties contained in Section 4.10 (Tax Matters),] and (ii) unpaid Pre-Closing Taxes.*

*(d)     If Buyer has a claim for indemnification under this Section 0, Buyer will deliver to Seller one or more written notices of Buyer Losses (each a "Buyer Claim"), prior to the second anniversary of the Closing Date, except for Buyer Losses arising from a breach or inaccuracy in the representations and warranties made in Sections 0 or 0 or any unpaid Pre-Closing Taxes or any breach of any of the agreements by the Seller contained in this Agreement, for which Buyer will deliver a Buyer Claim prior to six months after the expiration of the applicable statute of limitations.  Seller will have no liability under this Section 0 unless the written notices required by the preceding sentence are given by the date specified.  Any Buyer Claim will state in reasonable detail the basis for such Buyer Losses to the extent then known by Buyer and the nature of the Buyer Loss for which indemnification is sought, and it may state the amount of the Buyer Loss claimed.  If such Buyer Claim (or an amended Buyer Claim) states the amount of the Buyer Loss claimed and Seller notifies Buyer that Seller does not dispute the claim described in such notice or fails to notify Buyer within 30 business days after delivery of such notice by Buyer whether Seller disputes the claim described in such notice, the Buyer Loss in the amount specified in Buyer's notice will be admitted by Seller, and Seller will pay the amount of such Buyer Loss to Buyer.  If Seller has timely disputed the liability of Seller with respect to a Buyer Claim (or an amended Buyer Claim) stating the amount of a Buyer*

*Loss claimed, Seller and Buyer will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within 60 days after delivery of the notice, Buyer may seek judicial recourse. If a Buyer Claim does not state the amount of the Buyer Loss claimed, such omission will not preclude Buyer from recovering from Seller the amount of the Buyer Loss described in such Buyer Claim if any such amount is subsequently provided in an amended Buyer Claim. In order to assert its right to indemnification under this Article X, Buyer will not be required to provide any notice except as provided in this Section 00.*

*(e) Seller will pay the amount of any Buyer Loss to Buyer within 10 days following the determination of Seller's liability for and the amount of a Buyer Loss (whether such determination is made pursuant to the procedures set forth in this Section 0, by agreement between Buyer and Seller, by arbitration award or by final adjudication).*

*(f) [Buyer may elect to recoup all or any part of any Buyer Loss it suffers (in lieu of seeking any indemnification to which it is entitled under this Section 0) by notifying Seller of such election and offsetting the amount of any payment required to be made pursuant to this Section by offsetting the portion of the Deferred Cash Payment required to cover any such Buyer Loss.]*

10.2 <u>Indemnification by Buyer</u>.

*(a) Buyer will indemnify, defend and hold harmless in full Seller and hold it harmless against any Loss, whether or not actually incurred prior to the date referred to in Section 0, arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Buyer contained in this Agreement or in any certificate delivered by or on behalf of Buyer pursuant to this Agreement (any such breach or inaccuracy to be determined without regard to any qualification as to "materiality," "in all material respects" or similar qualification) or (ii) any breach of any of the agreements of Buyer contained in this Agreement ("Seller Losses").*

*(b) Buyer will indemnify the Company for the Company Losses pursuant to Section 0(i) only if the aggregate amount of all Seller Losses attributable to Section 0(i) exceeds $250,000 (the "Seller's Basket Amount"), in which case Buyer will be liable only for the aggregate amount of all the Seller Losses in excess of Seller's Basket Amount.*

*(c) Buyer's liability will not exceed $5,000,000 for Seller Losses attributable to Section 0(i).*

*(d) If Seller has a claim for indemnification under this Section 0, Seller will deliver to Buyer one or more written notices of Seller Losses prior to the second anniversary of the Closing Date. Buyer will have no liability under this Section 0 unless the written notices required by the preceding sentence are given in a timely manner. Any written notice will state in reasonable detail the basis for the Seller Losses to the extent then known by Seller and the nature of Seller Losses for which indemnification is sought, and it may state the amount of Seller Losses claimed. If such written notice (or an amended notice) states the amount of Seller Losses claimed and Buyer notifies Seller that Buyer does not dispute the claim described in such notice or fails to notify Seller within 30 business days after delivery of such notice by Seller whether Buyer disputes the claim described in such notice, Seller Losses in the amount specified in Seller's notice will be admitted by Buyer, and Buyer will pay the amount of the Seller Losses to Seller. If Buyer has timely disputed its liability with respect to such claim, Buyer and Seller will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved within 60 days after delivery of Buyer's notice, the Seller may seek judicial recourse. If a written notice does not state the amount of Seller Losses claimed, such omission will not preclude Seller from recovering from Buyer the amount of Seller Losses with respect to the claim described in such notice if any such amount is promptly provided once determined. In order to assert its right to indemnification under this Article X, Seller will not be required to provide any notice except as provided in this Section 0.*

*(e) Buyer will pay the amount of the Seller Losses to Seller within 10 days following the determination of Buyer's liability for and the amount of the Seller Losses (whether such determination is made pursuant to the procedures set forth in this Section 0, by agreement between Seller and Buyer, by arbitration award or by final adjudication).*

10.3    Third-Party Actions.

*(a)        Seller will indemnify, defend and hold harmless each of Buyer and the Company and their officers, directors, employees, agents, shareholders and Affiliates (each being a "Buyer Indemnified Party") against any Loss arising from, relating to or constituting any Litigation instituted by any third party arising out of the actions or inactions of Seller or the Company (or allegations thereof) occurring prior to the Closing Date (any such third party action or proceeding being referred to as a "Third-Party Action"). A Buyer Indemnified Party will give Seller prompt written notice of the commencement of a Third-Party Action. The complaint or other papers pursuant to which the third party commenced such Third-Party Action will be attached to such written notice. The failure to give prompt written notice will not affect any Buyer Indemnified Party's right to indemnification unless such failure has materially and adversely affected Seller's ability to defend successfully such Third-Party Action.*

*(b)        Seller will contest and defend such Third-Party Action on behalf of any Buyer Indemnified Party that requests that they do so. Notice of the intention to so contest and defend will be given by Seller to the requesting Buyer Indemnified Party within 20 business days after the Buyer Indemnified Party's notice of such Third-Party Action (but, in all events, at least five business days prior to the date that a response to such Third-Party Action is due to be filed). Such contest and defense will be conducted by reputable attorneys retained by Seller. A Buyer Indemnified Party will be entitled at any time, at its own cost and expense, to participate in such contest and defense and to be represented by attorneys of its own choosing. If the Buyer Indemnified Party elects to participate in such defense, the Buyer Indemnified Party will cooperate with Seller in the conduct of such defense. A Buyer Indemnified Party will cooperate with Seller to the extent reasonably requested by Seller in the contest and defense of such Third-Party Action, including providing reasonable access (upon reasonable notice) to the books, records and employees of the Buyer Indemnified Party if relevant to the defense of such Third-Party Action;* provided*, that such cooperation will not unduly disrupt the operations of the business of the Buyer Indemnified Party or cause the Buyer Indemnified Party to waive any statutory or common law privileges, breach any confidentiality obligations owed to third parties or otherwise cause any confidential information of such Buyer Indemnified Party to become public.*

*(c)        If any Buyer Indemnified Party does not request that Seller contests and defends a Third-Party Action, or if after such request Seller does not contest and defend a Third-Party Action or if any Buyer Indemnified Party reasonably determines that Seller is not adequately representing or, because of a conflict of interest, may not adequately represent any interests of the Buyer Indemnified Party at any time after requesting Seller to do so, such Buyer Indemnified Party will be entitled to conduct its own defense and to be represented by attorneys of its own choosing, all at Seller's cost and expense. Seller will pay as incurred (no later than 25 days after presentation) the fees and expenses of the counsel retained by such Buyer Indemnified Party.*

*(d)        Neither a Buyer Indemnified Party nor Seller may concede, settle or compromise any Third-Party Action without the consent of the other party, which consents will not be unreasonably withheld. Notwithstanding the foregoing, (i) if a Third-Party Action seeks the issuance of an injunction or similar remedy or (ii) if the subject matter of a Third-Party Action relates to the ongoing business of any Buyer Indemnified Party, which Third-Party Action, if decided against any Buyer Indemnified Party, would materially adversely affect the ongoing business or reputation of any Buyer Indemnified Party, the Buyer Indemnified Party alone will be entitled to settle such Third-Party Action in the first instance and, if the Buyer Indemnified Party does not settle such Third-Party Action, Seller will then have the right to contest and defend (but not settle) such Third-Party Action.*

10.4    Sole and Exclusive Remedy.  Prior to or in connection with the Closing, the parties will have available to them all remedies available at law or in equity, including specific performance or other equitable remedies. After the Closing, the rights set forth in Sections 0, 0 and, to the extent applicable, 0 will be the exclusive remedy for breach or inaccuracy of any of the representations and warranties contained in Article III through V of this Agreement and will be in lieu of contract remedies, but the parties otherwise will have available to them all other remedies available at law or in equity. Notwithstanding the foregoing, nothing in this Agreement will prevent any party from bringing an action based upon fraud or willful misconduct by the other party in connection with this Agreement. In the event such action is brought, the prevailing party's attorneys' fees and costs will be paid by the nonprevailing party.

10.5    Tax Adjustment.  Any payment to Buyer under this Article X will be, for Tax purposes, to the extent permitted by Law, an adjustment to the Purchase Price.

10.6     Indemnification in Case of Strict Liability or Indemnitee Negligence.  **THE INDEMNIFICATION PROVISIONS IN THIS ARTICLE X WILL BE ENFORCEABLE REGARDLESS OF WHETHER THE LIABILITY IS BASED UPON PAST, PRESENT OR FUTURE ACTS, CLAIMS OR LAWS (INCLUDING ANY PAST, PRESENT OR FUTURE BULK SALES LAW, ENVIRONMENTAL LAW, FRAUDULENT TRANSFER ACT, OCCUPATIONAL SAFETY AND HEALTH LAW OR PRODUCTS LIABILITY, SECURITIES OR OTHER LAW) AND REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION.**


**XI     General**


11.1     Press Releases and Announcements.  Except as required by the Exchange Act, as amended, any public announcement, including any announcement to employees, customers, suppliers or others having dealings with the Company, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as the parties approve.  Buyer will have the right to be present for any in-person announcement by the Company.

11.2     Expenses.  Except as otherwise expressly provided for in this Agreement, Seller, Buyer, and the Company shall each pay all of its own expenses incurred in connection with the transactions contemplated by this Agreement, including legal, accounting, investment banking and consulting fees and expenses incurred in negotiating, executing and delivering this Agreement and the other agreements, exhibits, documents and instruments contemplated by this Agreement (whether the transactions contemplated by this Agreement are consummated or not).  Seller agrees that the Company has not borne or will not bear any of Seller's expenses in connection with the transactions contemplated by this Agreement.

11.3     Amendment and Waiver.  This Agreement may not be amended, a provision of this Agreement or any default, misrepresentation or breach of warranty or agreement under this Agreement may not be waived, and a consent may not be rendered, except in a writing executed by the party against which such action is sought to be enforced.  Neither the failure nor any delay by any Person in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  In addition, no course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify or amend any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.  The rights and remedies of the parties to this Agreement are cumulative and not alternative.

11.4     Notices.  All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered if personally delivered by hand (with written confirmation of receipt), (ii) when received if sent by a nationally recognized overnight courier service (receipt requested), (iii) five business days after being mailed, if sent by first class mail, return receipt requested, or (iv) when receipt is acknowledged by an affirmative act of the party receiving notice, if sent by facsimile, telecopy or other electronic transmission device (provided that such an acknowledgement does not include an acknowledgment generated automatically by a facsimile or telecopy machine or other electronic transmission device).  Notices, demands and communications to Buyer and Seller will, unless another address is specified in writing, be sent to the address indicated below:


If to Buyer:
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814
Attn: Randy Hardy
Facsimile No. 208.664.4860
With a copy to:
Dorsey & Whitney LLP
1420 Fifth Avenue, Suite 3400
Seattle, Washington 98006
Attn: Kimberley R. Anderson


Facsimile No. 206.260.8917

If to Seller:
Ronald W. Guill
Small Mine Development
967 E. ParkCenter Blvd.
PMB #396
Boise, ID  83706
Facsimile No. 208.338.8881

With a copy to:
Greg Vietz
910 W. Main St., Suite 248
Boise, ID  83702
Facsimile No. 208.343.6883

11.5     Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement, except that Buyer may assign any of its rights under this Agreement to one or more Subsidiaries of Buyer, so long as Buyer and the Subsidiar(ies) jointly and severally remain responsible for the performance of all of its obligations under this Agreement.  Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

11.6     No Third-Party Beneficiaries.  Nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

11.7     Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.8     Complete Agreement.  This Agreement, the Confidentiality Agreement and, when executed and delivered, the Ancillary Agreements contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral.

11.9     Schedules.  The Disclosure Schedule contains a series of schedules corresponding to the sections contained in Articles III, IV and VI.

11.10     Signatures; Counterparts.  This Agreement may be executed in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.  A facsimile signature will be considered an original signature.

11.11     Survival.  Notwithstanding any investigation made by or on behalf of any of the parties to this Agreement or the results of any such investigation and notwithstanding the fact of, or the participation of such party in, the Closing, the representations, warranties and agreements in this Agreement will survive the Closing.

11.12     Governing Law.  **THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF IDAHO WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.**

11.13     Specific Performance.  Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of the Company is unique, that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at law would not be adequate to compensate such other parties not in default or in breach.  Accordingly, each of the parties agrees that the other parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity (without any requirement that Buyer provide any bond or other security).  The parties waive any defense that a remedy at law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

11.14    Jurisdiction.  Each of the parties submits to the exclusive jurisdiction of any state or federal court sitting in Kootenai County, Idaho in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.  Each party also agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect to any such action or proceeding.  The parties agree that either or both of them may file a copy of this paragraph with any court as written evidence of the knowing, voluntary and bargained agreement between the parties irrevocably to waive any objections to venue or to convenience of forum.

11.15    Waiver of Jury Trial.  **EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 0.**

11.16    Construction.  The parties and their respective counsel have participated jointly in the negotiation and drafting of this Agreement.  In addition, each of the parties acknowledges that it is sophisticated and has been advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  The parties intend that each representation, warranty and agreement contained in this Agreement will have independent significance.  If any party has breached any representation, warranty or agreement in any respect, the fact that there exists another representation, warranty or agreement relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached will not detract from or mitigate the fact that the party is in breach of the first representation, warranty or agreement.  Any reference to any Law will be deemed to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  The headings preceding the text of articles and sections included in this Agreement and the headings to the schedules and exhibits are for convenience only and are not be deemed part of this Agreement or given effect in interpreting this Agreement. References to sections, articles, schedules or exhibits are to the sections, articles, schedules and exhibits contained in, referred to or attached to this Agreement, unless otherwise specified.  The word "including" means "including without limitation."  A statement that an action has not occurred in the past means that it is also not presently occurring.  When any party may take any permissive action, including the granting of a consent, the waiver of any provision of this Agreement or otherwise, whether to take such action is in its sole and absolute discretion.  The use of the masculine, feminine or neuter gender or the singular or plural form of words will not limit any provisions of this Agreement.  A statement that an item is listed, disclosed or described means that it is correctly listed, disclosed or described, and a statement that a copy of an item has been delivered means a true and correct copy of the item has been delivered.

11.17    Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

**IN WITNESS WHEREOF**, Buyer and Seller have executed this Stock Purchase Agreement as of the date first above written.

| | |
|---|---|
| **BUYER:** | **SELLER:** |
| **TIMBERLINE RESOURCES CORPORATION** | **RONALD GUILL** |
| By: | By: |
| Name: RANDAL L. HARDY | Name: RONALD W. GUILL |
| Title: CEO | Title: [illegible] |
| 2-23-08 | 2-23-08 |





## Schedule A

The individuals listed below shall be paid by Buyer in cash the amounts set forth next to each individual's name if such individual remains employed by the Buyer of any of its subsidiaries on the fourth anniversary of the Closing.

| Name | Amount |
|---|---|
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| Total | $5,000,000 |

**Schedule 4.7**

**Confidentiality Agreements**

NOT APPLICABLE

**Schedule 4.8(a)**

**Real Property**

St. George, UT  Land & Shop

**Schedule 4.8(b)**

**Real Property Leased**

Office Lease     670 E. Riverpark Lane, Ste. 100, Boise, ID  83706

**Schedule 4.8(c)**

**Encumbrances on Assets**

**Small Mine Development**
**List of Required Schedules**
**Schedule 4.8(c)**

| Asset Description Name | Yr. of manuf | S/N |
|---|---|---|
| Atlas Copco 282 drill | 2004 | AVO04A109 |
| Atlas Copco M2C drill | 2004 | AVO04A166 |
| Atlas Copco 282 drill w/cab | 2007 | AO07A109 |
| Atlas CopcoST 1020 LHD | 2006 | AVO05X214 |
| Atlas Copco ST 1030 LHD | 2008 | AVO07X247 |
| Atlas Copco MC Boltec | 2005 | AVO5A234 |
| Atlas Copco MC Boltec | 2007 | AVO07A119 |
| Cat AD30 Truck | 2005 | CXR00136 |
| T-EJC 522E TRK | 2006 | 3891 |
| T-EJC 522 TRK | 2002 | 3385 |
| TORO 007 LHD | 2005 | T5007214 |
| Axera D07-240 | 2007 | I06D10532-1 |
| Sandvik L7 LHD - test unit | 2006 | T607U401 |
| Tamrock Robolt D05-126 XL | 2005 | 3802 |
| Tamrock Robolt D05-126 XL | 2006 | 3981 |
| Tamrock Robolt D05-126 XL | 2006 | 4050 |
| Tamrock Robolt D05-126 XL | 2007 | L07B4182 |
| Cat AD30 Truck | 2005 | DXR00205 |
| Cat AD30 Truck | 2005 | DXR00207 |
| Cat AD30 Truck | 2007 | DXR00270 |
| Cat AD30 Truck | 2007 | DXR00274 |
| Cat AD30 Truck | 2007 | DXR00289 |
| Cat AD30 Truck | 2007 | DXR00293 |
| Tamrock Robolt D05 | 2008 | tba |
| Sandvik LHD410 | 2008 | tba |

**Schedule 4.8(d)**

---

**Fixed Assets**

**Small Mine Development**
**List of Required Schedules**
**Schedule 4.8(d)**

2/18/2008

Automobiles

| Year | Make | Model | Color | VIN |
|---|---|---|---|---|
| 97 | FORD | PU | WHITE | 1FTHX26G9VEAO9465 |
| 1997 | FORD | F250 FB | | 1FTHX26G3VEC43696 |
| 1999 | FORD | PU | BLUE | 1FTPX28L1XKA25654 |
| 1999 | FORD | F350 SCAB | WHITE | 1FTSX31S2XED71213 |
| 2000 | FORD | DIESEL | WHITE | 1FTNX21F5YEDO7999 |
| 2000 | FORD | F250 FB | RED/WHITE | 1FTNF21L7YED46702 |
| 2000 | FORD | F350 | WHITE | 1FDWF36S3YEA28596 |
| 2001 | FORD | F250 | WHITE | 1FTNX21S41EC56501 |
| 2001 | FORD | F350 | WHITE | 1FTWW33F21EC51908 |
| 2001 | FORD | VAN | WHITE | 1FBSS31S81HB09351 |
| 2001 | FORD | VAN | SILVER | 1FBSS31S01HB09344 |
| 2001 | FORD | F250 Supercab | WHITE | 1FTNX21F51EA35587 |
| 2001 | FORD | PU 250 | WHITE | 1FTNX21S91ED12299 |
| 2001 | FORD | PU 4DR | WHITE | 1FTNX21S21EA79155 |
| 2001 | FORD | PU 4DR | WHITE | 1FTNX21SO1EC23740 |
| 2002 | FORD | PU | WHITE | 1FTNX21S12EB49973 |
| 2002 | FORD | E350 | TAN | 1FBSS31292H85675 |
| 2003 | FORD | E350 | WHITE | 1FBSS31S53HB47123 |
| 2003 | | FLATBED TRAILER | | UTT24689 |
| 2003 | FORD | E350 CLBWAGON | WHITE | 1FBNE31S23HB31305 |
| 2003 | FORD | E350 CLBWAGON | SILVER | 1FBNE31L23HB25688 |
| 2003 | FORD | PU | WHITE | 1FTNX21LO3EB53068 |
| 2004 | FORD | F250 | WHITE | 1FTNX21S14ED33247 |
| 2004 | FORD | PU | WHITE | 1FTNX21L54EB08984 |
| 2004 | FORD | PU 4DR | WHITE | 1FTNX21S34EB32983 |
| 2004 | FORD | E350 CLBWAGON | WHITE | 1FBSS31S54HB03494 |
| 2004 | FORD | PU | WHITE | 1FTNX21S44EB09311 |
| 2004 | FORD | FORD CLBWAGON | WHITE | IFBNE31L34HA69083 |
| 2005 | FORD | F250 SUP | WHITE | 1FTSX21434EC83336 |
| 2005 | FORD | F250 S CAB | WHITE | 1FTSX21P25EC80896 |
| 2005 | FORD | F250 SCAB | WHITE | 1FTSX21P45EB75826 |
| 2005 | FORD | F250 | WHITE | 1FTSX21Y35EB59481 |
| 2006 | FORD | PU | RED | IFTPW14546KC02393 |
| 2006 | ECONOL | E350 CLBWAGON | WHITE | 1FBNE31LX6HA80892 |
| 2006 | FORD | F250 CREW CAB 4x4 | WHITE | 1FTSW21PX6ED31565 |
| 2006 | FORD | S Cab XLT | WHITE | 1FTSX21YO6ED75984 |
| 2006 | FORD | F250 | WHITE | 1FTSW21P56EA25034 |
| 2006 | FORD | F250 | WHITE | 1FTSW21P96EA25070 |
| 2006 | FORD | F250 Supercab | WHITE | 1FTSW21P86ED78089 |
| 2006 | FORD | F350 | WHITE | 1FDWX37P96EC90160 |
| 2006 | FORD | CREW CAB 4x4 | WHITE | 1FTSW21P06ED77857 |
| 2006 | ECONOL | E350 CLBWAGON | WHITE | IFBNE31L16HA80960 |
| 2006 | FORD | F250 | WHITE | IFTSW21P36EB97904 |
| 2006 | GMC | SIERRA | RED | 1GTHK33D76F186798 |

Page 1

**Small Mine Development**
**List of Required Schedules**
**Schedule 4.8(d)**

2/18/2008

| | | | | |
|---|---|---|---|---|
| 2006 | FORD | F250 SUP | WHITE | IFTSX21P66ED11679 |
| 2007 | FORD | F350 | WHITE | 1FTWW31P77EA83185 |
| 2007 | FORD | F250 CREW CAB 4x4 | WHITE | 1FTSW21P97EA94293 |
| 2008 | Chevy | LD2500 | WHITE | 1GCGK23658F100533 |
| | DODGE | CREW PICKUP | | 3D7KS28C45G715403 |
| 2005 | FORD | F350 CREWCAB | TAN | 1FTWW31935EA73329 |
| 2004 | FORD | E350 CLBWAGON | WHITE | 1FBSS31SX4HB21134 |
| 2008 | FORD | F250 | WHITE | 1FTSW21R48EC40084 |
| 2006 | FORD | F250 | WHITE | 1FTSW21P66ED95313 |
| 2006 | FORD | F250 | WHITE | 1FTSW21P96ED63519 |
| 2006 | FORD | PU | WHITE | 1FTSW21P86EA65379 |
| 2004 | FORD | E350 CLBWAGON | WHITE | IFBSS31L14HA07063 |
| 2000 | FORD | E350 VAN | WHITE | IFBSS31L3YHB91798 |
| 2005 | FORD | F250 S CAB | WHITE | 1FTXS21P25EA97630 |
| 2000 | FORD | PU | WHITE | 1FTNF21L8YEB98110 |
| 2001 | FORD | F250 S CAB | WHITE | 1FTNX21S41EC56501 |
| 2001 | FORD | F250 | Orange | 1FTNX21S61EA47325 |
| 99 | FORD | PU | WHITE | 1FTNF21LXYEB52813 |

Office Property
**Asset Description**
Haworth Double workstation
Allsteel workstation
Wood front combo-Desk
Black tower
Lockers-Mens
Lockers-(womens)
Metal Black Coat Tree
Noctural Satellite (desk lamp)
Aurora Shelving 3-42"
Aurora Shelving -CBS
Hon Box file
Hon Multi-File Ped Black
Hon Side Chairs metal&plastic
Hon Maple Conference table
Mobile Lounge Chairs-Lobby
Black Haw Chairs
2-drawer lateral file-30w
2-drawer lateral file-36w
black pedestal file
locks
black metal maple legs
maple desk shell-bow front
maple desk shell
maple credenza shells
42" maple bridge
22"x48" maple bridge
36"x72" maple bookcases
maple organizer hutchers
tasklights for hutches
fabric tackboards
2" nylon bells glide back
fabric int4egra benches (yds)
Hon Side Chairs
bookcase 75-30
CBS Aurora 42x15x76 6 shelving
45"W Bench
single lockers (sand colored)
Maple Hutch
task light for hutch
fabric tackboard

Hon-2 drawer lateral file-36w
open shelf-storage closet

**Small Mine Development**
**List of Required Schedules**
**Schedule Schedule 4.8(d-2)**

| SMD# | INS# | Equipment Name | Yr. of manuf. | Yr. Aquired | SMD Purch. Price | S/N | Ins. Amt.* | Lien Holder | LOC ** | NOTES |
|---|---|---|---|---|---|---|---|---|---|---|
| B07 | | KL3054 | 1996 | 1996 | $15,000 | 529500654 | | | SGU | |
| B10 | | Emico 955 SC Spray Boom Trk | 1984 | 1998 | $5,000 | 9550610 | | | Chukar | modified to spray boom jan 2006 |
| B11 | | Kubota L4610 | 1999 | 1999 | $26,000 | 71261 | | | SGU | |
| B12 | | Geep Utility Unit | 2001 | 2002 | $19,000 | LNBELCH102099 | | | Getchell | |
| B13 | | Kubota L4300 w/forks | 2002 | 2003 | $24,000 | 50946 | | | Getchell | |
| B14 | | New Holland M70 Tractor | 2004 | 2004 | $31,500 | 1320623 | | | Getchell | |
| B14 | | Kubota MX5000 boss buggy | 2003 | 2003 | $26,000 | 50230 | | | Storm P | |
| B15 | | New Holland M70 Tractor | 2004 | 2004 | $31,500 | 1320887 | | | Getchell | |
| B16 | | Kubota 4330 Tractor | 2004 | 2004 | $26,900 | 13183 | | | Chukar | |
| B17 | | Kubota 4330 Tractor | 2004 | 2004 | $26,900 | 33387 | | | Getchell | |
| B18 | | Kubota 4330 Tractor | 2004 | 2004 | $26,900 | 33390 | | | CE/LVE | |
| B19 | | Kubota ATV900 Buggy | 2004 | 2004 | $11,000 | 13214 | | | SGU | junked in SGU |
| B20 | | Kubota ATV900 Buggy | 2004 | 2004 | $11,000 | 13214 | | | SGU | junked in SGU |
| B21 | | Kubota ATV900 Buggy | 2004 | 2004 | $11,000 | 13183 | | | SGU | junked in SGU |
| B22 | | Kubota ATV900 Buggy | 2004 | 2004 | $11,000 | 13187 | | | SGU | junked in SGU |
| B23 | | Kubota ATV900 Buggy | 2004 | 2004 | $11,000 | 22526 | | | SGU | junked to Tracy Jelle 09-26-07 |
| B24 | | Kubota 4330 Tractor | 2004 | 2004 | $28,000 | 33850 | | | CE/LVE | |
| B25 | | Kubota 4630 Tractor | 2004 | 2004 | $30,000 | 32905 | | | Pinson | |
| B26 | | Newholland TN70 Tractor | 2005 | 2005 | $35,000 | HJE022107 | | | CE/LVE | |
| B27 | | Newholland TN70 Tractor | 2005 | 2005 | $35,000 | HJE022861 | | | CE/LVE | |
| B28 | | Miller/Toyota Mechanics Truck | 2005 | 2005 | $50,000 | T998 | | | CE/LVE | |
| B29 | | Newholland TN70 Tractor | 2006 | 2006 | $38,000 | HJE056277 | | | Cortez Hills | |
| B30 | | Newholland TN70 Tractor | 2006 | 2006 | $38,000 | HJE068860 | | | Chukar | |
| B31 | | Newholland TN70 Tractor | 2006 | 2006 | $38,000 | HJE050525 | | | Chukar | |
| B32 | | Newholland TN70 Tractor | 2006 | 2006 | $38,000 | HJE062831 | | | Storm P | |
| B33 | | Newholland TN70 Tractor | 2006 | 2006 | $38,000 | HJE061912 | | | Getchell | |
| B34 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | HJE070486 | | | GS2 | |
| B35 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | HJE070944 | | | Storm P | |
| B36 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | HJE060274 | | | Cortez Hills | |
| B37 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | HJE091284 | | | Chukar | |
| B38 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | HJE082647 | | | CE/LVE | |
| B39 | | Newholland TN70 Tractor | 2007 | 2007 | $40,250 | HJE061475 | | | GS2 | |
| B40 | | Newholland TN70 Tractor | 2007 | 2007 | $38,000 | tba | | | tba | still @ NWMS |
| C00 | | I-R 100 Air Compressor | 1988? | 1994 | $2,000 | SMD-07 | | | SGU | |
| C01 | | I-R 335 Air Compressor | 1978 | 1987 | $4,500 | 078-937 | | | SGU | |
| C02 | | I-R 375 Air Compressor | 1988 | 1991 | $8,000 | 140144 | | | SGU | |
| C05 | | GD 1200 Air Compressor | 1990 | 1994 | $29,500 | 1684 | | | Chukar | |
| C08 | | GD Electric 150 HP Compressor | 2000 | 2000 | $31,000 | 6289 | | | GS2 | |
| C09 | | Sullair D750Q7CA diesel comp. | 2002 | 2005 | $21,000 | 560322 | | | Cortez Hills | |
| C10 | | EAPQMB 100 hp Electric Comp | 2003 | 2005 | $14,000 | 42525 | | | Pinson | |
| C11 | | 850 CFM Electric Compressor | 2006 | 2006 | $51,000 | F001315 | | | Cortez Hills | |
| C12 | | GD Electric 150 HP Compressor | 2007 | 2007 | $51,000 | S255399 | | | GS2 | Model # EAQ99Q02 |
| C13 | | I-R XP825WCW diesel comp | 2006 | 2007 | $42,500 | 337653 | | | Pinson | purchased 4/6/07 used |
| CAT01 | | Cat D4C | 1996 | 1996 | $65,000 | 6YL00661 | | | GS2 | for jamming |
| CAT03 | D | Cat 322BL w/hammer | 1997 | 1997 | $195,000 | 1YS00493 | | | Chukar | |
| CAT04 | D | Cat966G | 1999 | 1999 | $265,000 | 3ZS00326 | | | Storm P | |
| CAT06 | | Cat TI 416C | 1997 | 1997 | $65,000 | 1WR03188 | | | CE/LVE | |
| CAT08 | D | Cat IT-28F loader | 1998 | 1999 | $120,000 | 03CK02075 | | | Cortez Hills | |
| CAT09 | | Cat988B | 1987 | 2003 | $53,000 | 50W08895 | | | Chukar | |
| CAT10 | | CatD3G | 2004 | 2004 | $55,000 | CJMH01016 | | | CE/LVE | |
| CAT11 | | CatD3GXL | 2004 | 2005 | $65,000 | CFC00942 | | | Chukar | |
| CAT12 | | Caterpillar Backhoe 416B | 2004 | 2004 | $22,000 | 8SG04962 | | | Getchell | |
| CAT13 | | Cat D4C | 1990 | 2005 | $22,000 | 1RJ00850 | | | Storm P | |
| CAT14 | D | Cat966G | 2004 | 2005 | $210,000 | AXJ01784 | | | Getchell | |
| CAT15 | | CatD4G | 2006 | 2006 | $86,500 | HYD00918 | | | CE/LVE | purchased 9/1/06 |

# Small Mine Development
## List of Required Schedules
## Schedule Schedule 4.8(d-2)

2/18/2008

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| CAT16 | D | Cat950G | 2005 | 2007 | $112,000 | AXX00794 | | | GS2 | purchased off rent from Cashman 1/22/07 |
| CAT17 | | Cat Tractor D4GXL | 2006 | 2007 | $79,000 | HYD01530 | | | Storm P | purchased for jamming |
| CH01 | | Eimco 75 Cutter Head | 2001 | 2001 | $75,000 | N/A | | | Cortez Hills | used with Cat 322BL |
| CRF02 | | CRF Batch Plant #2 w/silo | 1999 | 1999 | $50,000 | SMD BF02 | | | SGU | junked for parts |
| CRF03 | | CRF Batch Plant #3 w/silo | 2003 | 2003 | $50,000 | SMD BF03 | | | Getchell | |
| CRF04 | | CRF Batch Plant #4 w/silo | 2005 | 2005 | $50,000 | SMD BF04 | | | CE/LVE | Sold to NGC w/o silo |
| CRF05 | | CRF Batch Plant #5 w/silo | 2005 | 2005 | $50,000 | SMD BF05 | | | Chukar | |
| CRF06 | | CRF Batch Plant #6 w/o silo | 2006 | 2006 | $50,000 | SMD BF06 | | | Storm P | |
| CRF07 | | CRF Batch Plant #8 w/o silo | 2007 | 2007 | $50,000 | SMD BF07 | | | SGU | |
| CRF08 | | CRF Batch Plant #9 w/o silo | 2007 | 2007 | $50,000 | SMD BF08 | | | SGU | |
| D01 | | ATH/Q-12 Secoma Drill | 1980 | 1987 | $30,000 | 1960 | | | SGU | |
| D04 | B | Tamrock 205 drill | 1994 | 1994 | $322,000 | 94D311-A | $450,000 | | Chukar | |
| D06 | B | Q-12 Secoma Drill | 1995 | 1995 | $255,000 | 2867 | $300,000 | | SGU | |
| D09 | | ATH-12B Secoma Drill | 1982 | 1995 | $15,000 | 1904 | | | SGU | |
| D10 | B | Q-12 Secoma Drill | 1996 | 1996 | $255,000 | 2881 | $300,000 | | Pinson | |
| D13 | B | Atlas Copco 282 drill | 1998 | 1999 | $311,000 | AVO98A192 | $450,000 | | Getchell | |
| D24 | C | Cubex 5200 drill | 1990 | 1991 | $225,000 | 5533-10-90 | $315,000 | | Chukar | |
| D25 | D | Cubex 6200 drill (TH) | 1996 | 1996 | $265,000 | 7535-07-96 | | | GS2 | |
| D26 | C | Cubex 6200N RRC drill | 1998 | 1999 | $265,000 | 7577-03-98 | $315,000 | | CE/LVE | |
| D27 | B | Axera D06-226 | 2002 | 2002 | $400,000 | 3267 | $450,000 | | CE/LVE | |
| D28 | B | Axera D06-226 | 2002 | 2003 | $399,000 | 3270 | $450,000 | | Getchell | |
| D29 | C | Cubex 5200 drill | 2003 | 2003 | $269,000 | 10094 | $315,000 | | Getchell | |
| D30 | C | Tamrock SOLO | 2003 | 2003 | $274,000 | 102A5030 | $274,000 | | GS2 | |
| D31 | B | Tamrock 205 drill | 1995 | 2004 | $275,000 | 95AD824 | $450,000 | | CE/LVE | |
| D32 | A | Atlas Copco 282 drill | 2004 | 2004 | | AVO04A109 | $452,000 | Atlas Copco | GS2 | |
| D33 | B | Axera D06-226 | 2004 | 2004 | $525,000 | 3726 | $650,000 | | Cortez Hills | |
| D34 | | Secoma Mercury 14 longhole drill | 1992 | 2004 | $15,000 | 2326 | | | Cortez Hills | |
| D35 | A | Atlas Copco M2C drill | 2004 | 2004 | | AVO04A186 | $615,000 | Atlas Copco | Storm P | |
| D36 | C | Cubex 5200 drill | 2004 | 2004 | $316,000 | 10129 | $315,000 | | Chukar | |
| D37 | B | Axera D07-240 | 2006 | 2006 | $722,000 | 9535-1 | $722,000 | | Chukar | |
| D38 | A | Axera D07-240 | 2007 | 2007 | $744,000 | 106D10532-1 | $744,000 | Wells Fargo | CE/LVE | 2/21/2003 |
| D39 | B | Cubex 5200 drill | 2007 | 2007 | $424,000 | 10194 | $424,000 | | GS2 | |
| D40 | A | Atlas Copco 282 drill w/cab | 2007 | 2007 | $640,000 | AO07A109 | $640,000 | Atlas Copco | Storm P | arrival in May 2007 |
| D41 | E | Cubex 6200 RRC drill | [illegible] | 2006 | [illegible] | [illegible] | $400,000 | | Storm P | traded from Barrick for M702 + $50,000 [illegible] |
| ET01 | | Getman A64 anfo truck | 1992 | 2004 | $20,000 | 6415 | | | Pinson | |
| ET02 | | Getman A64 anfo truck | 1992 | 2004 | $20,000 | 4821 | | | GS2 | |
| ET03 | | Getman A64 anfo truck | 1992 | 2004 | $20,000 | 4809 | | | CE/LVE | |
| ET04 | | Getman A64 anfo truck | 1992 | 2005 | $22,000 | 4701 | | | Storm P | |
| ET05 | | Getman A64 anfo truck | 1992 | 2005 | $22,000 | 6011 | | | Chukar | |
| ET06 | | Getman A64 anfo truck | 1992 | 2005 | $22,000 | 4993 | | | Cortez Hills | |
| FL01 | | 125M/LHD fill dozer | 1994 | 1994 | $85,000 | 122194 | | | SGU | |
| FL02 | | 125M/LHD | 1995 | 1995 | $95,000 | [illegible] | | | [illegible] | sold |
| FL03 | | 125M/LHD rebuilt | [illegible] | 1999 | [illegible] | [illegible] | | | [illegible] | sold |
| FL04 | | Kubota R420 w/forks | 1996 | 1996 | $45,000 | 10033 | | | CE/LVE | |
| FL06 | | Skytrac 8042 | 1996 | 2002 | $38,000 | F1186 | | | Chukar | |
| FL07 | | Skytrac 8042 | 1996 | 2003 | $38,000 | 1231 | | | Getchell | |
| FL08 | | Skytrak 8042 | 1996 | 2004 | $29,000 | 1164 | | | Getchell | |
| FL09 | | Skytrak 8042 | 1994 | 2004 | $27,000 | 114 | | | Getchell | |
| FL10 | | Skytrak 8042 | 1996 | 2004 | $29,000 | 1006 | | | CE/LVE | |
| FL11 | | Skytrak 8042 | 1998 | 2003 | $29,000 | 1118 | | | SGU | for repairs |
| FL12 | | Skytrak 8042 | 1999 | 1999 | $35,000 | 10410 | | | Storm P | |
| FL13 | | Skytrak 8042 | 1999 | 1999 | $35,000 | 9050 | | | CE/LVE | |
| FL14 | | Skytrak 6036 | 1998 | 2005 | $33,000 | 6072 | | | Chukar | |
| FL15 | | Skytrak 8042 | 1997 | 2005 | $33,000 | 2196 | | | Pinson | |
| FL16 | | Skytrak 8042 | 1997 | 2006 | $35,000 | 1848 | | | Storm P | |
| FL17 | | Skytrak 8042 | 2000 | 2006 | $34,000 | 13637 | | | GS2 | |
| FL18 | | Kubota 420 FL | 2007 | 2007 | $42,500 | 10871 | | | CE/LVE | |

**Small Mine Development**
**List of Required Schedules**
**Schedule Schedule 4.8(d-2)**



| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| FL19 | | Kubota 420 FL | 2007 | 2007 | $42,500 | 10868 | | | SGU | |
| FL20 | | Skytrak 8042 | 2000 | 2007 | $27,500 | 11145 | | | Cortez Hills | |
| FL21 | | Skytrak 8042 | 2000 | 2007 | $27,500 | 11789 | | | Cortez Hills | |
| FL22 | | Skytrak 8042 | 2007 | 2007 | $33,000 | 13145 | | | CE/LVE | |
| GS01 | | 25 KW Generator | 1982 | 1982 | $13,500 | B7782CF | | | CE/LVE | At Paul's House |
| GS02 | | 75 KW Generator | 1978 | 1984 | $4,500 | SMD-G02 | | | Cortez Hills | |
| GS03 | | 320 KW Cat Generator | 1993 | 1993 | $65,000 | 8LF01254 | | | SGU | |
| GS06 | | 545 KW Cat Generator | 1995 | 1996 | $90,000 | SMD-G06 | | | Cortez Hills | |
| GS07 | | 320 KW Cat Generator | 2002 | 2002 | $65,000 | 8ER03152 | | | Cortez Hills | |
| GS08 | | 45 KW Multi Quip Generator | 2002 | 2005 | $11,000 | 7202020 | | | Cortez Hills | |
| L01 | | JCI-125M/LHD | 1981 | 1981 | $80,000 | 90681 | | | SGU | |
| [illegible] | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
| L03 | | JCI-300M/LHD - RPM | 1990 | 1991 | $115,000 | 61990 | | | SGU | |
| L04 | | JCI-250M/LHD | 1993 | 1993 | $135,000 | 66393 | | | Chukar | |
| [illegible] | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
| L07 | C | JCI-400MRC/LHD | 1994 | 1994 | $180,000 | 22794 | $400,000 | | Getchell | |
| L08 | | JCI-300M/LHD - RPM | 1994 | 1994 | $125,000 | 65794 | | | Getchell | |
| L09 | C | JCI-400M/LHD | 1994 | 1994 | $180,000 | 22994 | $400,000 | | Getchell | |
| L10 | | JCI-300M/LHD - RPM | 1994 | 1994 | $125,000 | 65894 | | | Getchell | |
| L11 | | JCI-300M/LHD - RPM | 1983 | 1995 | $75,000 | 56685-RB94 | | | SGU | |
| L12 | | JCI-300M/LHD - RPM | 1995 | 1995 | $125,000 | 66495 | | | SGU | |
| L14 | C | T-EJC 210DRC | 1996 | 1997 | $215,000 | 2712 | $450,000 | | CE/LVE | |
| L15 | C | MTI-300MRC/LHD- RPM | 1997 | 1997 | $175,000 | 25413/5626/97 | $300,000 | | SGU | |
| L16 | C | T-EJC 210DRC | 1998 | 1998 | $375,000 | 2927 | $450,000 | | CE/LVE | |
| L20 | C | JCI700-MRC | 1992 | 2002 | $39,000 | P1221 | $450,000 | | Chukar | |
| L21 | C | JCI-700MRC | 1991 | 2002 | $30,000 | 55391 | $450,000 | | Chukar | |
| L22 | C | TORO L007 LHD | 2002 | 2003 | $315,000 | T1007041 | $450,000 | | Storm P | |
| L23 | C | TORO 006 LHD | 2002 | 2003 | $352,000 | T1006011 | $400,000 | | Getchell | |
| L24 | C | TORO 006RC LHD | 2003 | 2003 | $352,000 | T3006044 | $400,000 | | Getchell | |
| L25 | C | T-EJC 210DRC | 1998 | 2004 | $255,000 | 2627 | $450,000 | | GS2 | |
| L26 | C | T-EJC 210DRC | 1998 | 2004 | $255,000 | 2661 | $450,000 | | GS2 | |
| L29 | C | TORO L007 LHD | 2004 | 2004 | $450,000 | T4007156 | $550,000 | | Storm P | |
| L30 | C | TORO L1250 | 2000 | 2004 | $85,000 | T0125037 | $550,000 | | Cortez Hills | |
| L31 | C | TORO L1250 | 2000 | 2004 | $85,000 | T0125031 | $550,000 | | Cortez Hills | |
| L32 | C | MTI LT-1050RC LHD | 2004 | 2005 | $450,000 | 04--3311 | $450,000 | | Chukar | |
| L33 | C | TORO 007 LHD | 2005 | 2005 | $545,000 | T5007214 | $545,000 | | Storm P | paid off 12/07 |
| L34 | C | Atlas CopcoST 1020 LHD | 2006 | 2006 | | AVO05X214 | $460,000 | | CE/LVE | paid off 2/08 |
| L35 | C | Atlas CopcoST 1030 LHD | 2006 | 2006 | $500,000 | AVO06X174 | $500,000 | | CE/LVE | Received 10/30/06 |
| L36 | C | Cat 1600 LHD | 2006 | 2006 | $672,000 | 9PP00205 | $672,000 | | GS2 | new 12/17/06 |
| L37 | A | Sandvik L7 LHD - test unit | 2006 | 2006 | $650,000 | T607U401 | $650,000 | Wells Fargo | Chukar | |
| L38 | C | Atlas CopcoST 1030 LHD | 2007 | 2007 | $530,000 | AVO07X009 | $530,000 | | CE/LVE | delivery April 15,2007 |
| [illegible] | A | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| [illegible] | A | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| LP01 | | Magnum 3060M Lite Tower | 2002 | 2004 | $6,500 | 40025 | | | Storm P | |
| MLC02 | | 1000 KVA mine Load Center -4160v | 2005 | 2005 | $53,000 | 47784-5/05 | | | GS2 | |
| MLC03 | | 1000 KVA mine Load Center - 13.8/4160v | 2005 | 2005 | $62,000 | 48977-11/05 | | | Cortez Hills | |
| MLC04 | | 500 KVA mine Load Center - 13.8v | 2006 | 2006 | $57,500 | 50306-1/06 | | | Cortez Hills | |
| MLC05 | | 500 KVA mine Load Center - 13.8v | 2006 | 2006 | $57,500 | 50305-1/06 | | | Cortez Hills | |
| MLC06 | | 2500 KVA mine Load Center 480/13800 | 2006 | 2006 | $97,800 | 50474 | | | Cortez Hills | |
| MLC07 | | 1000 KVA mine Load Center - 13.8/4160v | 2007 | 2007 | $97,800 | 86744-2/07 | | | GS2 | |
| MLC08 | | 1000 KVA mine Load Center - 13.8/4160v | 2007 | 2007 | $97,800 | 87317-2 5/07 | | | GS2 | |
| MLC09 | | 1000 KVA mine Load Center - 13.8/4160v | 2007 | 2007 | $97,800 | 87317-1 5/07 | | | Getchell | on rent to TR/JV |
| MLC10 | | 1000 KVA mine Load Center - 13.8/4160v | 2007 | 2007 | $97,800 | 88287-9/07 | | | Cortez Hills | |
| MLC11 | | 1000 KVA mine Load Center - 13.8/4160v | 2007 | 2007 | $97,800 | 88287-1 9/07 | | | Cortez Hills | |
| MT01 | | 40' X 60' Sprung Tent | 1999 | 1999 | $35,000 | N/A | | | Cortez Hills | |
| [illegible] | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
| MT03 | | 40' X 85' Sprung Tent | 2004 | 2004 | $45,000 | N/A | | | Storm P | |

# Small Mine Development
## List of Required Schedules
## Schedule Schedule 4.8(d-2)

2/18/2008

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| PS01 | | 600gpm X 800' head pump skid w/tank | 2006 | 2006 | $48,500 | N/A | | | Cortez Hills | junked 6/07 |
| PS02 | | 600gpm X 800' head pump skid w/tank | 2007 | 2007 | $101,000 | N/A | | | Cortez Hills | replacement for PS01 |
| RB03 | B | Secoma Pluton 30 bolter | 1992 | 2001 | $150,000 | 2711 | $450,000 | | Chukar | |
| RB04 | | Secoma Pluton 30 bolter | 1992 | 2001 | $10,000 | 2793 | | | SGU | junked for parts |
| RB05 | B | Tamrock Robolt D05-126 XL | 2002 | 2002 | $442,000 | L02 B3274 | $450,000 | | CE/LVE | |
| RB06 | B | Tamrock Quasar Rolter | 1994 | 2002 | $50,000 | 3026 | $450,000 | | GS2 | |
| RB07 | B | Tamrock Robolt D05-126 XL | 2003 | 2003 | $433,000 | 3488 | $450,000 | | Getchell | lost - insurance paid off |
| RB08 | B | Tamrock Pluton 19B bolter | 1995 | 2003 | $190,000 | 2839 | $450,000 | | CE/LVE | |
| RB10 | B | Secoma Pluton 17B bolter | 1994 | 2004 | $45,000 | 2650 | $450,000 | | GS2 | |
| RB11 | B | Tamrock Robolt D05-126 XL | 2004 | 2004 | $535,000 | 3686 | $535,000 | | Cortez Hills | |
| RB12 | B | Secoma Mercury 14 drill - bolter | 1991 | 1993 | $65,000 | 2653 | $400,000 | | Getchell | |
| RB13 | A | Tamrock Robolt D05-126 XL | 2005 | 2005 | | 3802 | $629,000 | Wells Fargo | CE/LVE | |
| RB14 | A | Atlas Copco MC Boltec | 2005 | 2005 | | AVO5A234 | $732,000 | Atlas Copco | Storm P | |
| RB15 | A | Tamrock Robolt D05-126 XL | 2006 | 2006 | | 3981 | $655,000 | Wells Fargo | CE/LVE | |
| RB16 | A | Tamrock Robolt D05-126 XL | 2006 | 2006 | | 4060 | $675,000 | Wells Fargo | Chukar | |
| RB17 | A | Atlas Copco MC Boltec | 2007 | 2007 | | AVO07A119 | $818,000 | Atlas Copco | Storm P | |
| RB18 | A | Sandvik Tamrock Robolt D05-126 XL | 2007 | 2007 | $731,000 | L07B4182 | $731,000 | Wells Fargo | Cortez Hills | |
| RB19 | [illegible] | Secoma Mercury Bolter | 2000 | 2006 | $150,000 | [illegible] | $450,000 | | Pinson | purchased from Atlas Copco & rebuilt in SGU |
| RB20 | A | Sandvik Tamrock Robolt [illegible] | 2005 | 2008 | $731,000 | n/a | $731,000 | Wells Fargo | Cortez Hills | estimated delivery [illegible] |
| RG02 | | New Holland Motor Grader | 2004 | 2004 | $85,000 | 79A08057 | | | Chukar | |
| RG03 | | Cat 120G | 2000 | 2006 | $79,500 | 87V4487 | | | Cortez Hills | |
| RG04 | | New Holland Motor Grader | 2007 | 2007 | [illegible] | [illegible] | | | Storm P | purchased off rent [illegible] |
| SC01 | | RPM Shotcrete Plant #1 w/o silo | 1996 | 1996 | $35,000 | SMD SC01 | | | Getchell | |
| SC03 | | Reed 215 Shotcte. Mach. | 1996 | 1996 | $20,000 | SMD -S03 | | | Storm P | |
| SC04 | | RPM Shotcrete Plant #3 w/o silo | 1999 | 1999 | $35,000 | SMD SC03 | | | Chukar | |
| SC05 | | RPM-30 SC Plant w/ 350 BBL Silo | 2005 | 2005 | $65,000 | N/A | | | Storm P | |
| SC06 | | RPM-30 SC Plant w/ 350 BBL Silo | 2006 | 2006 | $65,000 | N/A | | | Cortez Hills | |
| SC07 | | Thompson SC Pump | 1995 | 2004 | $5,000 | | | | GS2 | |
| SC08 | | Transcrete SC Pump | 1999 | 1999 | $25,000 | | | | Chukar | w/B10 Sparyer |
| SL01 | | Getman A64 Scissors Lift | 1994 | 1994 | $55,000 | 4999 | | | Cortez Hills | |
| SL02 | | Getman A64 Scissors Lift | 1987 | 2004 | $12,500 | 5612 | | | CE/LVE | |
| ST01 | | SMD Lube/Service Trk | 1996 | 1996 | $50,000 | SMD-STI | | | Getchell | |
| ST02 | | YMCO 460UT Service Trk | 1996 | 1996 | $48,500 | SMD-ST2 | | | Storm P | |
| ST03 | | SMD Service Truck | 1999 | 1999 | $75,000 | SMD-T03 | | | Chukar | |
| ST04 | | Getman 644 Lube Truck | 1991 | 2004 | $12,000 | 5550891 | | | CE/LVE | |
| ST05 | | Getman A64 Flatbed Boom/Wtr Trk | 1992 | 2005 | $20,000 | SMD-ST05 | | | Cortez Hills | |
| ST06 | | Getman Model 5 TA Lube Truck | 1982 | 2005 | $12,000 | 4837 | | | GS2 | |
| ST07 | | Getman 644 Lube Truck | 1980 | 2006 | $5,000 | SMD-ST07 | | | Cortez Hills | |
| SUR01 | | ET/S AAAP-L1A survey setup | 1999 | 1999 | $32,000 | LT0778/39946 | | | Pinson | |
| SUR02 | | ET/S AAAP-L1A survey setup | 2004 | 2004 | $28,000 | LT-0979 | | | Cortez Hills | |
| SUR03 | | Leica TCRP 1203 R300 survey setup | 2006 | 2006 | $35,000 | 214701 | | | Getchell | |
| SUR04 | | ET/S AAAP-L1A survey setup | 2004 | 2006 | $10,000 | XXXXX | | | Chukar | purchased off ebay 9/15/06 |
| SUR05 | | ET/S AAAP-L1A survey setup | 2004 | 2007 | $10,000 | XXXXX | | | GS2 | purchased off ebay 4/1/07 |
| SUR06 | | CMS | 2006 | 2006 | $60,000 | XXXXX | | | Chukar | |
| T01 | | D5-4A Elmac UGT | 1978 | 1984 | $5,000 | SMD-T01 | | | SGU | |
| [illegible] | | [illegible] Elmac UGT | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
| T04 | | D10-4A Elmac UGT - transmixer | 1978 | 1989 | $45,000 | 11100-7049 | | | GS2 | Extra Unit |
| T05 | D | JCI 1504 UGT | 1987 | 1994 | $87,000 | 32050-RB93 | | | Getchell | |
| T06 | D | JCI 1504 UGT | 1994 | 1994 | $150,000 | 83594 | | | Getchell | |
| T07 | D | JCI 1504 UGT | 1994 | 1994 | $150,000 | 83694 | | | Getchell | |
| T10 | C | D8-4A Elmac SCUGT | 1978 | 1999 | $125,000 | SMD-T10 | $250,000 | | Getchell | |
| T11 | C | D5-4A Elmac SCUGT | 1978 | 2003 | $5,000 | 11103 | $250,000 | | CE/LVE | |
| T12 | C | D8-4A Elmac SCUGT | 1978 | 1995 | $45,000 | SMD-T12 | $250,000 | | Storm P | |
| T13 | C | D8-4A Elmac SCUGT | 1978 | 2000 | $125,000 | SMD-T13 | $250,000 | | Chukar | |
| T14 | C | D10-4A Elmac SCUGT | 1978 | 1989 | $45,000 | SMD-T14 | $250,000 | | Pinson | |
| T15 | | D10-4B Elmac UGT - transmixer | 1981 | 1995 | $45,000 | 45513-9239 | | | Chukar | |
| T16 | D | JCI 1604 UGT w/Cab | 1994 | 1996 | $150,000 | 84094 | | | Getchell | |

C-53

**Small Mine Development**
**List of Required Schedules**
**Schedule Schedule 4.8(d-2)**



| [illegible] | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
|---|---|---|---|---|---|---|---|---|---|---|
| T18 | D | JCI 1604 UGT | 1995 | 1996 | $150,000 | 84595RB96 | | | Getchell | |
| T19 | D | JCI 2604C UGT - water trk | 1996 | 1996 | $315,000 | 30291/3671/96 | | | Chukar | Converted to water truck |
| T20 | | 472/T13 YMCO UGT | 1996 | 1996 | $120,000 | 1013 | | | SGU | |
| T21 | D | JCI 1604 UGT | 1994 | 1996 | $150,000 | 84194RB96 | | | Getchell | |
| T22 | | 472/T13 YMCO UGT | 1996 | 1996 | $120,000 | 1014 | | | SGU | |
| T23 | D | JCI 2604C UGT | 1997 | 1997 | $315,000 | 30292/5002/97 | | | Chukar | |
| T24 | | 472/T13 YMCO UGT - service trk | 1996 | 1996 | $120,000 | 1016 | | | SGU | |
| T25 | | Eimco T980 transmixer | 1980? | 1996 | $35,000 | 320210 | | | Getchell | |
| T26 | | Eimco T980 transmixer | 1980? | 1996 | $35,000 | 320212 | | | CE/LVE | |
| T27 | D | Volvo T35 | 1999 | 1999 | $355,000 | A35CV5408 | | | SGU | new water tank available for unit |
| T28 | | YMCO-T13D4YT-water trk | 1999 | 1999 | $140,000 | DBA 1212 | | | Getchell | |
| T30 | | YMCO - T13D4YT - sissiors deck | 2000 | 2000 | $140,000 | DBA-1213 | | | SGU | |
| T31 | D | Wagner MT426 TRK | 1996 | 2004 | $196,000 | BD07P0325 | | | CE/LVE | |
| T32 | A | T-EJC 522 TRK | 2002 | 2003 | | 3385 | $354,000 | Sandvik Rent | GS2 | Sandvik Rental as of 4/15/03 - Canadian Test Unit |
| T33 | D | Wagner MT426 TRK | 1996 | 2004 | $196,000 | DB07P0324 | | | CE/LVE | |
| T35 | D | JCI 1604 UGT w/Cab | 1994 | 2003 | $39,000 | 83894 | | | Getchell | |
| T37 | D | JCI 2604C UGT - water trk | 1989 | 2003 | $39,000 | 11289 | | | Storm P | Converted to water truck |
| T40 | D | T-EJC 522 TRK | 2004 | 2004 | 417000 | 3452 | | | GS2 | |
| T41 | D | T-EJC 522 TRK | 2003 | 2003 | $390,000 | 3540 | | | GS2 | |
| T42 | | 472/T13 YMCO UGT-service trk | 1996 | 2004 | $30,000 | 1015 | | | CE/LVE | |
| T43 | D | Wagner MT436B TRK | 1996 | 2004 | $60,000 | DB36P0220 | | | CE/LVE | |
| T44 | D | Wagner MT436B TRK | 1996 | 2004 | $60,000 | DB36P0224 | | | CE/LVE | |
| T45 | D | Wagner MT436B TRK | 1996 | 2004 | $60,000 | DB36P0225 | | | Pinson | |
| T46 | D | Wagner MT436B TRK | 1996 | 2004 | $60,000 | DB36P0222 | | | CE/LVE | |
| T47 | D | Wagner MT413 - transmixer | 1995 | 2004 | $12,500 | DB01P0267 | | | Storm P | |
| T48 | D | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | [illegible] |
| T49 | D | YMCO - EB476T15 | 2005 | 2005 | $200,000 | 476-010 | | | SGU | |
| T50 | D | Wagner MT436B TRK | 1996 | 2005 | $60,000 | DB36P0201 | | | Pinson | |
| T51 | D | Wagner MT436B TRK | 1996 | 2005 | $60,000 | DB36P0219 | | | Cortez Hills | |
| T53 | A | Cat AD30 Truck | 2005 | 2006 | | DXR00205 | $557,700 | Wells Fargo | Chukar | |
| T54 | A | Cat AD30 Truck | 2005 | 2006 | | DXR00207 | $561,500 | Wells Fargo | Chukar | |
| T55 | C | Elmac D54B SCUGT - spray/pump | 1994 | 2006 | $150,000 | 5010 | $250,000 | | Cortez Hills | built @ Cortez Hills |
| T56 | C | MTI transmixer | 2006 | 2006 | $238,000 | 43283 | $236,000 | | CE/LVE | |
| T57 | C | Normat Transmixer | 2006 | 2006 | $289,000 | 486 | | | CE/LVE | |
| T58 | A | Cat AD30 Truck | 2005 | 2006 | | CXR00136 | $585,000 | Newmont | Chukar | |
| T59 | D | MTI DT3004 Truck | 2005 | 2006 | $370,000 | 43310 | | | Storm P | purchased 6/1/06 |
| T60 | A | T-EJC 522E TRK | 2006 | 2006 | | 3891 | $575,000 | Sandvik Fin | GS2 | purchased 10/1/06 |
| T61 | C | Cat AD30 Truck | 2006 | 2006 | | DXR00230 | $629,000 | | Storm P | new 11/15/06 |
| T62 | C | Normat Spraymec 6050W | 2006 | 2006 | $396,750 | 411 | | | CE/LVE | new 12/15/06 |
| T63 | A | Cat AD30 Truck | 2007 | 2007 | $616,166 | DXR00270 | $616,166 | Wells Fargo | Chukar | Jun-03 |
| T64 | A | Cat AD30 Truck | 2007 | 2007 | $616,166 | DXR00274 | $616,166 | Wells Fargo | Storm P | Aug-03 |
| [illegible] | A | Cat AD30 Truck | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | Wells Fargo | Cortez Hills | [illegible] |
| [illegible] | A | Cat AD30 Truck | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | Wells Fargo | Cortez Hills | [illegible] |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | [illegible] | [illegible] |
| UH01 | | Secoma Mercury 14 utility boom | 1990 | 2006 | $15,000 | 2322 | | | Cortez Hills | 12" pipe hanger boom - will convert to bolter after piping |
| V01 | | Shop/Office Van | 1980 | 1986 | $5,000 | SMD-VOI | | | GS2 | |
| V02 | | Shop/Office Van | 1980? | 1986 | $5,000 | SMD-V02 | | | Pinson | |
| V03 | | Shop/Office Van | 1980? | 1993 | $5,000 | SMD-V03 | | | Storm P | |
| V04 | | Dry Van | 1980 | 1994 | $5,000 | SMD-V04 | | | CE/LVE | |
| V06 | | 24' X 56' Dry Trailer | 1993 | 1993 | $56,000 | SMD-V06 | | | CE/LVE | |
| V07 | | 14' x 80' Dry Trailer | 1996 | 1996 | $80,000 | SMD-V07 | | | Storm P | |
| V08 | | 14' X 80' Office Trailer | 1986 | 2006 | $1,500 | SMD-V08 | | | Cortez Hills | |
| V09 | | 48' Oil Storage Trailer | 2005 | 2005 | $54,000 | SMD-V09 | | | Cortez Hills | |
| [illegible] | | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | | | [illegible] | |
| WJ01 | | Water Jet Blaster Unit | 2002 | 200 | $40,000 | UNK | | | SGU | |

Small Mine Development
List of Required Schedules
Schedule Schedule 4.8(d-2)

2/16/2006

ALL over the rod vehicles including all light vehicles not shown on this list.
After 8/29/01 SMD Disaster, values reported reflect replacement values.
All equipment listed is in good to excellent condition with the exception of some units @ SGU still waiting to be rebuilt.

Units purchased in 2007

**Schedule 4.10**

_____

**Income Tax Returns Filed**

Federal Tax        Form 1120S
Idaho State Tax  Form 40S

## Schedule 4.11

### Material Contracts

| Project Name | Client |
|---|---|
| Chukar | Newmont Mining Corporation |
| Getchell | Turquoise Ridge Joint Venture |
| Leeville | Newmont Mining Corporation |
| Cortez | Barrick North America |
| Storm | Barrick North America |
| Golden Sunlight | Barrick North America |
| Pinson | Pinson Mining Company |

**Schedule 4.13**

**Insurance Policies**

General Liability
Automobile Liability
Excess/Umbrella
Workers Compensation
Property Insurance
Directors and Officers Insurance

**Schedule 4.14**

_____

**Government Authorizations**

| Government Entity | Document | |
|---|---|---|
| ATF | Notice of Clearance | |
| MSHA | Traning Plan | |
| | | |
| MSHA | MSHA ID #'s: | id. # |
| | Chukar, Leeville, Storm | A3V |
| | Getchell | 26-02233 |
| | Cortez | 26-02573 |
| | Golden Sunlight | 24-02286 |
| | Pinson | 26-02652 |
| Nevada State Contractors Board | NV Contractors License | |
| State of California | California Contractors License | |
| State of Arizona | Arizona Contractor Licensen-inactive status | |

**Schedule 4.15(a)**

**List of Employees**

Name
Name
Aiken, Clyde W.
Alderman, Sean D.
Allsup, Ross D.
Anders, Joshua J.
Anderson, Danny
Anderson, Matthew A.
Anderson, Terry S
Apodaca, David
Apodaca, Jesus A.
Araiza, Isaias
Archer, William T.
Archer, Yancy S.
Archuleta, Jason S.
Ashlock, Jerry W.
Atkin, Fredrick J.
Bailey, Brad L.
Bailey, Daniel J.
Bajovich, Marco M.
Ball, Damon K.
Bandy, Christian T.
Barbosa, Kenneth L.
Bassett, Ike
Beauregard, Jon
Beckman, Henry M.
Beckner, Rick S.
Bell, Michael J.
Beltran Gastelum, Ramon Armando
Benavidez, Cody G.
Bennett, Jess R.
Benson, Derek D.
Berry, Richard E.
Besendorfer, Larry A.
Beverland, Adam N.
Bicandi, Kristina M.
Birmingham, Earl Q.
Black, Kory F.
Black, Rachel M.
Blunt, Ben J.
Bodle, Luke A.
Boltz, Eric J.
Boltz, John G.

Boltz, Rick D.
Borresch, Chad M.
Boyles, Paul M.
Branam, George D.
Breitrick, Matthew
Brooks, Leslie H
Brown, Angelique
Brown, Shane
Bundrock, William R.
Burritt, Ricky D.
Butke, Frank G.
Butts, Marvin L.
Caldera, Gustavo A.
Carder, James A.
Castle, David W.
Cate, Mike J.
Catt, Thomas C.
Chaney, Charlotte
Chavez, Gabriel P.
Chavez, Miguel F.
Chavez, Rito
Chavira, Roberto
Christian, Shaun
Cobb, Tyler J.
Conder, Joseph W.
Crawford, Randall W.
Crouch, Timothy J.
Crowley, Ralph
Crowley, Richard E.
Crowley, Thomas W.
Cruea, Rick E.
Dahl, Richard J.
Deyoung, Ted O.
Dodd, James M.
Dodd, Kenneth R.
Dodd, Reed J.
Donohue, Chad M.
Drussel, Michael J.
Edgar, Travis S.
Engelson, Brian H.
Engelson, Jerome D.
Evenson, Wayne A.
Favero, Scott A.

Felzien, Wayne D.
Fildes, Brian K.
Finn, Nathan J.
Ford, Daniel J.
Foriska, James D.
Forstrom, Eric B
Fullmer, James T.
Gardner, Dwaine L.
Garrett, Jason E.
George, Scott L.
Glaxner, Daniel J
Gmirkin, Cheryl L.
Green, James
Griffis, Justin J.
Griffith, Patrick
Griffith, Patrick R.
Grogan, Lestle
Grothmann, Timothy W.
Grover, Dave T.
Guerra, Isaac F.
Guill, Ronald
Gulick, Andrew J.
Gutierrez, Ben
Hall, Jason
Hank, William F.
Hansen, Kent L.
Harding, Shane
Harrison, Dean E.
Hellaby, James P.
Hermansen, Cody E.
Hernandez, Everardo
Hickman, Allen Tyler
Hill, Justin J.
Hill, Mathew A.
Hill, Travis C.
Hokanson, Cory N.
Holcomb, Randy L.
Holmes, Donald F.
Holmes, Eric R.
Houskeeper, Michael A.
Housley, Neil W.
Hoy, Scott R.
Hudson, Keith Alex

Huerta, Ernesto
Hunter, Ronald B.
Inskeep, Cody
Inskeep, Jimmy
Irvine, Roy D.
Jacobo, Jaime Rolando
Janacaro, Joseph W.
Jelle, Tracy K.
Jerome, Jerry L.
Joggerst, David F.
Joggerst, Paul J.
Johns, Stevan D.
Jones, Keith A.
Jorgensen, Jason L.
Kahus, Cody O.
Kahus, David R.
Keller, Rodney
Kelley, Valene L.
Kelly, Chad S.
Kelly, Jeffrey A.
Kennedy, Matthew J.
Key, Jason D.
Kindt, Anthony
Knaack, Joseph C
Kramer, Jason W.
Laudenslager, Robert
Leib, Jesse J.
Lendall, Travis M.
Lenz, Shane A.
Loomis, Jesse
Lott, William J.
Luke, Daniel A.
MacDonald, Steve H.
Macias, Ramon A.
Maes, James
Manhire, Daniel C.
Mansanares, Clark
Marchand, Leo J.
Martin, Robert H.
Martinez, John C.
Masson, Michael E.
Mathews, Steven D.
Medina, Mark A.

Medina, Troy D.
Mercado, Saul
Miller, Dianne M.
Millican, Michael P.
Montague, Mario A.
Montenegro, Jorge A.
Moore, Richard S.
Morales, Jonathan R.
Morash, Brian G.
Morgan, Thomas E.
Morley, Robert G.
Morton, Anita L.
Moyes, Damon T
Munson, Dedrea M.
Murray, Jeff
Myers, Louis J.
Neal, Justin F.
Negro, Angie M.
Nevarez, Adan (Jr.)
Nevarez, Adan A.
Newgard, Timothy L.
Newgard, Tyler L.
Niemi, Richard M.
Norman, Charles R.
O'Connell, Justin W.
Obieta, John L.
Olson, Robert D.
Olson, Robert J.
Ortiz, Alberto
Ostermiller, Tracy A.
Outzen, Taz O.
Owens, Dennis
Owens, Jason D.
Palin, Benjamin G.
Paniagua, Eric B.
Pendergraft, Ronald C.
Perides, Peter J.
Persons, Lonnie L.
Peterson, Jeffrey H.
Piercy, Vincent G.
Pierson, Carl D.
Piirto, Jake S.
Pinheiro, Jim W.

Page 5

Pomerleau, Rejean
Potter, Danial L.
Potter, Darren L.
Pressler, Tony A.
Price, Paul
Prisbrey, Dale E.
Ramasco, Luke D.
Ramsdell, Paul
Rathburn, Don P.
Red, Phillip R.
Redford, Donald Paul
Reeve, Larry G.
Renaud, Johnathan E.
Rodriguez, Francisco
Rogers, Courtney R.
Rogers, Louis H.
Romero, David J.
Romero, Marc A.
Romey, Doyle K.
Rosenkrance, Jerry L.
Rowley, Kimball C.
Rubio, Guadalupe
Rubio, Leonso
Salutregui, Jose L.
Sanchez, Juan Manny
Scarkino, Robert A.
Scheihing, Michael G.
Schield, Tina R.
Schneider, Beau A.
Schomer, Dwayne L.
Schomer, Michael T.
Schurman, David L.
Severance, Debra A.
Severance, Gordon
Sharp, Kim F.
Shepherd, Vernon
Sheridan, Paul A.
Shipley, Steven W
Shoup, Justin C.
Shupe, Yancy W.
Simmons, Lucas F.
Slauter, Hal H.
Sliger, David R.

Smith, Aaron R.
Smith, Ryan T.
Sorenson, Chris C.
Spealman, Casey J.
Stanfill, Justin L.
Steorts, Patrick A.
Stocks, Allen E.
Stone, H. Shayne
Stone, Shalum J.
Stoneman, Dwight D.
Sukut, Brian H.
Sunderland, Bryan J.
Swan, Stephen J.
Symmes, Laura M.
Taylor, Jeff S.
Taylor, Jeffrey V.
Thacker, Charlie
Thompson, Herman J.
Timko, Shausty D.
Tremayne, Travis P.
Trentham, Eric M.
Tsosie, Fredrick
Turner, Joseph P.
Urie, D.R.
Urie, Russell T.
Valladares, Javier M.
Van Patten, Charles
Vega, Elizandro
Vega, Lamberto
Velazquez, Primitivo
Vides, Martin R.
Villano, Juan G.
Wamsley, Stephen W.
Wamsley, William V.
White, Denny D.
White, Ithel Jack
Wiest, Jason J.
Wiest, Justin F.
Wilson, Dale A.
Wilson, Gary S.
Woods, Anthony D.
Woods, Gregory A.
Young, Kevin

Young, Michael R.
Zoeteman, Dale
Zumhofe, William T.

**Schedule 4.15(b)**

**List of Salaried Employees**

Bassett, Ike
Beltran Gastelum, Ramon Armando
Bicandi, Kristina M.
Boltz, John G.
Breitrick, Matthew
Brooks, Leslie H
Chaney, Charlotte
Dodd, James M.
Drussel, Michael J.
Engelson, Brian H.
Forstrom, Eric B
Glaxner, Daniel J
Gmirkin, Cheryl L.
Green, James
Guill, Christopher W.
Guill, Ronald
Guill, Stacey L.
Guill, Timothy A.
Guill, William L.
Kahus, David
Hansen, Kent L.
Hickman, Allen Tyler
Joggerst, David F.
Joggerst, Paul J.
Jones, Keith A.
Knaack, Joseph C
Leib, Jesse J.
Mansanares, Clark
Mathews, Steven D.
Morley, Robert G.
Moyes, Damon T
Murray, Jeff
Myers, Louis J.
Newgard, Timothy L.
Price, Paul
Rathburn, Don P.
Severance, Gordon
Shipley, Steven W
Swan, Stephen J.
Symmes, Laura M.
Young, Michael R.

**Schedule 4.15(c)**

**Employees with Temporary Work Authorization**

NAME
Beltran Gastelum, Ramon Armando

## Schedule 4.16

## Employee Benefit Plans

**Small Mine Development**
**List of Required Schedules**
**Schedule 4.16**

2/18/2008

| **Carrier** | **Insurance** | |
|---|---|---|
| Regence Blue Shield of Idaho | Medical, Dental | |
| Vision Service Plan | Vision | |
| Reliance | Long-term Disability | |
| The Hartford Life Insurance | Life Insurance | |
| Reliant Behavioral Health | Employee Assistance Plan | |
| Principal Financial | 401(k) Retirement Plan | |
| Aflac | Flexible Spending Accounts | |
| | Cafeteria Plan | |
| **IRS Determination Letters** | | |
| Principal Life Insurance Company | 401(k) | Dated: 07/22/2003 |
| Employees on Disability Leave | N/A | |
| C.O.B.R.A. - Current enrollees | Diana Hickman | |
| Potential C.O.B.R.A. electees | | |
| | Sam G. Barfield | |
| | Wayne J. Calkins | |
| | Matthew V. Chavez | |
| | Scott M. Cole | |
| | Shawn Q. Cosper | |
| | Kelly J. Cotton | |
| | Richard S. Dame | |
| | Christopher K. Gording | |
| | Jeremiah D. Howe | |
| | Curtis L. Johnson family | |
| | Kevin W. Kramer | |
| | Patrick M. Lambrecht | |
| | Rob W. Loewen | |
| | Jarod W. Louie | |
| | Angie A. Padilla | |
| | David J. Romero | |
| | Lucas K. Shaffer | |
| | David S. Weathers | |
| | Jill H. Wild | |
| | Gregory A. Woods | |

Schedule 4.1

_____

## Jurisdictions

Idaho
Utah

C-80

**Schedule 6.6**

_____

**Consents and Authorizations**

**Small Mine Development**

**List of Required Schedules**

**Schedule 6.6**

- Written consent of Wells Fargo Bank, National Association pursuant to the Credit Agreement and all related Security Agreements.

**Schedule 10.1**

**Pending Litigation**

NOT APPLICABLE

# EXHIBIT D

## Stock Purchase Agreement for Acquisition of SMD

## Timberline Resources Corporation
## Average Closing Common Stock Price

Section 2.2(b) of Stock Purchase Agreement states:

(b) _____ shares of Buyer Common Stock (insert number
of shares equal to $15.0 million divided by the average
closing price of Buyer Common Stock for the 30 day period
prior to the date of this agreement);

### 30 Days are Jan. 24, 2008 - Feb. 22, 2008

Calculation follows:

| Date | Open | High | Low | Close | Volume |
|---|---|---|---|---|---|
| 22-Feb-08 | 3.29 | 3.29 | 3.14 | 3.28 | 1,500 |
| 21-Feb-08 | 3.13 | 3.30 | 3.08 | 3.30 | 5,100 |
| 20-Feb-08 | 3.19 | 3.19 | 3.00 | 3.19 | 3,500 |
| 19-Feb-08 | 2.84 | 3.20 | 2.84 | 3.10 | 13,900 |
| 15-Feb-08 | 2.74 | 2.79 | 2.50 | 2.79 | 65,700 |
| 14-Feb-08 | 2.75 | 2.79 | 2.67 | 2.79 | 16,500 |
| 13-Feb-08 | 2.84 | 2.84 | 2.72 | 2.79 | 29,600 |
| 12-Feb-08 | 2.65 | 3.10 | 2.65 | 2.85 | 37,700 |
| 11-Feb-08 | 3.25 | 3.30 | 2.70 | 2.85 | 60,500 |
| 8-Feb-08 | 3.30 | 3.30 | 3.20 | 3.30 | 2,400 |
| 7-Feb-08 | 3.30 | 3.30 | 3.30 | 3.30 | 2,800 |
| 6-Feb-08 | 3.30 | 3.34 | 3.07 | 3.34 | 31,000 |
| 5-Feb-08 | 3.25 | 3.35 | 3.20 | 3.30 | 14,900 |
| 4-Feb-08 | 3.16 | 3.35 | 3.05 | 3.10 | 18,400 |
| 1-Feb-08 | 3.35 | 3.35 | 3.10 | 3.20 | 32,600 |
| 31-Jan-08 | 3.33 | 3.45 | 3.10 | 3.45 | 10,800 |
| 30-Jan-08 | 3.65 | 3.65 | 3.45 | 3.50 | 6,500 |
| 29-Jan-08 | 3.55 | 3.80 | 3.55 | 3.70 | 17,900 |
| 28-Jan-08 | 3.40 | 3.55 | 3.40 | 3.55 | 5,100 |
| 25-Jan-08 | 3.35 | 3.50 | 3.25 | 3.40 | 11,600 |
| 24-Jan-08 | 3.50 | 3.50 | 3.21 | 3.35 | 20,200 |

| 30-Day Average: | $ 3.21 |
|---|---|

Shares to be issued as a portion of the Purchase Price:

| $15,000,000 / $3.21 = | 4,672,897 |
|---|---|

# APPENDIX D TO PROXY STATEMENT



Jefferies

Jefferies & Company, Inc.
520 Madison Avenue
New York, NY 10022
Tel 212.284.2550
Fax 212.284.2111
www.jefferies.com

PRIVILEGED AND CONFIDENTIAL

February 21, 2008

The Board of Directors
Timberline Resources Corporation
101 E. Lakeside
Coeur d'Alene, ID 83814

Members of the Board:

We understand that Timberline Resources Corporation, an Idaho corporation (the "Company"), and Ronald Guill (the "Seller") propose to enter into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Company will pay $45,000,000 in cash at closing (the "Initial Cash Consideration"), $20,000,000 in deferred cash payments, payable in equal installments over four years (the "Deferred Cash Consideration," and, together with the Initial Cash Consideration, the "Cash Consideration"), and 4.7 million shares of the common stock, par value $0.001 per share (the "Common Stock") of the Company (the "Stock Consideration," and, together with the Cash Consideration, the "Consideration") for all membership interests in Small Mine Development, LLC, an Idaho limited liability company (the "Target"), owned by the Seller (the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Purchase Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Company for the membership interests of the Target pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company.

In arriving at our opinion, we have, among other things:

i. reviewed a draft dated February 19, 2008 of the Purchase Agreement;

ii. reviewed certain unaudited financial and other information about the Target;

iii. reviewed certain information furnished to us by the Company's management and the Target's management, including financial forecasts and analyses, relating to the business, operations and prospects of the Target;

iv. held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

v. reviewed the valuation multiples for the Target and compared them with those of certain companies that we deemed relevant;

vi.   compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant;

vii.  reviewed certain publicly available information with respect to certain other publicly traded companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;

viii. conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on the assurances of management of the Company, the Target and the Seller that they are not aware of any facts or circumstances that would make such information accurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company or the Target, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company and the Target have informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the managements of the Company and the Target as to the future financial performance of the Company and the Target, respectively. We express no opinion as to any such financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company or the Target, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company, the Target and their respective Boards of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Purchase Agreement to the Company and its stockholders. We have assumed that the final form of the Purchase Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company and/or the Target or the contemplated benefits of the Transaction in any way meaningful to our analysis.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Purchase Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Purchase Agreement or the documents referred to therein. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. In that regard, you have informed us that Ronald Guill is a director of the Company and that he has recused himself from all discussions, deliberations, meetings and actions of, with or by, the Company's Board of Directors with respect to the transactions contemplated by the Purchase Agreement. We express no opinion as to the price at which shares of Common Stock will trade at any time. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to (i) act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction and (ii) assist the Company in obtaining the financing necessary to consummate the Transaction through a combination of a PIPE offering and an offering of convertible notes, in each case, in accordance with the terms of our engagement letter with the Company. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Company, the Target and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company or entities that are affiliated with the Company, for which we would expect to receive compensation.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by the Company for the membership interests of the Target pursuant to the Purchase Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

Very truly yours,

Jefferies & Company, Inc.

JEFFERIES & COMPANY, INC.

**APPENDIX E TO PROXY STATEMENT**

**FINANCIAL STATEMENTS**
**DECEMBER 31, 2007 AND 2006 (AUDITED)**
**AND DECEMBER 31, 2005 (UNAUDITED)**

# SMALL MINE DEVELOPMENT, LLC

**SMALL MINE DEVELOPMENT, LLC**

Table of Contents

| | **Page** |
|---|---|
| **INDEPENDENT AUDITORS' REPORT** | 3 |
| | |
| **FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) AND 2005 (UNAUDITED)** | |
| Balance Sheets | 4 |
| Statements of Income | 5 |
| Statements of Member's Equity | 6 |
| Statements of Cash Flows | 7 |
| Notes to Financial Statements | 8 |
| | |
| **FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)** | |
| Balance Sheets | 26 |
| Statements of Income | 27 |
| Statements of Cash Flows | 28 |
| Notes to Financial Statements | 29 |



CPAs & BUSINESS ADVISORS

## INDEPENDENT AUDITORS' REPORT

To the Owners
**Small Mine Development, LLC**
Boise, Idaho

We have audited the accompanying balance sheets of Small Mine Development, LLC as of December 31, 2007 and 2006 and the related statements of income, changes in member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Small Mine Development, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the financial statements, certain errors resulting in the misstatement of previously reported amounts as of December 31, 2007 and 2006 were discovered by management of the Company during the current year. Accordingly, the 2007 and 2006 financial statements have been restated to correct the error.

*Eide Bailly LLP*

Boise, Idaho
July 03, 2008

PEOPLE. PRINCIPLES. POSSIBILITIES.
www.eidebailly.com
877 West Main St., Ste. 800 • Boise, Idaho 83702-5858 • Phone 208.344.7150 • Fax 208.344.7435 • EOE

1

E-3

# SMALL MINE DEVELOPMENT, LLC

**BALANCE SHEETS**

**DECEMBER 31, 2007, 2006 (AUDITED) AND 2005 (UNAUDITED)**

| | 2007 As Restated | 2006 As Restated | 2005 Unaudited |
|---|---|---|---|
| **ASSETS** | | | |
| CURRENT ASSETS | | | |
| Cash | $ 18,087,232 | $ 11,151,525 | $ 6,090,741 |
| Accounts receivable | 12,870,503 | 13,305,070 | 11,629,370 |
| Accounts receivable - retainage | 1,250,000 | 1,250,000 | 1,250,000 |
| Investments | 1,730,823 | 1,989,871 | 3,455,023 |
| Materials and supplies inventory | 1,262,509 | 1,008,399 | 894,960 |
| Prepaid expenses | - | 1,431,910 | 1,595,504 |
| Total current assets | 35,201,067 | 30,136,775 | 24,915,598 |
| | | | |
| Property and equipment | 39,167,590 | 29,369,481 | 19,459,276 |
| Less accumulated depreciation | (13,072,597) | (10,145,480) | (8,096,526) |
| Net property and equipment | 26,094,993 | 19,224,001 | 11,362,750 |
| | | | |
| | $ 61,296,060 | $ 49,360,776 | $36,278,348 |
| | | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | | |
| CURRENT LIABILITIES | | | |
| Accounts payable | $ 1,054,884 | $ 484,386 | $ 1,811,972 |
| Accrued expenses | 1,463,309 | 801,766 | 429,318 |
| Current portion of long-term debt | 4,067,303 | 2,651,434 | 2,078,323 |
| Total current liabilities | 6,585,496 | 3,937,586 | 4,319,613 |
| | | | |
| Long-term debt, less current portion | 2,082,336 | 1,006,096 | 966,691 |
| | | | |
| Commitments and contingencies | - | - | - |
| | | | |
| MEMBER'S EQUITY | 52,628,228 | 44,417,094 | 30,992,044 |
| | | | |
| | $ 61,296,060 | $ 49,360,776 | $36,278,348 |

# SMALL MINE DEVELOPMENT, LLC

**STATEMENTS OF INCOME**

**YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) AND 2005 (UNAUDITED)**

| | 2007 As Restated | 2006 As Restated | 2005 Unaudited |
|---|---|---|---|
| REVENUE | $ 100,996,718 | $ 80,389,104 | $56,318,732 |
| COST OF REVENUE | 80,636,344 | 61,710,412 | 42,731,453 |
| GROSS PROFIT | 20,360,374 | 18,678,692 | 13,587,279 |
| OPERATING EXPENSES | 1,209,523 | 1,013,150 | 632,127 |
| OPERATING INCOME | 19,150,851 | 17,665,542 | 12,955,152 |
| OTHER INCOME (EXPENSE) | | | |
| Investment income | 714,388 | 1,074,875 | 213,351 |
| Gain on sale of equipment | 317,763 | 39,700 | 22,000 |
| Interest expense | (568,021) | (425,645) | (127,871) |
| NET INCOME | $ 19,614,981 | $ 18,354,472 | $13,062,632 |

# SMALL MINE DEVELOPMENT, LLC

**STATEMENTS OF MEMBER'S EQUITY**

**YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) AND 2005 (UNAUDITED)**

| | |
|---|---:|
| BALANCE, DECEMBER 31, 2004, AS ORIGINALLY REPORTED (UNAUDITED) | $ 14,186,762 |
| Distributions | (2,332,453) |
| Net income | 13,062,632 |
| Prior period adjustment | 6,075,103 |
| BALANCE, DECEMBER 31, 2005, AS RESTATED (UNAUDITED) | 30,992,044 |
| Distributions | (4,929,422) |
| Net income, as restated | 18,354,472 |
| BALANCE, DECEMBER 31, 2006, AS RESTATED | 44,417,094 |
| Distributions | (11,403,847) |
| Net income, as restated | 19,614,981 |
| BALANCE, DECEMBER 31, 2007, AS RESTATED | $ 52,628,228 |

# SMALL MINE DEVELOPMENT, LLC

## STATEMENTS OF CASH FLOWS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) AND 2005 (UNAUDITED)

| | 2007 As Restated | 2006 As Restated | 2005 Unaudited |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ **19,614,981** | $ 18,354,472 | $ 13,062,632 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | **3,146,318** | 2,048,954 | 1,207,055 |
| Gain on sale of equipment | **(317,763)** | (39,700) | (22,000) |
| (Gains) losses from investing activities | **11,676** | (429,108) | (612) |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | **434,567** | (1,675,700) | (6,225,766) |
| Accounts receivable - retainage | **-** | - | 271,869 |
| Supplies inventory | **(254,110)** | (113,439) | (894,960) |
| Prepaid expenses | **1,431,910** | 163,594 | (699,328) |
| Accounts payable | **570,498** | (1,327,586) | 1,572,742 |
| Accrued expenses | **661,543** | 372,448 | 429,318 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | **25,299,620** | 17,353,935 | 8,700,950 |
| | | | |
| **Cash flows from investing activities** | | | |
| Purchase of equipment | **(4,036,563)** | (6,396,034) | (2,034,477) |
| Proceeds from sale of equipment | **531,581** | 39,700 | 22,000 |
| Purchase of investments | **(1,295,750)** | (1,861,431) | (5,433,847) |
| Proceeds from sale of investments | **1,543,122** | 3,755,691 | 3,807,082 |
| NET CASH USED BY INVESTING ACTIVITIES | **(3,257,610)** | (4,462,074) | (3,639,242) |
| | | | |
| **Cash flows from financing activities** | | | |
| Payments on long-term debt | **(3,702,456)** | (2,901,655) | (1,733,596) |
| Member's draws | **(11,403,847)** | (4,929,422) | (2,332,453) |
| NET CASH USED BY FINANCING ACTIVITIES | **(15,106,303)** | (7,831,077) | (4,066,049) |
| | | | |
| NET INCREASE IN CASH | **6,935,707** | 5,060,784 | 995,659 |
| | | | |
| CASH, BEGINNING OF YEAR | **11,151,525** | 6,090,741 | 5,095,082 |
| | | | |
| CASH, END OF YEAR | $ **18,087,232** | $ 11,151,525 | $ 6,090,741 |
| | | | |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ **568,021** | $ 425,645 | $ 127,871 |
| Equipment purchase-non cash direct finance | $ **6,194,565** | $ 3,514,171 | $ 2,298,641 |

See Notes to Financial Statements 7

**SMALL MINE DEVELOPMENT, LLC**

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

## NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Nature Of Operations*

Small Mine Development is a Limited Liability Company located in Boise, Idaho. The company is engaged in mining operations in Montana and Nevada.

*Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Significant estimates used in preparing these financial statements include those assumed in determining the adequacy of the allowance for doubtful accounts on accounts receivable and retainage, the assumptions used in determining the values for supplies inventory, the assumptions used for determining the useful lives on property and equipment, and the assumptions used in determining the need to record any liability related to contingent liabilities. It is at least reasonably possible that the significant estimates used will change within the next year.

*Cash and Cash Equivalents*

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalent. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

*Accounts Receivable*

Trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported in the balance sheet at outstanding principal. The balances are adjusted for any charge-offs, the allowance for doubtful accounts and any related deferred income.

The Company performs credit history checks and limited financial analysis before credit terms are offered to customers. Accounts receivable are generally unsecured and interest is not charged on past due balances. Bad debts are accounted for using the allowance method. The allowance is estimated from historical performance and projections of trends. Expense is recognized based on an estimate of uncollectible accounts. There was no allowance for doubtful accounts at December 31, 2007, 2006 and 2005. Accounts receivable balances as of December 31, 2007, 2006 and 2005 include $1,250,000, retained by customers. Retainage is recorded as a current asset as the contract terms allow for collection within the twelve month operating cycle.

*Investments in Debt and Equity Securities*

Management determines the appropriate classifications of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company uses the specific identification method for valuing investments. The Company's investment in debt and equity securities is classified as available for sale. Securities classified as available for sale are carried at fair value, which approximates cost, and therefore unrealized gains and losses are not reported as a separate component of shareholder's equity. At December 31, 2007, 2006 and 2005, the Company had no investments that qualified as trading or held to maturity.

*Materials and supplies inventory*

The Company values its materials and supplies inventory at the lower of average cost or market. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits.

*Property and Equipment*

Property and equipment are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

*Income Taxes*

Effective January 1, 2006, the stockholder of the Company elected to report the Company's taxable earnings or losses under Subchapter S provisions of the Internal Revenue Code, wherein corporation taxable income is reported on the individual federal tax returns of the company stockholder. Accordingly, no provision has been made for federal income tax for the years ended December 31, 2007, 2006 and 2005 in the accompanying financial statements.

*Revenue Recognition*

Mining contract revenue and costs are recognized using the units of delivery method. The units-of-delivery method recognizes as revenue the contract price of units of a basic production product delivered during a period. The units of delivery method recognizes as the cost of earned revenue the costs allocable to the units produced. Mining contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and repairs. General and administrative costs are charged to expense as incurred.

**NOTE 2 - MARKETABLE DEBT AND EQUITY SECURITIES**

Investments, carried at cost which approximates fair market value, in debt and equity securities classified as available for sale as of December 31, are as follows:

|  | **2007** | 2006 | 2005 |
|---|---|---|---|
| Debt securities | **$ 385,000** | $ 420,000 | $ 955,000 |
| Equity securities | **770,823** | 869,871 | 1,450,023 |
| Negotiable certificates of deposit | **575,000** | 700,000 | 1,050,000 |
|  | **$ 1,730,823** | $ 1,989,871 | $ 3,455,023 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

The Company had realized losses of $11,676 and realized gains of $429,108 and $612 on the sale of securities classified as available for sale for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, the Company's investment in debt securities matures February 2, 2043. The Company generally does not hold the debt securities for more than one year. All of the debt securities are available for sale within the market on any given day. All certificates of deposit mature in 2008.

At December 31, 2006, the Company's investment in debt securities matures February 2, 2043. The Company generally does not hold the debt securities for more than one year. All of the debt securities are available for sale within the market on any given day. All certificates of deposit mature in 2007.

At December 31, 2005, the Company's investment in debt securities $430,000 matures February 2, 2043 and $525,000 matures February 14, 2006. The Company generally does not hold the debt securities for more than one year. All of the debt securities are available for sale within the market on any given day. All certificates of deposit mature in 2006.

## NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Land | $ 73,721 | $ 73,721 | $ 73,721 |
| Buildings and improvements | 348,774 | 343,774 | 334,374 |
| Equipment | 36,569,831 | 27,181,136 | 17,815,564 |
| Furniture, fixtures and other | 320,152 | 241,924 | 166,121 |
| Autos and trucks | 1,855,112 | 1,528,926 | 1,069,496 |
|  | 39,167,590 | 29,369,481 | 19,459,276 |
| Less accumulated depreciation | (13,072,597) | (10,145,480) | (8,096,526) |
| Net property and equipment | $ 26,094,993 | $ 19,224,001 | $ 11,362,750 |

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $ 3,146,319, $2,048,954 and $1,207,055, respectively.

## NOTE 4 - NOTES PAYABLE

*Line of Credit*

The Company has a revolving line of credit agreement with Wells Fargo Bank that is secured by accounts receivable and equipment. For the years ended December 31, 2007, 2006 and 2005, the credit limit pertaining to this agreement was $10,000,000, $7,500,000 and $4,500,000, respectively, with no balances outstanding at the respective year ends.

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

## NOTE 4 – LONG-TERM DEBT

*Line of Credit*

The Company has a revolving line of credit agreement with Wells Fargo Bank that is secured by substantially all accounts receivable and equipment. For the years ended December 31, 2007 and 2006, the credit limit pertaining to this agreement was $10,000,000 and $7,500,000, respectively, with no balances outstanding at the respective year ends. The line of credit has an interest rate of LIBOR plus 1.75%, matures March 2008, and has various accounts related primarily to maintenance of working capital of not less than $14,000,000 and not purchasing fixed assets in excess of $10,000,000 during the year.

*Long-term Debt*

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| Atlas Copco<br>Secured by Atlas Equipment, payable at $32,891 per month including interest at 7.25% per annum. Matures February 2008. | $ 65,193 | $ 440,270 | $ 731,905 |
| Mine pro<br>Secured by MTI equipment, payable at $23,963 per month with no interest. | - | - | 191,700 |
| Sandvik<br>Secured by Robolter equipment, payable at $28,313 per month including interest at 7.44% per annum. Matures October 2007. | - | 273,709 | 580,592 |
| Sandvik<br>Secured by Robolter equipment, payable at $23,703 per month including interest at 5.94% per annum. | - | - | 208,140 |
| Atlas Copco<br>Secured by Atlas equipment, payable at $27,111 per month including interest at 5.50% per annum. | - | - | 287,198 |
| Wells Fargo Bank<br>Secured by Axera equipment, payable at $23,891 per month including interest at 6.10% per annum. | - | - | 277,440 |
| Atlas Copco<br>Secured by Atlas equipment, payable at $21,866 per month including interest at 7.00% per annum. Matures December 2007. | - | 252,713 | 487,173 |
| Atlas Copco<br>Secured by Atlas equipment, payable at $20,677 per month including interest at 7.25% per annum. Matures February 2008. | 40,982 | 276,775 | - |
| Sandvik<br>Secured by EJC equipment, payable at $25,856 per month including interest at 7.30% per annum. Matures October 2008. | 274,305 | 553,396 | - |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Wells Fargo Bank** Secured by CAT equipment, payable at $24,916 per month including interest at 6.91% per annum. Matures March 2008. | **73,894** | 357,065 | - |
| **Wells Fargo Bank** Secured by CAT equipment, payable at $26,062 per month including interest at 7.10% per annum. Matures March 2008. | **77,269** | 373,025 | - |
| **Wells Fargo Bank** Secured by Robolt equipment, payable at $29,970 per month including interest at 7.65% per annum. Matures June 2008. | **175,876** | 508,134 | - |
| **Wells Fargo Bank** Secured by Toro equipment, payable at $24,186 per month including interest at 6.10% per annum. | **-** | - | 280,866 |
| **Wells Fargo Bank** Secured by Robolt equipment, payable at $30,425 per month including interest at 7.69% per annum. Matures October 2008. | **293,791** | 622,443 | - |
| **Atlas Copco** Secured by Atlas equipment, payable at $28,658 per month including interest at 6.85% per annum. Matures June 2009. | **488,852** | - | - |
| **Wells Fargo Bank** Secured by Toro equipment, payable at $29,080 per month including interest at 7.69% per annum. Matures June 2009. | **492,899** | - | - |
| **Wells Fargo Bank** Secured by CAT equipment, payable at $29,941 per month including interest at 7.38% per annum. Matures September 2009. | **588,156** | - | - |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| Wells Fargo Bank<br>Secured by Robolt equipment, payable at<br>$32,814 per month including interest at<br>7.38% per annum.  Matures September 2009. | 644,596 | - | - |
| Wells Fargo Bank<br>Secured by CAT equipment, payable at<br>$29,798 per month including interest at<br>6.69% per annum.  Matures December 2009. | 667,633 | - | - |
| Wells Fargo Bank<br>Secured by CAT equipment, payable at<br>$29,798 per month including interest at<br>6.69% per annum.  Matures December 2009. | 667,633 | - | - |
| Wells Fargo Bank<br>Secured by Axera equipment, payable at<br>$33,407 per month including interest at<br>7.38% per annum.  Matures April 2009. | 507,579 | - | - |
| Atlas Copco<br>Secured by Atlas equipment, payable at<br>$34,380 per month including interest at<br>6.85% per annum.  Matures May 2009. | 555,411 | - | - |
| Wells Fargo Bank<br>Secured by CAT equipment, payable at<br>$30,004 per month including interest at<br>7.59% per annum.  Matures August 2009. | 535,570 | - | - |
| Long-term debt | $ 6,149,639 | $ 3,657,530 | $ 3,045,014 |
| Current portion | $ 4,067,303 | $ 2,651,434 | $ 2,078,323 |
| Long-term portion | 2,082,336 | 1,006,096 | 966,691 |
| | $ 6,149,639 | $ 3,657,530 | $ 3,045,014 |

Debt maturities for the next two years are as follows:

| | | |
|---|---|---|
| 2008 | $ | 4,067,303 |
| 2009 | | 2,082,336 |
| | $ | 6,149,639 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

## NOTE 5 - LEASES

The Company currently leases various pieces of equipment used in the business through operating leases. Rent expense under leases for the years ended December 31, 2007 and 2006 was $790,200 and $816,168, respectively. The following table depicts gross minimum rental commitments under non-cancellable leases:

| | | |
|---|---|---|
| 2008 | $ | 117,557 |
| 2009 | | 104,378 |
| 2010 | | 104,378 |
| 2011 | | 43,491 |
| 2012 | | - |
| | $ | 369,804 |

## NOTE 6 – CUSTOMER CONCENTRATION

The company has significant exposure to customer concentrations. Customer A accounted for 57% of revenues in 2007 and 2006. Customer A accounted for 63%, 64% and 32% of accounts receivable at the years ended December 31, 2007, 2006 and 2005, respectively. Customer B accounted for 39% and 36% in 2007 and 2006, respectively. Customer B accounted for 37%, 31% and 63% of accounts receivable at the years ended December 31, 2007, 2006 and 2005, respectively.

## NOTE 7 – SUBSEQUENT EVENT

As of May 5, 2008, Customer A initiated a clause to discontinue contracts at all projects. This clause allowed for contract dissolution without cause. As a result of ceasing operations on these projects, the customer is in the process of purchasing equipment and supplies for $4,862,048 from the company.

## NOTE 8 – LOSS CONTINGENCY

During 2007 and early 2008, the company experienced its first fatalities. In a span of nine months three separate accidents occurred resulting in the loss of three miners' lives. The Mine Safety and Health Administration concluded their investigations in two of three of the incidents. Minor administrative and management issues were noted and any resulting lawsuits, fines or penalties are unknown. While it is not feasible to predict or determine the ultimate outcome of these matters, in management's opinion, they will not have a material adverse effect upon the accompanying financial statements.

## NOTE 9 – SALE OF COMPANY

In 2008, the owner of the Company entered into an agreement to sell the membership units of the company to Timberline Resources Corp. (Timberline) a publicly traded company traded on the American Stock Exchange. This transaction will result in the Company becoming a wholly owned subsidiary of Timberline mid year 2008.

**SMALL MINE DEVELOPMENT, LLC**

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**NOTE 10 – 401K PLAN**

The Company has a defined contribution plan as defined under Internal revenue Code Section 401(k), which covers all eligible employees of the Company. The Company matches 25% of the first 8% of salary deferrals. The Company may make additional contributions at its discretion, which is determined each plan year. Contributions and related expenses of $303,258, $203,249 and $176,816 for the years ended December 31, 2007, 2006 and 2005, respectively, are included in mining expenses and general and administrative expenses.

**NOTE 11 – PRIOR PERIOD ADJUSTMENT**

The 2007, 2006 and 2005 financial statements were reviewed by other accountants, and their reports thereon, dated February 16, 2008 and March 12, 2006, stated they were not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.

The Company previously issued reviewed financial statements for the years ended December 31, 2007, 2006, and 2005. During the course of preparing audited financial statements for the years ended December 31, 2007, 2006, and 2005, management of the Company determined several adjustments to the previously issued reviewed financial statements were necessary, as follows:

- Management of the Company determined that cash and investments were not properly classified and reported.

- Management of the Company determined that supplies inventory and prepaid expenses were not properly recorded as assets.

- Management determined that fixed assets were depreciated using tax depreciation methods, which are not in accordance with generally accepted accounting principles and that sales tax was improperly expensed on certain fixed asset purchases.

- Management determined that proper cutoff procedures were not employed to accrue for accounts payable and accrued expenses for the three year period.

Following are summaries of the financial statements line items that were affected by the restatements described above.

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Balance Sheet**
**December 31, 2007**

|  | 2007 (As Originally Reported) | 2007 (As Restated) | 2007 (Effect of Change) |
|---|---|---|---|
| **ASSETS** |  |  |  |
|  |  |  |  |
| CURRENT ASSETS |  |  |  |
| Cash | $ 20,244,035 | $ 18,087,232 | $ (2,156,803) |
| Accounts receivable | 12,746,255 | 12,870,503 | 124,248 |
| Accounts receivable - retainage | 1,250,000 | 1,250,000 | - |
| Investments | - | 1,730,823 | 1,730,823 |
| Materials and supplies inventory | - | 1,262,509 | 1,262,509 |
| Total current assets | 34,240,290 | 35,201,067 | 960,777 |
|  |  |  |  |
| Property and equipment | 38,441,271 | 39,167,590 | 726,319 |
| Less accumulated depreciation | (24,406,584) | (13,072,597) | 11,333,987 |
| Net property and equipment | 14,034,687 | 26,094,993 | 12,060,306 |
|  |  |  |  |
|  | $ 48,274,977 | $ 61,296,060 | $ 13,021,083 |
|  |  |  |  |
| **LIABILITIES AND MEMBER'S EQUITY** |  |  |  |
|  |  |  |  |
| CURRENT LIABILITIES |  |  |  |
| Accounts payable | $ 807,955 | $ 1,054,884 | $ 246,929 |
| Accrued expenses | - | 1,463,309 | 1,463,309 |
| Current portion of long-term debt | 4,067,304 | 4,067,303 | (1) |
| Total current liabilities | 4,875,259 | 6,585,496 | 1,710,237 |
|  |  |  |  |
| Long-term debt less current portion | 2,082,334 | 2,082,336 | 2 |
|  |  |  |  |
| Member's Equity | 41,317,384 | 52,628,228 | 11,310,844 |
|  |  |  |  |
|  | $ 48,274,977 | $ 61,296,060 | $ 13,021,083 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Balance Sheet**
**December 31, 2006**

|  | 2006 (As Originally Reported) | 2006 (As Restated) | 2006 (Effect of Change) |
|---|---|---|---|
| **ASSETS** | | | |
|  | | | |
| CURRENT ASSETS | | | |
| Cash | $ 13,638,477 | $ 11,151,525 | $ (2,486,952) |
| Accounts receivable | 13,305,070 | 13,305,070 | - |
| Accounts receivable - retainage | 1,250,000 | 1,250,000 | - |
| Investments | - | 1,989,871 | 1,989,871 |
| Materials and supplies inventory | - | 1,008,399 | 1,008,399 |
| Prepaid expenses | - | 1,431,910 | 1,431,910 |
| Total current assets | 28,193,547 | 30,136,775 | 1,943,228 |
|  | | | |
| Property and equipment | 28,727,452 | 29,369,481 | 642,029 |
| Less accumulated depreciation | (18,204,028) | (10,145,480) | 8,058,548 |
| Net property and equipment | 10,523,424 | 19,224,001 | 8,700,577 |
|  | | | |
|  | $ 38,716,971 | $ 49,360,776 | $ 10,643,805 |
|  | | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | | |
|  | | | |
| CURRENT LIABILITIES | | | |
| Accounts payable | $ 363,210 | $ 484,386 | $ 121,176 |
| Accrued expenses | - | 801,766 | 801,766 |
| Current portion of long-term debt | 2,869,068 | 2,651,434 | (217,634) |
| Total current liabilities | 3,232,278 | 3,937,586 | 705,308 |
|  | | | |
| Long-term debt less current portion | 1,002,575 | 1,006,096 | 3,521 |
|  | | | |
| Member's Equity | 34,482,118 | 44,417,094 | 9,934,976 |
|  | | | |
|  | $ 38,716,971 | $ 49,360,776 | $ 10,643,805 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

## YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Balance Sheet**

| **December 31, 2005** | Unaudited **2005** (As Originally Reported) | Unaudited **2005** (As Restated) | Unaudited **2005** (Effect of Change) |
|---|---|---|---|
| **ASSETS** | | | |
| | | | |
| CURRENT ASSETS | | | |
| Cash | $ 9,538,855 | $ 6,090,741 | $ (3,448,114) |
| Accounts receivable | 11,629,370 | 11,629,370 | - |
| Accounts receivable - retainage | 1,250,000 | 1,250,000 | - |
| Investments | - | 3,455,023 | 3,455,023 |
| Materials and supplies inventory | - | 894,960 | 894,960 |
| Prepaid expenses | - | 1,595,504 | 1,595,504 |
| Total current assets | 22,418,225 | 24,915,598 | 2,497,373 |
| | | | |
| Property and equipment | 19,315,118 | 19,459,276 | 144,158 |
| Less accumulated depreciation | (14,188,924) | (8,096,526) | 6,092,398 |
| Net property and equipment | 5,126,194 | 11,362,750 | 6,236,556 |
| | | | |
| | $ 27,544,419 | $ 36,278,348 | $ 8,733,929 |
| | | | |
| | | | |
| **LIABILITIES AND MEMBER'S EQUITY** | | | |
| | | | |
| CURRENT LIABILITIES | | | |
| Accounts payable | $ 1,506,395 | $ 1,811,972 | $ 305,577 |
| Accrued expenses | - | 429,318 | 429,318 |
| Current portion of long-term debt | 2,418,003 | 2,078,323 | (339,680) |
| Total current liabilities | 3,924,398 | 4,319,613 | 395,215 |
| | | | |
| Long-term debt less current portion | 1,013,368 | 966,691 | (46,677) |
| | | | |
| Member's Equity | 22,606,653 | 30,992,044 | 8,385,391 |
| | | | |
| | $ 27,544,419 | $ 36,278,348 | $ 8,733,929 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Income**
**December 31, 2007**

|  | 2007 (As Originally Reported) | 2007 (As Restated) | 2007 (Effect of Change) |
|---|---|---|---|
| REVENUE | $ 101,404,051 | $ 100,996,718 | $ (407,333) |
| COST OF REVENUE | 81,513,227 | 80,636,344 | (876,883) |
| GROSS PROFIT | 19,890,824 | 20,360,374 | 469,550 |
| OPERATING EXPENSES | 2,294,996 | 1,209,523 | (1,085,473) |
| OPERATING INCOME | 17,595,828 | 19,150,851 | 1,555,023 |
| OTHER INCOME (EXPENSE) |  |  |  |
| Investment income | 673,207 | 714,388 | 41,181 |
| Gain on sale of equipment | - | 317,763 | 317,763 |
| Interest expense | - | (568,021) | (568,021) |
| NET INCOME | $ 18,269,035 | $ 19,614,981 | $ 1,345,946 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Income**
**December 31, 2006**

|  | **2006** (As Originally Reported) | **2006** (As Restated) | **2006** (Effect of Change) |
|---|---|---|---|
| REVENUE | $ 80,428,804 | $ 80,389,104 | $ (39,700) |
| COST OF REVENUE | 62,221,017 | 61,710,412 | (510,605) |
| GROSS PROFIT | 18,207,787 | 18,678,692 | 470,905 |
| OPERATING EXPENSES | 2,981,765 | 1,013,150 | (1,968,615) |
| OPERATING INCOME | 15,226,022 | 17,665,542 | 2,439,520 |
| OTHER INCOME (EXPENSE) |  |  |  |
| Investment income | 1,075,427 | 1,074,875 | (552) |
| Gain on sale of equipment | - | 39,700 | 39,700 |
| Interest expense | - | (425,645) | (425,645) |
| NET INCOME | $ 16,301,449 | $ 18,354,472 | $ 2,053,023 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Income**
**December 31, 2005**

|  | Unaudited **2005** (As Originally Reported) | Unaudited **2005** (As Restated) | Unaudited **2005** (Effect of Change) |
|---|---|---|---|
| REVENUE | $ 56,062,732 | $ 56,318,732 | $ 256,000 |
| COST OF REVENUE | 42,909,339 | 42,731,453 | (177,886) |
| GROSS PROFIT | 13,153,393 | 13,587,279 | 433,886 |
| OPERATING EXPENSES | 2,885,492 | 632,127 | (2,253,365) |
| OPERATING INCOME | 10,267,901 | 12,955,152 | 2,687,251 |
| OTHER INCOME (EXPENSE) |  |  |  |
| Investment income | 491,351 | 213,351 | (278,000) |
| Gain on sale of equipment | - | 22,000 | 22,000 |
| Interest expense | - | (127,871) | (127,871) |
| NET INCOME | $ 10,759,252 | $ 13,062,632 | $ 2,303,380 |

## SMALL MINE DEVELOPMENT, LLC

### NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Cash Flows**
**December 31, 2007**

| | 2007 (As Originally Reported) | 2007 (As Restated) | 2007 (Effect of Change) |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net income | $ 18,269,305 | $ 19,614,981 | $ 1,345,676 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | 6,202,556 | 3,146,318 | (3,056,238) |
| Gain on sale of equipment | - | (317,763) | (317,763) |
| (Gains) losses from investing activities | - | 11,676 | 11,676 |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | 558,814 | 434,567 | (124,247) |
| Supplies inventory | - | (254,110) | (254,110) |
| Prepaid expenses | - | 1,431,910 | 1,431,910 |
| Accounts payable | 444,744 | 570,498 | 125,754 |
| Accrued expenses | - | 661,543 | 661,543 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 25,475,419 | 25,299,620 | (175,799) |
| Cash flows from investing activities | | | |
| Purchase of equipment | (9,713,818) | (4,036,563) | 5,677,255 |
| Proceeds from sale of equipment | - | 531,581 | 531,581 |
| Purchase of investments | - | (1,295,750) | (1,295,750) |
| Proceeds from sale of investments | - | 1,543,122 | 1,543,122 |
| NET CASH USED BY INVESTING ACTIVITIES | (9,713,818) | (3,257,610) | 6,456,208 |
| | | | |
| Cash flows from financing activities | | | |
| Proceeds (payments) on long-term debt | 2,277,995 | (3,702,456) | (5,980,451) |
| Member's draws | (11,433,768) | (11,403,847) | 29,921 |
| NET CASH USED BY FINANCING ACTIVITIES | (9,155,773) | (15,106,303) | (5,950,530) |
| | | | |
| NET INCREASE IN CASH | 6,605,828 | 6,935,707 | 329,879 |
| | | | |
| CASH, BEGINNING OF YEAR | 13,638,477 | 11,151,525 | (2,486,952) |
| CASH, END OF YEAR | $ 20,244,305 | $ 18,087,232 | $ (2,157,073) |
| | | | |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 353,907 | $ 568,021 | $ 214,114 |
| Equipment purchase-non cash direct finance | $ - | $ 6,194,565 | $ 6,194,565 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Cash Flows**
**December 31, 2006**

|  | 2006 (As Originally Reported) | 2006 (As Restated) | 2006 (Effect of Change) |
|---|---|---|---|
| Cash flows from operating activities |  |  |  |
| Net income | $ 16,301,449 | $ 18,354,472 | $ 2,053,023 |
| Adjustments to reconcile net income to net cash provided by operating activities |  |  |  |
| Depreciation | 4,015,104 | 2,048,954 | (1,966,150) |
| Gain on sale of equipment | - | (39,700) | (39,700) |
| (Gains) losses from investing activities | - | (429,108) | (429,108) |
| Changes in operating assets and liabilities |  |  |  |
| Accounts receivable | (1,675,700) | (1,675,700) | - |
| Supplies inventory | - | (113,439) | (113,439) |
| Prepaid expenses | - | 163,594 | 163,594 |
| Accounts payable | (1,143,185) | (1,327,586) | (184,401) |
| Accrued expenses | - | 372,448 | 372,448 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 17,497,668 | 17,353,935 | (143,733) |
| Cash flows from investing activities |  |  |  |
| Purchase of equipment | (9,412,334) | (6,396,034) | 3,016,300 |
| Proceeds from sale of equipment | - | 39,700 | 39,700 |
| Purchase of investments | - | (1,861,431) | (1,861,431) |
| Proceeds from sale of investments | - | 3,755,691 | 3,755,691 |
| NET CASH USED BY INVESTING ACTIVITIES | (9,412,334) | (4,462,074) | 4,950,260 |
| Cash flows from financing activities |  |  |  |
| Proceeds (payments) on long-term debt | 440,272 | (2,901,655) | (3,341,927) |
| Member's draws | (4,425,984) | (4,929,422) | (503,438) |
| NET CASH USED BY FINANCING ACTIVITIES | (3,985,712) | (7,831,077) | (3,845,365) |
| NET INCREASE IN CASH | 4,099,622 | 5,060,784 | 961,162 |
| CASH, BEGINNING OF YEAR | 9,538,855 | 6,090,741 | (3,448,114) |
| CASH, END OF YEAR | $ 13,638,477 | $ 11,151,525 | $ (2,486,952) |
| Supplemental disclosure of cash flow information: |  |  |  |
| Interest paid | $ 253,402 | $ 425,645 | $ 172,243 |
| Equipment purchase-non cash direct finance | $ - | $ 3,514,171 | $ 3,514,171 |

# SMALL MINE DEVELOPMENT, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2007, 2006 (AUDITED) and 2005 (UNAUDITED)

**Statement of Cash Flows**

| December 31, 2005 | Unaudited<br>**2005**<br>(As Originally<br>Reported) | Unaudited<br>**2005**<br>(As Restated) | Unaudited<br>**2005**<br>(Effect of<br>Change) |
|---|---|---|---|
| Cash flows from operating activities | | | |
| Net income | $ 10,759,252 | $ 13,062,632 | $ 2,303,380 |
| Adjustments to reconcile net income to net cash provided by operating activities | | | |
| Depreciation | 2,120,527 | 1,207,055 | (913,472) |
| Gain on sale of equipment | - | (22,000) | (22,000) |
| (Gains) losses from investing activities | - | (612) | (612) |
| Changes in operating assets and liabilities | | | |
| Accounts receivable | (5,953,897) | (6,225,766) | (271,869) |
| Accounts receivable - retainage | - | 271,869 | 271,869 |
| Supplies inventory | - | (894,960) | (894,960) |
| Prepaid expenses | - | (699,328) | (699,328) |
| Accounts payable | 1,267,166 | 1,572,742 | 305,576 |
| Accrued expenses | - | 429,318 | 429,318 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 8,193,048 | 8,700,950 | 507,902 |
| | | | |
| Cash flows from investing activities | | | |
| Purchase of equipment | (4,188,960) | (2,034,477) | 4,210,960 |
| Proceeds from sale of equipment | - | 22,000 | (5,433,847) |
| Purchase of investments | - | (5,433,847) | 3,807,082 |
| Proceeds from sale of investments | - | 3,807,082 | - |
| NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES | (4,188,960) | (3,639,242) | 2,584,195 |
| | | | |
| Cash flows from financing activities | | | |
| Proceeds (payments) on long-term debt | 951,402 | (1,733,596) | (3,283,855) |
| Member's draws | (2,339,362) | (2,332,453) | 2,339,362 |
| NET CASH USED BY FINANCING ACTIVITIES | (1,387,960) | (4,066,049) | (944,493) |
| | | | |
| NET INCREASE IN CASH | 2,616,128 | 995,659 | 2,147,604 |
| CASH, BEGINNING OF YEAR | 6,922,727 | 5,095,082 | (6,922,727) |
| CASH, END OF YEAR | $ 9,538,855 | $ 6,090,741 | $ (4,775,123) |
| | | | |
| Supplemental disclosure of cash flow information: | | | |
| Interest paid | $ 514,228 | $ 127,871 | $ 1,784,413 |
| Equipment purchase-non cash direct finance | $ - | $ 2,298,641 | $ 2,298,641 |

**UNAUDITED FINANCIAL STATEMENTS**
**FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007**

# SMALL MINE DEVELOPMENT, LLC

# SMALL MINE DEVELOPMENT, LLC

**BALANCE SHEETS**

**MARCH 31, 2008 AND 2007**

| | Unaudited | |
| | March 31 | March 31 |
|---|---|---|
| | 2008 | 2007 |
| **ASSETS** | | |
| | | |
| CURRENT ASSETS | | |
| Cash | $ 5,294,836 | $ 13,227,581 |
| Accounts receivable | 25,318,811 | 15,626,020 |
| Accounts receivable - retainage | 1,250,000 | 1,250,000 |
| Investments | 1,810,450 | 1,462,823 |
| Supplies inventory | 1,262,509 | 1,008,399 |
| Prepaid expenses | - | 1,073,933 |
| Total current assets | 34,936,606 | 33,648,755 |
| | | |
| Property and Equipment | 41,213,006 | 31,033,277 |
| Less: accumulated depreciation | 13,842,828 | 10,932,060 |
| Net property and equipment | 27,370,178 | 20,101,217 |
| | | |
| | $ 62,306,783 | $ 53,749,972 |
| | | |
| | | |
| **LIABILITIES AND OWNER'S EQUITY** | | |
| | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 1,992,122 | $ 3,909,711 |
| Accrued expenses | 897,966 | 805,116 |
| Current portion of long-term debt | 4,601,456 | 2,304,752 |
| Total current liabilities | 7,491,544 | 7,019,578 |
| | | |
| Long-term debt less current portion | 1,555,453 | 602,107 |
| | | |
| Owner's Equity | | |
| Owner's equity | 52,628,227 | 44,417,094 |
| Owner's draw | (3,514,853) | (1,128,467) |
| Net income | 4,146,413 | 2,839,661 |
| Total owner's equity | 53,259,786 | 46,128,288 |
| | | |
| | $ 62,306,783 | $ 53,749,972 |

See accompanying notes to financial statements.

# SMALL MINE DEVELOPMENT, LLC

**STATEMENTS OF INCOME**

**FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007**

|                              | Unaudited March 31 | |
| ---------------------------- | ---------: | ---------: |
|                              | 2008       | 2007       |
| REVENUE                      | 25,913,575 | 22,052,914 |
| COST OF REVENUE              | 22,109,379 | 19,090,113 |
| GROSS PROFIT                 | 3,804,197  | 2,962,801  |
| OPERATING EXPENSES           | 180,892    | 238,954    |
| OPERATING INCOME             | 3,623,305  | 2,723,847  |
| OTHER INCOME (EXPENSE)       |            |            |
|    Investment income        | 132,217    | 166,440    |
|    Gain on sale of equipment| 514,533    | 67,880     |
|    Interest expense         | (123,642)  | (118,506)  |
| NET INCOME                   | 4,146,413  | 2,839,661  |

See accompanying notes to financial statements.

# SMALL MINE DEVELOPMENT, LLC

**STATEMENTS OF CASH FLOWS**

**FOR THE QUARTERS ENDED MARCH 31, 2008 AND 2007**

| | Unaudited Quarters Ended March 31, | |
| --- | --- | --- |
| | 2008 | 2007 |
| Cash flows from operating activities | | |
| Net income | $ 4,146,413 | $ 2,839,661 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Depreciation | 939,564 | 786,580 |
| Gain on sale of equipment | (514,533) | (67,880) |
| (Gains)/losses from investing activities | - | 27,048 |
| Accounts receivable | (12,448,308) | (2,320,950) |
| Accounts receivable - retainage | - | - |
| Supplies inventory | - | - |
| Prepaid expenses | - | 357,978 |
| Accounts payable | 937,238 | 3,425,325 |
| Accrued expenses | (565,343) | 3,350 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | (7,504,969) | 5,051,110 |
| | | |
| Cash flows from investing activities | | |
| Purchase of equipment | (933,892) | (254,335) |
| Proceeds from sale of equipment | 549,300 | 67,880 |
| Purchase of investments | (199,627) | - |
| Proceeds from sale of investments | 120,000 | 500,000 |
| NET CASH USED (PROVIDED) BY INVESTING ACTIVITIES | (464,219) | 313,545 |
| | | |
| Cash flows from financing activities | | |
| Payments of long term debt | (1,308,355) | (2,160,133) |
| Owner's draws | (3,514,853) | (1,128,467) |
| NET CASH USED BY FINANCING ACTIVITIES | (4,823,208) | (3,288,600) |
| | | |
| NET INCREASE (DECREASE) IN CASH | (12,792,396) | 2,076,056 |
| | | |
| CASH AT BEGINNING OF YEAR | 18,087,232 | 11,151,525 |
| CASH AT END OF YEAR | $ 5,294,836 | $ 13,227,581 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Interest expense | $ 123,642 | $ 118,506 |
| Equipment purchase-non cash direct finance | $ 1,315,625 | $ 1,409,461 |

See accompanying notes to financial statements.

**NOTES TO THE INTERIM FINANCIAL STATEMENTS**
**FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)**

## NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation*

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation of the interim financial statements have been included. Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2008.

*Nature Of Operations*

Small Mine Development is a Limited Liability Company located in Boise, Idaho. The Company is engaged in mining operations in Montana and Nevada.

*Use of Estimates*

Management uses estimates and assumptions in preparing financial statements.  Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses.  Significant estimates used in preparing these financial statements include those assumed in determining the adequacy of the allowance for doubtful accounts on accounts receivable and retainage, the assumptions used in determining the values for the supplies inventory, the assumptions used for determining the useful lives on property and equipment, and the assumptions used in determining the need to record any liability related to contingent liabilities.  It is at least reasonably possible that the significant estimates used will change within the next year.

*Cash and Cash Equivalents*

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalent. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits.

*Accounts Receivable*

Trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported in the balance sheet at outstanding principal. The balances are adjusted for any charge-offs, the allowance for doubtful accounts and any related deferred income.

The Company performs credit history checks and limited financial analysis before credit terms are offered to customers.  Accounts receivable are generally unsecured and interest is not charged on past due balances. Bad debts are accounted for using the allowance method.  The allowance is estimated from historical performance and projections of trends.  Expense is recognized based on an estimate of uncollectible accounts. There was no allowance for doubtful accounts at March 31, 2008 and 2007.  There were no accounts receivable balances outstanding in excess of 90 days at March 31, 2008 and 2007. Accounts receivable balances as of March 31, 2008 and 2007 include $1,250,000, retained by customers.  Retainage is recorded as a current asset as the contract terms allow for collection within the twelve month operating cycle.

*Investments in Debt and Equity Securities*

Management determines the appropriate classifications of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date. The Company uses the specific identification method for valuing investments. The Company's investment in debt and equity securities is classified as available for sale. Securities classified as available for sale are carried at fair value, which approximates cost. At March 31, 2008 and 2007, the Company had no investments that qualified as trading or held to maturity.

*Materials and Supplies Inventory*

The Company values its materials and supplies inventory at the lower of average cost or market. Allowances are recorded for inventory considered to be in excess or obsolete. Inventories consist primarily of parts, operating supplies, drill rods and drill bits.

*Property and Equipment*

Property and equipment are recorded at cost. Depreciation is provided on the straight line method over the estimated useful lives of the respective assets. Equipment is generally depreciated over a ten years life. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

*Income Taxes*

Effective January 1, 2006, the stockholder of the Company elected to report the Company's taxable earnings or losses under Subchapter S provisions of the Internal Revenue Code, wherein corporation taxable income is reported on the individual federal tax returns of the company stockholder. Accordingly, no provision has been made for federal income tax in the accompanying financial statements.

*Revenue Recognition*

Mining contract revenue and costs are recognized using the units of delivery method. The units-of-delivery method recognizes as revenue the contract price of units of mining delivered during a period. The units-of-delivery method recognizes as the cost of earned revenue the costs allocable to the units produced. Mining contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, and repairs. General and administrative costs are charged to expense as incurred.

## NOTE 2 – LEASE COMMITMENTS

The Company currently leases various pieces of equipment used in the business through operating leases. Rent expense under leases for the quarters ended March 31, 2008 and 2007 was $194,788 and $228,044, respectively. The following table depicts gross minimum rental commitments under non-cancellable leases:

| | |
|---|---|
| 2008 | $ 117,557 |
| 2009 | 104,378 |
| 2010 | 104,378 |
| 2011 | 43,491 |
| | $ 369,804 |

## NOTE 3 – CUSTOMER CONCENTRATION

The Company has significant exposure to customer concentrations. Customer A accounted for 59% and 57% of revenues in 2008 and 2007. Customer A accounted for 49% and 45% of accounts receivable at the quarters ended March 31, 2008 and 2007, respectively. Customer B accounted for 41% and 38% of revenues in 2008 and 2007, respectively. Customer B accounted for 51% and 54% of accounts receivable at the quarters ended March 31, 2008 and 2007, respectively.

## NOTE 4 – SUBSEQUENT EVENT

As of May 5, 2008, Customer A initiated a clause to discontinue contracts at all projects. This clause allowed for contract dissolution without cause. As a result of ceasing operations on these projects, the customer is in the process of purchasing equipment and supplies for $4,862,048 from the Company.

## NOTE 5 – LOSS CONTINGENCY

During 2007 and early 2008, the Company experienced its first fatalities. In a span of nine months three separate accidents occurred resulting in the loss of three miners' lives. The Mine Safety and Health Administration concluded their investigations in two of three of the incidents. Minor administrative and management issues were noted and any resulting lawsuits, fines or penalties are unknown. While it is not feasible to predict or determine the ultimate outcome of these matters, in management's opinion, they will not have a material adverse effect upon the accompanying financial statements.

## NOTE 6 – SALE OF COMPANY

In 2008, the owner of the Company entered into an agreement to sell the membership units of the Company to Timberline Resources Corp. (Timberline) a publicly traded company traded on the American Stock Exchange. This transaction will result in the Company becoming a wholly owned subsidiary of Timberline mid year 2008.

# APPENDIX F TO PROXY STATEMENT

## AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "**Merger Agreement**") is entered into as of the ___ day of _____, 2008 by and between Timberline Resources Corporation, a Delaware corporation ("**Surviving Corporation**"), and Timberline Resources Corporation, an Idaho corporation ("**Merging Corporation**"). Surviving Corporation and Merging Corporation are sometimes collectively referred to hereinafter as the "**Constituent Corporations**."

## RECITALS

WHEREAS, Surviving Corporation is a corporation organized and existing under the laws of Delaware and is a wholly-owned subsidiary of Merging Corporation;

WHEREAS, Merging Corporation is a corporation organized and existing under the laws of Idaho; and

WHEREAS, Surviving Corporation and Merging Corporation and their respective Boards of Directors have determined that, for the purpose of effecting the reincorporation of Merging Corporation in the State of Delaware, it is advisable and in the best interests of the Constituent Corporations and their respective shareholders that Merging Corporation merge with and into Surviving Corporation pursuant to the Idaho Business Corporation Act and the Delaware General Corporation Law upon the terms and conditions set forth herein;

WHEREAS, the respective Boards of Directors of the Constituent Corporations have approved this Merger Agreement and have directed that this Merger Agreement be submitted to a vote of their respective shareholders and executed by the undersigned officers;

NOW THEREFORE, in consideration of the premises, the mutual covenants, herein contained, and other valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree that Merging Corporation shall be merged with and into Surviving Corporation (the "**Merger**") pursuant to the terms and conditions herein set forth.

## AGREEMENT

1.      General.

1.1      The Merger. On the Effective Date (as herein defined) of the Merger, Merging Corporation shall be merged with and into Surviving Corporation and the separate existence of Merging Corporation shall cease and Surviving Corporation shall survive such Merger. The name of Surviving Corporation shall be Timberline Resources Corporation.

1.2      Certificate of Incorporation and Bylaws. The certificate of incorporation of Surviving Corporation as in effect immediately prior to the Effective Date shall be the certificate of incorporation of Surviving Corporation after consummation of the Merger. The Bylaws of Surviving Corporation as in effect immediately prior to the Effective Date shall be the Bylaws of Surviving Corporation after consummation of the Merger.

1.3      Directors and Officers. The directors and officers of Merging Corporation shall, from and after the Effective Date, be the directors and officers of Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

1.4      Property and Liabilities of the Constituent Corporations. On the Effective Date, the separate existence of Merging Corporation shall cease and Merging Corporation shall be merged into Surviving Corporation. Surviving Corporation, from and after the Effective Date, shall possess all the rights, privileges, powers and franchises of whatsoever nature and description, of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; all rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, of and debts due to either of the Constituent Corporations on whatever account as well for stock subscriptions as all other things in action or belonging to each of the Constituent Corporations shall be vested in Surviving Corporation; and all property, rights, privileges, powers and franchises, and all other interests shall be thereafter as effectually the property of Surviving Corporation as they were of the several and respective Constituent Corporations and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and all liens upon the property of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations thenceforth shall attach to Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it. Any claim existing or action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation may be prosecuted to judgment or decree as if the Merger had not taken place, or Surviving Corporation may be substituted in such action or proceeding.

1.5     Further Assurances. Merging Corporation agrees that, at any time, or from time to time, as and when requested by Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as Surviving Corporation, its successors or assigns may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property, right, privilege or franchise or to vest or perfect in or confirm to Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, franchises and interests referred to in this Section 1 herein and otherwise to carry out the intent and purposes hereof.

1.6     Effective Date. The Merger shall become effective on the later of (a) the day on which an executed copy of a Certificate of Ownership and Merger is filed with the Secretary of State of the State of Delaware in the manner required by the Delaware General Corporation Law and (b) the day on which an executed copy of Articles of Merger are filed with the Secretary of State of the State of Idaho in the manner required by the Idaho Business Corporation Act (the "**Effective Date**").

2.     Conversion of Securities on Merger.

2.1     Effect of Merger on Capital Stock. On the Effective Date, each share of Merging Corporation's common stock, $0.001 par value per share, issued and outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action by the holder thereof, be converted into and become one (1) validly issued, fully paid and nonassessable share of Surviving Corporation's common stock, $0.001 par value per share ("**Surviving Corporation Stock**"). On the Effective Date, each share of Surviving Corporation Stock issued and outstanding immediately before the Effective Date shall, by virtue of the Merger and without any action by the holder thereof, be canceled and returned to the status of authorized but unissued shares, without any consideration being issued or paid therefore.

2.2     Effect of Merger on Options and Warrants. On the Effective Date, Surviving Corporation shall assume the obligations of Merging Corporation under, and continue, the option plans and all other employee benefit plans of Merging Corporation and certain stock option agreements by and between certain employees of Merging Corporation and Merging Corporation. Each option, warrant or other security of Merging Corporation issued and outstanding immediately prior to the Effective Date shall be (a) converted into and shall be an identical security of Surviving Corporation subject to the same agreement and terms as then exist with respect thereto, and (b) otherwise in the case of securities to acquire common stock of Merging Corporation, converted into the identical right to acquire the same number of shares of Surviving Corporation Stock as the number of shares of common stock of Merging Corporation that were acquirable pursuant to such option, warrant or other security. In the case of any option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of Section 422 of the Code, the option exercise price, the number of shares of Surviving Corporation common stock purchasable pursuant to such option and the terms and conditions of exercise of such option will be determined in order to comply with Section 424(a) of the Code. As of the Effective Date, the number of shares of common stock issuable by Surviving Corporation upon exercise of any such option, warrant or other security shall be deemed reserved by Surviving Corporation solely for purposes of the exercise of options, warrants or other securities.

2.3     Exchange of Certificates. After the Effective Date, each holder of an outstanding certificate representing shares of Merging Corporation common stock may be asked to surrender the same for cancellation to an exchange agent, whose name will be delivered to holders prior to any requested exchange (the "**Exchange Agent**"), and each such holder shall be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of Surviving Corporation Stock, into which the surrendered shares were converted as herein provided. Until so surrendered, each outstanding certificate theretofore representing shares of Merging Corporation common stock shall be deemed for all purposes to represent the number of shares of Surviving Corporation Stock into which such shares of Merging Corporation common stock were converted in the Merger.

The registered owner on the books and records of Surviving Corporation or the Exchange Agent of any such outstanding certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to Surviving Corporation or the Exchange Agent, have and be entitled to exercise any voting and other rights with respect to and to receive dividends and other distributions upon the shares of Surviving Corporation Stock represented by such outstanding certificate as provided above.

Each certificate representing shares of Surviving Corporation Stock so issued in the Merger shall bear the same legends, if any, with respect to the restrictions on transferability as the certificates of Merging Corporation so converted and given in exchange therefor, unless otherwise determined by the Board of Directors of Surviving Corporation in compliance with applicable laws.

If any certificate for shares of Surviving Corporation Stock is to be issued in a name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, that such transfer otherwise be proper and comply with applicable securities laws and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes payable by reason of issuance of such new certificate in a name other than that of the registered holder of the certificate surrendered or establish to the satisfaction of Surviving Corporation that such tax has been paid or is not payable.

3.     Foreign Qualification. Surviving Corporation covenants and agrees, to the extent required by applicable law, to register or qualify, as applicable, to do business as a foreign corporation in those states in which Merging Corporation is qualified to do business immediately prior to the Effective Date.

4.     Conditions to the Obligations of the Constituent Corporations to Effect the Merger.

4.1     Approval by Shareholders. The shareholders of Merging Corporation shall have approved the Merger and this Merger Agreement in accordance with the laws of the State of Idaho. The sole stockholder of Surviving Corporation shall have approved the Merger and this Merger Agreement in accordance with the laws of the State of Delaware.

4.2     Governmental Approvals; No Restraints. No statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any court or governmental authority of competent jurisdiction that prohibits, restrains, enjoins or restricts the consummation of the Merger.

5.     Amendment. The respective Boards of Directors of the Constituent Corporations may amend this Merger Agreement at any time prior to the Effective Date, provided that an amendment made subsequent to the approval of the Merger by the shareholders of Merging Corporation shall not (a) alter or change the amount or kind of shares, securities, cash, property or rights to be received under this Merger Agreement by the shareholders of Merging Corporation; (b) alter or change any term of the certificate of incorporation of Surviving Corporation; or (c) alter or change any of the terms and conditions of this Merger Agreement if such alteration or change would adversely affect the shareholders of Merging Corporation.

6.        Miscellaneous.

6.1        Counterparts. This Merger Agreement may be executed in any number of counterparts and via facsimile or other similar electronic transmission, each of which shall be deemed to be an original, and all of which taken together shall constitute one Merger Agreement.

6.2        Termination. This Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Date, whether before or after shareholder approval of this Merger Agreement, by the consent of the Board of Directors of either of the Constituent Corporations.

6.3        Governing Law. The Merger and this Merger Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

6.4        No Third Party Beneficiaries. This Merger Agreement is for the sole benefit of the parties hereto and is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder.

6.5        Severability. If any provision of this Merger Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other person or circumstances.

*(remainder of page intentionally left blank)*

IN WITNESS WHEREOF, the Constituent Corporations have executed this Merger Agreement as of the date and year first above written.

**MERGING CORPORATION:**

TIMBERLINE RESOURCES CORPORATION
an Idaho corporation
101 East Lakeside Avenue
Coeur d'Alene, ID  83814

By: _____
Its:

**SURVIVING CORPORATION:**

TIMBERLINE RESOURCES CORPORATION
a Delaware corporation,
101 East Lakeside Avenue
Coeur d'Alene, ID  83814

By: _____
Its:

# APPENDIX G TO PROXY STATEMENT

## CERTIFICATE OF INCORPORATION
### OF
### TIMBERLINE RESOURCES CORPORATION

### Article I
### Name

The name of this Corporation is Timberline Resources Corporation (the "Corporation").

### Article II
### Registered Offices

The address of its registered office in the State of Delaware is [Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent is The Corporation Trust Company.]

### Article III
### Purpose

This Corporation is organized for the purposes of transacting any and all lawful business for which a corporation may be incorporated under Section 102 of the General Corporation Law of the State of Delaware, as amended.

### Article IV
### Duration

This Corporation shall have perpetual existence.

### Article V
### Authorized Capital Stock

The authorized capital stock of the Corporation shall consist of two classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the Corporation will have authority to issue is 100,000,000 (One Hundred Million). The shares shall have $0.001 par value. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the Corporation will have authority to issue is 10,000,000 (Ten Million). The Preferred Stock shall have $0.01 par value. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distributions of assets of the corporations in the event of liquidation, dissolution, or winding up of the Corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Shares of Preferred Stock of the Corporation may be issued from time to time in one or more series, each of which series shall have such distinctive designation or title and such number of shares as shall be fixed by the Board of Directors prior to the issuance of any shares thereof. Each such series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it. The Board of Directors is further authorized to increase or decrease (but not below the number of shares then outstanding) the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

## Article VI
## Incorporator

The name and mailing address of the incorporator is:

| Name | Mailing Address |
|---|---|
| Kimberley Anderson | Dorsey & Whitney LLP |
| | 1420 Fifth Avenue, Suite 3400 |
| | Seattle, WA 98101 |

## Article VII
## Voting

The holders of any of the Corporation's capital stock shall possess voting power for the election of directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Certificate of Incorporation in the exercise of their voting power. Cumulative voting for the election of directors is hereby expressly prohibited. The holders of Common Stock shall be entitled to one vote for each share held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

## Article VIII
## Board of Directors

The number of directors which shall constitute the entire Board of Directors shall not be less than one (1) nor more than fifteen (15), which number shall be determined from time to time by the Board of Directors. In case of a vacancy in the Board of Directors because of a director's resignation, removal or other departure from the board or because of an increase in the number of directors, the remaining directors, by majority vote, may elect a director to fill such vacancy and vacancies.

## Article IX
## Director Liability

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director, except to the extent provided by applicable law (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. If the General Corporation Law of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. No amendment to or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

## Article X
## Indemnification of Directors

To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this Corporation (and any other persons to which General Corporation Law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

## Article XI
## Bylaws

Subject to the power of shareholders to amend or repeal, the Board of Directors of this Corporation shall have the power to enact and amend such Bylaws defining the powers and duties of the officers of the Corporation and providing for such other matters in relation to its affairs as they may deem necessary and convenient, provided the same are not out of harmony with the laws of the State of Delaware or this Certificate of Incorporation. Further, subject to any express provision contained in the Bylaws that requires a higher voting threshold, the Bylaws may be altered, amended or repealed by the affirmative vote of the holders of not less than a majority of the outstanding voting power entitled to vote at any regular or special meeting of the shareholders.

## Article XII
## Amendment to Certificate of Incorporation

This Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

## Article XIII
## Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

The undersigned being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does hereby make this Certificate, hereby declaring and certifying that this is the undersigned's act and deed and the facts herein stated are true, and accordingly has hereunto set the undersigned's hand this [___] day of June, 2008.

/s/ Kimberley R. Anderson, Incorporator

# APPENDIX H TO PROXY STATEMENT

## BYLAWS
### OF
### TIMBERLINE RESOURCES CORPORATION,
a Delaware corporation

## ARTICLE I
## OFFICES

1.1     Registered Office and Registered Agent. The registered office of Timberline Resources Corporation, a Delaware corporation (the "Company"), shall be located in the State of Delaware at such place as may be fixed from time to time by the Board of Directors ("Board") upon filing of such notices as may be required by law, and the registered agent shall have a business office identical with such registered office. Any change in the registered agent or registered office shall be effective upon filing such change with the Office of the Secretary of State of the State of Delaware.

1.2     Other Offices. The Company may have other offices within or outside the State of Delaware at such place or places as the Board may from time to time determine.

## ARTICLE II
## MEETINGS OF STOCKHOLDERS

2.1     Place of Meetings. Meetings of stockholders of the Company shall be held at any place, within or outside the State of Delaware, designated by the Company's Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "DGCL"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

2.2     Annual Meeting. An annual meeting of stockholders shall be held for the election of directors and for such other business as may properly come before the meeting at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting.

2.3     Special Meeting. A special meeting of the stockholders may be called at any time by a majority of the Board, chief executive officer or president (in the absence of a chief executive officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

        (i)     be in writing;

        (ii)     specify the time of such meeting and the general nature of the business proposed to be transacted; and

        (iii)     be delivered personally or sent by registered mail or by facsimile transmission to the chair of the Board, the chief executive officer, the president (in the absence of a chief executive officer) or the secretary of the Company.

2.4     Notice of Stockholders' Meetings. All notices of meetings of stockholders shall be sent or otherwise given in accordance with either Section 2.5 or Section 9.1 of these Bylaws not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5     Manner of Giving Notice; Affidavit of Notice.  Notice of any meeting of stockholders shall be given:

>   (i)     personally;

>   (ii)    if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his or her address as it appears on the Company's records; or

>   (iii)   if electronically transmitted, as provided in Section 9.1 of these Bylaws.

An affidavit of the secretary or an assistant secretary of the Company or of the transfer agent or any other agent of the Company that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6     Quorum.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum.  If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chair of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

2.7     Adjourned Meeting; Notice.  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place if any thereof, and the means of remote communications if any by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken.  At the continuation of the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting.  If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8     Conduct of Business.  Meetings of stockholders shall be presided over by the chair of the Board, if any, or in his or her absence by the vice chair of the Board, if any, or in his or her absence by the president, or in his or her absence by a vice president, or in the absence of the foregoing persons by a chair designated by the Board, or in the absence of such designation by a chair chosen at the meeting.  The secretary shall act as secretary of the meeting, but in his or her absence any assistant secretary may act as secretary, and in the absence of the secretary and all assistant secretaries the chair of the meeting may appoint any person to act as secretary of the meeting.  The chair of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

2.9     Voting.  The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.  Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting.  Except as otherwise provided in any corporate governance guidelines or other policies or procedures adopted by the Board, at all meetings of stockholders for the election of directors a plurality of the votes cast shall be sufficient to elect.  All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by the vote of the holders of shares of stock having a majority of the votes which could be cast by the holders of all shares of stock entitled to vote thereon which are present in person or represented by proxy at the meeting.

2.10     No Action by Written Consent.  Any action required or permitted to be taken at a meeting of the stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with the DGCL and these bylaws and may not be taken by written consent without a meeting.

2.11     Record Date for Stockholder Notice; Voting; Giving Consents.  In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

> *(i)*     in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting;

> (ii)     in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board; and

> (iii)     in the case of determination of stockholders for any other action, shall not be more than sixty days prior to such other action.

If no record date is fixed by the Board:

> (a)     the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

> (b)     the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

> (c)     the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

2.12     Proxies.  Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.  The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13     List of Stockholders Entitled to Vote.  The officer who has charge of the stock ledger of the Company shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder.  The Company shall not be required to include electronic mail addresses or other electronic contact information on such list.  Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Company's principal executive office. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

## ARTICLE III
## DIRECTORS

3.1     Powers. Subject to the provisions of the DGCL and any limitations in the Certificate of Incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the Company shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

3.2     Number, Election and Term of Office. Subject to any rights of the holders of any series of Preferred Stock to elect additional Directors under specified circumstances, the number of Directors which shall constitute the Board of Directors shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total number of Directors then in office. The Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of Directors; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more Directors pursuant to the provisions of the Certificate of Incorporation of the Corporation (including, but not limited to, for purposes of these By-laws, pursuant to any duly authorized certificate of designation), such Directors shall be elected by a plurality of the votes of such class or series present in person or represented by proxy at the meeting and entitled to vote in the election of such Directors. The Directors shall be elected and shall hold office only in the manner provided in the Certificate of Incorporation.

3.3     Resignation and Vacancies. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section in the filling of other vacancies.

Unless otherwise provided in the Certificate of Incorporation or these Bylaws:

(i)     Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii)     Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the Certificate of Incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

3.4     Place of Meetings; Meetings by Telephone.  The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.5     Regular Meetings.  Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

3.6     Special Meetings; Notice.  Special meetings of the Board for any purpose or purposes may be called at any time by the chair of the Board, the chief executive officer, the president, the secretary or any two directors.

Notice of the time and place of special meetings shall be:

>           (i)       delivered personally by hand, by courier or by telephone;

>           (ii)      sent by United States first-class mail, postage prepaid;

>           (iii)     sent by facsimile; or

>           (iv)      sent by electronic mail, directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting.  If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting.  Any oral notice may be communicated to the director.  The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

3.7     Quorum.  At all meetings of the Board, a majority of the total number of acting directors shall constitute a quorum for the transaction of business.  The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.  If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.8     Board Action by Written Consent Without a Meeting.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

3.9     Fees and Compensation of Directors.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors.

3.10     Prohibition of Loans to Officers.  The Company may not lend money to, or guarantee any obligation of, or otherwise assist any officer of the Company, including any officer who is a director of the Company.

3.11     Removal of Directors.  Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, so long as the Board is classified as provided in Section 141(d) of the DGCL, any director or the entire Board may be removed, only for cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

## ARTICLE IV
## COMMITTEES

4.1     Committees of Directors.  The Board, by resolution adopted by a majority of the full Board, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution of the Certificate of Incorporation or these Bylaws, shall have and may exercise all the authority of the Board, except that no such committee shall have the authority to: (i) declare dividends, except at a rate or in periodic amount determined by the Board; (ii) approve or recommend to stockholders actions or proposals required by this title to be approved by stockholders; (iii) fill vacancies on the Board or any committee thereof; (iv) amend the Bylaws; (v) authorize or approve the reacquisition of shares unless pursuant to general formula or method specified by the Board; (vi) fix compensation of any director for serving on the Board or on any committee; (vii) approve a plan of merger, consolidation, or exchange of shares not requiring stockholder approval; (viii) reduce earned or capital surplus; or (ix) appoint other committees of the Board or the members thereof.

4.2     Committee Minutes.  Each committee shall keep regular minutes of its meetings and report the same to the Board when required, and minutes of all committee meetings so kept shall be maintained by the secretary in the Company's minute book.

## ARTICLE V
## OFFICERS

5.1     Officers.  The officers of the Company shall be a chief executive officer and/or president and a secretary. The Company may also have, at the discretion of the Board, a chair of the Board, a vice chair of the Board, a chief executive officer, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers with such titles as may be appointed in accordance with the provisions of these Bylaws.  Any number of offices may be held by the same person.

5.2     Appointment of Officers.  The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Sections 5.3 and 5.5 of these Bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3     Subordinate Officers.  The Board may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers and agents as the business of the Company may require.  Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4     Removal and Resignation of Officers.  Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the

Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

5.5     Vacancies in Offices. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in Section 5.2.

5.6     Representation of Shares of Other Corporations. The chair of the Board, the president, any vice president, the treasurer, the secretary or assistant secretary of the Company, or any other person authorized by the Board or the president or a vice president, is authorized to vote, represent, and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7     Authority and Duties of Officers. All officers of the Company shall respectively have such authority and perform such duties in the management of the business of the Company as may be designated from time to time by the Board or the stockholders and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. The secretary shall have responsibility for preparing minutes of the directors' and stockholders' meetings and authenticating records of the Company.

## ARTICLE VI
## RECORDS AND REPORTS

6.1     Maintenance and Inspection of Records. The Company shall, either at its principal executive office or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records.

Any stockholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the Company's stock ledger, a list of its stockholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent so to act on behalf of the stockholder. The demand under oath shall be directed to the Company at its registered office in Delaware or at its principal executive office.

6.2     Inspection by Directors. Any director shall have the right to examine the Company's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the Company to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

6.3     Annual Report. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending of an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

# ARTICLE VII
## SHARES

7.1     Issuance of Shares.  No shares of the Company shall be issued unless authorized by the Board.  Such authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.  No certificate shall be issued for any share until such share is fully paid.  The shares of the Company may be represented by certificates, or may be uncertificated shares.

7.2     Certificates for Shares.  Certificates representing shares of the Company shall be in such form as shall be determined by the Board.  Such certificates shall be signed by two officers of the Company designated by the Board.  The signatures of such officers may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or registered by a registrar, other than the Company itself or an employee of the Company.  Certificates for shares shall be consecutively numbered or otherwise identified.  The name and address of the person to whom the shares represented thereby are issued, with the number of shares or other identification and the date of issue, shall be entered on the share transfer books of the Company.  All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Company as the Board may prescribe.  Each certificate representing shares shall state upon the face thereof:

        (i)     The name of the Company;

        (ii)    That the Company is organized under the laws of the State of Delaware;

        (iii)   The name of the person to whom issued;

        (iv)    The number and class of shares; and

        (v)     The designation of the series, if any, which such certificates represent.

If the Company is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences and limitations applicable to each class and the variations in rights, preferences and limitations determined for each series and the board's authority to determine variations for future series must be summarized on the front or back of each certificate.  Alternatively, each certificate may state conspicuously on its front or back that the Company will furnish the stockholder this information on request in writing and without charge.

7.3     Transfers.  Transfers of stock shall be made only upon the share transfer books of the Company, kept at the registered office of the Company or at its principal place of business, or at the office of its transfer agent or registrar, and before a new certificate is issued the older certificate shall be surrendered for cancellation.  The Board may, by resolution, open a share registered in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers of shares therein.  Shares shall be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificate or an assignment separate from certificate, or by a written power of attorney to sell, assign and transfer the same, signed by the holder of said certificate.

7.4     Registered Owner.  Registered stockholders shall be treated by the Company as the holders in fact of the stock standing in their respective names and the Company shall not be bound to recognize any equitable or other claim to or interest in any share on the part of any other person, whether or not it shall have express or other notice thereto, except as expressly provided below or by the laws of the State of Delaware.  The Board may adopt by resolution a procedure whereby a stockholder of the Company may certify in writing to the Company that all or a portion of the shares registered in the name of such stockholder are held for the account of a specified person or persons.  The resolution shall set forth:

        (i)     The classification of stockholder who may certify;

(ii)     The purpose or purposes for which the certification may be made;

(iii)    The form of certification and information to be contained therein;

(iv)     If the certification is with respect to a record date or closing of the share transfer books, the date within which the certification must be received by the Company; and

(v)     1Such other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt by the Company of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the stockholder making the certification.

7.5     Mutilated, Lost or Destroyed Certificates.  In case of any mutilation, loss or destruction of any certificate of stock, another may be issued in its place on proof of such mutilation, loss or destruction.  The Board may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Company in such sum as they might determine or establish such other procedures as they deem necessary.

7.6     Fractional Shares or Scrip.  The Company may: (i) issue fractions of a share which shall entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Company in the event of liquidation; (ii) arrange for the disposition of the fractional interests by those entitled thereto; (iii) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such shares are determined; or (iv) issue scrip in registered or bearer form which shall entitle the holder to receive a certificate for a full share upon the surrender of such scrip aggregating a full share.  The Board may cause such scrip to be issued subject to the condition that it shall become void if not exchanged for certificates representing full shares before a specified date, or subject to the condition that the shares for which such scrip is exchangeable may be sold by the Company and the proceeds thereof distributed to the holders of such scrip, or subject to any other conditions which the Board may deem advisable.

7.7     Share of Another Corporation.  Shares owned by the Company in another corporation, domestic or foreign, may be voted by such officer, agent or proxy as the Board may determine.

7.8     Issuance/Consideration.  Shares may be issued at a price determined by the Board of Directors, or the Board may set a minimum price or establish a formula or method by which the price may be determined. Consideration for shares may consist of cash, promissory notes, services performed, and any other lawful form of consideration, including tangible or intangible property.  If shares are issued for other than cash, the Board of Directors shall determine the value of the consideration.  Shares issued when the Company receives the consideration determined by the Board are validly issued, fully paid and nonassessable.  A good faith judgment of the Board of Directors as to the value of the consideration received for shares is conclusive.

The Company may place shares issued for a contract for future services or a promissory note in escrow, or make other arrangements to restrict the transfer of the shares, and make credit distributions in respect of the shares against their purchase price, until the services are performed or the note is paid.  If the services are not performed or the note is not paid, the shares escrowed or restricted and the distributions credited may be cancelled in whole or in part.

7.9     Restriction of Transfer.  All certificates representing unregistered shares of the Company shall bear the following legend on the face of the certificate or on the reverse of the certificate if a reference to the legend is contained on the face:

THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE LAW, AND NO
INTEREST THEREIN MAY BE SOLD, DISTRIBUTED, ASSIGNED, OFFERED, PLEDGED
OR OTHERWISE TRANSFERRED UNLESS (A) THERE IS AN EFFECTIVE
REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE
SECURITIES LAWS COVERING ANY SUCH TRANSACTION INVOLVING SAID
SECURITIES OR (B) THIS CORPORATION RECEIVES AN OPINION OF LEGAL

COUNSEL FOR THE HOLDER OF THESE SECURITIES (CONCURRED IN BY LEGAL COUNSEL FOR THIS CORPORATION) STATING THAT SUCH TRANSACTION IS EXEMPT FROM REGISTRATION OR THIS CORPORATION OTHERWISE SATISFIED ITSELF THAT SUCH TRANSACTION IS EXEMPT FORM REGISTRATION. NEITHER THE OFFERING OF THE SECURITIES NOR ANY OFFERING MATERIALS HAVE BEEN REVIEWED BY ANY ADMINISTRATOR UNDER THE SECURITIES ACT OF 1933, OR ANY APPLICABLE STATE LAW. THE TRANSFER AGENT HAS BEEN ORDERED TO EFFECTUATE TRANSFERS OF THIS CERTIFICATE ONLY IN ACCORDANCE WITH THE ABOVE INSTRUCTIONS.

## ARTICLE VIII
## GENERAL MATTERS

8.1     Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.2     Dividends. The Board may, from time to time, declare and the Company may pay dividends on its outstanding shares in cash, property, or its own shares, except when the Company is insolvent or when the payment thereof would render the Company insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Certificate of Incorporation subject to the following provisions:

> (i)     Except as otherwise provided in this Section, dividends may be declared and paid in cash or property only out of:

>> (a)     The unreserved and unrestricted net earned surplus of the wCompany, or

>> (b)     The unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. No dividend out of unreserved and unrestricted net earnings so computed shall be paid which would reduce the net assets of the corporation below the aggregate preferential amount payable in the event of voluntary liquidation to the holders of shares having preferential rights to the assets of the Company in the event of liquidation.

> (ii)     Dividends may be declared and paid in its own treasury shares.

> (iii)     Dividends may be declared and paid in its own authorized but unissued shares out of any unreserved and unrestricted surplus of the corporation upon the following conditions:

>> (a)     If a dividend is payable in its own shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

>> (b)     If a dividend is payable in its own shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board by resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares; and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

8.3     Fiscal Year. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

8.4     Seal.  The Company may adopt a corporate seal, which shall be adopted and which may be altered by the Board.  The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

8.5     Waiver of Notice.  Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice.  Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.  Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

**ARTICLE IX**
**NOTICE BY ELECTRONIC TRANSMISSION**

9.1     Notice by Electronic Transmission.  Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given.  Any such consent shall be revocable by the stockholder by written notice to the Company.  Any such consent shall be deemed revoked if:

> (i)     the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

> (ii)    such inability becomes known to the secretary or an assistant secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

> (i)     if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

> (ii)    if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

> (iii)   if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

> (iv)    if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

9.2     Definition of Electronic Transmission.  An "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

9.3     Inapplicability.  Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

# ARTICLE X
# INDEMNIFICATION

10.1     Indemnification of Directors and Officers.  The Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.  The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

10.2     Indemnification of Others.  The Company shall have the power to indemnify and hold harmless, to the extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Company who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

10.3     Prepayment of Expenses.  The Company shall pay the expenses incurred by any officer or director of the Company, and may pay the expenses incurred by any employee or agent of the Company, in defending any Proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a person in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article X or otherwise.

10.4     Determination; Claim.  If a claim for indemnification or payment of expenses under this Article X is not paid in full within sixty days after a proper written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim.  In any such action the Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

10.5     Non-Exclusivity of Rights.  The rights conferred on any person by this Article X shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

10.6     Insurance.  The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.

10.7     Other Indemnification.  The Company's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

10.8     Amendment or Repeal.  Any repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

# ARTICLE XI
# AMENDMENTS

9.1     By Shareholders.  Except as provided in the next sentence, these Bylaws may be altered, amended or repealed by the affirmative vote of the holders of a majority of the outstanding voting power entitled to vote at any regular or special meeting of the shareholders.

9.2     By Directors.  The Board shall have the power to make, alter, amend and repeal the Bylaws of this corporation.  However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by the stockholders in accordance with the provisions of Section 11.1 of these Bylaws.

9.3     Emergency Bylaws.  The Board may adopt emergency Bylaws pursuant to Section 110 of the DGCL, which shall be operative during any emergency in the conduct of the business of the Company resulting from an attack on the United States or any nuclear or atomic disaster.